UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2012
Commission File Number: 001-13928

Royal Bank of Canada
(Translation of registrant's name into English)

200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Vice-President,
Associate General Counsel
& Secretary

1 Place Ville Marie
Montreal, Quebec
Canada H3C 3A9
Attention: Vice-President,
Associate General Counsel
& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: February 6, 2012

By: Carol McNamara

Name: Carol J. McNamara
Title: Vice-President, Associate General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Annual Report of Royal Bank of Canada for the fiscal year ended October 31, 2011.

Royal Bank of Canada

2011 Annual Report



ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are one of Canada's largest banks as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America's leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries.

For more information, please visit **rbc.com**.

VISION

Always earning the right to be our clients' first choice.

VALUES

Service: Excellent service to clients and each other
Teamwork: Working together to succeed
Responsibility: Personal responsibility for high performance
Diversity: Diversity for growth and innovation
Integrity: Trust through integrity in everything we do

STRATEGIC GOALS

- In **Canada**, to be the undisputed leader in financial services;
- **Globally**, to be a leading provider of capital markets and wealth management solutions;
- In **targeted markets**, to be a leading provider of select financial services complementary to our core strengths.

VISIT OUR ONLINE ANNUAL REPORT

View our online report at rbc.com/ar2011 (also available for mobile devices).



CONTENTS

See our Glossary for definitions of terms used throughout this document.

This annual report contains forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *United States Private Securities Litigation Reform Act* of 1995 and applicable Canadian securities legislation. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking Statements. Additional information about our forward-looking statements and risk factors can be found under the Caution regarding forward-looking statements in the Management's Discussion and Analysis.

INVESTING IN STRENGTH

Our strength, stability and strategy position us for long-term success:

- #1 market position in Canada with premier, globally competitive businesses;
- Well-diversified by business and geography;
- Capital base, credit ratings and balance sheet liquidity among strongest of all banks globally.

Revenue by Geography[1] (Three-Year Average)


17%
16%
67%
Canada
U.S.
International

Net Income from Continuing Operations[2] (C$ billion)


$5.7
$5.7
$6.7
2009
2010
2011

Revenue by Business Segment[1] (Three-Year Average)


6%
16%
39%
16%
23%
Canadian Banking
Capital Markets
Insurance
Wealth Management
International Banking

Return on Equity[2]


17.9%
16.5%
18.0%
2009
2010
2011

Dividends Declared


$3.00
$2.00
$1.00
0
$0.69
$0.76
$0.86
$1.01
$1.18
$1.44
$1.82
$2.00
$2.00
$2.00
$2.08
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011(4)

Tier 1 Capital[3]


13.0%
13.0%
13.3%
2009
2010
2011

(1) Amounts represent continuing operations and exclude Corporate Support
(2) Presented on a continuing operations basis
(3) Presented on a consolidated basis
(4) Announced quarterly dividend increase in Q2, 2011 of 8% to $0.54 per share

CHIEF EXECUTIVE OFFICER'S MESSAGE

A Year of Strong Growth in a Challenging Environment
2011 was a year of strong business and earnings growth for RBC. We delivered record results in Canadian Banking, Wealth Management and Insurance, and strong growth in our corporate and investment banking business in Capital Markets. We continued to extend our lead in Canada and grow our presence globally. We achieved all this in a year marked by crisis conditions in Europe and global economic and market upheaval. In response to this environment, we took steps to further de-risk our balance sheet and actively strengthen our capital base, both of which are now among the strongest for banks in the world. Our brand stands as a symbol of integrity, strength and stability. While many global banks have been forced to retrench, RBC continues to focus on serving clients and executing on our long-term strategy to build our future.

In keeping with our commitment to actively deploy our capital where we can generate the highest returns, we announced the sale of our U.S. regional retail banking operations[1]. We incurred a loss of $1.6 billion related to the sale, comprised primarily of a write-off of $1.3 billion of goodwill and intangibles. These are now classified as discontinued operations. The loss impacted our consolidated net income for the year, which was $4.85 billion.

Our earnings from continuing operations were $6.65 billion, up 16 per cent from the prior year, demonstrating the strength of our strategy, the importance of our diversified business mix and the ability of our people to differentiate RBC as an exceptional source of advice for clients. Diluted earnings per share (EPS) were $4.45, up from $3.82, and return on common equity (ROE) was 18 per cent, up from 16.5 per cent. On a continuing operations basis, we met or exceeded all of the financial objectives we laid out last year and we increased our quarterly dividend by 8 per cent.

Over the medium term, we continue to outperform our global peers on returns to shareholders. Our three-year average annual total shareholder return (TSR) ranks us in the second quartile compared to our global peer group, and our five-year TSR ranks us in the first quartile.

Despite double-digit earnings growth from continuing operations, our recent market performance has been affected by the conditions in the U.S. and Europe. These are complex situations that will take time to work through. In the interim, we are focused on strengthening our financial and competitive position, and we remain positive about our continued leadership in Canada and our global growth.

Steady Progress in our Focused, Long-Term Strategy
Strategies among Canadian banks have diverged in the past 10 years. We believe our approach will give us a distinct advantage over the next decade.

Our strategy is to be a universal bank in Canada with the number one market position, and we continue to grow our volumes and win market share. Internationally, we are building premier, globally competitive businesses that primarily serve corporate, institutional and high net worth clients. In today's environment, we are seeing increased opportunities as clients are attracted to the strength and capabilities of RBC and are reconsidering traditional banking relationships. Our brand also helps us attract new top tier employees to RBC, and is helping to position our global franchises in capital markets and wealth management to deliver profitable long-term growth for our shareholders.

Our growth will be governed by our commitment to a diversified business mix through the cycle: approximately 75 per cent of our revenue from banking, insurance and wealth management, and 25 per cent from capital markets. Our diversification is a pillar of our earnings stability, sound risk management and growth.

We made progress on each of our three strategic goals in 2011.

Goal #1: Extend our Number One Position in Canada
During the year, we advanced our leadership position in Canada across virtually all of our businesses.

Our **Canadian Banking** business delivered record net income this year, up 15 per cent, and contributed just over half of our total earnings. We rank number one or number two in market share in all consumer and business product categories, and we lead Canadian banks in overall volume growth. Our outperformance in the market is also driven by our number one rank in cross-selling (2011 Ipsos-Reid survey). For instance, 18 per cent of our customer households have transaction accounts, investments and borrowing products with us – compared to 13 per cent for our next nearest competitor, and our peer average of 10 per cent. Our Canadian Banking business won numerous awards over the year for everything from financial planning and advice to telephone

(1) The transaction is expected to close in March of 2012.

and ATM banking excellence and online banking. These included the top spot in Forrester's 2010 Canadian Bank Secure Web Site rankings, Surviscor's 2011 Consumer Online Banking scorecard and Dalbar Inc.'s ranking of Canadian online direct brokerages. This year RBC also became the first Canadian bank to launch fully integrated mobile banking applications for Blackberry®, iPhone® and Android.

We are leveraging our distribution network and mobile sales force – the largest in the country – to continue cross-selling our broad products and services. We are also taking advantage of our scale to reduce costs and improve efficiency. We are investing in new digital solutions and advice channels so that we remain an unmatched resource for financial advice and solutions. This includes our retail store concept, which provides a new way of delivering banking services through a hybrid of best-in-class retail shopping and financial services.

RBC Insurance delivered record earnings and a strong year of business growth. We ranked highest overall in customer satisfaction for 2011 among auto insurance companies in Ontario and the Atlantic Region by J.D. Power and Associates. And for a record-breaking 10th straight year, RBC Insurance was named the favourite travel insurance provider in the 2011 Agents' Choice Awards. We see opportunities to increase sales through low-cost proprietary channels while maintaining third party distribution and strengthening our product offering and client relationships.

Our **RBC Wealth Management** businesses in Canada also built on their leading market shares this year. Dominion Securities, which is approximately twice the size of our nearest competitor by assets, Phillips, Hager & North Investment Counsel, a leader in discretionary wealth management, and our estate and trust services group all grew their businesses by collaborating across the organization to offer our clients a full suite of wealth management products and services. Our asset management business, RBC Global Asset Management, is the largest retail fund company in Canada, with 15 per cent market share and more than $110 billion of assets under management, and this year we became the largest in long-term funds under management as well. For four consecutive years, we have exceeded 25 per cent of the industry net sales of long-term mutual funds. Our goal is to continue to extend our lead in asset management by further leveraging our global capabilities, and expand our market share in the high net worth segment in Canada.

RBC Capital Markets had a strong year in corporate and investment banking and continued to lead in Canada. As the top underwriter in debt capital markets, we captured 33 per cent of the Canadian corporate bond market in 2011, our highest market share since 1999 (Bloomberg). We were named Best Investment Bank in Canada for the fourth year in a row by *Euromoney*, and for the second year in a row, we were named the number one team for Canadian Equity Research by the 2011 Brendan Wood International Study of Institutional Investors. We see opportunity in Canada to further grow our lead by continuing to bring our global capabilities to our Canadian clients.

Our brand strength in Canada benefits all our businesses. This year, we were named Brand of the Year by *Strategy* magazine and Most Valuable Brand in Canada by *Brand Finance*. Our investments in our brand are paying off and will continue to bolster our growth in Canada and internationally.

Goal #2: Grow Capital Markets and Wealth Management Globally

For the past several years, we have been building the foundation to be a global leader in both Capital Markets and Wealth Management. The strength and stability of RBC sets us apart in the global marketplace and enables us to grow our global client base and win market share. We are also focusing on collaborating across these two businesses to serve our clients.

In **RBC Capital Markets**, our corporate and investment banking business had a strong year notwithstanding difficult market conditions. In line with our strategy to shift our business mix, corporate and investment banking grew revenue by 20 per cent, gaining market share and winning significant mandates across geographies. We moved up to 11th largest investment bank by fees globally according to Bloomberg, from 14th last year. Our past investments in our U.S. business are paying off, as we successfully expanded our sector coverage, corporate loan book, client relationships and mandates. Our European credit business was ranked number one in Fixed Income e-Trading and Non-Core Currency bonds and we received top rankings in several categories including Overall Credit House, Dollar bonds, Sovereign bonds, Sterling bonds and Euro bonds in *Credit* magazine's 2011 European Credit awards.

While our overall European franchise remains strong, in 2011, our fixed income trading business faced significant challenges driven primarily by concerns over the weakening global economy and the European sovereign debt crisis. We have been proactively reducing exposure and scaling our business in response to the market while remaining committed to our global clients. While we expect trading conditions to continue to be challenging, we see opportunities to strengthen our corporate and investment banking business and are shifting capital accordingly. We also see opportunity in Asia, where we opened a new trading floor in Hong Kong. We will prudently take advantage of the market disruption to grow, with a careful eye on managing risk and protecting our balance sheet.

RBC Wealth Management has evolved significantly in the past few years. RBC is now the sixth-largest wealth manager in the world by client assets, the fifth-largest by revenue and the fourth-largest by earnings, according to Scorpio Partnership's most recent survey. We continue to win international accolades, including Best Overall Private Bank in Jersey and the Caribbean by *Euromoney* and Best Institutional Trust Team by the U.K.-based Society of Trust and Estate Practitioners. This year we achieved top ranking for investor satisfaction among full-service investment firms in the U.S. from J.D. Power and Associates, evidence that our focus on improving client experience is working. In our global asset management business, we started to leverage the acquisition of U.K.-based BlueBay Asset Management and will consider additional acquisitions as opportunities arise.

We have a strong foundation for growth and the recent launch of our global advertising campaign highlights the strength, stability, global reach and integrity of RBC, which set us apart in the market. We intend to grow our global asset management business, to increase our market share overall with high net worth and ultra high net worth investors, and to expand in the U.K. and emerging markets.

Goal #3: Invest and Build in Select International Businesses

Our **Caribbean Banking** business has been under pressure from continued weakness in the tourism industry and local economies. RBC has a strong franchise and Caribbean banking remains an attractive business with healthy margins over the long-term. We are strengthening the business for the future by undertaking an extensive reorganization and branding initiative.

RBC Dexia Investor Services, our 50 per cent joint venture with the Dexia Group, is a top 10 global custodian serving a diverse base of institutional and corporate clients in 15 countries. This past year, RBC Dexia IS continued to execute its growth strategy, broadened its suite of product services, and won several significant industry awards in Canada and globally for its performance and client service. This business faces a challenging environment in the near-term as interest rates remain low and stock markets continue to be volatile and under pressure. However, RBC Dexia IS is well positioned to benefit from the long-term demographic trends that point to growth in wealth management around the world.

Improved our Financial Flexibility and Strength

We have a strong financial position and over the last few years we have steadily improved the liquidity and risk profile of our balance sheet. Our capital base and credit ratings are among the strongest of financial institutions around the world. Our Tier 1 capital ratio stands at 13.3 per cent at year-end and our Tier 1 common ratio at 10.6 per cent. In this environment of challenging market conditions and regulatory change, we believe it is prudent to maintain excess capital. Our financial strength provides a significant competitive advantage and financial flexibility to take advantage of opportunities.

Underpinning our financial strength is a strong risk culture that is in line with our conservative, client-first approach. We are comfortable with our exposures in Europe, which are consistent with our disciplined approach, and will continue to actively monitor events and serve our global clients.

In this environment, operational excellence and efficiencies are more critical than ever. We have embarked on an enterprise-wide cost management program that will allow us to reduce the rate of expense growth while investing to strengthen our competitive position and grow earnings.

Invested in Our People and Communities

Our competitive advantage is the quality of advice we offer clients, and behind that advice are approximately 74,000 knowledgeable, client-focused and committed employees. To attract and retain our people, we work hard to build a high performance, high engagement and collaborative culture, and to provide them with opportunities to grow and succeed. Our shared values of service, teamwork, responsibility, diversity and integrity help guide our behaviours and decisions, inspire us to lead in diversity and inclusion and define what it means to be a responsible corporate citizen.

I'm proud that we consistently achieve high employee engagement ratings and remain an employer of choice. This year we were named one of the Best Workplaces in Canada, one of Canada's Top 100 Employers, one of Canada's Best Diversity Employers, one of Canada's Greenest Employers, and one of Canada's Best Employers for New Canadians.

RBC and the people who work here share a commitment to improving our communities through our 10-year, $50-million Blue Water Project and our support for children's mental health, after-school projects, film and the arts, Olympic athletes and community hockey. In New York and London, the RBC Race for the Kids raised over $1.5 million for children's charities this year. In 2011, RBC was named one of Canada's Top 50 Socially Responsible Corporations, and one of Canada's Best 50 Corporate Citizens. We were also named to the Global 100 Most Sustainable Corporations list and were listed on the Dow Jones Sustainability Index for the 12th consecutive year.

Our Thanks

On behalf of the RBC senior management team, I would like to thank our RBC employees around the world for putting our clients first. We would also like to thank our 15 million clients for their business, and to welcome all of our new clients who decided to switch to RBC this year. And finally, to our shareholders, we remain committed to moving forward on our strategy in 2012 and reinforcing your confidence in a strong and growing RBC.



Gordon M. Nixon
President and Chief Executive Officer

CHAIRMAN'S MESSAGE

In the face of ongoing uncertainty in global markets, the Board of Directors maintained its vigilant focus in 2011 on the risk environment and on positioning RBC for the future. We engaged actively with management to ensure that the organization remains resilient and responsive to challenges and opportunities.

Our stakeholders expect that RBC will demonstrate a strong risk discipline, and a key priority of the board is embedding a prudent risk culture throughout the organization. The Board of Directors drew from its collective business experience to oversee risk management, adopting comprehensive frameworks to identify principal risks to the businesses and the controls implemented to manage them. Our processes for determining the Bank's appetite for risk and monitoring risk have continued to improve in an evolving risk environment, and must continue to do so. Within this context, we reviewed management's plans over the past year to ensure they are balanced and focused on generating shareholder value within acceptable risk tolerances.

In addition to reviewing strategies for managing risk, we acted as key advisors in the development of strategic business plans that will contribute to our goals for growth over the medium and long term. During 2011, the board reviewed aspects of RBC strategy at every meeting, taking into account the opportunities and risks of the businesses. The board participated with management in the annual session dedicated to strategic planning. Throughout the year we assessed corporate performance against objectives to monitor the organization's progress. We approved the enterprise strategy as well as major transactions and capital expenditures aligned with the strategic plan.

To assist board members in understanding their responsibilities and to keep their knowledge current, we provide an ongoing education program. In 2011, several educational presentations focused on the transition to International Financial Reporting Standards (IFRS), with targeted sessions aimed at ensuring directors have thorough understanding of IFRS accounting standards that significantly impact RBC. Other presentations were aimed at deepening the board's understanding of areas such as capital and liquidity and the Bank's risk profile relative to global peers.

In setting the tone at the top, our goal is to foster a culture of shared values and integrity that is critical to the long-term success of RBC. All of our efforts are marked by an emphasis on trust, integrity and good governance. To maximize shareholder value on a sustainable basis, these values must extend beyond the Board of Directors into every segment of business activity. Our reputation for leading corporate governance practices continues to be cited among the world's best. We remain firmly committed to continuous improvement of the strong and effective governance standards of RBC and to transparency in our disclosure.

United by our common values and goals, our board also brings more value to our shareholders through its diversity of thought and backgrounds. Our Corporate Governance and Public Policy Committee regularly reviews and assesses the board's existing strengths and the evolving needs of RBC. In 2011, we were pleased to welcome our newest directors – Heather Munroe-Blum and Bridget van Kralingen – who are both well-recognized in their respective fields and whose experience and expertise are already adding an important dimension to the organization.

As Chairman of the Board, my goal is to provide leadership to the Board of Directors – directing its collective strengths and experience to supervise and guide management in enhancing the stability of the enterprise and creating long-term value for shareholders. The board is proud to be actively engaged in the achievements of RBC. We extend appreciation to management and to the approximately 74,000 RBC employees for their commitment throughout the challenges of 2011 to delivering value for shareholders and clients around the world.

On behalf of the Board of Directors,

David P. O'Brien
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2011, compared to the preceding two years. This MD&A should be read in conjunction with our 2011 Annual Consolidated Financial Statements and related notes and is dated December 1, 2011. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2011 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators' website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's (SEC) website at sec.gov.

See our Glossary for definitions of terms used throughout this document.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this 2011 Annual Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision and strategic goals, the Economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could" or "would".

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management and Overview of other risks sections; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis and the lowering of the U.S. long-term sovereign credit rating by Standard & Poor's; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations including relating to the payments system in Canada, consumer protection measures and the *Dodd-Frank Wall Street Reform and Consumer Protection Act* and the regulations to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

Selected financial and other highlights — Table 1

(C$ millions, except per share, number of and percentage amounts)	2011	2010	2009	2011 vs. 2010 Increase (decrease)	
Continuing operations					
Total revenue	$ 27,430	$ 26,082	$ 26,441	$ 1,348	5.2%
Provision for credit losses (PCL)	975	1,240	2,167	(265)	(21.4)%
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	3,360	3,546	3,042	(186)	(5.2)%
Non-interest expense	14,453	13,469	13,436	984	7.3%
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	8,642	7,827	7,796	815	10.4%
Net income from continuing operations	6,650	5,732	5,681	918	16.0%
Net loss from discontinued operations	(1,798)	(509)	(1,823)	(1,289)	n.m.
Net income	$ 4,852	$ 5,223	$ 3,858	$ (371)	(7.1)%
Segments – net income (loss) from continuing operations					
Canadian Banking	$ 3,492	$ 3,044	$ 2,663	$ 448	14.7%
Wealth Management	809	669	583	140	20.9%
Insurance	601	491	527	110	22.4%
International Banking	173	92	123	81	88.0%
Capital Markets	1,575	1,647	1,768	(72)	(4.4)%
Corporate Support	–	(211)	17	211	n.m.
Net income from continuing operations	$ 6,650	$ 5,732	$ 5,681	$ 918	16.0%
Selected information					
Earnings (loss) per share (EPS) – basic	$ 3.21	$ 3.49	$ 2.59	$ (.28)	(8.0)%
– diluted	$ 3.19	$ 3.46	$ 2.57	$ (.27)	(7.8)%
Return on common equity (ROE) (1)	12.9%	14.9%	11.9%	n.m.	(200) bps
Return on risk capital (RORC) (1)	19.0%	25.4%	19.5%	n.m.	(640) bps
Selected information from continuing operations					
Earnings per share (EPS) – basic	$ 4.47	$ 3.85	$ 3.90	$ .62	16.1%
– diluted	$ 4.45	$ 3.82	$ 3.86	$ .63	16.5%
Return on common equity (ROE) (1)	18.0%	16.5%	17.9%	n.m.	150 bps
Return on risk capital (RORC) (1)	28.9%	31.5%	33.2%	n.m.	(260) bps
Specific PCL as a % of average net loans and acceptances	.34%	.45%	.72%	n.m.	(11) bps
Gross impaired loans (GIL) as a % of loans and acceptances	.78%	.95%	1.02%	n.m.	(17) bps
Capital ratios and multiple					
Tier 1 capital ratio	13.3%	13.0%	13.0%	n.m.	30 bps
Total capital ratio	15.3%	14.4%	14.2%	n.m.	90 bps
Assets-to-capital multiple	16.1X	16.5X	16.3X	n.m.	n.m.
Tier 1 common ratio (2)	10.6%	9.8%	9.2%	n.m.	80 bps
Selected balance sheet and other information					
Total assets	$ 751,702	$ 726,206	$ 654,989	$ 25,496	3.5%
Securities	179,558	183,519	177,298	(3,961)	(2.2)%
Loans (net of allowance for loan losses)	296,284	273,006	258,395	23,278	8.5%
Derivative related assets	100,013	106,155	92,095	(6,142)	(5.8)%
Deposits	444,181	414,561	378,457	29,620	7.1%
Average common equity (1)	35,550	33,250	30,450	2,300	6.9%
Average risk capital (1)	24,150	19,500	18,600	4,650	23.8%
Risk-weighted assets (RWA)	267,780	260,456	244,837	7,324	2.8%
Assets under management (AUM)	308,700	264,700	249,700	44,000	16.6%
Assets under administration (AUA) – RBC	699,800	683,800	648,800	16,000	2.3%
– RBC Dexia IS (3)	2,744,400	2,779,500	2,484,400	(35,100)	(1.3)%
Common share information					
Shares outstanding (000s) – average basic	1,430,722	1,420,719	1,398,675	10,003	0.7%
– average diluted	1,437,904	1,433,754	1,412,126	4,150	0.3%
– end of period	1,438,376	1,424,922	1,417,610	13,454	0.9%
Dividends declared per share	$ 2.08	$ 2.00	$ 2.00	$ .08	4.0%
Dividend yield (4)	3.9%	3.6%	4.8%	n.m.	30 bps
Common share price (RY on TSX) – close, end of period	$ 48.62	$ 54.39	$ 54.80	$ (5.77)	(10.6)%
Market capitalization (TSX)	69,934	77,502	77,685	(7,568)	(9.8)%
Business information from continuing operations (number of)					
Employees (full-time equivalent) (FTE)	68,480	67,147	65,980	1,333	2.0%
Banking branches	1,338	1,336	1,323	2	0.1%
Automated teller machines (ATM)	4,626	4,557	4,544	69	1.5%
Period average US$ equivalent of C$1.00 (5)	$ 1.015	$ .959	$ .858	$ .056	5.8%
Period-end US$ equivalent of C$1.00	$ 1.003	$ .980	$ .924	$ .023	2.3%

(1) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity, and Average risk capital. For further discussion on Average risk capital, ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2) For further discussion, refer to the Key performance and non-GAAP measures section.
(3) Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(4) Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(5) Average amounts are calculated using month-end spot rates for the period.
n.m. not meaningful

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are one of Canada's largest banks as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America's leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Vision and strategic goals

Our business strategies and actions are guided by our vision of **"Always earning the right to be our clients' first choice."** Our strategic goals are:

- In Canada, to be the undisputed leader in financial services;
- Globally, to be a leading provider of capital markets and wealth management solutions; and
- In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

For our progress in 2011 against these goals, refer to the Business segment results section.

Overview and outlook

Economic, market and regulatory review and outlook – data as at December 1, 2011

Canada

The Canadian economy is estimated to grow at 2.3% during calendar 2011, slower than our estimate of 2.6% as at December 2, 2010. Growth in the early part of the year reflected strong business spending which slowed mid-year as the earthquake in Japan disrupted the automotive supply chain and reduced manufacturing activity. Growth appeared to have moderately improved in the latter half of the year reflecting higher exports and slightly higher consumer spending due to employment gains during the year with the unemployment rate declining to 7.3% in October. Strong housing activity during the year benefited volume growth in our home equity products. While the Canadian economy continued to demonstrate moderate growth, the Bank of Canada (BoC) maintained interest rates at 1% due to continued global economic uncertainty.

In calendar 2012, the Canadian economy is expected to grow by 2.5% as stable labour markets should support moderately higher consumer and business spending. However, given the continued global economic uncertainty, the BoC is expected to delay interest rate increases until the second half of 2012.

United States

The U.S economy is estimated to grow at 1.8% during calendar 2011, down from our estimate of 2.8% as at December 2, 2010 largely reflecting weaker than expected global economic growth impacted by heightened European sovereign debt concerns in the latter part of the year. Growth slowed during the middle of the year as consumer spending weakened due to prolonged elevated levels of unemployment. In response, the Federal Reserve (Fed) maintained interest rates at 0% to 0.25% and applied additional policy stimulus to further reduce long term interest rates to help consumers refinance mortgages at lower rates.

In calendar 2012, growth in the U.S. economy is expected to improve to 2.5% reflecting higher business investment driven by strong corporate balance sheets and the continued low interest rate environment. The Fed has indicated that it expects to maintain interest rates at historically low levels until at least the middle of 2013.

Europe

The Eurozone economy is estimated to grow at 1.7% during calendar 2011. Growth during the year slowed as heightened sovereign debt concerns and fiscal austerity measures weakened consumer and business confidence. Funding costs for European countries increased in the latter half of the year and reduced funding access for global banks, particularly in Europe. In response, the European Union (EU) and Eurozone governments announced policy action through additional Greek debt restructuring, further bank recapitalization and expanded liquidity support in funding markets. During the year, interest rates increased to 1.5%; however, given weaker economic growth, were reduced to 1.25%. We expect interest rates to further decrease to 1.0% by the end of calendar 2011.

In calendar 2012, Eurozone growth is expected to weaken to 0.9% as government and business spending is expected to remain slow reflecting elevated debt levels and weakening access to credit. Although both the EU and the G20 have indicated continued support for additional funding mechanisms, uncertainty remains about the effectiveness of this policy action. As a result, Eurozone growth and funding costs are likely to remain under pressure. The outlook on growth will therefore depend on the severity and duration of the European sovereign debt crisis. While inflation continues to remain elevated, we believe that interest rates will be maintained at 1.0% for the remainder of calendar 2012 to provide continued stimulus to the economy.

Financial markets

Global capital markets improved in the first half of the fiscal year; however they deteriorated significantly in the latter half in response to the weakening global economy and European sovereign debt issues. Challenging market conditions reflected sharp declines in client volumes, increasing trading volatility and widening of credit spreads driven by reduced market liquidity in the latter half of the year. Issuance activity remained strong throughout most of the year although it moderated at the end of the year reflecting the less favourable market environment.

In fiscal 2012, we expect global capital markets to remain under pressure until there is improvement in the global economy and resolution of European sovereign debt issues. Funding costs for global banks are likely to remain heightened given this uncertainty in addition to expected regulatory requirements for higher levels of liquidity.

These predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

For details on risk factors from general business and economic conditions that may affect our business and financial results, refer to the Overview of other risks section.

Regulatory environment

We continue to respond to global regulatory developments such as liquidity requirements under the Basel Committee on Banking Supervision (BCBS) global standards for capital and liquidity reform (Basel III), Over-the-Counter Derivatives reform, new consumer protection measures and specific financial reforms like the *Dodd-Frank Wall Street Reform and Consumer Protection Act* (Dodd-Frank). We continue to monitor these and other developments and are working to ensure business impacts, if any, are minimized.

For details on risk factors resulting from global regulatory developments that may affect our business and financial results, refer to the Overview of other risks section. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections.

Defining and measuring success through Total Shareholder Returns
Our focus is to maximize shareholder returns through the achievement of top quartile Total Shareholder Returns (TSR) over the medium term (3-5 years) which we believe reflects a longer term view of strong and consistent financial performance.

TSR aligns to our three strategic goals and we believe represents the most appropriate measure of shareholder value creation. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. The absolute size of the TSR will vary depending on market conditions and the relative position reflects the market's perception of our overall performance relative to our peers over a period of time.

Financial performance objectives are used to measure progress against our medium-term TSR objective. We review and revise these financial objectives as economic, accounting, market and regulatory environments change. By focusing on our medium-term objectives in our decision-making, we believe we will be well positioned to provide sustainable earnings growth and solid returns to our shareholders.

Our financial objectives are diluted EPS growth of 7%+, ROE of 16% - 20% and strong capital ratios. The outcome of these financial objectives is the dividend payout ratio.

On a continuing operations basis, we compared favourably to all of our financial objectives and met our dividend payout ratio target. On a consolidated basis, we did not meet our diluted earnings per share (EPS) growth and return on equity (ROE) objectives and we were outside our dividend payout target due to the loss on the announced sale of our U.S. regional retail banking operations. For further details on our announced sale of our U.S. regional retail banking operations, refer to the Key corporate events of 2011 section.

We have revised our ROE target to 18%+ from 16% – 20% to reflect the reduction in average common equity due to the impact of our adoption of International Financial Reporting Standards (IFRS) effective November 1, 2011. For further details, refer to the Accounting and control matters section.

Our three- and five- year average annual TSR of 5% and 4% respectively, ranked us in the second quartile for the three year period and top quartile for the five year period within our global peer group. The three-year and five-year average annual TSR for our global peer group was 1% and (6)% respectively.

3 and 5 year TSR vs. peer group average — **Table 2**

	3 Year TSR (1)	5 Year TSR (1)
Royal Bank of Canada	5%	4%
	2nd Quartile	Top Quartile
Peer Group Average (2)	1%	(6)%

(1) The three and the five year average annual TSR are calculated based on our common share price appreciation plus reinvested dividend income for the period October 31, 2008 to October 31, 2011 and October 31, 2006 to October 31, 2011 respectively, based on information as disclosed by Bloomberg L.P.

(2) We compare our TSR to that of a global peer group approved by our Board of Directors and consisting of 20 financial institutions: seven large Canadian financial institutions in addition to us (Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, Power Financial Corporation, The Bank of Nova Scotia and The Toronto-Dominion Bank), five U.S. financial institutions (Bank of America Corporation, JPMorgan Chase & Co., The Bank of New York Mellon Corporation, U.S. Bancorp and Wells Fargo & Company), five European financial institutions (Banco Bilbao Vizcaya Argentaria Group (BBVA), Barclays PLC, BNP Paribas, Credit Suisse Group AG and Deutsche Bank Group) and two Australian financial institutions (National Australia Bank and Westpac Banking Corporation).

Common share and dividend information — **Table 3**

For the year ended October 31	2011	2010	2009	2008	2007
Common share price (RY on TSX) – close, end of period	$ 48.62	$ 54.39	$ 54.80	$ 46.84	$ 56.04
Dividends paid per share	2.04	2.00	2.00	2.00	1.72
Increase (decrease) in share price	(10.6)%	(.7)%	17.0%	(16.4)%	12.5%
Total shareholder return	(6.7)%	2.9%	22.7%	(12.8)%	16.2%

Key corporate events of 2011

BlueBay Asset Management plc (BlueBay): On December 17, 2010, we completed the acquisition of BlueBay for GBP959 million (C$1,509 million), which added approximately $39.1 billion in assets under management. Our BlueBay results are reported on a one-month lag. For further details, refer to Note 11 to our 2011 Annual Consolidated Financial Statements.

MBIA Inc. (MBIA) settlement: On December 31, 2010, we concluded a legal settlement with MBIA on the termination of the direct monoline insurance protection provided by them. Both parties also agreed to withdraw from their legal actions against each other. This resulted in a gain of $102 million ($49 million after-tax and compensation adjustments) mainly due to the termination of the credit default swaps insured by MBIA recorded in 2011.

U.S. regional retail banking operations: On June 20, 2011 we announced a definitive agreement to sell our U.S. regional retail banking operations to PNC Financial Services Group, Inc. Our current estimate of the sale price is approximately US$3.6 billion (C$3.6 billion). The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close in March 2012. As a result of this announcement, we classified a significant majority of our U.S. regional retail banking operations as discontinued operations.

We are maintaining a cross-border banking platform that serves the needs of Canadian clients across the U.S. The results of these activities are included in International Banking in continuing operations. For further details, refer to Note 11 to our 2011 Annual Consolidated Financial Statements.

Liberty Life Insurance Company (Liberty Life): On April 29, 2011, we completed the divestiture of Liberty Life Insurance Company (Liberty Life), our U.S. life insurance business, to Athene Holding Ltd. for US$628 million (C$641 million). For further details, refer to Note 11 to our 2011 Annual Consolidated Financial Statements.

Discontinued operations: Our U.S. regional retail banking operations and Liberty Life as discussed above have been classified as discontinued operations for all periods presented unless otherwise specified. For further details, refer to Note 1 to our Annual Consolidated Financial Statements. For a discussion of our net loss from discontinued operations, refer to the Financial performance section.

Overview

2011 vs. 2010

We reported net income of $4,852 million, down $371 million, or 7% from a year ago. Diluted EPS was $3.19 and ROE was 12.9%. Our Tier 1 capital ratio was 13.3% up 30 basis points (bps) from the prior year.

Continuing operations

2011 vs. 2010

Net income from continuing operations was $6,650 million, up $918 million, or 16% from a year ago. Diluted EPS from continuing operations of $4.45 increased $.63 and ROE from continuing operations was 18.0%, up 150 bps from the prior year. Our results reflected strong business growth in Canadian Banking and Insurance, higher average fee-based client assets in Wealth Management as well as growth in our corporate and investment banking businesses in Capital Markets. Lower provision for credit losses (PCL) of $265 million and a decrease in income tax expense of $108 million reflecting a lower effective tax rate also contributed to the increase. These factors were partially offset by higher costs in support of business growth and lower trading revenue reflecting challenging market conditions particularly in the latter half of the year.

Canadian Banking net income was $3,492 million, up $448 million or 15%, from last year, largely reflecting solid volume growth across most businesses and lower PCL. These factors were partially offset by increased staff costs including higher pension expense.

Wealth Management net income of $809 million, increased $140 million, or 21%, from a year ago. Excluding certain accounting and tax adjustments in both periods, net income of $747 million was up $122 million, or 20%, mainly due to higher average fee-based client assets and increased transaction volumes. These factors were partially offset by higher costs in support of business growth. Results excluding adjustments are non-GAAP measures. For a discussion on these adjustments and a reconciliation, refer to the Key performance and non-GAAP measures section.

Insurance net income of $601 million, increased $110 million, or 22%, from a year ago, mainly due to lower claims costs in our reinsurance, auto and disability products, solid volume growth across all businesses and favourable actuarial adjustments. These factors were partially offset by lower net investment gains in the current year.

International Banking net income was $173 million, up $81 million, or 88% compared to the prior year. Results in Caribbean banking mainly reflected lower PCL and a lower effective tax rate, partly offset by lower business loan volumes and spread compression. Higher earnings at RBC Dexia IS mainly driven by increased transaction volumes and higher average fee-based client assets also contributed to the increase. In addition, the prior year included losses on our available-for-sale (AFS) securities, in Caribbean banking, which unfavourably impacted our results in that year.

Capital Markets net income of $1,575 million, decreased $72 million, or 4%, from a year ago, mainly due to significantly lower fixed income trading results reflecting challenging market conditions, higher costs in support of infrastructure investments and business growth, and the unfavourable impact of the stronger Canadian dollar. These factors were partially offset by strong growth in our corporate and investment banking businesses and higher debt origination activity in our global markets businesses. A recovery in PCL as compared to PCL expense in the prior year also partially offset the decrease.

Corporate Support net income of nil included favourable tax adjustments, largely offset by certain unfavourable accounting adjustments.

Discontinued operations

Net loss from discontinued operations was $1,798 million which compares to a net loss of $509 million in the prior year, largely reflecting the loss of $1.6 billion related to the previously announced sale of our U.S. regional retail banking operations, comprised primarily of a write-off of $1.3 billion of goodwill and intangibles. The prior year included a loss on sale of $116 million related to Liberty Life, which has now been re-classified as discontinued operations. Also, included was a net operating loss of $243 million which decreased from a net operating loss of $393 million a year ago largely due to lower PCL in our U.S. commercial portfolio and our builder finance portfolio reflecting stabilizing asset quality.

Assets of discontinued operations related to the announced sale of our U.S. regional retail banking operations were $27,143 million (2010 – $29,035 million; 2009 – $32,156 million) and the liabilities of discontinued operations related to U.S. regional retail banking operations were $20,071 million (2010 – $19,849 million; 2009 – $23,499 million).

Assets of discontinued operations related to Liberty Life were $nil (2010 – $5,329 million; 2009 – $4,565 million) and the liabilities of discontinued operations related to Liberty Life were $nil (2010 – $4,605 million; 2009 – $3,844 million).

Summary of 2010 vs. 2009

In 2010, net income from continuing operations of $5,732 million was up $51 million from 2009.

Canadian Banking net income was $3,044 million, up $381 million or 14% from 2009, reflecting revenue growth in all businesses and lower PCL.

Wealth Management net income was $669 million, up $86 million, or 15%, from 2009, primarily due to higher average fee-based client assets and higher transaction volumes as well as favourable income tax adjustments recorded in 2010. These factors were partially offset by spread compression and the impact of the stronger Canadian dollar.

Insurance net income was $491 million, down $36 million, or 7%, mainly due to higher claims costs in our disability and auto products, and unfavourable life policyholder experience, partially offset by favourable actuarial adjustments and our ongoing focus on cost management.

International Banking net income was $92 million, down $31 million, or 25%, mainly reflecting higher PCL and higher losses on our AFS securities in the Caribbean. The decrease was also due to the unfavourable impact of the stronger Canadian dollar. These factors were partially offset by a $52 million ($39 million after tax) provision recorded in 2009 related to the restructuring of certain Caribbean banking mutual funds of which $11 million ($8 million after tax) was reversed in 2010, and higher earnings at RBC Dexia IS.

Capital Markets net income was $1,647 million, down $121 million or 7%, mainly due to lower trading revenue reflecting less favourable trading conditions, and the unfavourable impact of the stronger Canadian dollar and partially offset by significantly lower losses on certain legacy portfolios and our U.S. assets previously hedged with MBIA. Lower PCL and strong growth in our investment banking businesses also offset the decrease.

Corporate Support net loss of $211 million largely reflected net unfavourable tax and accounting adjustments and losses attributed to an equity accounted for investment.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, Insurance policyholder benefits, claims and acquisitions expense (PBCAE) and income denominated in foreign currency are translated at the average rate of exchange for the year.

The following table reflects the estimated impact of foreign currency translation on key income statement items:

Table 4

(C$ millions, except per share amounts)	2011 vs. 2010	2010 vs. 2009
Impact on income from continuing operations *increase (decrease)*:		
Total revenue	$ (375)	$ (915)
PCL	–	25
PBCAE	15	60
Non-interest expense	235	580
Net income	(75)	(185)
Impact on EPS from continuing operations:		
Basic	$ (.05)	$ (.13)
Diluted	$ (.05)	$ (.13)

Changes in the average exchange rates are shown in the following table:

Table 5

(Average foreign currency equivalent of C$1.00) (1)	2011	2010
U.S. dollar	1.015	.959
British pound	0.631	.617
Euro	0.727	.713

(1) Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are impacted by fluctuations in the U.S. dollar, Euro, and British pound exchange rates relative to the Canadian dollar. Capital Markets has significant U.S. dollar, Euro and British pound-denominated exposure; Wealth Management has significant U.S. dollar-denominated exposure; and Insurance has significant British pound-denominated exposure. For further details on the impact to our segments, refer to the Business segment results section.

The following provides a discussion of our reported results from continuing operations.

Total revenue

Table 6

(C$ millions)	2011	2010 (1)	2009 (1)
Interest income	$ 18,920	$17,746	$19,272
Interest expense	8,320	7,408	8,567
Net interest income	$ 10,600	$10,338	$10,705
Investments (2)	$ 5,304	$ 4,616	$ 4,372
Insurance (3)	4,479	4,485	4,067
Trading	800	1,333	2,380
Banking (4)	3,360	3,071	3,184
Underwriting and other advisory	1,489	1,193	1,049
Other (5)	1,398	1,046	684
Non-interest income	$ 16,830	$15,744	$15,736
Total revenue	$ 27,430	$26,082	$26,441
Additional information			
Total trading revenue			
Net interest income	$ 1,343	$ 1,443	$ 2,316
Non-interest income	800	1,333	2,380
Total	$ 2,143	$ 2,776	$ 4,696
Total trading revenue by product			
Interest rate and credit	$ 1,351	$ 1,997	$ 3,078
Equities	436	364	965
Foreign exchange and commodities	356	415	653
Total	$ 2,143	$ 2,776	$ 4,696

(1) Effective Q1 2011, we reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as held-for-trading (HFT) in Capital Markets, which were reported in the Other category, to Trading revenue in Non-interest income to better reflect their nature. Comparative amounts have been reclassified to conform to the current period's presentation.

(2) Includes securities brokerage commissions, investment management and custodial fees, and mutual funds.

(3) Includes premiums and investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.

(4) Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.

(5) Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities (other-than-temporary impairment and realized gain/loss), fair value adjustments on certain RBC debt designated as HFT in Corporate Support, the change in fair value of certain derivatives related to economic hedges and securitization revenue.

2011 vs. 2010

Total revenue increased $1,348 million, or 5%, from a year ago, primarily attributable to solid volume growth across most businesses in Canadian Banking, higher average fee-based client assets and higher transaction volumes in Wealth Management, strong growth in our corporate and investment banking businesses, higher debt origination activity in our global markets businesses and solid volume growth in Insurance. These factors were partially offset by significantly lower trading revenue reflecting challenging market conditions in the latter half of the year, and the impact of the stronger Canadian dollar which decreased revenue by approximately $375 million.

Net interest income increased $262 million, or 3%, mainly due to solid volume growth across most businesses in Canadian Banking and higher volume growth in lending in our corporate and investment banking businesses, partially offset by lower trading-related net interest income as discussed below.

Investment-related revenue increased $688 million, or 15%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales which also drove higher mutual fund distribution fees, the inclusion of our BlueBay acquisition and business growth in RBC Dexia IS. Higher transaction volumes reflecting improved market conditions and investor confidence in the first half of the year also contributed to the increase.

Insurance revenue decreased $6 million. Solid volume growth across all businesses was more than offset by the change in fair value of investments mainly backing our Canadian life policyholder liabilities, lower net investment gains and the impact of the stronger Canadian dollar. The change in fair value of investments mainly backing our Canadian life policyholder liabilities was largely offset in policyholder benefits, claims and acquisition expense (PBCAE).

Trading revenue in Non-interest income decreased $533 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $2,143 million, down $633 million, or 23%, mainly due to significantly lower fixed income trading results reflecting challenging market conditions particularly during the latter half of the year due to uncertainty over the weakening global economy and heightened European sovereign debt concerns.

Banking revenue was up $289 million, or 9%, mainly due to higher card service revenue and strong growth in loan syndication.

Underwriting and other advisory revenue increased $296 million, or 25%, mainly due to strong growth in equity and debt originations and higher merger and acquisitions (M&A) activity.

Other revenue increased $352 million, or 34%, mainly due to interest rate risk management activities in Corporate Support, partially offset in net interest income, and higher net gains on certain AFS securities.

2010 vs. 2009

Total revenue decreased $359 million, or 1%, from 2009, primarily attributable to significantly lower Total trading revenue. The impact of the stronger Canadian dollar which reduced revenue by approximately $915 million and lower securitization gains also contributed to the decrease. These factors were partially offset by solid volume growth in Canadian Banking, higher average fee-based client assets and higher transaction volumes in Wealth Management, strong growth in our investment banking businesses, and higher insurance-related revenue.

Total trading revenue, comprised of trading related revenue recorded in Net interest income and Non-interest income, decreased $1.9 billion mainly due to weaker trading revenues in our fixed income, money market and equity businesses, which were impacted by lower client volumes and tighter credit spreads reflecting less favourable trading conditions in 2010.

Net interest income decreased $367 million, or 3%, primarily as a result of lower trading-related net interest income as discussed above. Non-trading net interest income was up $506 million, or 6%, largely due to volume growth in Canadian Banking, partially offset by spread compression in our banking-related and wealth management businesses.

Investments-related revenue increased $244 million, or 6%, mainly due to higher average fee-based client assets and higher transaction volumes in Wealth Management.

Insurance-related revenue increased $418 million or 10%, mainly due to volume growth across all businesses. This factor was partially offset by the change in fair value of investments mainly backing our Canadian life policyholder liabilities, and the impact of the stronger Canadian dollar. The change in fair value of investments was largely offset in PBCAE.

Banking revenue was down $113 million, or 4%, largely reflecting a portion of our credit card interchange fees, previously recorded in Banking revenue, being included with our credit card securitization in Other revenue effective 2010, and a favourable adjustment in 2009 related to our credit card customer loyalty reward program liability. These factors were partially offset by higher syndicated finance activity and higher credit card service revenue in 2010.

Underwriting and other advisory revenue increased $144 million, or 14%, mainly due to higher debt origination activity and M&A activity.

Other revenue increased $362 million, or 53%, mainly due to gains as compared to losses in 2009 on certain AFS securities, gains on the fair value adjustments on certain RBC debt designated as HFT in Corporate Support, lower losses on credit default swaps recorded at fair value used to economically hedge our corporate loan portfolio in Capital Markets, and the inclusion of credit card interchange fees, as noted above. These factors were partially offset by lower securitization gains in 2010 due to a higher than historical level of securitization activity in 2009 and higher losses on funding related activities.

Provision for credit losses

2011 vs. 2010

Total PCL in 2011 was $975 million, down $265 million, or 21%, from last year. Specific PCL of $973 million decreased $261 million, largely reflecting lower provisions in our Caribbean and Canadian commercial portfolios, a recovery as compared to PCL last year in our corporate portfolio in Capital Markets, lower write-offs in our Canadian credit card portfolio and lower provisions in our Canadian unsecured personal lending portfolio.

2010 vs. 2009

Total PCL in 2010 was $1,240 million, down $927 million from 2009 largely reflecting lower provisions in our corporate loan portfolio. We incurred a general provision of $6 million during 2010 as compared to $251 million in 2009, mainly reflecting improved credit quality in our wholesale and Canadian retail portfolios.

Insurance policyholder benefits, claims and acquisition expense

2011 vs. 2010

PBCAE decreased $186 million, or 5%, primarily due to the change in fair value of investments mainly backing our Canadian life policyholder liabilities, largely offset in revenue, lower claims costs in our reinsurance, auto and disability products and favourable actuarial adjustments reflecting management actions and assumption changes. These factors were partially offset by higher costs due to solid volume growth across all businesses.

2010 vs. 2009

PBCAE increased $504 million, or 17%, primarily reflecting higher costs due to volume growth across all businesses, partially offset by the change in fair value of investments mainly backing our Canadian life policyholder liabilities. The increase in PBCAE from the change in fair value of investments was largely offset in revenue.

Non-interest expense

Table 7

(C$ millions)	2011	2010	2009
Salaries	$ 4,072	$ 3,777	$ 3,817
Variable compensation	3,300	3,335	3,505
Benefits	1,398	1,132	1,085
Stock-based compensation	188	186	73
Human resources	$ 8,958	$ 8,430	$ 8,480
Equipment	1,011	944	958
Occupancy	1,027	960	934
Communications	745	750	686
Professional and other external services	951	850	767
Other expenses	1,761	1,535	1,611
Non-interest expense	$ 14,453	$ 13,469	$ 13,436

2011 vs. 2010

Non-interest expense increased $984 million, or 7%, mainly due to higher costs in support of business growth including the initiatives in our corporate and investment banking businesses, our BlueBay acquisition, and increased staff levels in most segments. Infrastructure investment in Capital Markets, higher pension expense largely driven by a significantly lower discount rate used to value our pension liability, higher variable compensation in Wealth Management driven by increased commission-based revenue, higher professional fees and sundry losses also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets reflecting weaker trading results in the latter part of the year, and the impact of a stronger Canadian dollar which reduced non-interest expense by approximately $235 million.

2010 vs. 2009

Non-interest expense increased $33 million, mainly due to higher costs in support of our business growth, an increase in marketing costs largely for our Olympic sponsorship in 2010, higher professional fees, and higher stock-based compensation partly reflecting the increase in fair value of our U.S. Wealth Management stock-based compensation plan liability. These factors were partially offset by the favourable impact of the stronger Canadian dollar which reduced non-interest expense by approximately $580 million. Lower variable compensation reflecting lower trading results and our focus on cost management also offset the increase.

Taxes

Table 8

(C$ millions, except percentage amounts)	2011	2010	2009
Income taxes	$ 1,888	$ 1,996	$ 2,015
Other taxes			
Goods and services and sales taxes	$ 338	$ 250	$ 180
Payroll taxes	354	317	318
Capital taxes	74	133	159
Property taxes	109	105	103
Insurance premium taxes	49	46	42
Business taxes	16	9	16
	$ 940	$ 860	$ 818
Total income and other taxes	$ 2,828	$ 2,856	$ 2,833
Net income before income taxes from continuing operations	$ 8,642	$ 7,827	$ 7,796
Effective income tax rate from continuing operations	21.8%	25.5%	25.8%
Effective total tax rate (1)	29.5%	32.9%	32.9%

(1) Total income and other taxes as a percentage of net income before income and other taxes.

Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and taxes on income assessed by the governments of international jurisdictions where we operate. Taxes are also assessed on expenditures and supplies consumed in support of our operations.

2011 vs. 2010

Income tax expense decreased $108 million, or 5%, from a year ago despite higher earnings before income taxes in 2011. The effective tax rate of 21.8% decreased 3.7% from 25.5% a year ago, mainly due to a reduction in Canadian corporate income tax rates, and more favourable tax adjustments in 2011.

Other taxes increased by $80 million from 2010, due to the full year impact of the Harmonized Sales Tax (HST) in Ontario and British Columbia introduced on July 1, 2010 and higher payroll taxes. The increase was partially offset by lower capital taxes reflecting lower capital tax rates. In addition to the income and other taxes reported in our Consolidated Statements of Income, we recorded income taxes of $461 million in 2011 (2010 – $685 million) in shareholders' equity, a decrease of $224 million, primarily reflecting decreased unrealized foreign currency translation gains, net of hedging activities and unrealized losses in our AFS portfolio, net of increased gains on derivatives designated as cash flow hedges.

2010 vs. 2009

Income tax expense decreased $19 million, or 1%, from 2009 despite higher earnings before income taxes in 2010. The effective tax rate of 25.5% decreased .3% from 25.8% in 2009 mainly due to a reduction in Canadian corporate income tax rates, net of other tax adjustments.

Other taxes increased by $42 million from 2009, due to the introduction of the HST and the favourable resolution of a goods and services tax audit in 2009, partially offset by lower capital taxes, reflecting lower capital tax rates.

Business segment results

Results by business segment — **Table 9**

	2011							2010	2009
(C$ millions, except for percentage amounts)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Total	Total
Net interest income	$ 7,922	$ 368	$ –	$ 620	$ 2,620	$ (930)	$ 10,600	$ 10,338	$ 10,705
Non-interest income	3,251	4,339	4,484	934	3,311	511	16,830	15,744	15,736
Total revenue	$ 11,173	$ 4,707	$ 4,484	$ 1,554	$ 5,931	$ (419)	$ 27,430	$ 26,082	$ 26,441
PCL	980	–	–	91	(20)	(76)	975	1,240	2,167
PBCAE	–	–	3,360	–	–	–	3,360	3,546	3,042
Non-interest expense	5,342	3,589	504	1,250	3,696	72	14,453	13,469	13,436
Net income before income taxes and NCI in net income of subsidiaries	$ 4,851	$ 1,118	$ 620	$ 213	$ 2,255	$ (415)	$ 8,642	$ 7,827	$ 7,796
Net income from continuing operations	$ 3,492	$ 809	$ 601	$ 173	$ 1,575	$ –	$ 6,650	5,732	$ 5,681
Net loss from discontinued operations							(1,798)	(509)	(1,823)
Net income (loss)	$ 3,492	$ 809	$ 601	$ 173	$ 1,575	$ –	$ 4,852	$ 5,223	$ 3,858
ROE	32.7%	15.3%	33.4%	4.5%	16.0%	n.m.	12.9%	14.9%	11.9%
ROE from continuing operations							18.0%	16.5%	17.9%
RORC	40.9%	57.5%	36.2%	10.7%	17.8%	n.m.	19.0%	25.4%	19.5%
RORC from continuing operations							28.9%	31.5%	33.2%
Average assets	$ 295,900	$ 21,000	$ 10,600	$ 26,600	$ 369,400	$ (13,200)	$ 740,400	$ 683,000	$ 695,300

(1) Net interest income, total revenue and net income before income taxes are presented in Capital Markets on a taxable equivalent basis. The taxable equivalent basis adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way that the business segment is managed. This approach is intended to ensure that our business segments' results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results.

The following highlights the key aspects of how our business segments are managed and reported:

- Canadian Banking reported results include securitized Canadian residential mortgage and credit card loans and related amounts for income and specific provision for credit losses.
- Wealth Management reported results include disclosure in U.S. dollars as we review and manage the results of certain business lines largely in U.S. dollars.
- Insurance reported results include the change in fair value of investments mainly backing our Canadian life policyholder liabilities recorded as revenue, which is largely offset in PBCAE.
- Capital Markets results are reported on a taxable equivalent basis (teb), which grosses up net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. We record the elimination of the teb adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business, since it enhances the comparability of revenue and related ratios across taxable revenue and our principal tax-advantaged source of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions.
- Corporate Support results include all enterprise-level activities that are undertaken for the benefit of the organization that are not allocated to our five business segments, such as volatility related to treasury activities, securitizations and net charges associated with unattributed capital.
- Specific allowances are recorded to recognize estimated losses on our lending portfolio on loans that have become impaired. The specific provisions for credit losses are included in the results of each business segment to fully reflect the appropriate expenses related to the conduct of each business segment. A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not been specifically identified as impaired. Changes in the general allowance are included in Corporate Support, as Group Risk Management effectively controls this through its monitoring and oversight of various portfolios of loans throughout the enterprise.

Key methodologies

The following outlines the key methodologies and assumptions used in our management reporting framework. These are periodically reviewed by management to ensure they remain valid.

Expense allocation

To ensure that our business segments' results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Technology & Operations and Functions, which were directly undertaken or provided on the business segments' behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that reflects the underlying benefits.

Capital attribution

Our framework also determines the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated net charges are reported in Corporate Support. For further information, refer to the Capital management section.

On November 1, 2010, we revised our economic capital methodology, prospectively, to include an additional pro-rata allocation to the business segments of previously unallocated capital. The revised allocation methodology further aligns our capital allocation processes with the new higher capital requirements of Basel III.

Funds transfer pricing

A funds transfer pricing methodology is used to allocate interest income and expense by product to each business segment. This allocation considers the interest rate risk, liquidity and funding risk and regulatory requirements of each of our business segments. We base transfer pricing on external market costs and each business segment fully absorbs the costs of running its business. Our business segments may retain certain interest rate exposures subject to management approval that would be expected in the normal course of operations.

Net interest margin

We report net interest margin (NIM) for Canadian Banking based on average earning assets which includes only those assets that give rise to net interest income including deposits with other banks, certain securities and loans.

Changes made in 2011

The following highlights the key changes we made to our business segments during 2011. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

We reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as HFT in Capital Markets, which were reported in the Other category, to the Trading revenue category of Non-interest income to better reflect their nature.

We made a number of organizational changes in Wealth Management to better align our operating structure with our goals and to accelerate our global growth strategy.

We realigned the reporting lines in Capital Markets to better reflect how we manage our businesses. For a description of our business lines, refer to the Capital Markets section.

Following the classification of our U.S. regional retail banking operations as discontinued operations, International Banking includes Caribbean banking, RBC Dexia Investor Services, of which we have a 50% ownership interest, and certain U.S. banking businesses including our existing cross-border banking platform.

Following the classification of the sale of Liberty Life as discontinued operations, Insurance is reported on a continuing operations basis and has been realigned into two lines of business, Canadian Insurance and International & Other. The U.S. travel insurance business is included in Canadian Insurance.

For further details on the announced sale of our U.S. banking business and sale of Liberty Life, refer to Note 11 and Note 31 to our 2011 Annual Consolidated Financial Statements.

Securitization reporting

The gains/losses on the sale of and hedging activities related to our Canadian originated mortgage securitizations and our securitized credit card loans are recorded in Corporate Support. Hedging activities include current net mark-to-market movement of the related instruments and the amortization gains/losses of cash flow hedges that were previously terminated. As the securitization activities related to our Canadian originated mortgages and credit card loans is done for funding purposes, Canadian Banking recognizes the mortgage and credit card loan related income and provision for credit losses as if balances had not been securitized, with the corresponding offset recorded in Corporate Support.

Performance measures

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, ROE and Return on risk capital (RORC). We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our business. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital, or Economic Capital, includes attributed risk capital required to underpin various risks as described in the Capital Management section and amounts invested in goodwill and intangibles.

RORC is used to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital).

The attribution of capital and risk capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE and RORC calculations:

Calculation of ROE and RORC — Table 10

	2011							2010	2009
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$ 3,417	$ 773	$ 588	$ 149	$ 1,506	$ (41)	$ 4,594	$ 4,965	$ 3,625
Net income available to common shareholders from continuing operations	3,417	773	588	149	1,506	(41)	6,392	5,474	5,448
Average risk capital from continuing operations (2)	$ 8,350	$ 1,350	$ 1,600	$ 1,400	$ 8,450	$ 1,000	$ 22,150	$ 17,400	$ 16,400
add: Goodwill and intangible capital	2,100	3,700	150	1,900	950	650	9,450	8,400	8,800
Under attribution of capital	–	–	–	–	–	900	900	3,650	600
Average common equity from discontinued operations							3,050	3,800	4,650
Total average common equity (3)	$ 10,450	$ 5,050	$ 1,750	$ 3,300	$ 9,400	$ 2,550	$ 35,550	$ 33,250	$ 30,450
ROE	32.7%	15.3%	33.4%	4.5%	16.0%	n.m.	12.9%	14.9%	11.9%
ROE from continuing operations							18.0%	16.5%	17.9%
RORC	40.9%	57.5%	36.2%	10.7%	17.8%	n.m.	19.0%	25.4%	19.5%
RORC from continuing operations							28.9%	31.5%	33.2%

(1) Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2) Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3) The amounts for the segments are referred to as attributed capital or economic capital.
n.m. not meaningful

Tier 1 common ratio (consolidated basis)

We use the Tier 1 common ratio in conjunction with regulatory capital ratios to evaluate our capital adequacy specifically related to common equity. We believe that it is a useful supplemental measure of capital adequacy. The Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The following table provides a calculation of our Tier 1 common ratio.

Tier 1 common ratio — Table 11

(C$ millions, except percentage amounts)	2011	2010	2009
Tier 1 capital	$ 35,713	$ 33,972	$ 31,774
Less:			
Qualifying other NCI in subsidiaries	30	351	353
Innovative Tier 1 capital instruments (1)	2,582	3,327	3,991
Non-cumulative First Preferred shares (1)	4,810	4,810	4,811
Tier 1 common capital	$ 28,291	$ 25,484	$ 22,619
Risk-weighted assets	$ 267,780	$ 260,456	$ 244,837
Tier 1 common ratio	10.6%	9.8%	9.2%

(1) Net of treasury shares.

Embedded value

Embedded value is a measure of shareholder value embedded in the balance sheet of our Insurance segment, excluding any value from future new sales. We use the change in embedded value between reporting periods as a measure of the value created by the insurance operations during the period.

We define embedded value as the value of equity held in our Insurance segment and the value of in-force business (existing policies). The value of in-force business is calculated as the present value of future expected earnings on in-force business less the present value of capital required to support in-force business. We use discount rates that are consistent with other insurance companies. Required capital uses the capital frameworks in the jurisdictions in which we operate.

Key drivers affecting the change in embedded value from period to period are new sales, investment performance, claims and policyholder experience, change in actuarial assumptions, changes in foreign exchange rates and changes in shareholder equity arising from transfers in capital.

Embedded value does not have a standardized meaning under GAAP and may not be directly comparable to similar measures disclosed by other companies. Given that this measure is specifically used for our Insurance segment and involves the use of discount rates to present value the future expected earnings and capital required for the in-force business, reconciliation to financial statements information is not applicable.

Non-GAAP measures

Economic profit on a continuing operations basis

Economic profit is net income from continuing operations excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value. Economic profit is a non-GAAP measure and does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a summary of our Economic profit on a continuing basis:

Economic profit from continuing operations — Table 12

	2011							2010	2009
(C$ millions)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income from continuing operations	$ 3,492	$ 809	$ 601	$ 173	$ 1,575	$ –	$ 6,650	$ 5,732	$ 5,681
After-tax effect of amortization of other intangibles	–	68	–	49	4	2	123	128	142
Cash net income	$ 3,492	$ 877	$ 601	$ 222	$ 1,579	$ 2	$ 6,773	$ 5,860	$ 5,823
Capital charge	(1,129)	(546)	(191)	(356)	(1,017)	(243)	(3,482)	(3,318)	(3,046)
Economic profit (loss) from continuing operations	$ 2,363	$ 331	$ 410	$ (134)	$ 562	$ (241)	$ 3,291	$ 2,542	$ 2,777

Results excluding adjustments in Wealth Management

Our Wealth Management results have been impacted by certain adjustments as noted in the following table. We believe that excluding these adjustments is more reflective of ongoing operating results and will provide readers with a better understanding of management's perspective on our performance for the fiscal year ended October 31, 2011 with the prior year. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Wealth Management - Non–GAAP adjustment measures — Table 13

	2011	Adjustments			2010	Adjustments	
(C$ millions)	As Reported	Deferred compensation liability (1)	Tax accounting adjustment	Adjusted	As Reported	Tax accounting adjustment	Adjusted
Net Income before income taxes	$ 1,118	$ (73)	$ –	$ 1,045	$ 890	$ –	$ 890
Income taxes	309	(24)	13	298	221	44	265
Net Income (loss)	$ 809	$ (49)	$ (13)	$ 747	$ 669	$ (44)	$ 625

(1) Non-interest expense was reduced by $69 million and non-interest income increased by $4 million.

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses and is operated through three business lines: Personal Financial Services, Business Financial Services, and Cards and Payment Solutions. Canadian Banking provides a broad suite of financial products and services to over 11 million individual and business clients through our extensive branch, automated teller machines (ATMs), online and telephone banking networks, as well as through a large number of proprietary sales professionals. The competitive landscape of our banking-related operations in the Canadian financial services industry consists of other Schedule I banks, independent trust companies, foreign banks, credit unions and caisses populaires. In this competitive environment, we have top rankings in market share for most retail financial product categories, the largest branch network, the most ATMs and the largest mobile sales network across Canada.

Economic and market review

During the year, the Canadian economy grew moderately driven by business spending and stable labour markets. These factors combined with a low interest rate environment generated strong housing activity and moderately increased consumer spending, leading to solid volume growth within Canadian Banking. Credit conditions remained stable throughout the year resulting in improved credit loss rates in both personal and business portfolios.

Year in review

- We became the first Canadian bank to launch fully integrated mobile banking applications for Blackberry®, iPhone®, and Android devices allowing our clients to access a full range of services including personal and business banking.
- We continue to open new branches and invest in our new retail store concept, a dramatically new retail banking environment with merchandising areas and interactive digital technologies which redesigns and simplifies the customer shopping experience.
- We expanded hours and days of business in over 70% of our branch network and are now ranked second overall for average hours open per week in Canada.
- We lead Canadian banks in overall volume growth through innovative product launches, distribution expansion and successful marketing.

Outlook and priorities

While volume growth is expected to continue across most products, we anticipate slowing growth in home equity products and personal lending reflecting lower housing activity, increasing competition and higher consumer debt ratios. Deposit growth is likely to remain solid and business lending is expected to improve, reflecting increased business investment. Net interest margin is likely to remain challenged reflecting the sustained low interest rate environment and competitive pressures. For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Key strategic priorities for 2012

- Continue to deliver superior client experience and advice to drive industry leading volume growth.
- Continue to simplify our end-to-end processes to reduce complexity and improve efficiency.
- Enable collaboration and convergence of people and channels to increase employee engagement and productivity and strengthen our distribution capabilities.

Canadian Banking financial highlights — Table 14

(C$ millions, except number of and percentage amounts)	2011	2010	2009
Net interest income	$ 7,922	$ 7,488	$ 6,947
Non-interest income	3,251	3,067	2,943
Total revenue	$ 11,173	$ 10,555	$ 9,890
PCL	$ 980	$ 1,191	$ 1,275
Non-interest expense	5,342	4,995	4,729
Net income before income taxes	$ 4,851	$ 4,369	$ 3,886
Net income	$ 3,492	$ 3,044	$ 2,663
Key ratios			
ROE	32.7%	35.6%	35.9%
RORC	40.9%	46.9%	48.4%
NIM (1)	2.76%	2.75%	2.76%
Operating leverage	(1.1)%	1.1%	3.8%
Selected average balance sheet information			
Total assets (2)	$ 295,900	$ 279,900	$ 258,900
Total earning assets (2)	287,300	272,100	251,600
Loans and acceptances (2)	287,500	269,500	249,600
Deposits	208,600	191,400	176,000
Attributed capital	10,450	8,350	7,250
Risk capital	8,350	6,350	5,400
Other information			
AUA	$ 158,000	$ 148,200	$ 133,800
Number of employees (FTE) (3)	31,607	31,900	31,847
Credit information			
Gross impaired loans as a % of average net loans and acceptances	.44%	.52%	.50%
Specific PCL as a % of average net loans and acceptances	.34%	.44%	.51%

(1) NIM is calculated as Net interest income divided by Average earning assets.
(2) Includes average securitized residential mortgage and credit card loans for the year of $42 billion and $4 billion, respectively (2010 – $37 billion and $3 billion; 2009 – $37 billion and $4 billion).
(3) FTE numbers have been restated to account for the transfer of Canadian Banking Operations from Corporate Support into Canadian Banking during 2011.

Revenue by business line (C$ millions)



12,000
10,000
8,000
6,000
4,000
2,000
0
2011
2010
2009
Cards and Payment Solutions
Business Financial Services
Personal Financial Services

Financial performance

2011 vs. 2010

Net income increased $448 million or 15%, from last year, largely reflecting solid volume growth across most businesses and lower PCL. These factors were partially offset by increased staff costs including higher pension expense.

Total revenue increased $618 million, or 6%, from the previous year largely reflecting solid volume growth in home equity products, personal loans and personal deposits. Higher mutual fund distribution fees mostly reflecting net sales of long-term funds and higher credit card transaction volumes also contributed to the increase.

Net interest margin remained relatively flat from a year ago as the favourable impact of changes in product mix was largely offset by increased competitive pricing on mortgages.

PCL decreased $211 million, or 18% mainly due to lower write-offs in our credit card portfolio reflecting fewer bankruptcies and lower provisions in our business lending and unsecured personal lending portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense increased $347 million, or 7%, driven by higher staff costs including higher pension expense due to a significantly lower discount rate used to value our pension liability, increased costs in support of business growth and the impact from the implementation of the HST in Ontario and British Columbia in July 2010.

Average loans and acceptances increased $18 billion, or 7%, largely due to continued growth in home equity, personal and business lending products. Average deposits were up $17 billion, or 9%, reflecting solid growth in personal and business deposits.

2010 vs. 2009

Net income increased $381 million or 14% from 2009, reflecting revenue growth in all businesses and lower PCL.

Total revenue increased $665 million, or 7%, from 2009 largely driven by strong volume growth in home equity and personal deposits products and higher credit card transaction volumes. Mutual fund distribution fees also increased. These factors were partially offset by a favourable adjustment to our credit card customer loyalty reward program in 2009.

Net interest margin remained flat from 2009 reflecting the continued low interest rate environment and higher mortgage breakage costs, which was partially offset by favourable repricing.

PCL decreased $84 million, or 7%, due to lower provisions in our business lending, personal and small business portfolios.

Non-interest expense increased $266 million, or 6%, driven by higher pension costs and performance-related compensation costs, higher costs in support of business growth, increased marketing, higher occupancy costs and the introduction of the HST in Ontario and British Columbia on July 1, 2010. These factors were partly offset by our continued focus on efficiency and cost reduction initiatives.

Business line review

Personal Financial Services

Personal Financial Services focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of financing and investment products and services, including home equity financing, personal lending, deposit accounts, mutual funds and self-directed brokerage accounts, GICs and Canadian private banking. We rank first or second in market share for most personal banking products and our retail banking network is the largest in Canada with 1,214 branches and 4,293 ATMs.

Financial performance

Total revenue increased $408 million, or 7%, compared to the prior year reflecting solid volume growth in residential mortgages and personal loans and deposits. Higher mutual fund distribution fees mostly reflecting net sales of long-term funds also contributed to the increase. These factors were partially offset by lower spreads on residential mortgages and personal loans.

Average residential mortgages were up 6% over last year, supported by continued low interest rates and a solid housing market. Average personal loans grew by 11% from last year largely due to strong growth in our secured lines of credit. Average personal deposits grew by 9% from last year as net new accounts and clients shifted to savings and other deposit products due to uncertainty in global capital markets.

Selected highlights — Table 15

(C$ millions, except number of)	2011	2010	2009
Total revenue	$ 6,168	$ 5,760	$ 5,305
Other information (average)			
Residential mortgages	159,900	151,000	141,800
Personal loans	70,500	63,700	53,000
Personal deposits	60,900	56,100	49,000
Personal GICs	52,700	55,500	58,000
Branch mutual fund balances (1)	74,500	70,100	63,300
AUA – Self-directed brokerage (1)	45,500	42,400	35,500
New deposit accounts opened (thousands)	1,158	968	990
Number of:			
Branches	1,214	1,209	1,197
ATM	4,293	4,227	4,214

(1) Represents year-end spot balances.

Average residential mortgages, personal loans and deposits (C$ millions)



175,000
140,000
105,000
70,000
35,000
0
75,000
60,000
45,000
30,000
15,000
0
2011 2010 2009 2011 2010 2009
Residential mortgages
Personal loans
Personal deposits

Business Financial Services

Business Financial Services offers a wide range of lending, leasing, deposit, investment, foreign exchange, cash management and trade products and services to small, medium-sized and commercial businesses, agriculture and agribusiness clients across Canada. Our extensive business banking network includes over 100 business banking centers and over 2,000 business account managers. Our strong commitment to our clients has resulted in our leading market share in business loans and deposits.

Financial performance

Total revenue increased $173 million, or 7%, compared to the prior year largely reflecting solid volume growth in business deposits and continued improvement in the growth of our business lending portfolio. Higher deposit spreads were offset by lower lending spreads.

Average business deposits were up 10% over the last year, as business liquidity levels continued to increase; average loans increased by 4% with stronger growth experienced in the second half of the year.

Selected highlights — Table 16

(C$ millions)	2011	2010	2009
Total revenue	$ 2,730	$ 2,557	$ 2,457
Other information (average)			
Business loans and acceptances	44,200	42,400	42,400
Business deposits (1)	76,500	69,400	65,400

(1) Includes GIC balances.

Average business loans and acceptances and business deposits (C$ millions)



54,000
45,000
36,000
27,000
18,000
9,000
0
84,000
70,000
56,000
42,000
28,000
14,000
0
2011 2010 2009
2011 2010 2009
Business loans and acceptances
Business deposits

Cards and Payment Solutions

Cards and Payment Solutions provides a wide array of convenient and customized credit cards and related payment products and solutions. We have over 5.9 million credit card accounts and have approximately 21% market share of Canada's credit card purchase volume.

In addition, this business line includes our 50% interest in Moneris Solutions, Inc., our merchant card processing joint venture with the Bank of Montreal.

Financial performance

Total revenue increased $37 million, or 2%, compared to last year primarily reflecting higher credit card transaction volumes, largely offset by lower spreads from promotional pricing and the impact of new card regulations.

Strong purchase volume growth of 10% was driven by an overall increase in spending by existing clients and an increase in our client base. Average credit card balances increased $400 million, or 3%, largely reflecting strength in our business and premium markets.

Selected highlights — Table 17

(C$ millions)	2011	2010	2009
Total revenue	$ 2,275	$ 2,238	$ 2,128
Other information			
Average credit card balances	12,900	12,500	12,500
Net purchase volumes	64,300	58,400	53,200

Average credit card balances and net purchase volumes (C$ millions)



18,000
15,000
12,000
9,000
6,000
3,000
0
72,000
60,000
48,000
36,000
24,000
12,000
0
2011 2010 2009
2011 2010 2009
Average credit card balances
Net purchase volumes

Wealth Management

Wealth Management comprises Canadian Wealth Management, U.S. & International Wealth Management and Global Asset Management. We serve affluent, high net worth and ultra high net worth clients in Canada, the United States, the United Kingdom, Asia, Europe, the Middle East and Africa (EMEA) and Latin America with a full suite of investment, trust and other wealth management solutions. We also provide asset management products and services directly to institutional and individual clients as well as through RBC distribution channels and third-party distributors. Our competitive environment is discussed below in each business.

Economic and market review

During the first half of the year, global capital markets improved, driving higher average fee-based client assets and transaction fees. However, global capital market conditions deteriorated substantially in the latter half of the year reflecting uncertainty over the weakening global economy and heightened European sovereign debt concerns. These uncertain market conditions negatively impacted our transaction volumes, as investor confidence significantly declined, as well as reducing the value of our fee-based client assets. The low interest rate environment throughout the year also continued to result in spread compression and money market fee waivers which unfavourably impacted our businesses.

Year in review

- Effective November 1, 2010, we reorganized our Wealth Management businesses to better align our operating structure with our long-term goals, enabling us to execute on our global growth strategy. Our reorganization included moving from four business units to six, with four geographic wealth businesses

(Canada, U.S., U.K., and Emerging Markets) and two global solutions businesses (Global Asset Management and Global Trust).

- On December 17, 2010, we acquired BlueBay, a leading fixed income manager based in the U.K. In April 2011, BlueBay expanded its distribution capability in Asia with the opening of an office in Hong Kong.
- In 2011, we were recognized as a top 10 global wealth manager, ranking 6th globally by assets in Scorpio Partnership's 2011 Global Private Banking KPI Benchmark. We also ranked first in our retail asset management (overall and long-term funds) and full service wealth management businesses in Canada. We received numerous Canadian, U.S. and international awards, reflecting the strength of our commitment to client service and our solutions including our investment performance.
- In September 2011, we launched the RBC Wealth Management brand globally with our first major global advertising campaign. The multi-year campaign targets high net worth individuals and their advisors, through print and online channels.

Outlook and priorities

Global capital markets will likely remain fragile in the near term and improvements will be dependent on the fiscal policies and decisions relating to the resolution of European sovereign debt issues which should provide investors with more confidence about the state of the global economy. As market and economic conditions stabilize, we expect a favourable impact to transaction volumes as investor confidence returns. Improved market conditions should also benefit fee-based client assets through capital appreciation and net sales. As the low interest rate environment is expected to continue in 2012, we anticipate continuing money market fund fee waivers in the U.S. and ongoing spread compression. For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Key strategic priorities for 2012

- Continue to build a global high-performing asset management business that is further leveraged by our geographic wealth businesses.
- Focus on additional key areas including: (i) growing our industry-leading share of high net worth client assets in Canada and expanding share of high and ultra high net worth assets globally; (ii) improving advisor productivity and business efficiencies in our U.S. business; (iii) growing and improving the efficiency of our Global Trust business; and (iv) expanding our geographic footprint to attract high and ultra high net worth clients from the U.K. and emerging markets, particularly in Hong Kong and Singapore as well as Latin America and EMEA.
- Deliver best-in-class service and support to our client-facing professionals through our global support teams, accelerate our operations and technology investments to achieve global operating efficiencies, leverage segment and enterprise capabilities to deliver value to our clients and maintain a disciplined approach to cost management.

Wealth Management financial highlights — Table 18

(C$ millions, except number of and percentage amounts)	2011	2010	2009
Net interest income	$ 368	$ 305	$ 397
Non-interest income			
Fee-based revenue	2,821	2,362	2,154
Transaction and other revenue	1,518	1,521	1,529
Total revenue	$ 4,707	$ 4,188	$ 4,080
PCL	$ -	$ 3	$ –
Non-interest expense	3,589	3,295	3,262
Net income before income taxes	$ 1,118	$ 890	$ 818
Net income	$ 809	$ 669	$ 583
Key ratios			
ROE	15.3%	17.6%	14.2%
RORC	57.5%	64.6%	49.2%
Pre-tax margin (1)	23.8%	21.3%	20.0%
Selected average balance sheet information			
Total assets	$ 21,000	$ 18,400	$ 20,500
Loans and acceptances	8,200	6,800	5,800
Deposits	28,200	29,000	31,500
Attributed capital	5,050	3,650	3,900
Risk capital	1,350	1,000	1,100
Other information			
Revenue per advisor (000s) (2)	$ 783	$ 703	$ 670
AUA	527,200	521,600	502,300
AUM	305,700	261,800	245,700
Average AUA	532,300	505,300	485,300
Average AUM	302,800	251,900	232,900
Number of employees (FTE) (3)	10,564	10,107	10,225
Number of advisors (4)	4,281	4,188	4,413

Estimated impact of US$ translation on key income statement items	2011 vs. 2010
Impact on income increase *(decrease)*:	
Total revenue	$ (95)
Non-interest expense	80
Net income	(15)
Percentage change in average US$ equivalent of C$1.00	6%

(1) Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2) Represents investment advisors and financial consultants of our Canadian and U.S. full-service brokerage businesses.
(3) FTE numbers have been restated to account for the transfer of Wealth Management Operations from Wealth Management into Corporate Support during 2011.
(4) Represents client-facing advisors across all our wealth management businesses.


Revenue by business line (C$ millions)
5,000
4,000
3,000
2,000
1,000
0
2011
2010
2009
Global Asset Management
Canadian Wealth Management
U.S. & International Wealth Management

Financial performance

2011 vs. 2010

Net income increased $140 million, or 21%, from a year ago. Excluding certain accounting and tax adjustments in both periods, net income of $747 million was up $122 million, or 20%, mainly due to higher average fee-based client assets and increased transaction volumes. These factors were partially offset by higher costs in support of business growth.

Total revenue increased $519 million, or 12%, mainly due to higher average fee-based client assets resulting from capital appreciation, net sales and the inclusion of our BlueBay acquisition. Higher transaction volumes reflecting improved market conditions and investor confidence in the first half of the year also contributed to the increase. These factors were partially offset by the impact of a stronger Canadian dollar.

Non-interest expense increased $294 million, or 9%, mainly due to higher costs in support of business growth, largely reflecting the inclusion of our BlueBay acquisition and higher variable compensation driven by higher commission-based revenue. These factors were partially offset by certain accounting adjustments related to our deferred compensation liability noted above and the impact of a stronger Canadian dollar.

Results excluding certain accounting and tax adjustments are non-GAAP measures. For a detailed discussion and reconciliation, refer to the Key performance and Non-GAAP measures section.

2010 vs. 2009

Net income increased $86 million, or 15%, from 2009, primarily due to higher average fee-based client assets and higher transaction volumes as well as favourable income tax adjustments recorded in 2010. These factors were partially offset by spread compression and the impact of the stronger Canadian dollar.

Total revenue increased $108 million, or 3%, largely reflecting higher average fee-based client assets and higher transaction volumes. These factors were partially offset by the impact of the stronger Canadian dollar, lower spreads on client cash deposits and higher fee waivers largely on U.S. money market funds resulting from the continued low interest rate environment.

Non-interest expense increased $33 million, or 1%, primarily due to higher variable compensation driven by higher commission-based revenue, and the increase in fair value related to our U.S. stock-based compensation plan. These factors were largely offset by the impact of the stronger Canadian dollar and the reversal of the remaining provision related to our support agreement for clients of the Ferris, Baker Watts Inc. invested in the Reserve Primary Fund.

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service Canadian retail brokerage, which is the market leader as measured by AUA, with over 1,500 investment advisors providing advice-based, wide-ranging comprehensive financial solutions to affluent, and high and ultra high net worth clients. Additionally, we provide discretionary investment management and estate and trust services to our clients through close to 60 investment counsellors and more than 120 trust professionals in locations across Canada. We also serve international clients through a team of over 25 private bankers in key centers across Canada.

We compete with domestic banks and trust companies, investment counseling firms, bank-owned full service brokerages and boutique brokerages, mutual fund companies and global private banks. In Canada, bank-owned wealth managers continue to be the major players.

Financial performance

Revenue increased $222 million, or 15%, compared to the prior year, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales. Higher transaction volumes reflecting improved market conditions and investor confidence in the first half of the year also contributed to the increase.

Assets under administration increased 4% from a year ago, mainly due to net sales and capital appreciation.

Selected highlights Table 19

(C$ millions)	2011	2010	2009
Total revenue	$ 1,724	$ 1,502	$ 1,365
Other information			
AUA	209,700	201,200	182,000
AUM	31,700	29,700	25,000
Average AUA	210,900	191,600	170,300
Average AUM	31,500	27,400	23,100
Total assets under fee-based programs (1)	109,000	102,000	90,000

(1) Prior period amounts have been restated to reflect the organizational changes effective November 1, 2010.


Average AUA and AUM (1) (C$ millions)
300,000
250,000
200,000
150,000
100,000
50,000
0
36,000
30,000
24,000
18,000
12,000
6,000
0
2011 2010 2009
2011 2010 2009
AUA
AUM

(1) Represents average balances, which are more representative of the impact client balances have upon our revenue.

U.S. & International Wealth Management

U.S. Wealth Management includes our private client group, which is the 6th largest full-service retail brokerage firm in the U.S., with more than 2,000 financial advisors. It also includes our international wealth – U.S. business which provides services to international clients, through a team of more than 70 financial advisors and private bankers. Additionally, our correspondent and advisor services businesses deliver clearing and execution services for small to mid-sized independent broker-dealers and registered investment advisor firms (RIAs). In the U.S., we operate in a fragmented and extremely competitive industry. There are approximately 4,500 registered broker-dealers in the U.S., comprising independent, regional and global players.

International Wealth Management includes Global Trust, Wealth Management – U.K., and Wealth Management – Emerging Markets. We provide customized and integrated trust, banking, credit, and investment solutions to high and ultra high net worth clients and corporate clients with over 1,500 employees located in 18 countries around the world. Competitors in International Wealth Management comprise global wealth managers, traditional offshore private banks, domestic wealth managers and U.S. investment-led private client operations.

Financial performance

Revenue decreased $4 million. In U.S. dollars, revenue increased $98 million, or 5%, mainly due to higher average fee-based client assets largely in the U.S. resulting from net sales and capital appreciation.

In U.S. dollars, assets under administration increased 1% from a year ago.

Selected highlights — Table 20

(C$ millions)	2011	2010	2009
Total revenue	$ 1,945	$ 1,949	$ 2,081
Other information (US$ millions)			
Total revenue	1,976	1,878	1,794
Total loans, guarantees and letters of credit (1)	8,800	7,500	6,400
Total deposits (1)	17,400	17,500	18,100
AUA	318,600	314,000	296,000
AUM	26,900	22,500	19,500
Average AUA	326,500	300,700	270,200
Average AUM	24,900	20,600	16,300
Total assets under fee-based programs (2), (3)	66,900	62,900	52,200

(1) Represents an average amount, which is calculated using methods intended to approximate the average of the daily balances for the period.
(2) Represents amounts related to our U.S. wealth management businesses.
(3) Prior period amounts have been restated to reflect the organizational changes effective November 1, 2010.

Average AUA and AUM (1) (US$ millions)



350,000
280,000
210,000
140,000
70,000
0
25,000
20,000
15,000
10,000
5,000
0
2011 2010 2009
2011 2010 2009
AUA
AUM

(1) Represents average balances, which are more representative of the impact client balances have upon our revenue.

Global Asset Management

Global Asset Management provides global investment management services and solutions for individual and institutional investors in Canada, the U.S., U.K., Asia, and EMEA. We provide a broad range of investment management services through mutual, pooled and hedge funds, fee-based accounts and separately managed portfolios. We distribute our investment solutions through a broad network of our bank branches, our discount and full-service brokerage businesses, independent third party advisors and directly to retail clients. We also provide investment solutions directly to institutional clients, including pension plans, endowments and foundations.

We are the largest fund company in Canada with a 15% market share as measured by AUM as recognized by the Investment Funds Institute of Canada. We face competition in Canada from major banks, insurance companies, asset management organizations and boutique firms. The Canadian fund management industry is large, and mature, but still a relatively fragmented industry.

In the U.S., our asset management business offers investment management solutions and services primarily to institutional investors and competes with independent asset management firms, as well as those that are part of national and international banks, insurance companies and boutique asset managers.

Our acquisition of BlueBay further expanded our global reach by increasing our product and distribution capabilities, bringing new institutional clients and a sales team with established relationships across the U.K., Europe and Japan. Internationally, we face competition from asset managers that are part of international banks as well as national, regional and boutique asset managers in the geographies where we serve clients.

Financial performance

Total revenue increased $301 million, or 41%, from a year ago, mainly due to higher average fee-based client assets resulting from the inclusion of our BlueBay acquisition as well as capital appreciation and net sales.

AUM increased 18% from a year ago mainly due to the inclusion of BlueBay.

Selected highlights — Table 21

(C$ millions)	2011	2010	2009
Total revenue (1)	$ 1,038	$ 737	$ 634
Other information			
Canadian net long-term mutual fund sales	7,300	6,400	2,100
Canadian net money market mutual fund (redemptions) sales	(3,400)	(8,700)	(2,000)
AUM	247,200	209,200	199,700
Average AUM	246,700	203,000	190,600

(1) Includes BlueBay results which are reported on a one-month lag.

Average AUM (1) (C$ millions)



250,000
200,000
150,000
100,000
50,000
0
2011
2010
2009
AUM

(1) Represents average balances, which are more representative of the impact client balances have upon our revenue.

Insurance

Insurance comprises Canadian Insurance and International & Other. In Canada, we offer our products and services through our growing proprietary channels including retail insurance branches, call centers, and our career sales force, as well as through independent insurance advisors and travel agencies. Outside North America, we operate in reinsurance markets globally. Our competitive environment is discussed below in each business.

Subsequent to the completion of the divestiture of Liberty Life on April 29, 2011, the results of Liberty Life for all prior periods is now classified as discontinued operations. As a result, we have also realigned our businesses into two lines – Canadian Insurance and International & Other. For further details, refer to the Key corporate events of 2011 section and Note 1, Note 11 and Note 31 to our 2011 Annual Consolidated Financial Statements.

Economic and market review

Our investment returns continue to be impacted by the low interest rate environment. Volume growth in both our Canadian and international insurance businesses remains solid despite increased price competition in our property and casualty products.

Year in review

- The Ontario auto reform which was passed in late 2010, along with our pricing activities resulted in the anticipated improvement in auto claims experience.
- In Canada, we continued to improve our distribution efficiency through shared and streamlined processes, while deepening our client relationships and simplifying the way we do business.
- We successfully launched new products including guaranteed standard issue, simplified term, and payout annuities and continued to bring sustainable, relationship building products to our clients.
- Internationally, we continued to develop our reinsurance businesses with solid business growth and new partner developments throughout the year.

Outlook and priorities

We expect continued volume growth driven by new and improved client focused products delivered primarily through our growing proprietary channels. In support of this, we expect to continue to expand and improve our Canadian retail insurance network, giving our clients more convenient access to insurance services . We anticipate the positive auto claims trend will continue. For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Key strategic priorities for 2012

- Improve distribution efficiency by delivering a variety of insurance products and services to our clients through advice based cross-sell strategies.
- Deepen client relationships by continuing to provide our customers with a comprehensive suite of our Insurance products and services based on their unique needs.
- Simplify the way we do business by further enhancing and streamlining all business processes to ensure that clients find it easy to do business with us, while diligently managing our expenses.
- Pursue select international niche opportunities with the aim of continuing to grow our core reinsurance business.

Insurance financial highlights — Table 22

(C$ millions, except number of and percentage amounts)	2011	2010	2009
Non-interest income			
Net earned premiums	$ 3,535	$ 3,313	$ 2,882
Investment income (1)	705	928	940
Fee income	244	248	241
Total revenue	$ 4,484	$ 4,489	$ 4,063
Insurance policyholder benefits and claims (1)	$ 2,759	$ 2,989	$ 2,520
Insurance policyholder acquisition expense	601	557	522
Non-interest expense	504	468	457
Net income before income taxes	$ 620	$ 475	$ 564
Net income	$ 601	$ 491	$ 527
Key ratios			
ROE	33.4%	37.2%	45.7%
RORC	36.2%	42.7%	53.9%
Selected average balance sheet information			
Total assets	$ 10,600	$ 9,900	$ 8,500
Attributed capital	1,750	1,300	1,150
Risk capital	1,600	1,150	950
Other information			
Premiums and deposits (2)	$ 4,703	$ 4,457	$ 3,880
Insurance claims and policy benefit liabilities	$ 6,875	$ 6,273	$ 5,223
Fair value changes on investments backing policyholder liabilities (1)	214	389	458
Embedded value (3)	5,482	5,613	5,162
AUM	300	300	200
Number of employees (full-time equivalent)	2,859	2,724	2,542

Estimated impact of US$ and British pound translation on key income statement items	**2011 vs. 2010**
Impact on income *increase (decrease)*:	
Total revenue	$ (15)
PBCAE	15
Non-interest expense	–
Net income	–
Percentage change in average US$ equivalent of C$1.00	6%
Percentage change in average British pound equivalent of C$1.00	2%

(1) Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently changes in fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2) Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.
(3) Embedded value is defined as the sum of the value of equity held in our Insurance segment and the value of in-force business (existing policies). For further details, refer to the Key performance and non GAAP measures section.

Revenue by business line (C$ millions)


5,000
4,000
3,000
2,000
1,000
0
2011
2010
2009
International & Other Insurance
Canadian Insurance

Premiums and deposits by business line (C$ millions)


5,000
4,000
3,000
2,000
1,000
0
2011
2010
2009
International & Other Insurance
Canadian Insurance

Financial performance

2011 vs. 2010

Net income increased $110 million, or 22%, from a year ago, mainly due to lower claims costs in our reinsurance, auto and disability products, solid volume growth across all businesses and favourable actuarial adjustments. These factors were partially offset by lower net investment gains in the current year.

Total revenue decreased $5 million as solid volume growth across all businesses was more than offset by the change in fair value of investments mainly backing our Canadian life policyholder liabilities, lower net investment gains and the impact of the stronger Canadian dollar. The change in fair value of investments was largely offset in PBCAE.

PBCAE decreased $186 million, or 5%, primarily due to the change in fair value of investments as noted above, lower claims costs in our reinsurance, auto and disability products and favourable actuarial adjustments reflecting management actions and assumption changes. These factors were partially offset by higher costs due to solid volume growth across all businesses.

Non-interest expense increased $36 million, or 8%, mainly in our Canadian businesses in support of business growth and strategic initiatives.

Premiums and deposits were up $246 million, or 6%, reflecting volume growth and strong client retention across all businesses, primarily in Canadian Insurance.

Embedded value decreased $131 million, or 2%, largely due to the transfer of capital from our insurance businesses through dividend payments partially offset by growth from new sales and favourable actuarial adjustments. For further details, refer to the Key performance and non-GAAP measures section.

2010 vs. 2009

Net income decreased $36 million, or 7%, mainly due to higher claims costs in our disability and auto products, and unfavourable life policyholder experience, partially offset by favourable actuarial adjustments and our ongoing focus on cost management.

Total revenue increased $426 million, or 10%, mainly reflecting volume growth across all businesses. This was partially offset by the change in fair value of investments mainly backing our Canadian life policyholder liabilities, and the impact of the stronger Canadian dollar. The change in fair value of investments mainly backing our Canadian life policyholder liabilities was largely offset in PBCAE.

PBCAE increased $504 million, or 17%, primarily reflecting higher costs due to volume growth across all businesses, higher claims costs in our disability and auto products, and unfavourable life policyholder experience. These factors were partially offset by the change in fair value of investments as noted above, the impact of the stronger Canadian dollar, and favourable actuarial adjustments.

Non-interest expense was up $11 million, or 2%, mainly due to higher costs in support of business growth partially offset by our ongoing focus on cost management.

Business line review

Canadian Insurance

We offer life, health, property and casualty insurance products as well as wealth accumulation solutions, to individual and group clients across Canada, and certain individual travel insurance products in the U.S. Our life and health portfolio includes universal life, critical illness, disability, long-term care insurance and group benefits. We offer a wide range of property and casualty products including home, auto and travel insurance. Our travel products include out of province/country medical coverage, trip cancellation insurance and interruption insurance.

In Canada, we compete against approximately 250 insurance companies, with the majority of the organizations specializing in either life and health, or property and casualty products. We hold a leading market position in travel insurance products, have a significant presence in life and health products, and a growing presence in the home and auto markets.

Selected highlights — Table 23

(C$ millions)	2011	2010	2009
Total revenue	$ 2,680	$ 2,756	$ 2,664
Other information			
Premiums and deposits			
Life and health	1,275	1,249	1,210
Property and casualty	962	859	721
Annuity and segregated fund deposits	120	83	46
Fair value changes on investments backing policyholder liabilities	209	382	452

Premiums and deposits (C$ millions)



2,500
2,000
1,500
1,000
500
0
2011
2010
2009
Premiums and deposits

Financial performance

Total revenue decreased $76 million, or 3%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. Lower net investment gains also contributed to the decrease. These factors were partially offset by volume growth in all products.

Premiums and deposits increased $166 million, or 8%, reflecting sales growth in home, auto, life, health and wealth products and continued strong client retention.

International & Other Insurance

International & Other Insurance is primarily comprised of our reinsurance businesses which insure risks of other insurance and reinsurance companies. We offer life and health, accident, annuity and trade credit reinsurance products.

The global reinsurance market is dominated by a few large players, with significant presence in the U.S., U.K. and Eurozone. The reinsurance industry is competitive but barriers to entry remain high.

Financial performance

Total revenue increased $71 million, or 4%, mainly due to volume growth, partially offset by the impact of the stronger Canadian dollar.

Premiums and deposits increased $80 million, or 4%, reflecting volume growth in our major reinsurance product lines.

Selected highlights — Table 24

(C$ millions)	2011	2010	2009
Total revenue	$ 1,804	$ 1,733	$ 1,399
Other information			
Premiums and deposits			
Life and health	1,969	1,895	1,643
Property and casualty	38	50	41
Annuity	339	321	219

Premiums and deposits (C$ millions)



2,500
2,000
1,500
1,000
500
0
2011
2010
2009
Premiums and deposits

International Banking comprises Banking and our joint venture, RBC Dexia Investor Services (RBC Dexia IS). Banking includes our banking businesses in the Caribbean, which offer a broad range of financial products and services to individuals, business clients and public institutions in their respective markets. Following the announced sale of our U.S. regional retail banking operations, we classified a significant majority of our U.S. regional retail banking operations as discontinued operations. However, we have maintained certain of our U.S. banking operations that serve the needs of Canadian clients across the U.S. The results of these cross border banking activities are included in International Banking in continuing operations. RBC Dexia IS is a global custody business that offers an integrated suite of products described below to institutional investors worldwide. Our competitive environment is discussed in each business.

Economic and market review

Asset stabilization continued to result in lower PCL in our banking businesses. However, unfavourable economic conditions continued to negatively impact revenue through spread compression and lower business loan volumes reflecting weak economic recovery in the Caribbean region.

In RBC Dexia IS, improved client activity and capital appreciation due to improved market conditions in the first half of the year drove higher average fee-based client assets and transaction volumes.

Year in review

- In the Caribbean, we continued to integrate our operations to a common banking platform for growth and expansion in the region.
- At RBC Dexia IS, we continued to enhance and broaden our suite of product offerings to deliver a globally integrated client experience.

Outlook and priorities

Improvement in Caribbean economic conditions is expected to be gradual and result in mild lending volume growth. Credit quality is expected to continue to improve with economic growth. Our ongoing activities to integrate our Caribbean banking platform will increase expenses in the short-term.

In RBC Dexia IS, continued growth in average fee-based client assets is expected although uncertain market conditions, particularly equity markets may negatively impact client volumes. While the ongoing restructuring of the Dexia group is creating some uncertainty for clients of RBC Dexia, we believe that RBC Dexia is well positioned to benefit from the long-term demographic trends that point to growth in wealth management businesses around the world. For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Key strategic priorities for 2012

- Leverage our brand as we drive towards a common operating model in the Caribbean to deliver relationship based advice and continue to strengthen our suite of products and services while gaining share across products, markets and key customer segments.
- Expand RBC Dexia IS and evolve our product and service capabilities, increase our broad geographic coverage to support our top global asset managers and deliver a globally integrated and differentiated client experience.
- Provide support for our U.S. growth strategy by retaining and growing our high value cross border business and serving the banking product needs of our U.S. wealth management client base.

International Banking financial highlights (1) — Table 25

(C$ millions, except number of and percentage amounts)	2011	2010	2009
Net interest income	$ 620	$ 669	$ 803
Non-interest income	934	834	724
Total revenue	$ 1,554	$ 1,503	$ 1,527
PCL	$ 91	$ 142	$ 72
Non-interest expense	1,250	1,210	1,281
Net income before income taxes and NCI in subsidiaries	$ 213	$ 151	$ 174
Net income	$ 173	$ 92	$ 123
Key ratios			
ROE	4.5%	2.2%	3.0%
RORC	10.7%	6.4%	9.1%
Selected average balance sheet information			
Total assets	$ 26,600	$ 25,600	$ 27,200
Loans and acceptances	8,200	8,900	9,900
Deposits	26,400	26,900	29,200
Attributed capital	3,300	3,050	3,250
Risk capital	1,400	1,050	1,050
Other information			
AUA (2)	$ 2,752,300	$2,787,300	$2,492,100
AUM (2)	2,700	2,600	3,800
Average AUA	2,832,600	2,552,100	2,332,300
Average AUM	2,600	2,800	3,700
Number of employees (FTE)	6,609	6,428	6,491
Credit information			
Gross impaired loans as a % of average net loans and acceptances	9.58%	8.19%	4.49%
Specific PCL as a % of average net loans and acceptances	1.11%	1.59%	.72%

Estimated impact of US$, Euro and TTD translation on key income statement items	2011 vs. 2010
Impact on income increase *(decrease)*:	
Total revenue	$ (55)
PCL	–
Non-interest expense	40
Net income	(5)
Percentage change in average US$ equivalent of C$1.00	6%
Percentage change in average Euro equivalent of C$1.00	2%
Percentage change in average TTD equivalent of C$1.00	6%

(1) RBTT Financial Group (RBTT) and RBC Dexia IS are reported on a one-month lag.
(2) These represent the AUA and AUM of RBTT and total AUA of RBC Dexia IS our joint venture of which we have a 50% ownership interest.

Revenue by business line (C$ millions)


1,750
1,400
1,050
700
350
0
2011
2010
2009
RBC Dexia IS
Banking

Financial performance

2011 vs. 2010

Net income increased $81 million, or 88%, compared to the prior year. Results in Caribbean banking mainly reflected lower PCL and a lower effective tax rate, partly offset by lower business loan volumes and spread compression. Higher earnings at RBC Dexia IS mainly driven by increased transaction volumes and higher average fee-based client assets also contributed to the increase. In addition, the prior year included losses on our AFS securities, in Caribbean banking, which unfavourably impacted our results in that year.

Total revenue increased $51 million, or 3%, largely reflecting business growth at RBC Dexia IS and losses on our AFS securities in the prior year. This was partially offset by lower business loan volumes and spread compression in Caribbean banking and the unfavourable impact of the stronger Canadian dollar.

PCL decreased $51 million, or 36%, largely reflecting lower provisions in our Caribbean commercial portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $40 million, or 3%, mainly due to higher costs in support of business growth at RBC Dexia IS and increased initiative spend and higher staff costs in Caribbean banking. These factors were partially offset by the impact of the stronger Canadian dollar and net favourable stamp tax and accounting adjustments in Caribbean banking.

2010 vs. 2009

Net income decreased $31 million, or 25%, from 2009, mainly reflecting higher PCL and higher losses on our AFS securities in the Caribbean. The decrease was also due to the unfavourable impact of the stronger Canadian dollar. These factors were partially offset by a $52 million ($39 million after tax) provision recorded in 2009 related to the restructuring of certain Caribbean banking mutual funds of which $11 million ($8 million after tax) was reversed in 2010, and higher earnings at RBC Dexia IS.

Total revenue decreased $24 million, or 2%, primarily reflecting the impact of the stronger Canadian dollar. The decrease was also due to higher losses on our AFS securities in our Caribbean banking portfolio. These factors were partially offset by the provision recorded in 2009 related to the restructuring of certain Caribbean banking mutual funds noted above, by higher foreign exchange revenue in the Caribbean, higher revenue at RBC Dexia IS and U.S. retail banking.

PCL increased $70 million, or 97%, largely as a result of higher provisions in our commercial portfolio in the Caribbean.

Non-interest expense was down $71 million, or 6%, primarily due to the impact of the stronger Canadian dollar, partially offset by increased infrastructure investments and higher staff costs in Caribbean banking and higher expenses in support of business growth in RBC Dexia IS.

Business line review

Banking

Banking consists of our banking operations primarily in the Caribbean. Our Caribbean banking business offers a comprehensive suite of banking products and services, as well as international financing and trade promotion services through an extensive branch and ATM network, and online banking.

In the Caribbean, we compete against banks, trust companies and investment companies serving retail, corporate and institutional customers. We are the second largest bank by assets in the English Caribbean, with 123 branches in 19 countries and territories.

Our U.S. regional retail banking operations include our cross border banking business which serves the needs of our Canadian clients as noted above.

Financial performance

Total revenue decreased $36 million, or 4%, from the prior year, mainly due to lower volumes in business loans reflecting unfavourable economic conditions and spread compression in Caribbean banking. The unfavourable impact of the stronger Canadian dollar also contributed to the decrease. The decrease was partially offset by losses on our AFS securities included in the prior year.

Average loans and acceptances decreased $800 million, or 10%, mainly due to the unfavourable impact of the stronger Canadian dollar and reduced business investments in an uncertain economic environment. Average deposits were relatively flat, reflecting the unfavourable impact of the stronger Canadian dollar which was mostly offset by a client shift to increased cash savings.

Selected highlights (1) — Table 26

(C$ millions, except number of and percentage amounts)	2011	2010	2009
Total revenue	$ 810	$ 846	$ 817
Other information			
Net interest margin	5.35%	5.60%	5.33%
Average loans and acceptances	$ 7,500	$ 8,300	$ 9,100
Average deposits	12,100	12,100	13,000
AUA	7,900	7,800	7,700
AUM	2,700	2,600	3,800
Average AUA	7,500	7,600	9,100
Average AUM	2,600	2,800	3,700
Number of:			
Branches	123	127	125
ATM	333	330	330

(1) RBTT reports on a one-month lag.

Average loans and deposits (C$ millions)


15,000
12,000
9,000
6,000
3,000
0
2011
2010
2009
Loans and acceptances
Deposits

RBC Dexia IS

RBC Dexia IS, of which we have a 50% ownership interest, offers global custody, fund and pension administration, shareholder services, distribution support, securities lending and borrowing, reconciliation services, compliance monitoring and reporting, investment analytics and treasury services to institutional investors.

RBC Dexia IS, with its world wide network of offices in 15 countries on four continents, competes against the world's largest global custodians and, in certain markets, against select local financial institutions providing investor services. RBC Dexia IS ranks among the top 10 global custodians with award winning European transfer agency capabilities and consistently achieves top ratings for client service in industry client satisfaction surveys.

Financial performance

Total revenue increased by $87 million, or 13%, compared to last year, mainly reflecting higher transaction volumes, higher average fee-based client assets resulting from capital appreciation and business growth. Improved spreads on client cash deposits due to improved central bank overnight rates in Canada and Europe also contributed to the increase. These factors were partially offset by the unfavourable impact of the stronger Canadian dollar.

Average assets under administration increased 11%, due to improved market conditions mostly in the first half of the year and business growth, partially offset by the unfavourable impact of the stronger Canadian dollar.

Selected highlights (1) — Table 27

(C$ millions)	2011	2010	2009
Total revenue	$ 744	$ 657	$ 710
Other information			
AUA (2)	2,744,400	2,779,500	2,484,400
Average AUA	2,825,100	2,544,500	2,323,200

(1) RBC Dexia IS results are reported on a one-month lag.
(2) Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Capital Markets comprises our global wholesale banking businesses providing public and private companies, institutional investors, governments and central banks with a wide range of products and services. In North America, we offer a full suite of products and service capabilities. Outside of North America, we have a select but diversified set of global capabilities, which includes origination and distribution, structuring and trading, and corporate and investment banking. Capital Markets is comprised of our two main business lines, Global Markets and Corporate and Investment Banking, and Other. Our competitive environment is discussed below in each business.

Economic and market review

Stable market conditions in the first half of the year contributed to strong trading and corporate and investment banking results. Market conditions deteriorated significantly throughout the latter half of the year reflecting uncertainty over the weakening global economy and heightened European sovereign debt concerns which negatively impacted our trading businesses. Our fixed income, currencies and commodities trading business was significantly impacted as client volumes declined sharply, trading volatility increased and credit spreads widened reflecting reduced market liquidity. Our European and U.S. businesses were particularly impacted given our substantial presence as a market-maker of fixed income products. Higher corporate client activity and the low interest rate environment led to strong issuance activity throughout most of the year with our corporate and investment banking businesses performing well across all geographies driven by higher debt and equity origination, loan syndication, lending and M&A for most of the year. Our performance was driven by key investments made in recent years, particularly in the U.S. to increase activities from our corporate client and origination mandates to drive higher fee-based revenue. However, issuance activity moderated in the last quarter in response to the less favourable market environment.

Year in review

- Throughout 2011, and particularly in the latter half of the year, we took steps to optimize our balance sheet by lowering risk, particularly in our fixed income, currencies and commodities business, including reducing inventory positions, and deploying capital in more traditional investment banking businesses where we continued to grow market share and win significant mandates.
- In Canada, we continued to be the largest investment bank by fees and are ranked the 11th largest in the world by fees *(Bloomberg)*, up from 14th in the prior year. We were also ranked top underwriter in debt capital markets *(Bloomberg)*, number one in M&A *(Dealogic)* and Dealmaker of the Year in Canada *(Financial Post)* for this year and for eight of the last nine years.
- In the U.S., we grew our corporate and investment banking businesses, increasing the number of client facing professionals by 19%, expanding our industry sector coverage and developing more client lending relationships. We continued to increase the number of mandates and won several significant mandates including joint bookrunner on General Motor Co's $20.1 billion equity offering, the largest initial public offering (IPO) in history.
- In Europe, our role as a primary dealer in several countries continued to support our long term growth strategy in key markets. We continued to expand our investment banking businesses, winning new mandates including joint bookrunner and joint lead arranger on Cumulus Media Inc's $3 billion debt offering on their acquisition of Citadel Broadcasting Group.
- In Asia Pacific, we expanded our distribution capability of global fixed income and structured products, supported by the launch of our new trading floor in Hong Kong. We continued to selectively build our M&A and origination businesses.
- We launched THOR™, our new equity electronic trading product, designed to increase fill order efficiency and reduce costs for institutional clients. In the U.S., our electronic trading business is ranked #1 for client service and product knowledge *(Greenwich Survey)*.

Outlook and priorities

Improvement in global capital markets in 2012 will be dependent on higher investor confidence in the global economy and further resolution of European sovereign debt issues which should result in a more stable trading environment reflecting higher market liquidity, higher client volumes and tighter credit spreads. Regulatory changes including Basel III and Over-the-counter (OTC) derivatives reform may also impact our trading businesses resulting in potentially higher capital requirements and funding costs and increased use of electronic trading and central counterparty clearing. As a result of strategic investments in our investment banking businesses in the U.S. and Europe, we anticipate continued growth in our equity origination and advisory businesses while debt origination volumes are expected to moderate from the strong levels of 2011. For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Key strategic priorities for 2012

- Remain the undisputed market leader in Canada with a leading global franchise by leveraging our global capabilities to originate and distribute global products for Canadian clients.
- Sustain our momentum in the U.S. by leveraging our investments to increase our industry sector coverage and market share in equity origination, syndicated finance, M&A, sales and trading and research.
- Continue to grow in Europe by building more corporate client relationships in origination, equity sales and trading and research.
- Selectively grow in Asia by extending our M&A strengths in the energy, mining and infrastructure sectors and extending our fixed income and currencies trading capabilities in local currencies.
- Leverage the breadth and diversification of our segment to adapt and rebalance as market and regulatory conditions change, drive growth in contribution from our fee-based businesses including advisory and origination, and increase investment in our electronic trading platforms.
- Maintain our disciplined approach to growth, managing our balance sheet within our established risk and return parameters and diversifying our operations to support stable earnings over the long term.

Capital Markets financial highlights — Table 28

(C$ millions, except number of and percentage amounts)	2011	2010	2009
Net interest income (1)	$ 2,620	$ 2,719	$ 3,399
Non-interest income	3,311	3,168	3,524
Total revenue (1)	$ 5,931	$ 5,887	$ 6,923
PCL	$ (20)	$ 20	$ 702
Non-interest expense	3,696	3,420	3,628
Net income before income taxes and NCI in subsidiaries	$ 2,255	$ 2,447	$ 2,593
Net income	$ 1,575	$ 1,647	$ 1,768
Key ratios			
ROE	16.0%	19.5%	21.0%
RORC	17.8%	22.3%	24.3%
Selected average balance sheet information			
Total assets	$ 369,400	$ 327,500	$ 347,900
Trading securities	143,900	130,700	121,100
Loans and acceptances	29,600	29,600	39,500
Deposits	112,100	94,800	108,100
Attributed capital	9,400	8,100	8,100
Risk capital	8,450	7,100	7,000
Other information			
Number of employees (FTE)	3,622	3,399	3,092
Credit information			
Gross impaired loans as a % of average net loans and acceptances	.89 %	1.38 %	2.32 %
Specific PCL as a % of average net loans and acceptances	(.07)%	.07 %	1.78 %

Estimated impact of US$, British pound and Euro translation on key income statement items (1)	2011 vs. 2010
Impact on income increase *(decrease)*:	
Total revenue	$ (195)
Non-interest expense	110
Net income	(45)
Percentage change in average US$ equivalent of C$1.00	6 %
Percentage change in average British pound equivalent of C$1.00	2 %
Percentage change in average Euro equivalent of C$1.00	2 %

(1) Taxable equivalent basis. The teb adjustment for 2011 was $460 million (2010 – $489 million, 2009 – $366 million). For further discussion, refer to the How we measure and report our business segments section.



Revenue by business line (C$ millions)
9,000
7,500
6,000
4,500
3,000
1,500
0
-1,500
2011
2010
2009
Corporate and Investment Banking
Global Markets
Other



Revenue by geography (C$ millions)
7,500
6,000
4,500
3,000
1,500
0
2011
2010
2009
Asia and Other
Europe
U.S.
Canada

Financial performance

2011 vs. 2010

Net income decreased $72 million, or 4%, from a year ago, mainly due to significantly lower fixed income trading results reflecting challenging market conditions, higher costs in support of infrastructure investments and business growth and the unfavourable impact of the stronger Canadian dollar. These factors were partially offset by strong growth in our corporate and investment banking businesses and higher debt origination activity in our global markets businesses. A recovery in PCL as compared to PCL expense in the prior year also partially offset the decrease.

Total revenue increased $44 million, or 1%, largely due to strong growth in our corporate and investment banking businesses driven by higher origination in Canada and the U.S., higher loan syndication mainly in the U.S., stronger M&A activity across most geographies and growth in our lending portfolio. In our global markets businesses, stronger origination activity and higher volumes from our cash equities business also contributed to the increase. These factors were mostly offset by significantly lower fixed income trading revenue in the U.S. and Europe and the unfavourable impact of the stronger Canadian dollar.

During the year, we had a recovery in PCL of $20 million mainly comprised of recoveries on several accounts as compared to a provision of $20 million last year. For further details, refer to the Credit quality performance section.

Non-interest expense increased $276 million, or 8%, primarily in support of infrastructure investments, and business growth reflecting initiatives in our corporate and investment banking businesses in the U.S., Europe and Asia. In addition, last year benefitted from the release of the remaining Enron-related litigation provision of $53 million. These factors were partially offset by lower variable compensation reflecting weaker trading results, and the favourable impact of the stronger Canadian dollar.

2010 vs. 2009
Net income decreased $121 million or 7% from 2009, mainly due to lower fixed income trading results reflecting less favourable trading conditions and the unfavourable impact of the stronger Canadian dollar, partially offset by significantly lower losses on certain legacy portfolios and our U.S. assets previously hedged with MBIA. Lower PCL and strong growth in our corporate and investment banking business also offset the decrease.

Total revenue decreased $1,036 million or 15%, mainly reflecting weaker trading revenues particularly in the latter part of 2010 and the unfavourable impact of the stronger Canadian dollar. This was partially offset by strong revenue growth in our corporate and investment banking business and lower losses on certain legacy portfolios and our U.S. assets previously hedged with MBIA.

PCL decreased $682 million, primarily reflecting a number of provisions in our portfolio in 2009 and recoveries of a few large accounts in 2010.

Non-interest expense decreased $208 million, or 6%, mainly due to lower variable compensation reflecting lower trading results and the favourable impact of the stronger Canadian dollar. This was partially offset by higher costs in support of business growth and new regulatory requirements.

Business line review

Global Markets

Global Markets comprises our fixed income, foreign exchange, equity sales and trading, treasury and funding and commodities businesses, our proprietary trading operations and remaining portfolio of corporate collaterized debt obligations. For debt and equity origination, revenues are allocated between Global Markets and Corporate and Investment Banking based on the contribution of each group in accordance with an established agreement.

In Canada, our Global Markets businesses primarily compete with Canadian banks where we are a market leader, ranking first or second in most products. In the U.S. and Europe, we compete with global and regional investment banks. We continue to focus on an origination-led strategy and leveraging our investments through expanding our sector coverage and number of corporate client relationships. In Asia, we compete in select markets including fixed income and currencies trading with global and regional investment banks.

Financial performance
Total revenue of $3,448 million, decreased $354 million, or 9%, as compared to the prior year.

Revenue in our Fixed income, currencies and commodities business decreased $377 million, or 18% largely due to significantly lower fixed income trading revenue in the U.S. and Europe which was negatively impacted by lower client volumes, widening credit spreads and reduced market liquidity particularly in the latter half of 2011, driven by uncertainty over the weakening global economy and heightened European sovereign debt concerns. These factors were partially offset by the favourable impact relating to credit valuation adjustments on certain derivative contracts as compared to losses in the prior year and strong growth in debt origination primarily in Canada and the U.S. driven by increased client activity and a higher number of debt mandates.

Revenue in our Global equities business increased $64 million, or 7% largely reflecting volume growth in our cash equities and electronic trading businesses. Equity origination was slightly higher, reflecting stronger issuance activity in the first half of the year which moderated in the latter half due to a weaker issuance environment.

Revenue in our Treasury services and funding business decreased $50 million, or 7% mainly reflecting lower trading revenue that was negatively impacted by widening credit spreads and an increase in funding costs.

Selected highlights — Table 29

(C$ millions, except number of amounts)	2011	2010	2009
Total revenue (1)	$ 3,448	$ 3,802	$ 6,039
Breakdown of revenue (1)			
Fixed income, currencies and commodities	1,708	2,085	3,220
Global equities	1,032	968	1,095
Treasury services and funding	707	757	1,723
Other information			
Average assets	324,500	276,200	281,400
FTE	1,537	1,510	1,380

(1) Taxable equivalent basis. The teb adjustment for 2011 was $439 million (2010 – $465 million, 2009 – $353 million). For further discussion, refer to the How we measure and report our business segments section.

Breakdown of total revenue (C$ millions)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2011
2010
2009
Treasury services and funding
Global equities
Fixed income, currencies and commodities

Corporate and Investment Banking

Corporate and Investment Banking comprises our debt and equity origination, advisory services including M&A, loan syndication, corporate lending, client securitization, global credit, research, private equity and commercial and correspondent banking businesses.

Our Corporate and Investment Banking businesses primarily compete with global investment banks, commercial banks and boutique firms. We have an established reputation as a premier global investment bank with a strategic presence in virtually all lines of wholesale business in Canada and the U.S., and a select set of capabilities in Europe and Asia. We continue to build on an origination-led strategy and selectively use our loan portfolio to build high quality client relationships. During the year, a number of our global competitors returned after reducing their presence in prior years. Competition has also increased in certain areas, including fee-based businesses expected to have relatively lower capital requirements.

Financial performance
Corporate and Investment Banking revenue of $2,534 million increased $426 million, or 20%, as compared to the prior year.

Corporate and investment banking revenue increased $435 million, or 24%, mainly due to continued strength in investment banking and increased lending activity across most geographies reflecting higher volumes. In the U.S., growth was driven mainly by stronger syndicated finance, equity origination and M&A activity. In Canada, growth primarily reflected higher debt and equity origination and M&A activity. In Europe, growth was largely due to higher M&A activity. Gains instead of losses in the prior year on credit default swaps used to economically hedge our corporate loan portfolio also contributed to the increase.

Commercial and correspondent banking revenue decreased $9 million, or 3%.

Selected highlights — Table 30

(C$ millions, except number of amounts)	2011	2010	2009
Total revenue	$ 2,534	$ 2,108	$ 1,697
Breakdown of revenue			
Corporate and Investment Banking	2,273	1,838	1,409
Commercial and Correspondent Banking	261	270	288
Other information			
Average assets	22,900	20,500	30,000
FTE	1,866	1,665	1,503

Breakdown of total revenue (C$ millions)



3,000
2,500
2,000
1,500
1,000
500
0
2011
2010
2009
Commercial and correspondent banking
Corporate and investment banking

Other

Other comprises our legacy businesses and portfolios. In recent years, we have significantly reduced our legacy portfolios including our bank-owned life insurance (BOLI) stable value products, U.S. commercial mortgage-backed securities and U.S. auction rate securities.

Selected highlights — Table 31

(C$ millions)	2011	2010	2009
Total revenue	$ (51)	$ (23)	$ (813)

Financial performance

A loss of $51 million compared to a loss of $23 million last year. The loss mainly reflected losses on BOLI as compared to gains in the prior year, partially offset by gains on commercial mortgage-backed securities as compared to losses last year.

Corporate Support

Corporate Support comprises Technology & Operations and Functions. Our Technology & Operations teams provide the technological and operational foundation required to effectively deliver products and services to our clients, while Functions includes our finance, human resources, risk management, internal audit and other functional groups. The associated costs are largely allocated to the business segments, although certain activities related to monitoring and oversight of the enterprise reside within this segment.

Reported results for Corporate Support mainly reflect activities that are undertaken for the enterprise, and which are not allocated to the business segments. For further details, refer to the How we measure and report our business segments section.

Corporate Support financial highlights — Table 32

(C$ millions, except number of employees)	2011	2010	2009
Net interest income (loss) (1)	$ (930)	$ (843)	$ (841)
Non-interest income	511	303	799
Total revenue (1)	$ (419)	$ (540)	$ (42)
PCL (2)	$ (76)	$ (116)	$ 118
Non-interest expense	72	81	79
Net loss before income taxes and NCI in subsidiaries (1)	$ (415)	$ (505)	$ (239)
Income taxes (recoveries) (1)	(508)	(386)	(348)
Non-controlling interest	93	92	92
Net income (loss)	$ –	$ (211)	$ 17
Securitization			
Total securitizations sold and outstanding (3)	$ 34,705	$ 31,503	$ 32,685
New securitization activity in the period (4)	9,343	5,818	18,689
Other information			
Number of employees (FTE) (5)	13,219	12,589	11,783

(1) Teb adjusted.
(2) PCL in Corporate Support is presented on a continuing basis and primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section.
(3) Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4) New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the year. For further details, refer to Note 5 to our 2011 Annual Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.
(5) FTE numbers have been restated to account for the transfer with Canadian Banking and Wealth Management.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year analysis is not relevant.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The amount for the year ended October 31, 2011 was $459 million as compared to $489 million in the prior year and $366 million for the year ended October 31, 2009. For further discussion, refer to the How we measure and report our business segments section.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

2011

Net income of nil included favourable tax adjustments, largely offset by certain unfavourable accounting adjustments.

2010

Net loss of $211 million largely reflected net unfavourable tax and accounting adjustments and losses attributed to an equity accounted for investment.

2009

Net income of $17 million included securitization gains inclusive of new and re-investment related activity, net of economic hedging activities, mainly due to a higher than historical level of securitization activity from our participation in government-sponsored funding programs. These factors were largely offset by losses on certain AFS securities, including a loss on certain Canadian bank common shares, and a general provision for credit losses. Losses on fair value adjustments of certain RBC debt designated as HFT, reflected the tightening of our credit spreads also offset the income.

Quarterly Financial Information

Fourth quarter 2011 performance

Q4 2011 vs. Q4 2010

Fourth quarter net income was $1,599 million, up $478 million, or 43% from the prior year.

Continuing operations

Fourth quarter net income from continuing operations of $1,631 million was up $259 million or 19% from last year driven by strong business growth in Canadian Banking and Insurance, higher average fee-based client assets in Wealth Management and growth in our corporate and investment banking businesses in Capital Markets. The current quarter also benefitted from lower PCL, primarily in Canadian Banking and a lower effective tax rate. Challenging market conditions reflecting lower client activity and reduced market liquidity negatively impacted our fixed income trading businesses, particularly in the U.S. and Europe and led to lower transaction volumes in Wealth Management.

Total revenue increased $20 million, mainly due to strong volume growth in Canadian Banking, and higher average fee-based client assets in Wealth Management resulting from the inclusion of our BlueBay acquisition, capital appreciation and net sales. Higher volumes on lending activities in our corporate and investment banking business, and lower losses on funding related activities also contributed to the increase. These factors were largely offset by significantly lower trading revenue reflecting challenging trading conditions.

Total PCL decreased $48 million, or 17%, from a year ago primarily due to lower provisions in our Canadian and Caribbean commercial portfolios reflecting improved economic conditions, fewer write-offs in our Canadian credit card portfolio and lower provisions in our Canadian personal lending portfolio. These factors were partially offset by PCL in our corporate loan portfolio as compared to recoveries in the prior year.

PBCAE decreased $179 million, or 17%, primarily due to the change in fair value of investments mainly backing our Canadian life policyholder liabilities, largely offset in revenue. Lower claims costs on our auto and disability products and favourable actuarial adjustments reflecting management actions and assumption changes also contributed to the decrease.

Non-interest expense increased $22 million. Higher costs in support of business growth across all segments, including our BlueBay acquisition and increased staff costs, and higher pension expense driven by a significantly lower discount rate used to value our pension liability were largely offset by lower variable compensation reflecting lower trading results and our ongoing focus on cost management.

Net loss from discontinued operations

Net loss from discontinued operations was $32 million which compared to a net loss of $251 million in the prior year. The prior year included a loss on sale of $116 million related to Liberty Life last year, which is now classified as discontinued operations. Also, included was a net operating loss of $38 million which decreased from a net operating loss of $135 million a year ago largely due to lower PCL in our U.S. commercial portfolio and our builder finance portfolio reflecting stabilizing asset quality.

Results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters (the period).

Quarterly results

Table 33

(C$ millions, except percentage amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Continuing operations								
Net interest income	$ 2,742	$ 2,707	$ 2,549	$ 2,602	$ 2,610	$ 2,588	$ 2,528	$ 2,612
Non-interest income	4,056	4,080	4,199	4,495	4,168	3,562	3,853	4,161
Total revenue	$ 6,798	$ 6,787	$ 6,748	$ 7,097	$ 6,778	$ 6,150	$ 6,381	$ 6,773
PCL	235	275	241	224	283	277	334	346
PBCAE	868	1,082	843	567	1,047	978	721	800
Non-interest expense	3,604	3,497	3,628	3,724	3,582	3,146	3,344	3,397
Net income before income taxes and NCI in subsidiaries	$ 2,091	$ 1,933	$ 2,036	$ 2,582	$ 1,866	$ 1,749	$ 1,982	$ 2,230
Income taxes	434	347	452	655	467	344	538	647
NCI in net income of subsidiaries	26	22	27	29	27	26	23	23
Net income from continuing operations	$ 1,631	$ 1,564	$ 1,557	$ 1,898	$ 1,372	$ 1,379	$ 1,421	$ 1,560
Net loss from discontinued operations	(32)	(1,656)	(51)	(59)	(251)	(103)	(92)	(63)
Net income	$ 1,599	$ (92)	$ 1,506	$ 1,839	$ 1,121	$ 1,276	$ 1,329	$ 1,497
EPS – basic	$ 1.07	$ (.11)	$ 1.01	$ 1.25	$ .74	$ .85	$ .89	$ 1.01
– diluted	$ 1.07	$ (.11)	$ 1.00	$ 1.24	$ .74	$ .84	$ .88	$ 1.00
EPS from continuing operations – basic	$ 1.09	$ 1.04	$ 1.05	$ 1.29	$ .92	$ .93	$ .96	$ 1.05
– diluted	$ 1.09	$ 1.04	$ 1.04	$ 1.28	$ .91	$ .92	$ .95	$ 1.04
Segment net income (loss) from continuing operations								
Canadian Banking	$ 904	$ 855	$ 851	$ 882	$ 765	$ 766	$ 736	$ 777
Wealth Management	189	179	220	221	175	185	90	219
Insurance	196	142	124	139	124	148	106	113
International Banking	12	31	45	85	(7)	36	51	12
Capital Markets	278	277	407	613	373	201	502	571
Corporate Support	52	80	(90)	(42)	(58)	43	(64)	(132)
Net income from continuing operations	$ 1,631	$ 1,564	$ 1,557	$ 1,898	$ 1,372	$ 1,379	$ 1,421	$ 1,560
Net income	$ 1,599	$ (92)	$ 1,506	$ 1,839	$ 1,121	$ 1,276	$ 1,329	$ 1,497
Effective income tax rate from continuing operations	20.8%	18.0%	22.2%	25.4%	25.0%	19.7%	27.1%	29.0%
Period average US$ equivalent of C$1.00	$ .992	$ 1.039	$ 1.039	$ .992	$ .963	$ .957	$ .973	$ .945

Seasonality
Seasonal factors impact our results in most quarters. The second quarter has fewer days than the other quarters, generally resulting in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months during which market activity generally tends to slow, negatively impacting the results of our capital markets, brokerage and investment management businesses.

Notable items affecting our consolidated results
- In the third quarter of 2011 we recorded a net loss from discontinued operations of $1,658 million due to the announced sale of our U.S. regional retail banking operations.
- In the fourth quarter of 2010 we recorded a loss of $116 million relating to the sale of Liberty Life.
- Certain market and credit related items adversely affected our results, mainly in the third quarter of 2010.
- Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Continuing operations
Trend analysis
Economic conditions have generally improved over the period, although capital market conditions have been very volatile. Global capital markets which had improved in the first half of 2010 and first half of 2011, deteriorated in the latter half of both years particularly in the latter half of 2011 reflecting uncertainty over the weakening global economy and heightened European sovereign debt concerns.

Net income generally trended up, although performance in Capital Markets fluctuated over the period. Solid volume growth in Canadian Banking, improved results in Insurance and lower PCL contributed to the increase.

Revenue generally fluctuated consistent with fluctuations in trading. Revenue was positively impacted by solid volume growth in Canadian Banking, improvement in our investment banking businesses and lower losses on funding related activities. Trading revenue trended downward since the strong performance in the first quarter of 2011 mainly due to lower fixed income trading revenue arising from difficult market conditions. Spread compression in our banking and wealth management businesses unfavourably impacted revenue throughout most of the period due to the continuing low interest rate environment.

PCL has decreased over the period, reflecting continued stabilizing asset quality.

PBCAE has been subject to quarterly fluctuations. Generally over the period there have been changes in the fair value of investments backing our policyholder liabilities which can cause volatility quarter to quarter, higher costs due to volume growth, actuarial liability adjustments and generally lower claims costs during the period.

Non-interest expense has been generally trending upward mainly due to increased costs in support of business growth, higher pension expense largely in Canadian Banking driven by a significantly lower discount rate used to value our pension liability, the inclusion of our BlueBay acquisition and higher variable compensation driven by higher commission-based revenue, partially offset by lower variable compensation in Capital Markets due to weaker trading results mostly in the latter half of 2011.

Our effective income tax rate has generally trended down over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates, a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends), and tax adjustments. The reduction in statutory Canadian corporate income tax rates over the period has also lowered our effective income tax rate.

Results by geographic segment (1) — Table 34

	2011				2010				2009			
(C$ millions)	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total
Continuing operations												
Net interest income	$8,870	$ 1,123	$ 607	$10,600	$ 8,417	$1,106	$ 815	$10,338	$ 7,880	$ 1,323	$ 1,502	$10,705
Non-interest income	9,732	2,845	4,253	16,830	8,910	3,080	3,754	15,744	9,463	3,772	2,501	$15,736
Total revenue	18,602	$ 3,968	$ 4,860	$27,430	$17,327	$4,186	$ 4,569	$26,082	$17,343	$ 5,095	$ 4,003	$26,441
PCL	872	$ (11)	$ 114	975	1,026	57	157	1,240	1,479	575	113	2,167
PBCAE	2,126	21	1,213	3,360	2,343	20	1,183	3,546	2,100	4	938	3,042
Non-interest expense	8,639	3,177	2,637	14,453	7,981	3,211	2,277	13,469	7,663	3,531	2,242	13,436
Income taxes and NCI	1,693	281	18	1,992	1,736	268	91	2,095	1,805	308	2	2,115
Net income from continuing operations	$5,272	$ 500	$ 878	$ 6,650	$ 4,241	$ 630	$ 861	$ 5,732	$ 4,296	$ 677	$ 708	$ 5,681
Net loss from discontinued operations	–	(1,798)	–	(1,798)	–	(509)	–	(509)	–	(1,823)	–	(1,823)
Net income	$5,272	$(1,298)	$ 878	$ 4,852	$ 4,241	$ 121	$ 861	$ 5,223	$ 4,296	$(1,146)	$ 708	$ 3,858

(1) For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds to the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar. For further details, refer to Note 28 to our 2011 Annual Consolidated Financial Statements.

Continuing operations
2011 vs. 2010
Net income in Canada increased $1,031 million, or 24%, compared to last year. The increase was largely due to solid volume growth across most businesses in Canadian Banking and higher average fee-based client assets in Wealth Management. Strong growth in origination and M&A activity in Capital Markets, lower PCL and a lower effective tax rate also contributed to the increase. These factors were partially offset by increased staff costs including higher pension expense and higher costs in support of business growth.

U.S. net income decreased $130 million, or 21%, from the previous year, primarily due to significantly lower trading results in our fixed income businesses. The unfavourable impact of a stronger Canadian dollar and higher costs in support of infrastructure investments and business growth in Capital Markets also contributed to the decrease. These factors were partially offset by strong growth in our corporate and investment banking businesses including M&A and lower PCL.

Other international net income increased $17 million, mainly due to higher earnings at RBC Dexia IS driven by increased transaction volumes and higher average fee-based client assets, strong growth in our corporate and investment banking businesses including M&A. Lower reinsurance claim costs and lower PCL in Caribbean banking also contributed to the increase. These factors were mostly offset by higher costs in support of business growth and lower trading results in our fixed income businesses.

U.S. net loss from discontinued operations
Net loss from discontinued operations was $1,798 million which compares to a net loss of $509 million in the prior year, largely reflecting the loss of $1.6 billion related to the previously announced sale of our U.S. regional retail banking operations, comprised primarily of a write-off of $1.3 billion of goodwill and intangibles. The prior year included a loss on sale of $116 million related to Liberty Life, which is now classified as discontinued operations. Also, included was a net operating loss of $243 million which decreased from a net operating loss of $393 million a year ago largely due to lower PCL in our U.S. commercial portfolio and our builder finance portfolio reflecting stabilizing asset quality.

Continuing operations
2010 vs. 2009
Net income in Canada of $4,241 million was essentially flat compared to 2009. Lower securitization gains, higher costs in support of business growth and spread compression in our banking-related businesses were largely offset by solid volume growth in our Canadian banking and wealth management businesses, lower PCL and gains on fair value adjustments on certain RBC debt designated as HFT, compared to losses in 2009.

U.S. net income of $630 million compares to a net income of $677 million, mainly reflecting lower PCL in our capital markets businesses. These factors were largely offset by lower trading revenue reflecting lower client volumes and tighter credit spreads and the unfavourable impact of the stronger Canadian dollar.

Other international net income of $861 million was up $153 million, largely reflecting significantly lower losses on market and credit related items compared to 2009. Also, volume growth in our life reinsurance and annuity products contributed to the increase. This was partially offset by lower trading revenues, spread compression in certain businesses and higher PCL in our commercial portfolio in the Caribbean. Our results were also unfavourably impacted by the stronger Canadian dollar.

Condensed balance sheets (1) (2)		Table 35
As at October 31 (C$ millions)	2011	2010
Assets		
Cash and due from banks	$ 13,247	$ 8,440
Interest-bearing deposits with banks	12,181	13,254
Securities	179,558	183,519
Assets purchased under reverse repurchase agreements and securities borrowed	84,947	72,698
Loans (net of allowance for loan losses)		
Retail loans	227,375	213,770
Wholesale loans	68,909	59,236
Other – Derivatives	100,013	106,155
– Other	65,472	69,134
Total assets	$ 751,702	$ 726,206
Liabilities and shareholders' equity		
Deposits	$ 444,181	$ 414,561
Other – Derivatives	101,437	108,908
– Other	154,687	154,122
Subordinated debentures	7,749	6,681
Trust capital securities	–	727
NCI in subsidiaries	1,941	2,256
Total liabilities	$ 709,995	$ 687,255
Total shareholders' equity	41,707	38,951
Total liabilities and shareholders' equity	$ 751,702	$ 726,206

(1) Foreign currency denominated assets and liabilities are translated to Canadian dollars. Refer to Note 1 to our 2011 Annual Consolidated Financial Statements.
(2) Refer to Table 1 for period-end Canadian/U.S. dollar spot exchange rates.

2011 vs. 2010

Total assets were up $25 billion, or 4%, from the previous year as solid business growth was largely offset by our effective balance sheet management efforts. Our consolidated balance sheet was impacted by foreign currency translation which reduced our total assets and our total liabilities by approximately $4 billion due to the strengthening of the Canadian dollar compared to last year.

Securities were down $4 billion, or 2% compared to the prior year, primarily due to a reduction in our government debt instruments as part of our management of interest rate risk.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $12 billion, or 17%, mainly attributable to new business activity and higher client activity in certain businesses.

Loans were up $23 billion, or 9%, predominantly due to solid retail lending volume growth mainly in Canadian home equity and personal lending products and wholesale loans.

Derivative assets decreased $6 billion, or 6%, mainly attributable to increased positions with a central counterparty and lower fair values on foreign exchange contracts due to the depreciation of the U.S. dollar against other major currencies. This decrease was partially offset by increased fair values on interest rate swaps.

Other assets were down $4 billion, or 5%, primarily due to a reduction in the assets held for sale reflecting the completion of the divesture of Liberty Life which was classified as discontinued operations.

Total liabilities were up $23 billion, or 3%, from the previous year.

Deposits increased $30 billion, or 7%, mainly reflecting an increase in fixed term deposits due to an increase in our internal funding requirements, to support our loan growth and demand for our high-yield savings and other products offerings in our retail business.

Derivative liabilities decreased $7 billion, or 7%, mainly due to the same reasons as above in derivative assets.

Subordinated debentures increased $1 billion, or 16% mainly due to the net issuance of subordinated debt.

Shareholders' equity increased $3 billion, or 7%, largely reflecting earnings, net of dividends.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk, capital and/or funding management purposes which benefit us and our clients. These include transactions with special-purpose entities (SPEs) and may include issuance of guarantees and give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

SPEs are typically created for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. They are not operating entities and usually have no employees. SPEs may be variable interest entities (VIEs) as defined by CICA Accounting Guideline 15, *Consolidation of Variable Interest Entities* (AcG-15). Refer to the Critical accounting policies and estimates section and Notes 1, 6 and 31 to our 2011 Annual Consolidated Financial Statements for our consolidation policy and information about the VIEs that we have consolidated (on-balance sheet) or in which we have significant variable interests, but have not consolidated (off-balance sheet). Pursuant to CICA Accounting Guideline 12, *Transfers of Receivables* (AcG-12), Qualifying SPEs (QSPEs) are legal entities that are demonstrably distinct from the transferor, have limited and specified permitted activities, have defined asset holdings and may only sell or dispose of selected assets in automatic response to specified conditions. We manage and monitor our involvement with SPEs in accordance with the policies set out and approved by Group Risk Management and our Reputation Risk Oversight Committee.

With the adoption of IFRS for periods commencing November 1, 2011, most of our securitization transactions do not qualify for derecognition and will therefore be recorded on the balance sheet. Additionally, certain SPEs which are not consolidated under Canadian GAAP will be consolidated under IFRS and others which are consolidated will be deconsolidated. Refer to Adoption of International Financial Reporting Standards for further details on the impacts of our adoption of IFRS.

Securitization of our financial assets

We periodically securitize portions of our credit card receivables and residential mortgage loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities. In addition, we participate in bond securitization activities primarily to diversify our funding sources. Gains and losses on securitizations are included in Non-interest income. Refer to Note 1 to our 2011 Annual Consolidated Financial Statements for our accounting policy for securitizations, and to Note 5 for a description of our securitization activities by major product types.

The following table provides details of our securitized assets sold and the assets retained on our balance sheet as a result of our securitization activities.

Our financial asset securitizations — Table 36

As at October 31 (C$ millions)	2011	2010
Securitized assets		
Credit cards	$ 3,930	$ 3,265
Commercial and residential mortgages	42,290	38,886
Bond participation certificates (1)	735	935
Total	$46,955	$ 43,086
Retained		
Residential mortgages		
Mortgage-backed securities retained (2)	$11,955	$ 10,687
Retained rights to future excess interest	1,362	1,397
Credit cards		
Asset-backed securities purchased (3)	183	421
Retained rights to future excess interest	29	15
Subordinated loan receivables	10	9
Commercial mortgages		
Asset-backed securities purchased (3)	–	2
Bond participation certificates retained	6	19
Total	$13,545	$ 12,550

(1) Includes securitization activities prior to the acquisition of RBTT where we continue to service the underlying bonds sold to third-party investors.
(2) All residential mortgages securitized are Canadian mortgages and are government guaranteed.
(3) Securities purchased during the securitization process.

Securitization activities during 2011

During the year, we securitized $19.2 billion of residential mortgages, of which $8.8 billion were sold and the remaining $10.4 billion (notional value) were retained. Our securitization activity this year was higher compared to the prior year due to increased participation in the Canada Mortgage Bond program and an increase in mortgage-backed securities created and held for liquidity purposes. We also securitized and sold $2.1 billion in credit card loans. We did not securitize bond participation certificates or commercial mortgages during the year. Refer to Note 5 to our 2011 Annual Consolidated Financial Statements for further details including the amounts of impaired loans past due that we manage, and any gains recognized on securitization activities during the year.

Capital trusts

In prior years, we issued innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Trust Subordinated Notes (RBC TSNs), through three SPEs: RBC Capital Trust (Trust), RBC Capital Trust II (Trust II) and RBC Subordinated Notes Trust (Trust III). We consolidate Trust but do not consolidate Trust II or Trust III because we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses and we do not have a significant interest in these trusts. As at October 31, 2011 and October 31, 2010, we held residual interests of $1 million in each of Trust II and Trust III. We had loan receivables of $3 million (2010 – $3 million) and $30 million (2010 – $30 million) from Trust II and Trust III, respectively, and reported in our deposit liabilities the senior deposit notes of $900 million and $1,000 million (2010 – $900 million and $1,000 million) that we issued to Trust II and Trust III, respectively. Under certain circumstances, RBC TruCS of Trust II will be automatically exchanged for our preferred shares and RBC TSNs exchanged for our subordinated notes without prior consent of the holders. In addition, RBC TruCS holders of Trust II have the right to exchange their securities for our preferred shares as outlined in Note 17 to our 2011 Annual Consolidated Financial Statements.

Interest expenses on the senior deposit notes issued to Trust II and Trust III amounted to $52 million and $47 million, respectively (2010 – $52 million and $47 million), during the year. For further details on the capital trusts and the terms of the RBC TruCS and RBC TSNs issued and outstanding, refer to the Capital management section and Note 17 to our 2011 Annual Consolidated Financial Statements.

Special purpose entities

The following table provides information on our VIEs in addition to the disclosures and detailed description of VIEs provided in Notes 1, 6 and 31 to our 2011 Annual Consolidated Financial Statements.

Variable interest entities — Table 37

	2011												2010	
			Total assets by credit ratings (3)			Total assets by average maturities				Total assets by geographic location of borrowers				
As at October 31 (C$ millions)	Total assets (1)	Maximum exposure (1),(2)	Investment grade (4)	Non-investment grade (4)	Not rated	Under 1 year	1-5 years	Over 5 years	Not applicable	Canada	U.S.	Other International	Total assets (1)	Maximum exposure (1),(2)
Unconsolidated VIEs in which we have significant variable interests:														
Multi-seller conduits (5)	$ 24,271	$ 24,614	$ 24,112	$ 159	$ –	$2,200	$19,795	$ 2,276	$ –	$ 3,180	$17,617	$ 3,474	$ 21,847	$ 22,139
Structured finance VIEs	4,393	2,014	4,283	88	22	11	–	4,382	–	–	4,393	–	4,669	2,030
Credit investment product VIEs	253	17	–	253	–	–	–	253	–	–	–	253	502	19
Investment funds	111	30	–	–	111	–	–	–	111	26	–	85	249	61
Other	382	159	–	–	382	–	–	–	382	44	335	3	165	39
	$ 29,410	$ 26,834	$ 28,395	$ 500	$ 515	$2,211	$19,795	$ 6,911	$ 493	$ 3,250	$22,345	$ 3,815	$ 27,432	$ 24,288
Consolidated VIEs:														
Structured finance VIEs	$ 4,025		$ 4,025	$ –	$ –	$ –	$ –	$ 4,025	$ –	$ –	$ 4,025	$ –	$ 2,998	
Investment funds	1,447		–	–	1,447	–	–	–	1,447	185	149	1,113	1,012	
Compensation vehicles	29		–	–	29	–	–	–	29	29	–	–	53	
Other	1		–	–	1	–	–	–	1	–	1	–	3	
	$ 5,502		$ 4,025	$ –	$1,477	$ –	$ –	$ 4,025	$ 1,477	$ 214	$ 4,175	$ 1,113	$ 4,066	

(1) Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2011 Annual Consolidated Financial Statements.
(2) The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3) The risk rating distribution of assets within the VIEs is indicative of the credit quality of the collateral underlying those assets. Certain assets, such as derivatives, mutual fund or hedge fund units and personal loans, or underlying collateral are not rated in the categories disclosed in the table.
(4) Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(5) Represents multi-seller conduits that we administer.

Over 94% of assets in unconsolidated VIEs in which we have significant variable interests and over 72% of assets in consolidated VIEs were internally rated A or above. For multi-seller conduits and unconsolidated structured finance VIEs, over 97% of assets were internally rated A or above. All transactions funded by the unconsolidated VIEs are internally rated using a rating system which is largely consistent with that of the external rating agencies.

Approximately 76% of the assets in unconsolidated VIEs were originated in the U.S. compared to 76% in the prior year. Approximately 11% of the assets in unconsolidated VIEs were originated in Canada compared to 14% in the prior year. The decrease in assets originated in Canada since the prior year primarily reflected the amortization of existing transactions.

The assets in unconsolidated VIEs as at October 31, 2011 have varying maturities and a remaining expected weighted average life of approximately 3.8 years.

Securitization of client financial assets

We previously administered six multi-seller ABCP conduit programs (multi-seller conduits or conduits) – three in each of Canada and the U.S.. During the first quarter of 2011, one of the three Canadian multi-seller conduits transferred all of its assets to the remaining two Canadian conduits and we currently administer the remaining five conduits. We are involved in these conduit markets because our clients value these transactions. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The conduits offer us a favourable revenue stream, risk-adjusted return and cross-selling opportunities.

The multi-seller conduits purchase various financial assets and finance the purchases by issuing highly rated asset-backed commercial paper (ABCP) on an unleveraged basis. Over 99% of the outstanding securitized assets of the multi-seller conduits are internally rated as investment grade. Less than 1% (2010 – 1%) of outstanding securitized assets comprised U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans. The remaining expected weighted average life of the assets is approximately 3.0 years.

We provide services such as transaction structuring, administration, backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Fee revenue for all such services has decreased to $147 million in 2011 from $181 million in 2010, due to declining spreads and fees during the year. These amounts are reported in Non-interest income. Commitments under the backstop liquidity and credit enhancement facilities are factored into our risk adjusted asset calculation and therefore impact our regulatory capital requirements. We do not maintain any ownership or retained interests in these multi-seller conduits and have no rights to, or control of, their assets.

Our total commitment to the conduits in the form of backstop liquidity and credit enhancement facilities is shown below. The total committed amount of these facilities exceeds the total amount of the maximum assets that may have to be purchased by the conduits under the purchase agreements. As a result, the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amount of these facilities. Our backstop liquidity and credit enhancement facilities are explained in Notes 6 and 31 to our 2011 Annual Consolidated Financial Statements.

Liquidity and credit enhancement facilities **Table 38**

	2011				2010			
As at October 31 (C$ millions)	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans (2)	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans (2)	Total maximum exposure to loss
Backstop liquidity facilities	$ 24,726	$ 20,874	$ 1,413	$ 22,287	$ 22,251	$ 18,429	$ 1,517	$ 19,946
Credit enhancement facilities	2,327	2,327	–	2,327	2,193	2,193	–	2,193
Total	$ 27,053	$ 23,201	$ 1,413	$ 24,614	$ 24,444	$ 20,622	$ 1,517	$ 22,139

(1) Based on total committed financing limit.
(2) Net of allowance for loan losses and write-offs.

Maximum exposure to loss by client asset type **Table 39**

	2011			2010		
As at October 31 (millions)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)
Outstanding securitized assets						
Credit cards	$ 5,898	$ 510	$ 6,389	$ 6,213	$ 510	$ 6,849
Auto loans and leases	6,596	1,668	8,242	3,656	2,052	5,782
Student loans	2,435	–	2,427	2,637	–	2,690
Trade receivables	2,188	112	2,293	2,300	255	2,601
Asset-backed securities	1,601	–	1,596	1,890	–	1,928
Equipment receivables	1,020	–	1,017	820	475	1,312
Consumer loans	765	–	762	–	–	–
Electricity market receivables	–	255	255	–	255	255
Dealer floor plan receivables	586	576	1,160	76	255	333
Fleet finance receivables	225	122	346	102	102	206
Corporate loans receivables	127	–	127	162	–	165
Residential mortgages	–	–	–	–	18	18
Total	$21,441	$3,243	$24,614	$17,856	$3,922	$ 22,139
Canadian equivalent	$21,371	$3,243	$24,614	$18,217	$3,922	$ 22,139

Our overall exposure increased 11% compared to the prior year reflecting improved business conditions which led to an expansion of the outstanding securitized assets of the multi-seller conduits. As 87% of the assets of the multi-seller conduits are U.S. denominated assets, our total maximum exposure to loss reported in Table 39 is impacted by changes to the Canadian and U.S. exchange rate. Applying the exchange rate as at October 31, 2010, our maximum exposure to loss would have increased by approximately 13% to $25.1 billion in 2011 from the prior year, rather than 11% as highlighted above.

The maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as of October 31, 2011 were $24.3 billion (2010 – $21.8 billion). The changes from year to year are as follows: U.S. dollar assets increased by US $3.5 billion from the prior year, mainly in the Auto and Consumer loans asset classes; Canadian dollar assets decreased $664 million from the prior year, mainly in the Auto loans and Equipment asset classes. Of the total purchase commitments outstanding, the multi-seller conduits have purchased financial assets totalling $16.3 billion as at October 31, 2011 (2010 – $14.0 billion).

As of September 30, 2011, the weighted first loss credit protection provided by the sellers of the financial assets was 42% of total assets (2010 – 49%), providing a coverage multiple of 21.6 times (2010 – 13.1 times) the weighted average annual expected loss rate on the client asset portfolio of 2% (2010 – 3.8%). The short term nature of many of the conduit transactions allows for adjustments to the amount of first loss protection in response to changing economic conditions and portfolio performance. Our fee structure also reduces our risk exposure on the portfolio. For 96% of the securitized assets as at October 31, 2011 (2010 – 93%), funding is provided on a cost of funds plus basis, such that the cost to our clients is the sum of the conduit cost of funds plus a fee that includes the cost of allocable credit facilities and ancillary services provided by us and other third parties. As a result, we are not exposed to the funding or spread risk on these assets that would arise in volatile markets. Furthermore, an unrelated third party (expected loss investor) agreed to absorb credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before us and the multi-seller conduit's debt holders.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in our U.S. multi-seller conduits are reviewed by Moody's Investors Service (Moody's), Standard & Poor's (S&P) and Fitch Ratings (Fitch). Transactions in our Canadian multi-seller conduits are also reviewed by Dominion Bond Rating Services (DBRS). Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

The total ABCP issued by the conduits amounted to $16.3 billion, an increase of $2.3 billion or 17% since the prior year due to increased client usage. The rating agencies that rate the ABCP rated 68% (2010 – 67%) of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category. The weighted average maturities (U.S. conduits 41.1 and 30.1 days and Canadian conduits 35.6 and 38.2 days as at October 31, 2011 and October 31, 2010, respectively) remain longer than historical averages, providing well balanced maturity profiles and assisting in mitigating funding risks associated with market disruptions. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at October 31, 2011, the fair value of our inventory was $111 million (2010 – $4 million), classified as Securities – Trading.

The U.S. multi-seller conduits include $1.7 billion of asset-backed securities (ABS). There are no ABS in the Canadian multi-seller conduits and there have been no new ABS in the U.S. multi-seller conduits since 2007. The existing ABS transactions are amortizing and building first loss protection. In 2008 and 2009, certain U.S. multi-seller conduits drew down some of our backstop liquidity facilities to fund a portion of the ABS. These loans, net of write offs and allowances, amounted to $1.4 billion (2010 – $1.5 billion), and are included in Loans – Wholesale. We continue to receive principal repayments on these loans.

Creation of credit investment products

We use SPEs to generally transform credit derivatives into cash instruments to distribute credit risk and to create customized credit products to meet the needs of investors with specific requirements. These SPEs issue funded and unfunded notes. In some instances, we invest in these notes. The funded notes may be rated by external rating agencies, as well as listed on a stock exchange. While the majority of the funded notes are expected to be sold on a "buy and hold" basis, we may occasionally act as market maker. For information on unfunded notes, refer to Notes 6 and 31 to our 2011 Annual Consolidated Financial Statements.

As with all our derivatives, the derivatives with these SPEs are carried at fair value in derivative-related assets and liabilities. Our exposure to these SPEs has decreased from the prior year due to certain entities winding down. The assets in these SPEs amounted to $758 million as at October 31, 2011 (2010 – $1.5 billion), of which none were consolidated as at October 31, 2011 and October 31, 2010. As at October 31, 2011, our investments in the funded notes, the derivative-related receivables, and the notional amounts of the unfunded notes related to the unconsolidated SPEs were $17 million (2010 – $19 million), $nil (2010 – $nil) and $nil (2010 – $nil), respectively.

Structured finance

We invest in U.S. auction rate securities (ARS) from entities which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at October 31, 2011, the total assets of the unconsolidated ARS VIEs in which we have significant investments were $3.2 billion (2010 – $3.5 billion). Our maximum exposure to loss in these ARS VIEs was $813 million (2010 – $834 million). The total assets of these ARS VIEs and our maximum exposure to loss decreased from the prior year due to normal amortization of the underlying assets. As at October 31, 2011, approximately 77% of these investments were AAA rated. Interest income from the ARS investments, which is reported in Net-interest income, amounted to $24 million during the year (2010 – $36 million, 2009 – $78 million).

We also sell ARS into Tender Option Bond (ARS TOB) programs. We are the remarketing agent for the floating-rate certificates issued by the ARS TOB programs and we provide liquidity facilities and letters of credit to each of the ARS TOB programs. The liquidity facilities and letters of credit are included in our disclosure on guarantees in Note 25 to our 2011 Annual Consolidated Financial Statements. As at October 31, 2011, the total assets of unconsolidated ARS TOB programs in which we have significant investments were $709 million (2010 – $743 million). We did not hold any floating-rate certificates as market maker for the ARS TOB programs as at October 31, 2011 or October 31, 2010. Fee revenue for the remarketing services and the provision for the letters of credit and liquidity facilities, which is reported in Non-interest income, amounted to $1 million during the year (2010 –$1 million, 2009 –$3 million).

We sold ARS to an unaffiliated and unconsolidated entity at fair market value in a prior year. The purchase of the ARS by this entity was financed by a loan from us, and the loan is secured by various assets of the entity. As at October 31, 2011, total assets of this entity and our maximum exposure to loss were $435 million (2010 – $450 million) and $414 million (2010 – $426 million), respectively. Fee revenue from this entity, resulting from the credit facility, administrative services and guarantees that we provide to the entity, as well as our role as remarketing agent for the ARS held by the entity, amounted to $1 million during the year (2010 – $3 million, 2009 – $4 million). This amount is reported in Non-interest income. The interest income from the loan and the credit facility, which is reported in Net interest income, totalled $1 million for the year (2010 – $5 million, 2009 – $7 million).

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we hedge our exposure from these derivatives by investing in those referenced funds. Our total exposure, which is primarily related to our investments in the referenced funds, decreased by $31 million to $30 million as at October 31, 2011. In addition, the total assets held in the unconsolidated referenced funds also decreased by $138 million to $111 million as at October 31, 2011 due to negative performance of the reference funds and redemptions of capital by RBC and third-party investors in the funds.

Trusts, mutual, pooled and segregated funds

Where RBC Dexia IS acts as trustee, it has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. 50% of the fees earned by RBC Dexia IS are included in our revenue, representing our interest in the joint venture. Refer to Note 9 to our 2011 Annual Consolidated Financial Statements for more details.

We manage assets in mutual and pooled funds and earn fees at market rates from these funds, but do not guarantee either principal or returns to investors in any of these funds. We also manage assets in segregated funds on which we provide minimum death benefit and maturity value guarantees and earn fees at market rates from these funds.

Guarantees, retail and commercial commitments

We issue guarantee products, as described in Note 25 to our 2011 Annual Consolidated Financial Statements, in return for fees which are recorded in Non-interest income. Our maximum potential amount of future payments in relation to our guarantee products as at October 31, 2011, amounted to $71.5 billion (2010 – $72.6 billion). The decline relates primarily to fewer credit derivatives and stable-value products. In addition, as at October 31, 2011, RBC Dexia IS securities lending indemnifications totalled $52.6 billion (2010 – 52.1 billion); we are exposed to 50% of this amount. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or collateral held or pledged. As of October 31, 2011, our maximum potential amount of future payments for our backstop liquidity facilities related to ABCP programs were $22.0 billion (2010 – $19.1 billion) of which 95% (2010 – 96%) was committed to RBC-administered multi-seller conduits.

We also provide commitments to our clients to help them meet their financing needs. These guarantees and commitments expose us to liquidity and funding risks. The following is a summary of our off-balance sheet commitments. Refer to Note 25 to our 2011 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Retail and commercial commitments (1) **Table 40**

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Documentary and commercial letters of credit	$ 191	$ –	$ –	$ –	$ 191
Commitments to extend credit and liquidity facilities	5,559	54,533	36,302	3,315	99,709
Uncommitted amounts (2)	–	166,488	–	–	166,488
	$ 5,750	$ 221,021	$ 36,302	$ 3,315	$266,388

(1) Based on remaining term to maturity.
(2) Uncommitted amounts represent amounts for which we retain the option to extend credit to a borrower.

Risk management

Overview

Our business activities expose us to a wide variety of risks in virtually all aspects of our operations. Our ability to manage these risks is a key competency within RBC, and is supported by a strong risk culture and an effective risk management approach.

We manage our risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risks assumed and remain within our Risk Appetite, which is collectively managed throughout RBC, through adherence to our Enterprise Risk Appetite Framework.

Risk Appetite

Our Risk Appetite is the amount and type of risk we are able and willing to accept in the pursuit of our business objectives. Our Risk Appetite Framework has four major components as illustrated below:



Risk Capacity
Regulatory Constraints
Risk Appetite
Drivers & Self-Imposed Constraints
Risk Limits & Tolerances
Risk Profile

The framework provides a structured approach to:

1. Define our **Risk Capacity** by identifying regulatory constraints that restrict our ability to accept risk.
2. Establish and regularly confirm our Risk Appetite, comprised of **Drivers** that are the business objectives which include risks we must accept to generate desired financial returns, and **Self-Imposed Constraints** that limit or otherwise influence the amount of risk undertaken. Our Self-Imposed Constraints include:
   - maintaining a "AA" rating or better,
   - ensuring capital adequacy by maintaining capital ratios in excess of rating agency and regulatory thresholds,
   - maintaining low exposure to "stress events",
   - maintaining stability of earnings,
   - ensuring sound management of liquidity and funding risk,
   - maintaining sound management of regulatory compliance risk and operational risk, and
   - maintaining a Risk Profile that is no riskier than that of our average peer.
3. Set **Risk Limits and Tolerances** to ensure that risk taking activities are within Risk Appetite.
4. Regularly measure and evaluate our **Risk Profile**, representing the risks we are exposed to, relative to our Risk Appetite, and ensure appropriate action is taken prior to Risk Profile surpassing Risk Appetite.

The Risk Appetite Framework is structured in such a way that it can be applied at the enterprise, business segment, business unit, and legal entity levels. We continue to articulate risk appetite at the business segment level, and confirm constraints for the key risks of our business segments.

Risk Appetite is integrated into our business strategies and capital plan. During 2011, the concept of "Risk Posture" was introduced to summarize the anticipated impact of strategic priorities on Risk Profile. Risk Posture is analyzed along with growth objectives and planned changes to understand potential impacts on business Risk Profile. We also ensure that the business strategy aligns with the enterprise and business segment level risk appetite.

Risk management principles

The following principles guide our enterprise-wide management of risk:

1. **Effective balancing of risk and reward** by aligning risk appetite with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive and detective controls and transferring risk to third parties.
2. **Shared responsibility for risk management** as business segments are responsible for active management of their risks, with direction and oversight provided by Group Risk Management and other corporate functions groups.
3. **Business decisions are based on an understanding of risk** as we perform rigorous assessment of risks in relationships, products, transactions and other business activities.
4. **Avoid activities that are not consistent with our Values, Code of Conduct or Policies,** which contributes to the protection of our reputation.
5. **Proper focus on clients reduces our risks** by knowing our clients and ensuring that all products and transactions are suitable for, and understood by our clients.
6. **Use of judgment and common sense** in order to manage risk throughout the organization.

Risk governance

Our overall risk governance structure shown below illustrates the roles and responsibilities of the various stakeholders in our enterprise risk management program. Our risk governance structure is reviewed regularly against best practices as set out in industry and regulatory guidance.



Board of Directors
Risk and other Board Committees
Group Executive
Group Risk Committee
Chief Risk Officer + Chief Administrative Officer & Chief Financial Officer
Group Risk Management + Global Compliance + Corporate Treasury
Risk Committees
Business Segments
Canadian Banking
Insurance
International Banking
Capital Markets
Wealth Management
Corporate Support
Ownership – Monitoring – Escalation – Oversight
Culture – Framework – Delegation – Accountability

The Board of Directors provides oversight and carries out its risk management mandate primarily through its Risk and other Board Committees, consisting of the Audit Committee, Corporate Governance and Public Policy Committee (CG&PPC) and Human Resources Committee. The Risk Committee's oversight role is designed to ensure that the risk management function is adequately independent from the businesses whose activities it reviews, and that the policies, procedures and controls used by management are sufficient to keep risks within our risk framework and appetite.

The Group Executive (GE) is our senior management team and is led by the President and Chief Executive Officer (CEO) and is responsible for our strategy and its execution by establishing the "tone at the top". The GE actively shapes and then recommends Risk Appetite for approval to the Risk Committee of the Board. GE's risk oversight role is executed primarily through the mandate of the Group Risk Committee (GRC). GRC, with the assistance of its supporting risk committees, is the senior management risk committee responsible for ensuring that our overall risk profile is consistent with our strategic objectives and risk appetite and there are ongoing, appropriate and effective risk management processes. In addition, our risk governance structure is supported by:

- The Chief Risk Officer (CRO) and Group Risk Management (GRM) which have overall responsibility for the promotion of our risk culture; monitor risk profile relative to risk appetite; and maintain our enterprise-wide program for identifying, measuring, controlling and reporting the significant risks that we face;
- The Chief Compliance Officer and Compliance which are responsible for our policies and processes designed to mitigate and manage regulatory compliance risk;
- Corporate Treasury which manages and oversees our capital position, structural interest rate risk and liquidity and funding risks; and
- The business segments which are responsible for specific risks, alignment of business strategies with risk appetite, and identification, control and management of their risks.

The roles of the various stakeholders in our enterprise risk management program are described further in the discussion of specific risks in the following pages.

We further enhanced our risk governance throughout 2011. We continued to align our compensation programs with our Enterprise Risk Management Framework and appropriately balance between risk and reward. In addition, during 2011 we further enhanced our Regional Corporate Governance Committees. They provide a mechanism through which risk and governance issues are escalated to the GE in support of their oversight and monitoring role. We have established the Corporate Governance Committee for the U.S., Europe and Asia Pacific.

Risk measurement

Our ability to measure risks is a key component of our enterprise-wide risk and capital management processes. Certain measurement methodologies are common to a number of risk types, while others only apply to a single risk type. While quantitative risk measurement is important, we also place reliance on qualitative factors. Our measurement models and techniques are continually subject to independent assessment for appropriateness and reliability. For those risk types that are difficult to quantify, we place greater emphasis on qualitative risk factors and assessment of activities to gauge the overall level of risk to ensure that they are within our risk appetite.

Expected loss

Expected loss represents losses that are statistically expected to occur in the normal course of business in a given period of time.

Unexpected loss and economic capital

Unexpected loss is a statistical estimate of the amount by which actual losses can exceed expected loss over a specified time horizon, measured at a specified level of confidence. We hold economic capital to withstand these unexpected losses, should they occur. For further information, refer to the Capital management section.

Stress testing

Stress testing is a risk management technique that involves consideration of the impact of adverse movements in one or more risk factors. Stress testing helps ensure the risks we take remain within our Risk Appetite, and is a key component of our capital management and capital adequacy assessment processes. Stress testing outcomes are regularly reviewed by senior management, and in many cases, by the Risk Committee of the Board.

Our enterprise-wide stress testing program utilizes stress scenarios featuring a range of severities based on exceptional, but plausible adverse market and economic events. These stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. This program uses macroeconomic projections that are then transformed into stress impacts on various types of risk across the organization. Macroeconomic scenarios evaluated this year include severe recession, sovereign debt crisis, hard landing in emerging markets, and U.S. inflation. Our evaluations indicate that the resulting capital and financial impacts of these stress scenarios are within our ability to manage.

In addition to the enterprise-wide program, we engage in a broad range of stress testing activities that are specific to a particular line of business, portfolio or risk type including market risk, liquidity risk, structural interest rate risk, retail and wholesale credit risk and insurance risk. Test results are used in a variety of decision-making processes including adjustments to certain risk limits, specific portfolios, and business implementation strategies. Augmenting established stress testing programs, we also perform ad hoc stress testing on an as-needed basis to assist in the evaluation of emerging risk issues.

Model validation

We use models to measure and manage different types of risk. We employ a holistic process whereby a model, its inputs and outputs are reviewed. This includes the data used, the logic and theoretical underpinnings of the model, the processing component, the interpretation of the output and the strategic use of the model results. Our model validation process is designed to ensure that all underlying model risk factors are identified and successfully mitigated. To ensure robustness of our measurement techniques, model validation is carried out by our risk professionals independent of those responsible for the development and use of the models and assumptions. In cases where independent validation is not internally possible (e.g., exceptionally specialized models) outside experts are engaged to validate the model. Validation activities, results and conclusions are also reviewed by Internal Audit Services on a regular basis.

Risk control

Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls. The controls are anchored by our Enterprise Risk Management, Risk Specific, Liquidity, Compliance and Capital Management Frameworks. These frameworks lay the foundation for the development and communication of policies, establishment of formal risk review and approval processes, and the establishment of delegated authorities and limits. The implementation of robust risk controls enables the optimization of risk and return on both a portfolio and a transactional basis.

Our risk management frameworks and policies are organized into the following five levels:

Level 1: Enterprise Risk Management Framework provides an overview of our enterprise-wide program for identifying, measuring, controlling and reporting on the significant risks we face. The Risk Appetite Framework underpins this Framework.

Level 2: Risk-Specific Frameworks elaborate on each specific risk type and the mechanisms for identifying, measuring, monitoring and reporting of risks, key policies and roles and responsibilities.

Level 3: Enterprise Risk Policies articulate minimum requirements within which businesses and employees must operate.

Level 4: "Multi-risk" Enterprise Risk Policies govern activities such as product risk review and approval, stress testing, risk limits, risk approval authorities and model risk management.

Level 5: Business Segments and Corporate Support Specific Policies and Procedures are established to manage the risks that are unique to their operations.

Risk review and approval processes

Risk review and approval processes are established by GRM based on the nature, size, and complexity of the risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities based on the following categories: transactions, structured credit, projects and initiatives, and new products and services.

Authorities and limits

The Risk Committee of the Board of Directors delegates Credit, Market, and Insurance risk authorities to the President and CEO and CRO. These delegated authorities allow these officers to approve single name, geographic (country and region) and industry sector exposures within defined parameters, establish underwriting and inventory limits for trading and investment banking activities and set market risk tolerances.

The Board of Directors also delegates Liquidity risk authorities to the President and CEO, Chief Administrative Officer and Chief Financial Officer, and the CRO. These limits act as a key risk control designed to ensure that reliable and cost-effective sources of cash are available to satisfy our current and prospective commitments.

Reporting

Enterprise level risk monitoring and reporting are critical components of our enterprise risk management program and support the ability of senior management and the Board of Directors to effectively perform their risk management and oversight responsibilities. On a quarterly basis, we provide to senior management and the Board of Directors the Enterprise Risk Report which includes a comprehensive review of our Risk Profile relative to our Risk Appetite and focuses on a range of risks we face along with analysis of the related issues and trends. In addition to our regular risk monitoring, other risk specific presentations are provided to and discussed with senior management and the Board of Directors on emerging risk issues or significant changes in our level of risk. Examples of additional presentations during the year included Operational Controls & Governance Program within Capital Markets, Information Security – Risks and Mitigation and European Stress Scenario Analysis.

The shaded texts along with the tables specifically marked with an asterisk(*) in the following sections of the MD&A represent our disclosures on credit, market and liquidity and funding risks in accordance with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and include discussion on how we measure our risks and the objectives, policies and methodologies for managing these risks. Therefore, these shaded texts and tables represent an integral part of our 2011 Annual Consolidated Financial Statements for the years ended October 31, 2011 and October 31, 2010.

Credit risk

Credit risk is the risk of loss associated with an obligor's potential inability or unwillingness to fulfill its contractual obligations. Credit risk may arise directly from the risk of default of a primary obligor (e.g. issuer, debtor, counterparty, borrower or policyholder), or indirectly from a secondary obligor (e.g. guarantor, reinsurer).

The failure to effectively manage credit risk across RBC and all our products, services and activities can have a direct, immediate and material impact on our earnings and reputation.

We balance our risk and return by:

- Ensuring credit quality is not compromised for growth.
- Diversifying credit risks in transactions, relationships and portfolios.
- Using our credit risk rating and scoring systems or other approved credit risk assessment or rating methodologies, policies and tools.
- Pricing appropriately for the credit risk taken.
- Applying consistent credit risk exposure measurements.
- Mitigating credit risk through preventive and detective controls.
- Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques, including hedging activities and insurance coverage.
- Ongoing credit risk monitoring and administration.

Risk measurement

We quantify credit risk, at both the individual obligor and portfolio levels, to manage expected credit losses and minimize unexpected losses in order to limit earnings volatility.

We employ different risk measurement processes for our wholesale and retail credit portfolios. The wholesale portfolio comprises business, sovereign and bank exposures, which include mid-size to large corporations, sovereigns, public sector entities, financial institutions, funds, asset backed securitizations, certain individuals, other wealth management exposures and certain small businesses that are managed on an individual client basis. The retail portfolio is comprised of residential mortgages and personal, credit card and small business loans, which are managed on a pooled basis. Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner.

In measuring credit risk and setting regulatory capital under Basel II, two principal approaches are available: Advanced Internal Ratings Based (AIRB) and Standardized. Most of our credit risk exposure is measured under the AIRB Approach.

Economic capital, which is our internal quantification of risks, is used extensively for performance measurement, limit setting and internal capital adequacy.

The key parameters that form the basis of our credit risk measures for both regulatory and economic capital are:

- Probability of default (PD): An estimated percentage that represents the likelihood of default within a one-year period of an obligor for a specific rating grade or for a particular pool of exposure.
- Exposure at default (EAD): An amount expected to be owed by an obligor at the time of default.
- Loss given default (LGD): An estimated percentage of EAD that is not expected to be recovered during the collections and recovery process.

These parameters are determined based on historical experience from internal credit risk rating systems in accordance with supervisory standards, and are independently validated and updated on a regular basis.

Under the Standardized Approach, used primarily for RBC Dexia IS, RBC Bank (USA) and our Caribbean banking operations, risk weights prescribed by the Office of the Superintendent of Financial Institutions (OSFI) are used to calculate risk-weighted assets (RWA) for credit risk exposure.

Wholesale credit portfolio

The wholesale credit risk rating system is designed to measure the credit risk inherent in our wholesale lending activities along two dimensions.

First, each obligor is assigned a borrower risk rating (BRR), reflecting an assessment of the credit quality of the obligor. Each BRR has a PD assigned to it. The BRR differentiates the riskiness of obligors and represents our evaluation of the obligor's ability and willingness to meet its contractual obligations during adverse or stressed business conditions, troughs in the business cycle, economic downturns or unexpected events that may occur. The assignment of BRRs is based on the evaluation of obligors' business risk and financial risk based on fundamental credit analysis supplemented by quantitative models.

Our rating system is largely consistent with that of external rating agencies. The following table maps our 22-grade internal risk ratings compared to ratings by external rating agencies.

Internal ratings map **Table 41**

Ratings	Standard & Poor's (S&P)	Moody's Investor Service (Moody's)	Description
1 to 4	AAA to AA-	Aaa to Aa3	Investment Grade
5 to 7	A+ to A-	A1 to A3	
8 to 10	BBB+ to BBB-	Baa1 to Baa3	
11 to 13	BB+ to BB-	Ba1 to Ba3	Non-investment Grade
14 to 16	B+ to B-	B1 to B3	
17 to 20	CCC+ to CC	Caa1 to Ca	
21 to 22	C to D	C to Bankruptcy	Impaired/Default

Second, each credit facility is assigned an LGD rate. LGD rates are largely driven by factors such as seniority of debt, collateral security, product type, and the industry sector in which the obligor operates and market environment.

EAD is estimated based on the current exposure to the obligor and the possible future changes of that exposure driven by factors such as credit quality of the obligor and type of credit commitment.

These ratings and risk measurements are used in the determination of our expected losses and unexpected losses as well as economic and regulatory capital, setting of risk limits, portfolio management and product pricing.

Retail credit portfolio

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Credit scores along with decision strategies are employed in the acquisition of new clients (acquisition) and management of existing clients (behavioural).

Acquisition scoring models, which are used for underwriting purposes, utilize established statistical methods of analyzing new applicant characteristics and past performance to estimate future credit performance. In model development, sources of data are used and include information obtained from the client such as employment status, data from our internal systems such as loan information and information from external sources such as credit bureaus.

Behavioural scoring is used in the ongoing management of retail clients with whom we have an established relationship. It utilizes statistical techniques that capture past performance to predict future behaviour and incorporate information, such as cash flow and borrowing trends, as well as the extent of our relationship with the client. The behavioural risk score is dynamic and is generally updated on a monthly basis to continually re-evaluate and mitigate the risk. Characteristics used in behavioural scoring models are based on information from existing accounts and lending products for each client, and from information obtained from external sources, such as credit bureaus.

For overall portfolio management, retail exposures are assessed on a pooled basis, with each pool consisting of exposures with similar homogeneous characteristics. We believe pooling allows for more precise, accurate and consistent estimates of default and loss characteristics at the pool level. We further stress test our portfolio in order to assess vulnerability of the portfolios under a set of severe economic scenarios.

Criteria used to pool exposures for risk quantification include behavioural score, product type (mortgages, credit cards, lines of credit and instalment loans), collateral type (chattel, liquid assets and real estate), the length of time that the account has been on our books, and the delinquency status (performing, delinquent and default) of the exposure. Regular monitoring and periodic adjustments and alignments are conducted to ensure that this process provides for a meaningful differentiation of risk. Migration between the pools is considered when assessing credit quality.

The pools are also assessed based on credit risk parameters (PD, EAD and LGD) which consider borrower and transaction characteristics, including behavioural credit score, product type and delinquency status. The LGD is estimated based on transaction specific factors, including product, loan to value and collateral types. Our risk ratings are reviewed and updated on a regular basis.

The following table maps PD bands to various risk levels:

Internal ratings map **Table 42**

PD bands	Description
0.0% - 1.0%	Low Risk
1.1% - 6.4%	Medium Risk
6.5% - 99.99%	High Risk
100.00%	Impaired/Default

Risk Control

The Board of Directors and its committees, GE, GRC and other management risk committees work together to ensure a Credit Risk Framework and supporting policies, processes and procedures exist to manage credit risk and approve related credit risk limits. Reports are distributed to the Board of Directors, GRC, and senior executives to keep them informed of our risk profile, including trending information and significant credit risk issues and shifts in exposures to ensure appropriate actions can be taken where necessary. Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of borrower, transactional and portfolio management contexts.

Credit policies are an integral component of our Credit Risk Management Framework and set out the minimum requirements for the management of credit risk as follows:

Credit risk assessment

- Mandatory use of credit risk rating and scoring systems.
- Consistent credit risk assessment criteria.
- Standard content requirements in credit application documents.

Credit risk mitigation

Structuring of transactions

- Specific credit policies and procedures set out the requirements for structuring transactions. Risk mitigants include the use of guarantees, seniority, loan to value requirements and covenants. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria. The third-party guarantors that we deal with are primarily sovereign-sponsored agencies.

Collateral

- We often require obligors to pledge collateral as security when we advance credit. The extent of risk mitigation provided by collateral depends on the amount, type and quality of the collateral taken.

Credit derivatives

- Used as a tool to mitigate industry sector concentration and single-name exposure. For a more detailed description of the types of credit derivatives we enter into and how we manage related credit risk, refer to Note 7 to our 2011 Annual Consolidated Financial Statements.

Product approval

- Proposals for credit products and services are comprehensively reviewed and approved under a risk assessment framework.

Credit portfolio management

- Limits are used to ensure our portfolio is well diversified, reduce concentration risk and remain within our risk appetite.
- Our credit limits are established at the following levels: single name limits (notional and economic capital), underwriting risk limits, geographic (country and region) limits, industry sector limits (notional and economic capital), and product and portfolio limits, where deemed necessary.

Our credit risk objectives, policies, and methodologies have not changed materially from 2010.

Trading-related credit includes:

- Repo-style transactions include repurchase and reverse repurchase agreements and securities lending and borrowing transactions. For repo-style transactions, gross exposure represents the amount at which securities were initially financed, before taking into account collateral.
- Over-the-counter (OTC) derivatives gross exposure amount represents the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future credit exposure.

Gross credit risk exposure

Gross credit risk exposure is calculated based on the definitions provided under the Basel II framework. Under this method, risk exposure is calculated **before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure.** Gross credit risk is categorized into Lending-related and other, and Trading-related.

Lending-related and other includes:

- Loans and acceptances outstanding, undrawn commitments, and other exposures including contingent liabilities such as letters of credit and guarantees, AFS debt securities and deposits with financial institutions. Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.

Gross (excluding allowance for loan losses) credit risk exposure by portfolio and sector* — Table 43

	2011						2010					
	Lending-related and other			Trading-related			Lending-related and other			Trading-related		
	Loans and acceptances						Loans and acceptances					
As at October 31 (C$ millions)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Over-the-counter derivatives (1)	Total exposure (2)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Over-the-counter derivatives (1)	Total exposure (2)
Residential mortgages	$ 136,701	$ 13	$ 9	$ –	$ –	$ 136,723	$ 128,832	$ 12	$ 160	$ –	$ –	$ 129,004
Personal	86,498	75,314	49	–	–	161,861	80,174	61,181	59	–	–	141,414
Credit cards	9,221	27,079	–	–	–	36,300	10,110	30,144	–	–	–	40,254
Small business (3)	2,481	4,168	42	–	–	6,691	2,712	3,136	45	–	–	5,893
Retail	$ 234,901	$ 106,574	$ 100	$ –	$ –	$ 341,575	$ 221,828	$ 94,473	$ 264	$ –	$ –	$ 316,565
Business (3)												
Agriculture	$ 4,990	$ 609	$ 26	$ –	$ 19	$ 5,644	$ 4,815	$ 504	$ 24	$ –	$ 7	$ 5,350
Automotive	3,344	2,500	176	–	380	6,400	3,527	1,747	142	–	321	5,737
Consumer goods	6,064	3,053	504	–	179	9,800	5,912	2,358	483	–	224	8,977
Energy	6,638	14,363	2,333	36	1,688	25,058	5,945	9,942	2,173	–	1,429	19,489
Non-bank financial services	3,953	6,100	8,521	88,900	7,383	114,857	4,769	5,973	6,487	81,008	10,123	108,360
Forest products	775	437	102	–	19	1,333	792	371	87	–	17	1,267
Industrial products	3,930	2,399	314	–	157	6,800	3,731	2,387	426	–	147	6,691
Mining & metals	1,152	1,880	667	114	109	3,922	635	1,565	637	–	198	3,035
Real estate & related	19,851	3,376	1,055	–	320	24,602	18,358	2,701	1,292	–	275	22,626
Technology & media	3,034	3,294	175	335	425	7,263	2,569	3,241	322	–	528	6,660
Transportation and environment	5,145	2,131	1,151	–	613	9,040	3,759	1,658	483	–	582	6,482
Other	22,407	7,226	5,727	15,030	5,235	55,625	20,253	4,894	6,862	9,625	5,840	47,474
Sovereign (3)	4,650	3,606	27,875	10,474	9,392	55,997	3,765	3,580	28,123	3,770	8,322	47,560
Bank (3)	2,444	398	51,536	75,582	32,043	162,003	1,916	622	46,093	58,587	30,908	138,126
Wholesale	$ 88,377	$ 51,372	$100,162	$ 190,471	$ 57,962	$ 488,344	$ 80,746	$ 41,543	$93,634	$ 152,990	$ 58,921	$ 427,834
Total exposure	$ 323,278	$ 157,946	$100,262	$ 190,471	$ 57,962	$ 829,919	$ 302,574	$ 136,016	$93,898	$ 152,990	$ 58,921	$ 744,399

* This table represents an integral part of our 2011 Annual Consolidated Financial Statements.

(1) Credit equivalent amount after factoring in master netting agreements. Derivative exposures are measured at fair value.

(2) Gross credit risk exposure is before allowance for loan losses and represents consolidated (combined continuing and discontinued) operations. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.

(3) Refer to Note 4 of our 2011 Annual Consolidated Financial Statements for the definition of these terms.

2011 vs. 2010

Total gross credit risk exposure increased $86 billion, or 11%, from the prior year, reflecting increases in both our wholesale and retail portfolios.

Retail exposure increased $25 billion, or 8%, primarily as a result of solid volume growth in Canadian home equity and personal lending products, partially offset by a decrease in our credit card portfolio due to higher securitization activities during the year. The use of guarantees and collateral represents an integral part of our credit risk mitigation in our retail portfolio. Insured mortgages accounted for 19% of our residential mortgage portfolio in 2011 as compared to 20% in 2010. Secured personal lending represented 56% of personal loans outstanding in 2011, unchanged from 2010.

Wholesale exposure increased $61 billion, or 14%, reflecting increases in most exposure types. Repo-style transactions increased $37 billion, primarily in bank, non-bank financial services and sovereign, mainly attributable to new business activity and higher client activity in certain businesses. Undrawn commitments increased $10 billion across most sectors with the largest increase in the energy sector. Loans and acceptances outstanding increased $8 billion, largely in real estate and related, transportation and environment, and health and other services within the other sector group. Other exposure increased $6 billion mostly in banks largely due to higher deposits with governments or financial institutions. The loan utilization of 41% decreased 1% from the prior year.

Gross (excluding allowance for loan losses) credit risk exposure by geography* — Table 44

As at October 31 (C$ millions)	2011 Lending-related and other: Loans and acceptances: Outstanding	2011 Lending-related and other: Loans and acceptances: Undrawn commitments	2011 Lending-related and other: Other	2011 Trading-related: Repo-style transactions	2011 Trading-related: Over-the-counter derivatives (1)	2011 Total exposure (2)	2010 Lending-related and other: Loans and acceptances: Outstanding	2010 Lending-related and other: Loans and acceptances: Undrawn commitments	2010 Lending-related and other: Other	2010 Trading-related: Repo-style transactions	2010 Trading-related: Over-the-counter derivatives (1)	2010 Total exposure (2)
Canada	$ 270,061	$ 127,423	$ 34,684	$ 60,893	$ 11,695	$ 504,756	$ 254,581	$ 113,860	$49,384	$ 48,006	$ 10,954	$ 476,785
USA	34,085	20,874	21,635	60,220	11,929	148,743	31,973	15,490	9,448	43,763	14,973	115,647
Europe	6,880	7,324	28,195	59,271	27,542	129,212	4,255	4,758	23,255	49,272	25,735	107,275
Other International	12,252	2,325	15,748	10,087	6,796	47,208	11,765	1,908	11,811	11,949	7,259 $	44,692
Total exposure (3)	$ 323,278	$ 157,946	$100,262	$ 190,471	$ 57,962	$ 829,919	$ 302,574	$ 136,016	$93,898	$ 152,990	$ 58,921	$ 744,399

* This table represents an integral part of our 2011 Annual Consolidated Financial Statements.
(1) Credit equivalent amount after factoring in master netting agreements. Derivative exposures are measured at fair value.
(2) Gross credit risk exposure is before allowance for loan losses and represents consolidated (combined continuing and discontinued) operations. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3) Geographic profile is based on country of residence.

2011 vs. 2010

The geographic mix of our gross credit risk exposure did not change significantly from the prior year with Canada, U.S., Europe and Other international reflecting 61%, 18%, 15% and 6% of our exposure respectively.

Growth in our gross credit risk exposure mainly reflected higher exposure in the U.S. of $33 billion, higher exposure in Canada of $28 billion and higher exposure in Europe of $22 billion. Growth in the U.S. was largely driven by higher levels of repo-style transactions and other balances with financial institutions. Growth in Canada reflected increased exposure from loans outstanding and undrawn commitments in the retail portfolio, and repo-style style transactions, partially offset by declines in letters of credit and guarantees and other balances in the wholesale portfolio. Growth in Europe reflected increases across all exposure types with the largest increase in collaterized repo-style transactions.

European Exposure — Table 45

As at October 31 (C$ millions)	2011 Loans and Acceptances: Outstanding	2011 Loans and Acceptances: Undrawn commitments	2011 Other: Securities (1)	2011 Other: Letters of credit and guarantees	2011 Other: Other	2011 Repo-style transactions	2011 Over-the-counter derivatives (2)	2011 Total European exposure
Gross exposure to Europe	$ 6,880	$ 7,324	$ 18,167	$ 8,292	$1,736	$ 59,271	$ 27,542	$ 129,212
Less: Collateral held against repo-style transactions	–	–	–	–	–	58,379	–	58,379
Potential future credit exposure amount	–	–	–	–	–	–	18,329	18,329
Undrawn commitments	–	7,324	–	8,292	–	–	–	15,616
Gross drawn exposure to Europe (3)	$ 6,880	$ –	$ 18,167	$ –	$1,736	$ 892	$ 9,213	$ 36,888
Less: Collateral applied against derivatives	–	–	–	–	–	–	5,461	5,461
Add: Trading securities	–	–	11,826	–	–	–	–	11,826
Net Exposure to Europe (4)	$ 6,880	$ –	$ 29,993	$ –	$1,736	$ 892	$ 3,752	$ 43,253

(1) Securities include $9.5 billion of AFS securities, $11.8 billion of trading securities and $8.7 billion of deposits.
(2) Derivative exposures are measured at fair value.
(3) Based on our interpretation of gross funded exposures as reported by certain U.S. banks, which excludes undrawn commitments, potential future credit exposure amount and collateral.
(4) Excludes $1.5 billion (2010 – $.7 billion) of exposures to supra-national agencies.

As noted above, our gross credit risk exposure is calculated based on the definitions provided under the Basel II framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at October 31, 2011 was $129 billion. For the same period, our gross drawn exposure to Europe was $37 billion, after taking into account collateral held against repo-style transactions of $58 billion, undrawn commitments for loans and letters of credit of $16 billion and potential future credit exposure to OTC derivatives of $18 billion. Our net exposure to Europe was $43 billion, after taking into account $5 billion of collateral (primarily cash) we hold against OTC derivatives and the addition of trading securities of $12 billion held in our trading book, as these are addressed through market risk. Our net exposure to Europe also reflects $1.1 billion of mitigation through credit default swaps, which are largely used to hedge single name exposure and market risk. This net exposure also includes our proportionate share of RBC Dexia IS exposures.

Net European Exposure (1) — Table 46

As at October 31 (C$ millions)	2011 Loans outstanding	2011 Securities (2)	2011 Other	2011 Repo-style transactions	2011 Over-the-counter derivatives (3)	2011 Total	2010 Total
U.K.	$ 4,118	$ 8,615	$ 281	$ 661	$ 1,664	$15,339	$ 13,453
Germany	143	5,941	125	1	708	6,918	3,946
France	376	3,534	–	1	278	4,189	8,185
Total U.K., Germany, France	$ 4,637	$ 18,090	$ 406	$ 663	$ 2,650	$26,446	$ 25,584
Greece	$ –	$ 13	$ –	$ –	$ –	$ 13	$ 5
Ireland	222	53	40	41	100	456	672
Italy	20	165	34	–	22	241	167
Portugal	–	19	–	–	9	28	40
Spain	198	250	215	–	38	701	1,107
Total Peripheral	$ 440	$ 500	$ 289	$ 41	$ 169	$ 1,439	$ 1,991
Belgium	$ 43	$ 1,551	$ –	$ –	$ 216	$ 1,810	$ 1,840
Luxembourg	484	1,018	537	–	47	2,086	4,315
Netherlands	323	3,216	33	32	185	3,789	2,943
Sweden	–	2,120	–	109	31	2,260	559
Switzerland	723	1,834	94	24	112	2,787	1,159
Other	230	1,664	377	23	342	2,636	1,397
Total Other Europe	$ 1,803	$ 11,403	$1,041	$ 188	$ 933	$15,368	$ 12,213
Total Europe (4)	$ 6,880	$ 29,993	$1,736	$ 892	$ 3,752	$43,253	$ 39,788

(1) All numbers presented reflect our proportionate share of RBC Dexia IS exposures, including updated 2010 amounts for Peripheral Europe.
(2) Securities include $9.5 billion of AFS securities, $11.8 billion of trading securities and $8.7 billion of deposits.
(3) Derivative exposures are measured at fair value.
(4) Excludes $1.5 billion (2010 – $.7 billion) of exposures to supra-national agencies.

With respect to country exposure, our net exposure to larger European countries, including the U.K., Germany and France, represents over 60% of our net European exposure and primarily relates to our Capital Markets and global Wealth Management businesses, in particular fixed income, treasury services, derivatives, and corporate and individual lending. These are client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in a number of jurisdictions, including the U.K., Germany and France, where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Our exposure to European banks is generally short-term in nature and / or supported by collateral agreements.

Our net exposure to Greece, Ireland, Italy, Spain and Portugal remained minimal with total outstanding exposure of $1.4 billion as at October 31, 2011, which was down $552 million compared to the prior year. These exposures include lending, as well as trading inventory and derivative positions. It is predominantly investment grade, with limited direct sovereign exposure.

Our largest net exposure to other European countries primarily includes the Netherlands, Switzerland, Sweden, Luxemburg and Belgium, with no other country representing greater than 2% of total net European exposure.

Loans outstanding of $7 billion are largely to investment grade entities including large multinationals, with the majority of these corporate loans in the U.K. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same conservative approach to the use of our balance sheet as we have applied in both Canada and the U.S. The portfolio quality of this loan book remains sound and we have had nominal credit losses on this portfolio of $24 million for the year ended October 31, 2011. The specific PCL ratio and GIL ratio of this loan book were 0.42% and 1.24%, respectively.

Securities consist of AFS securities of $9.5 billion largely reflecting our holdings of Organisation of Economic Co-operation and Development (OECD) securities for regulatory requirement and liquidity management and our trading securities related to both client market making activities and our funding and liquidity management needs. Deposits primarily include deposits with central banks or financial institutions, and also include deposits related to our Wealth Management business in the Channel Islands. All of our trading securities are marked to market on a daily basis.

Repo-style transactions are primarily collateralized funding transactions which facilitate client activities. We manage our exposure by actively managing the collateral at the client level, which includes daily monitoring of the fair value of the collateral received and, as necessary, requesting additional collateral to ensure such transactions remain adequately over-collateralized. The degree of over-collateralization is determined by the underlying collateral, which is dominated by cash and government securities. In addition, we actively monitor the collateral for excess concentrations and change the collateral we hold as required.

As a market-maker we also provide clients over-the-counter derivatives products, such as interest rate, foreign exchange and other derivative products, in order to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, we typically act as principal and are consequently required to commit capital to provide execution. To manage counterparty credit risk, we use collateral and master netting agreements, which provides us with the right to a single net settlement of all financial obligations in the event of default. Our counterparties on these transactions include well-rated financial institutions, with the vast majority domiciled in the U.K., Germany and France. Over 80% of the collateral for these transactions is in the form of cash. Our net mark to market exposure to Europe is $3.8 billion, primarily made up of exposure to the U.K., France and Germany, where we conduct business with highly rated banks, sovereigns and large corporations.

Net European Exposure — Table 47

As at October 31 (C$ millions)	2011 U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	2010 Total Europe
Financials	$ 9,426	$ 5,092	$1,563	$ 16,081	$ –	$ 185	$144	$ 11	$ 397	$ 737	$10,438	$27,256	$ 23,020
Sovereign	1,162	1,482	1,887	4,531	–	144	42	1	55	242	2,377	7,150	9,451
Corporate	4,751	344	739	5,834	13	127	55	16	249	460	2,553	8,847	7,317
Total net European exposure	$15,339	$ 6,918	$4,189	$ 26,446	$ 13	$ 456	$241	$ 28	$ 701	$ 1,439	$15,368	$43,253	$ 39,788

Loans and acceptances

Table 48

(C$ millions)	2011	2010
Residential mortgages	$134,804	$126,790
Personal	82,192	75,519
Credit cards	9,007	9,916
Small business	2,481	2,712
Retail	$228,484	$214,937
Business		
Agriculture	4,880	4,705
Automotive	3,025	3,228
Consumer goods	5,341	5,202
Energy	6,545	5,869
Non-bank financial services	3,857	4,593
Forest products	698	726
Industrial products	3,381	3,143
Mining & metals	1,122	587
Real estate & related	15,569	12,651
Technology & media	2,712	2,257
Transportation & environment	4,927	3,546
Other (1)	18,296	15,290
Sovereign	4,650	3,765
Bank	2,444	1,916
Wholesale	$ 77,447	$ 67,478
Total loans and acceptances	$305,931	$282,415
Total allowance for loan losses	$ (1,958)	$ (2,038)
Total loans and acceptances, net of allowance for loan losses	$303,973	$280,377

(1) 2011 relates to Other services – $6.0 billion, Financing products – $4.1 billion, Holding and investments – $4.2 billion, Health – $3.1 billion and Other – $.9 billion. Other in 2010 relates to Other services – $5.4 billion, Financing products – $4.3 billion, Holding and investments – $3.3 billion, Health – $2.0 billion and Other – $.3 billion.

2011 vs. 2010

Loans and acceptances on a continuing basis increased by $24 billion, or 8%, from the prior year, mainly reflecting solid retail growth in Canada and strong growth in our wholesale portfolio across most geographies.

Retail growth of $14 billion, or 6%, was driven by solid volume growth mainly in our Canadian residential mortgages and personal lending portfolios.

Our personal loan portfolio which includes our home equity lines of credit is reported primarily in Canadian Banking. For these home equity lines of credit, as the residential mortgage is paid down, the client's authorized credit limit on the line of credit automatically increases such that the combined mortgage and the authorized credit limit of the line of credit amount to 80% of the assessed value of the home. As at October 31, 2011, $41 billion of our portfolio as compared to $37 billion in 2010, was comprised of home equity lines of credit. More than 95% of home equity lines of credit are secured by a first lien on real estate. Home equity lines of credit account for approximately 50% of the $82 billion of total personal loans in 2011. Of the clients that have home equity lines of credit, less than 7%, pay the scheduled interest payment only.

Wholesale loans and acceptances increased by $10 billion mainly driven by strong volumes in the U.S. in our corporate portfolio in Capital Markets and growth in our Canadian commercial portfolio.

Credit quality performance – continuing basis

Provision for (recovery of) credit losses

Table 49

(C$ millions)	2011	2010
Canadian Banking (1)	$ 980	$ 1,191
International Banking (1)	91	142
Capital Markets (1)	(20)	20
Corporate Support (1), (2)	(76)	(113)
Canada (3)		
Residential mortgages	$ 3	$ 7
Personal	398	444
Credit cards	364	399
Small business	34	45
Retail	799	895
Wholesale	73	122
Specific PCL	872	1,017
United States (3)		
Retail	$ 4	$ –
Wholesale	(13)	62
Specific PCL	(9)	62
Other International (3)		
Retail	$ 33	$ 31
Wholesale	77	124
Specific PCL	110	155
Total specific PCL	973	1,234
General provision (2)	2	6
Total PCL	$ 975	$ 1,240

(1) Segments with significant PCL have been presented in the table above.
(2) PCL in Corporate Support primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking.
(3) Geographic information is based on residence of borrower.

2011 vs. 2010

Total PCL of $975 million decreased $265 million, or 21%, from last year primarily due to a decrease in specific PCL of $261 million.

Specific PCL in Canadian Banking decreased $211 million, or 18%, largely due to lower write-offs in our credit card portfolio, driven by fewer bankruptcies and lower provisions in our business lending and unsecured personal lending portfolios reflecting improved economic conditions.

Specific PCL in International Banking decreased $51 million, or 36%, largely due to lower provisions in our Caribbean commercial portfolio as the prior year reflected provisions on several accounts.

During the current period, we had a recovery of PCL in Capital Markets of $20 million mainly comprised of recoveries on several accounts during the year, partially offset by provisions. This compared to a provision of $20 million in the prior year.

Gross impaired loans

Table 50

(C$ millions)	2011	2010
Canadian Banking (1)	$ 1,270	$ 1,406
International Banking (1)	784	731
Capital Markets (1)	264	409
Corporate Support (1)	69	133
Canada (2)		
Retail	$ 795	$ 767
Wholesale	513	771
United States (2)		
Retail	6	–
Wholesale	176	364
Other International (2)		
Retail	247	251
Wholesale	650	526
Total GIL	$ 2,387	$ 2,679

(1) Segments with significant GIL have been presented in the table above.
(2) Geographic information is based on residence of borrower.

2011 vs. 2010

Total gross impaired loans (GIL) decreased $292 million, or 11%, from a year ago.

GIL in Canadian Banking decreased $136 million, or 10% largely due to lower impaired loans in our business lending portfolio reflecting fewer new impaired loans.

GIL in International Banking increased $53 million, or 7%, largely due to higher impaired loans in our Caribbean commercial portfolios primarily related to the other, agriculture and industrial products sectors.

GIL in Capital Markets decreased $145 million, or 35%, primarily due to lower impaired loans related to clients in the real estate, industrial products and automotive sectors primarily reflecting loan sales and repayments. This was partially offset by new impaired loans in the transportation and environment and other services sectors.

Allowance for credit losses

Table 51

(C$ millions)	2011	2010
Specific ACL		
Canada (1)	$ 326	$ 360
United States (1)	70	85
Other International (1)	250	276
Total specific ACL	646	721
General allowance		
Retail	878	931
Wholesale	525	474
Total general allowance	1,403	1,405
Total ACL	$ 2,049	$ 2,126

(1) Geographic information is based on residence of borrower.

2011 vs. 2010

Total allowance for credit losses (ACL) decreased $77 million, or 4%, from a year ago, mainly due to a $75 million decrease in the specific allowance, reflecting overall improved asset quality and the same factors as noted above in the PCL section.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio.

Trading market risk

We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Our trading operations primarily act as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits determined by the Board of Directors. The trading book, as defined by Office of the Superintendent of Financial Institutions (OSFI), consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

Trading market risk reflects the potential adverse impact on our earnings and economic value of our trading activities and is comprised of the following components:

- Interest rate risk arises from the changes in interest rates and is composed of directional risk, yield curve risk, basis risk and option risk. Interest rate risk also captures credit spread risk arising from the changes in an issuer's spreads.
- Credit specific risk arises from the change in the creditworthiness and default of issuers of our holdings in fixed income products.
- Foreign exchange rate risk arises from the change in currency rates and precious metals price movements and market implied volatilities. In our proprietary positions, we are exposed to the spot, forward and derivative markets.
- Equity risk arises from the movements in individual equity prices or movements in the level of stock market indices.
- Commodities risk arises from commodities price movements and volatilities.
- Market illiquidity risk arises from the inability to liquidate our positions or acquire hedges to neutralize our trading positions.

Risk measurement

We employ risk measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing to assess global risk-return trends and to alert senior management to adverse trends or positions.

The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital requirements calculated under an Internal models-based approach (VaR based), for which we have been granted approval by OSFI. Regulatory capital for market risk is allocated based on VaR only for those activities that have approval to use the internal models based approach. VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the internal models-based approach.

Value-at-Risk

VaR is a statistical technique that measures the worst-case loss expected over a one-day period within a 99% confidence level. Larger losses are possible, but with low probability. For example, based on a 99% confidence interval, a portfolio with a VaR of $20 million held over one day would have a one in one hundred chance of suffering a loss greater than $20 million in that day.

We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit specific risk, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio. This is then quantified in the diversification effect shown in our VaR table.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR. Historical VaR assumes that the future will behave like the past. The historical scenarios used to calculate VaR may not capture extreme market volatility. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a one-day horizon VaR for risk measurement implies that positions could be unwound or hedged within a day but this may not be a realistic assumption if the market becomes largely or completely illiquid. The value-at-risk (VaR) scenario model has incorporated market events from late 2009 through much of 2011.

Validation

To ensure VaR effectively captures our market risk, we continuously monitor and enhance our methodology. Daily back-testing serves to compare hypothetical profit or loss against the VaR to monitor the statistical validity of 99% confidence level of the daily VaR measure. Back-testing is calculated by holding position levels constant and isolating the effect of the movement of actual market rates over the next day and over the next 10 days on the market value of the portfolios. Intra-day position changes account for most of the difference between theoretical back-testing and actual profit and loss. VaR models and market risk factors are independently reviewed periodically to further ensure accuracy and reliability.

Sensitivity analysis and stress testing

Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk.

In order to address more extreme market events, stress testing is used to measure and alert senior management to our exposure to potential political, economic or other disruptive events. We run several types of stress tests, including historical stress events such as the 1987 stock market crash, and the market volatility in 2008 and early 2009, as well as hypothetical "what-if" stress events that represent potential future events that are plausible but have a very low probability of occurring. In light of the current market environment, we supplemented existing market risk measures by frequent updates to the historical scenario window used in VaR and risk factors were refined to accurately reflect the current market conditions in the calculations. Our stress scenarios are reviewed and updated as required to reflect relevant events and hypothetical situations. While we endeavour to be conservative in our stress testing, there can be no assurance that our stress testing assumptions will cover every market scenario that may unfold.

Risk control

A comprehensive market risk framework governs trading-related risks and activities and provides guidance to management, compliance functions and operations. We employ an extensive set of principles, rules, controls and limits, which conform to industry best practice. Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the Risk Committee, and delegated to senior management. GRM – Market and Trading Credit Risk provides independent oversight of trading market risk management activities through establishing market risk policies and limits and developing, vetting and maintaining our various quantitative techniques and systems. Enterprise-wide reports are provided to the CRO and senior management to monitor compliance against VaR and stress limits approved by the Board of Directors. Limits on measures such as notional size, term and overall risk are monitored at the trading desk and at the portfolio and business levels.

The following table shows VaR for total trading activities under the internal models based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaRs.

Internal Models-Based Approach VaR by major risk category* — Table 52

(C$ millions)	2011 As at Oct. 31	2011 For the year ended October 31 Average	High	Low	2010 As at Oct. 31	2010 For the year ended October 31 Average	High	Low
Equity	$ 4	$ 16	$ 28	$ 3	$ 10	$ 16	$ 30	$ 7
Foreign exchange	5	2	8	1	2	5	11	1
Commodities	3	2	4	–	2	2	7	–
Interest rate	22	27	41	19	33	44	61	30
Credit specific	15	19	24	15	20	18	22	11
Diversification	(23)	(30)	(52)	(21)	(34)	(37)	(51)	(22)
VaR	$ 26	$ 36	$ 49	$ 22	$ 33	$ 48	$ 66	$ 33

* This table represents an integral part of our 2011 Annual Consolidated Financial Statements.

VaR (Internal Models-Based Approach)

2011 vs. 2010

Average VaR of $36 million decreased by $12 million compared to the prior year, largely as a result of the decrease in interest rate risk driven by the runoff of the volatile scenarios from late 2008 and early 2009 from the VaR model. The decrease is also due to lower foreign exchange risk as a result of reduced business activity and partially offset by the increase of credit specific risk from certain high yield positions. As well, there were some risk reduction activities in global fixed income trading portfolios during the last half of the year.

Management VaR

For management purposes we also calculate VaR for all of our trading positions, including those under the standardized approach for capital as prescribed by OSFI. Products under the standardized approach for capital that are captured under Management VaR include Agency and non-Agency mortgage-backed securities, BOLI, certain commodity positions and certain structured equity and interest rate derivatives. VaR for these positions, and the diversification effects with the rest of the portfolio, can be subject to additional limitations and may not be calculated with the same techniques applied to positions under the internal models-based approach. Management VaR, therefore, includes all of our trading activities, regardless of capital treatment. It is being disclosed to ensure alignment between external disclosure and internal management measures that incorporate all trading activities.

As in the case of the internal models-based approach, VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the Management VaR.

Management VaR — Table 53

(C$ millions)	2011 As at Oct. 31	2011 For the year ended October 31 Average	High	Low	2010 As at Oct. 31	2010 For the year ended October 31 Average	High	Low
Equity	$ 7	$ 11	$ 21	$ 5	$ 18	$ 15	$ 27	$ 7
Foreign exchange	5	2	8	1	2	5	10	1
Commodities	3	3	6	1	4	4	8	–
Interest rate	36	45	61	32	52	59	74	46
Credit specific	15	19	24	15	20	18	22	11
Diversification	(22)	(27)	(40)	(20)	(38)	(41)	(57)	(25)
VaR	$ 44	$ 53	$ 67	$ 36	$ 58	$ 60	$ 77	$ 42

VaR (Management VaR)

2011 vs. 2010

Average management VaR of $53 million was down $7 million compared to a year ago, mainly due to the decrease in interest rate risk, as well as equity risk and foreign exchange risk. The interest rate VaR decrease was largely driven by the runoff of the historical scenarios from late 2008 and early 2009 from the VaR model as noted above as well as risk reductions in global fixed income trading portfolios during the latter half of the year. Average equity VaR decreased mainly due to the sale of residual positions from underwriting activities in the first half of the year. The decrease was partially offset by a decrease in diversification from 41% to 34%, which is driven by the overall reduction of risk.

Internal Models-Based Approach VaR by major risk category Year ended October 31, 2011 (C$ millions)


Nov-10
Jan-11
Mar-11
May-11
Aug-11
Oct-11
Daily interest rate VaR
Daily commodities VaR
Daily foreign exchange VaR
Daily equity VaR
Daily credit specific risk VaR

Trading revenue and VaR (1) (C$ millions)


179
-83
Daily Trading Revenue
Global trading VaR (Internal Models-Based Approach)
Global trading VaR (Management)

(1) Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

Trading revenue for the year ended October 31, 2011 (teb)



Frequency in Number of Days
Daily net trading revenue (C$ millions), excluding VIEs

Trading revenue

Trading revenue includes all positions included in internal models VaR as well as those under the standardized approach regulatory capital treatment. Also included in trading revenue are gains and losses associated with changes in our credit valuation adjustment for derivatives. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

2011 vs. 2010

During the year, there were 48 days with net trading losses, compared to 30 days in 2010. The largest loss occurred on November 30, 2010, totalling $83 million. This loss was primarily due to a month-end credit valuation adjustment on our exposure to MBIA. On December 31, 2010, a legal settlement was concluded regarding the termination of the direct monoline insurance protection provided by MBIA. Revenue related to this settlement was recognized on January 7, 2011. The second largest loss took place on August 8, 2011, which was largely driven by market volatility as a result of the lowering of the U.S. long-term sovereign credit rating by Standard & Poor's. The increased volatility in daily trading revenue during the latter half of the year, particularly in the early part of the fourth quarter and stabilizing in the remainder, was due to market concerns relating to the European sovereign debt crisis and the downgrade of the U.S. credit rating.

Non-trading market risk (Asset/liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.

Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve the target level. The key sources of interest rate risk include exposures due to maturity and re-pricing characteristics of bank loans, investments, liabilities, derivatives, off-balance sheet items, as well as embedded options such as interest rate caps and floors, and prepayment options in products.

For additional information regarding interest rate risk and the use of derivatives in asset and liability management, refer to the Off-balance sheet arrangements section and Notes 7 and 26 to our 2011 Annual Consolidated Financial Statements.

Risk measurement

We continually evaluate opportunities to adopt leading practices in instrument valuation, econometric modelling and hedging techniques. Assessment of our practices ranges from the evaluation of traditional asset/liability management processes to application of recent developments in quantitative methods. Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is one of the tools utilized for risk management. It provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve. The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments.

We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.

As part of our monitoring process, the effectiveness of our interest rate risk mitigation activity is assessed on value and earnings bases, and model assumptions are validated against actual client behaviour.

Risk control

The Asset Liability Committee (ALCO) provides oversight over non-trading market risk policies, limits, and operating standards. Interest rate risk reports are reviewed regularly by ALCO, GRC, the Risk Committee of the Board and the Board of Directors. The structural interest rate risk policy defines the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on immediate and sustained ±100 basis points (bps) parallel shifts of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 3.75% of shareholder's equity. Interest rate risk limits are reviewed and approved annually by the Board of Directors.

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. Over the course of 2011, our interest rate risk exposure was well within our target level.

Market risk measures – Non-trading banking activities * — Table 54

	2011						2010		2009	
	Economic value of equity risk			Net interest income risk (2)						
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk
Before-tax impact of:										
100bp increase in rates	$ (486)	$ 32	$(454)	$ 254	$ 53	$ 307	$ (484)	$ 93	$ (230)	$ 339
100bp decrease in rates	448	(36)	412	(136)	(25)	(161)	425	(98)	214	(112)
Before-tax impact of:										
200bp increase in rates	(976)	51	(925)	562	146	708	(1,003)	232	(487)	619
200bp decrease in rates	619	(4)	615	(160)	(29)	(189)	735	(95)	323	(169)

* This table represents an integral part of our 2011 Annual Consolidated Financial Statements.
(1) Represents the impact on the non-trading portfolios held in our U.S. banking operations, including both continuing and discontinued operations.
(2) Represents the 12-month net interest income exposure to an instantaneous and sustained shift in interest rates.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar due to our level of operations in the U.S., and other activities conducted in U.S. dollars. We are also exposed to the British pound and the Euro due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For un-hedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders' equity through the cumulative translation account and decreases the translated value of the RWA of the foreign currency-denominated operations. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2010.

Liquidity and funding management

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet our commitments as they come due.

Our liquidity position is established to satisfy our current and prospective commitments while also contributing, in conjunction with our capital position, to our safety and soundness in times of stress. To achieve these goals, we operate under a comprehensive liquidity management framework and employ key liquidity risk mitigation strategies that include the maintenance of:

- An appropriate balance between the level of risk we undertake and the cost of its mitigation that takes into account the potential impact of extreme but plausible events.
- Broad funding access, including preserving and promoting a reliable base of core client deposits, continual access to diversified sources of wholesale funding and demonstrated capacities to monetize specific asset classes.
- A comprehensive enterprise-wide liquidity contingency plan that is supported by an earmarked pool of unencumbered marketable securities that provide assured access to cash in a crisis.
- Appropriate and transparent liquidity transfer pricing and cost allocation.

Our liquidity management policies, practices and processes reinforce these risk mitigation strategies. In managing liquidity risk, we favour a centralized management approach but various considerations outlined in this section influence the extent to which this can be pursued.

Risk measurement

A variety of limit-based measures and metrics have been established to monitor and control risk within appropriate tolerances using a variety of time horizons and severity of stress levels. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices. We measure and manage our liquidity position from three risk perspectives as follows:

Structural (longer-term) liquidity risk
We use cash capital and other structural metrics, which focus on mismatches in effective maturity between all assets and liabilities, to measure and control balance sheet risk and to assist in the determination of our term funding strategy. Stressed conditions are considered, including a protracted loss of unsecured wholesale deposits that fund illiquid assets.

Tactical (shorter-term) liquidity risk
We apply net cash flow limits in Canadian dollar and foreign currencies for key short-term time horizons (overnight to nine weeks) under various stages of stress and assign a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities to measure our shorter-term liquidity exposures. Net cash flow positions reflect known and anticipated cash flows for all material unencumbered assets, liabilities and off-balance sheet activities. Pledged assets are not considered a source of available liquidity. We also control this risk by adhering to various prescribed regulatory standards.

Contingency liquidity risk
Contingency liquidity risk management assesses the impact of and our intended responses to sudden stressful events. Our liquidity contingency plan, maintained and administered by Corporate Treasury, guides our actions and responses to liquidity crises. The Liquidity Crisis Team, consisting of senior representatives with relevant subject matter expertise from key business segments and Corporate Support, contributes to the development of stress tests and funding plans and meets regularly to assess our liquidity status, conduct stress tests and review liquidity contingency preparedness.

Our stress testing exercises, which include elements of scenario and sensitivity testing, are based on models that measure our potential exposure to global, country-specific or RBC-specific events (or a combination thereof), consider both historical and hypothetical events and cover a nine week period consistent with our key tactical liquidity risk measure and our view of the most critical time span for such events. Different levels of severity are considered for each type of crisis. Key tests are run monthly, while others are run quarterly. The frequency of review is determined by considering a combination of likelihood and impact. After reviewing test results, the liquidity contingency plan and other liquidity and funding risk management practices and limits may be modified. The risk of more prolonged crises is addressed through our measures of structural liquidity risk that assume a stressed environment.

Our liquid assets are primarily a diversified pool of highly rated and liquid marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (such as deposit erosion, loan drawdowns and higher collateral demands), that have been sized through models we have developed or by the scenario analyses and stress tests we conduct periodically. These portfolios are subject to minimum asset levels and strict eligibility guidelines to maximize ready access to cash in emergencies, including their eligibility for central bank advances.

Risk control
The Board of Directors annually approves delegation of liquidity risk authorities to senior management. The Risk Committee of the Board annually approves the liquidity management framework and is responsible for its oversight. The Board of Directors and the Risk Committee also review, on a regular basis, reporting on our enterprise-wide liquidity position and status. Group Risk Committee (GRC) and ALCO share management oversight responsibility and review all liquidity documents prepared for the Board of Directors or its committees. ALCO annually approves the liquidity management framework's key supporting documents and provides strategic direction and primary management oversight to Corporate Treasury, other functions and business platforms in the area of liquidity risk management. To maximize funding and operational efficiencies, we monitor and manage our liquidity position on a consolidated basis and for key units while considering market, legal, regulatory, tax, operational and any other applicable restrictions. This includes analyzing our ability to lend or borrow funds between branches and subsidiaries, and convert funds between currencies.

Policies
Our principal liquidity policies define risk tolerance parameters. They authorize senior management committees or Corporate Treasury to approve more detailed policies and limits that govern management, measurement and reporting requirements for specific businesses and products.

Authorities and limits
Limits for our structural liquidity risk positions are approved at least annually and monitored regularly. Net cash flow limits are approved at least annually. Depending on the significance of each reporting entity, net cash flow limits are monitored daily or weekly by major currency, branches, subsidiaries and geographic locations. Any potential exceptions to established limits are reported immediately to Corporate Treasury, who provides or arranges for approval after reviewing remedial action plans.

The liquidity factors for cash flow assets and liabilities under varying conditions are reviewed periodically by Corporate Treasury in concert with GRM and the business segments to determine if they remain valid or changes to assumptions and limits are required. Through this process, we ensure that a close link is maintained between the management of liquidity and funding risk, market liquidity risk and credit risk, including GRM approval of credit lines between entities. In response to our experience during the volatile markets of the past four years, we have modified the liquidity treatment of certain asset classes to reflect that market liquidity for these products has significantly changed. Where required, limits have been reduced in consideration of the results of updated stress tests. In 2010, OSFI introduced a regulatory enterprise liquidity metric, for which we submit a formal compliance report on a weekly basis.

Funding
Funding strategy
Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position. Our wholesale funding activities are well diversified by geographic origin, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions. We operate longer-term debt issuance programs in Canada, the U.S., Europe, Australia and Japan. Expansion into new markets and untapped investor segments is constantly evaluated against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. Maintaining competitive credit ratings is also critical to cost-effective funding.

Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. For a discussion on the potential impact of a downgrade on certain derivative instruments, see Note 31, Reconciliation of the application of Canadian and United States generally accepted accounting principles – Fair value of derivatives by major types of products.

On December 13, 2010, Moody's revised our senior long-term debt rating to Aa1 from Aaa and our outlook from negative to stable. On October 6, 2011, S&P revised our rating outlook from positive to stable, citing the current economic and market uncertainty. We view these as minor rating changes that do not have a material impact on our liquidity and funding access or liability composition. Otherwise, our ratings and outlooks remain unchanged from December 2, 2010.

The following table presents our major credit ratings and outlook as at December 1, 2011:

Credit ratings* **Table 55**

	As at December 1, 2011 (1)		
	Short-term debt	Senior long-term debt	Outlook
Moody's	P-1	Aa1	stable
Standard & Poor's	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

* This table represents an integral part of our 2011 Annual Consolidated Financial Statements.
(1) Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Deposit profile
Our personal deposit franchise constitutes our principal source of reliable funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most conceivable environments as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and extensive and, at times, exclusive relationships with us. Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year have increased by 7% during the year and represent 63% of our total deposits, unchanged from last year.

Term funding sources* **Table 56**

(C$ millions)	2011	2010	2009
Long-term funding outstanding	$71,080	$61,069	$ 58,371
Total mortgage-backed securities sold	30,775	28,238	28,815
Commercial mortgage-backed securities sold	1,531	1,705	1,916
Credit card receivables financed through notes issued by a securitization special purpose entity	3,753	2,850	2,913

* This table represents an integral part of our 2011 Annual Consolidated Financial Statements.

During 2011, we continued to expand our long-term funding base by selectively issuing, either directly or through our subsidiaries, $36.5 billion of senior deposit notes in various currencies and markets. Total long-term funding outstanding increased by $10 billion. Outstanding senior debt containing ratings triggers, which would accelerate repayment, constitutes a very small proportion of our overall outstanding debt of $71 billion.

Other liquidity and funding sources
We use residential mortgage and credit card receivable-backed securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. We hold retained interests in our residential mortgage and credit card securitization programs. Our total outstanding mortgage backed securities sold increased year over year by $2.5 billion. Our credit card receivables, which are financed through notes issued by a securitization special purpose entity increased year over year by $903 million. For further details, refer to the Off-balance sheet arrangements section and Note 5 to our 2011 Annual Consolidated Financial Statements.

Impact of global market developments on liquidity management
During 2011, we continued to experience more favourable wholesale funding access and pricing compared to global peers. We accelerated the timing of our longer-term issuance plans completing most of our planned issuance during the first half of 2011 when better market conditions prevailed. The increase in our spreads during the second half of 2011 was relatively modest compared to most global peers and had a limited impact on our annual plan given our issuances earlier in the year. We also continued to focus on aggressively building our core deposit base in Canada.

Prospective regulatory reforms (Basel III) were confirmed during the year, by the Basel Committee on Banking Supervision (BCBS). Guidelines for liquidity risk include two new regulatory measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) scheduled for implementation between 2015 and 2018. We currently monitor LCR and NSFR for internal and regulatory reporting purposes.

We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Liquidity and funding risk remain well within our risk appetite.

Our liquidity and funding risk objectives, policies and methodologies have not changed materially from 2010. However, certain limits and risk practices have been modified as a result of market conditions and to align with local regulatory developments and to position ourselves for the prospective Basel III regulatory liquidity standards.

Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments.

Contractual Obligations* Table 57

	2011					2010	2009
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$14,580	$19,554	$18,897	$ 9,771	$62,802	$53,888	$ 51,956
Covered bonds	212	2,914	3,270	3,583	9,979	8,456	5,740
Subordinated debentures	130	–	249	7,500	7,879	6,789	6,564
Obligations under leases (2)	638	979	640	1,027	3,284	3,183	3,199
	$15,560	$23,447	$23,056	$21,881	$83,944	$72,316	$ 67,459

* This table represents an integral part of our 2011 Annual Consolidated Financial Statements.
(1) The amounts presented above exclude accrued interest except for the category "Within 1 year."
(2) Substantially all of our lease commitments are operating.

Operational risk

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, regulatory censure, or failure in the management of other risks such as credit or market risk.

An Operational Risk Framework which is founded on the principles of our Enterprise Risk Management Framework and sets out the elements that support these principles with respect to management of operational risk is in place. This framework is dynamic, articulating our strategy regarding management, measurement and reporting of operational risk. This encompasses the practices, requirements, roles and responsibilities for a fully comprehensive, coordinated enterprise-wide approach for the management of operational risk.

Operational risk is difficult to measure in a complete and precise manner, given that exposure to operational risk is often implicit, bundled with other risks, or otherwise not taken on intentionally. In the banking industry, measurement tools and methodologies continue to evolve. The two options available to us under Basel II are the Advanced Measurement Approach (AMA) and the Standardized Approach. We continued to adopt the Standardized Approach for operational risk and expect to implement the Advanced Measurement Approach in 2013.

Operational risk is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, privacy, outsourcing, and business disruption, as well as people and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of Operational risk. These programs are (i) Risk and control assessment and monitoring, (ii) Operational event data collection and analysis, (iii) Industry loss analysis, (iv) Scenario analysis and (v) Key risk indicators.

Legal and regulatory compliance risk

Legal and regulatory compliance risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to comply with or a failure to adapt to current and changing regulations, law, industry codes or rules, regulatory expectations, or ethical standards.

Laws and regulations are in place to protect the financial and other interests of our clients, investors and the public. Changes to laws, including tax laws, regulations or regulatory policies, as well as the changes in how they are interpreted, implemented or enforced, could adversely affect us, for example by lowering barriers to entry in the businesses in which we operate or increasing our costs of compliance. Further, there is no assurance that we always will be or will be deemed to be in compliance with laws, regulations or regulatory policies. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages, and other costs or injunctions or loss of licenses or registrations that would damage our reputation and negatively impact our earnings. In addition, we are subject to litigation arising in the ordinary course of our business and the adverse resolution of any litigation could have a material adverse effect on our results or could give rise to significant reputational damage, which in turn could impact our future business prospects.

Compliance has developed a comprehensive regulatory compliance management (RCM) framework that is consistent with regulatory guidance from OSFI and other regulators. The framework is designed to promote the proactive, risk-based management of regulatory compliance risk. It applies to all of our businesses and operations, legal entities and employees globally, and confirms the shared accountability of all our employees for ensuring we maintain robust and effective controls for mitigating regulatory compliance risk. Within the RCM framework there are five elements that form a cycle by which all regulatory compliance risk management programs are developed, implemented and maintained. The first element ensures our regulatory compliance programs evolve alongside our business activities and operations. The second element ensures regulatory compliance risks are identified and assessed appropriately so regulatory compliance programs are designed in a manner to most effectively meet regulatory requirements. The third element relates to the design and implementation of specific controls. The fourth element ensures appropriate monitoring and oversight of the effectiveness of the controls. Lastly, the fifth element ensures the timely escalation and resolution of issues, and clear and transparent reporting. This is a critical step in enabling senior management and the Board of Directors to effectively perform their management and oversight responsibilities.

We have a strong ethical and compliance culture grounded in our Code of Conduct which broadly addresses a variety of ethical and legal concerns that face our employees on a day-to-day basis. We regularly review and update the Code to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm their understanding of and commitment to comply with the Code of Conduct at least every two years, and employees in certain key roles, such as Group Executive and others in financial oversight roles, must do so annually.

Our Code of Conduct is supported by a number of global and regional compliance policies, training programs, online tools, job aids, and new employee orientation materials. We also have several other core ethics and compliance courses that apply enterprise wide or to a significant number of businesses globally including anti-money laundering and anti-terrorist financing, anti-bribery and anti-corruption, and privacy and information risk management.

Insurance risk

Insurance risk refers to the potential financial loss that may arise where the amount, timing and/or frequency of benefit payments under insurance contracts exceeds that expected. Insurance risk does not include other risks covered by other parts of our risk management framework (e.g., credit, market and operational risk) where those risks are ancillary to the risk transfer.

An Insurance Risk Framework that provides an overview of our program for identifying, managing, and reporting on the insurance risks that face the organization is in place. Insurance risk is managed through our infrastructure, systems, controls, and monitoring. Specific risk management policies, methodologies, and programs have been developed to support the management of risk including: delegated risk approval authorities and limits, and a product risk review and approval process, and experience study analysis.

Reputation risk

Reputation risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

Reputation risk can arise from a number of events and primarily occurs in connection with credit risk, regulatory, legal and operational risks. Operational failures and non-compliance with laws and regulations can have a significant reputational impact on us.

A Reputation risk framework which provides an overview of our approach to the management of this risk is in place. It focuses on our organizational responsibilities, and controls in place to mitigate reputation risks.

The following principles guide our management of reputation risk:

- We must operate with integrity at all times in order to sustain a strong and positive reputation.
- Protecting our reputation is the responsibility of all our employees, including senior management and extends to all members of the Board of Directors.

Strategic risk

Strategic risk is the risk that the enterprise or particular business areas will make inappropriate strategic choices, or will be unable to successfully implement selected strategies or related plans and decisions.

Responsibility for selecting and successfully implementing business strategies is mandated to the individual heads of the businesses. Oversight of strategic risk is the responsibility of the heads of the business segments, the Enterprise Strategy Office, Group Executive, and the Board of Directors. Management of strategic risk is supported by the Enterprise Strategy Group through the use of an enterprise strategy framework that synthesizes business portfolio strategies with the enterprise vision.

Overview of other risks

In addition to the risks described in the Risk Management section, there are other risk factors, described below, which may adversely affect our businesses and financial results. In this section, we have also included our assessment of certain regulatory reform initiatives that relate to financial institutions and have been proposed in the wake of the global financial crisis, as their outcome may have an impact on our businesses. The following discussion is not exhaustive as other factors could also adversely affect our results.

General business and economic conditions

Our earnings are significantly affected by the general business and economic conditions in the geographic regions in which we operate. These conditions include consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, the level of activity and volatility of the capital markets and inflation. For example, an economic downturn may result in high unemployment and lower family income, corporate earnings, business investment and consumer spending, and could adversely affect the demand for our loan and other products and result in higher provision for credit losses. Given the importance of our Canadian operations, an economic downturn in Canada or in the U.S. impacting Canada would largely affect our personal and business lending activities in Canadian Banking, and could significantly impact our results of operations

Our earnings are also sensitive to changes in interest rates. A continued low interest rate environment in Canada, the U.S. and globally would result in net interest income being unfavourably impacted by spread compression largely in Canadian Banking and Wealth Management. While an increase in interest rates would benefit our businesses that are currently impacted by spread compression, a significant increase in interest rates could also adversely impact household balance sheets. This could result in credit deterioration which might negatively impact our financial results, particularly in some of our Canadian Banking businesses. For further details on economic and market factors which may impact our financial performance, refer to the Canadian Banking and Wealth Management section.

Our European and U.S. trading businesses within Capital Markets have been negatively impacted by global capital markets which remain challenged by heightened concerns over the European sovereign debt crisis resulting in significantly lower client volumes and trading volatility. In Wealth Management, weaker investor confidence and market conditions have led to lower average fee-based client assets and transaction volumes. A worsening of financial and credit market conditions, may adversely affect our ability to access capital markets on favourable terms and could negatively affect our liquidity, resulting in increased funding costs and lower transaction volumes in our Capital Markets business. For further details on economic and market factors which may impact our financial performance, refer to the Wealth Management and Capital Markets section.

Changes in accounting standards and accounting policies and estimates
We adopted IFRS on November 1, 2011. For further details on our adoption of IFRS, including the impact on our capital position, refer to the Accounting and control matters section.

From time to time, the International Accounting Standards Board may change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to anticipate and can materially impact how we record and report our financial condition and results of operations. In some instances, we may be required to retroactively apply a new or revised standard that results in our restating prior period financial statements.

Government fiscal, monetary and other policies
Our businesses and earnings are affected by the fiscal, monetary or other policies that are adopted by the Bank of Canada and various other Canadian regulatory authorities, the Board of Governors of the Federal Reserve System in the U.S. and other U.S. government authorities, as well as those adopted by international regulatory authorities and agencies, in jurisdictions in which we operate. As well, such policies can adversely affect our clients and counterparties in Canada, the United States and internationally, which may increase the risk of default by such clients and counterparties.

Regulatory Developments
The following discussion relating to regulatory developments is not exhaustive and other developments, including in relation to the regulations to be issued under *Dodd-Frank Wall Street Reform and Consumer Protection Act* (Dodd-Frank) in the U.S. could also affect our results.

Basel Committee on Banking Supervision (BCBS) global standards for capital and liquidity reform (Basel III)
In response to the global financial crisis, the BCBS has been reviewing standards for capital and liquidity. The Basel Committee's aim is to improve the banking sector's ability to absorb shocks from financial and economic stress through more stringent capital requirements and new liquidity standards. Banks around the world are preparing to implement the new standards (commonly referred to as Basel III) in accordance with prescribed timelines.

BCBS guidelines for capital include new minimum requirements for common equity, increased capital requirements for counterparty credit exposures, the introduction of a global leverage ratio and measures to promote the build up of capital that can be drawn down in periods of stress.

We currently monitor our Basel III capital ratios and are well positioned to meet the regulatory requirements when the Basel III rules are implemented commencing in 2013. OSFI expects deposit taking institutions to meet the minimum 2019 Basel III capital requirements early in the transition period. We are well capitalized by global standards, our capital position is strengthening and based on our current interpretations we already meet the 2013 Basel III requirements.

We continue to modify our risk practices to align with applicable regulatory developments in the jurisdictions in which we operate and to position ourselves for the prospective Basel III regulatory liquidity standards planned for implementation between 2015 and 2018.

The Payments System in Canada
In Canada, an independent task force appointed by the Federal government is reviewing Canada's payments system. The Task Force has a broad mandate to address a wide range of issues such as efficiency, competition, safety and security, innovation, privacy, legislative/regulatory framework, and whether the interests of Canadians are being met. As will be the case for other Canadian financial institutions, the eventual outcome of the Task Force's recommendations could alter the way in which we process payment transactions on behalf of consumers. This carries implications for the use of technology, degree of regulatory oversight, and our interactions with global payment systems.

In addition, challenges to payment network rules before the Competition Tribunal, class actions in British Columbia and Ontario regarding the setting of interchange, and class actions in Quebec regarding the application of Quebec's *Consumer Protection Act* to certain credit card practices, also have the potential to negatively impact the business practices and revenues of Canadian financial institutions, and could have an adverse impact on our financial performance.

Over-the-Counter Derivatives Reform
Over-the-counter derivatives markets, globally, are facing profound changes in the capital regimes, national regulatory frameworks and market infrastructures in which they operate. Similar to the other Canadian banks' wholesale banking businesses, the impact of these changes on Capital Markets' client and trading related derivatives revenues is uncertain.

We are monitoring international developments and proposed reforms, and will take action to mitigate any impact on our business. The changes may result in significant systems changes, less flexible trading options, higher capital requirements, more onerous regulatory requirements and with some potential benefits as a result of reduced risk through central counterparty clearing.

Consumer Protection Measures
There is increased focus by regulators globally to enhance consumer protection measures. This includes such things as increasing disclosure requirements and regulating fees and pricing. In Canada, changes to negative options billing, mortgage pre-payment penalties, four day cheque holds, and current dispute resolution processes, along with expanded powers for the Financial Consumer Agency of Canada, were introduced as part of the 2010 Federal Budget. Further changes have been proposed to regulations for mortgage insurance, the Electronic Transaction Code, rules relating to insurance on bank websites, and electronic documents regulations. In addition, the 2011 Federal Budget included announcements about new rules for prepaid cards and for unsolicited credit card cheques. As will be the case for all of the Canadian banks, these and other developments are likely to impact current practices in Canadian Banking and Insurance, including disclosure, documentation, process and system changes.

In the U.S., various consumer protection measures were introduced as part of Dodd-Frank. Following the sale of RBC Bank (USA) in March 2012 the consumer protection reforms under *Dodd-Frank* as currently drafted are expected to have minimal impact on our remaining U.S. banking activities. Prior to this sale, we do not anticipate the impact of the *Dodd-Frank* consumer protection reforms to be material to our financial results.

Dodd-Frank – Volcker rule
U.S. federal financial regulators recently proposed, for public comment, regulations to implement Dodd Frank's Volcker Rule prohibition on proprietary trading and hedge or private equity fund investments by banking entities. The proposed regulations, which also include conditions for engaging in certain "permitted" trading activities, would apply to our Capital Markets activities. The proposed regulations would also require banking entities to adopt a compliance regime designed to monitor trading activities and generate data for recordkeeping and reporting purposes. The proposed regulations are complex and many aspects of the Volcker Rule remain unclear.

We are continuing to analyze our trading activities, compliance and risk management programs, with a view to ensuring that we can comply with whatever final regulations may be adopted. Because implementation rules have not been finalized, we are unable to determine the extent to which our capital markets activities, including activities outside of the United States will be impacted by the Volcker Rule's prohibition on proprietary trading and hedge or private equity fund investments and which activities may be deemed to be permitted activities in their current form, which may be permitted to continue if conducted by different entities, in different locations or in a different manner, and which, if any, may not be permitted to continue. Depending on the manner in which the Volcker Rule is ultimately implemented, these prohibitions may have an adverse impact on our results of operations.

Regulatory Reform in the U.K.
The regulatory framework in the United Kingdom and Europe is going through significant reform and reorganization which may impact regulated entities. Consideration is also being given to the findings of the Independent Commission on Banking (ICB) which most significantly proposed the separation of retail banking from investment banking. The ICB's recommendations do not come into force until 2019. The financial industry is currently reviewing and seeking clarification on the ICB's proposals to fully understand their potential impact.

Given the relatively small size of our U.K. retail banking operations, these changes are not expected to materially impact our global operations or financial results and may lead to some potential benefits for us as U.K. banks restructure and retrench from the investment banking business.

Level of competition
The competition for clients among financial services companies in the markets in which we operate is intense. Client loyalty and retention can be influenced by a number of factors, including new technology used or services offered by our competitors, relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Other financial services companies, such as insurance companies and non-financial companies, are increasingly offering services traditionally provided by banks. Such competition could also reduce net interest income, fee revenue and adversely affect our earnings.

Ability to attract and to retain employees
Competition for qualified employees is intense within the financial services industry and from non-financial industries looking to recruit. Although our goal is to retain and attract qualified employees, there is no assurance that we will be able to do so.

Accuracy and completeness of information on clients and counterparties
When deciding to extend credit or enter into other transactions with clients and counterparties, we may rely on information provided by or on behalf of clients and counterparties, including audited financial statements and other financial information. We also may rely on representations of clients and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to clients and counterparties on whom we rely do not comply with GAAP or are materially misleading.

Development and integration of our distribution networks
Although we regularly explore opportunities to expand our distribution networks, either through acquisitions or organically by adding, for example, new bank branches, insurance offices, online savings accounts and ATMs in high-growth, receptive markets in Canada, the U.S. and internationally, if we are not able to develop or integrate these distribution networks effectively, our results of operations and financial condition may be negatively affected.

Environmental risk
Environmental risk is the risk of loss to financial, operational or reputational value resulting from the impact of environmental issues. Environmental risk arises from our business activities and our operations. For example, the environmental issues associated with our clients' purchase and sale of contaminated property or development of large-scale projects may give rise to credit and reputation risk. Operational and legal risks may arise from environmental issues at our branches, offices or data processing centers.

Corporate Environmental Affairs (CEA) sets enterprise-wide policy requirements for the identification, assessment, control, monitoring and reporting of environmental risk. Oversight is provided by GE and the CG&PPC of the Board of Directors. Business segments and Corporate Functions are responsible for incorporating environmental risk management requirements and controls within their operations. The CEA Group also provides advisory services and support to business segments on the management of specific environmental risks in business transactions.

Periodically, we verify that our environmental risk management policies and processes are operating as intended. On an annual basis, and more frequently as required, environmental risk management activities, issues, and trends are reported to GE and to the CG&PPC of the Board of Directors. Failure to adequately manage environmental risk could adversely impact our results and/or significantly impact our reputation.

We report on the full extent of environmental management annually in the Corporate Responsibility Report and Public Accountability Statements.

Other factors
Other factors that may affect actual results include changes in government trade policy, the timely and successful development of new products and services, our ability to cross-sell more products to customers, technological changes and our reliance on third parties to provide components of our business infrastructure, the failure of third parties to comply with their obligations to us and our affiliates as such obligations relate to the handling of personal information, fraud by internal or external parties, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.

We caution that the foregoing discussion of risk factors, many of which are beyond our control, is not exhaustive and other factors could also adversely affect our results. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision and strategic goals, the Economic, market and regulatory review and outlook for the Canadian, U.S. and European economies, the outlook and priorities for each of our business segments and in our Liquidity and funding risk section. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other industry- and bank-specific factors that may adversely affect our future results and the market valuation placed on our common shares. Unless required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Capital management

We actively manage our capital to maintain strong capital ratios and high ratings while providing high returns to our shareholders. We consider the requirements of regulators, rating agencies, depositors and shareholders, our business plans, peer comparisons and our internal capital ratio targets. Our goal is to optimize our capital usage and structure, and provide support for our business segments and clients and better returns for our shareholders, while protecting depositors and senior creditors.

Capital management framework
Our capital management framework provides the policies and processes for defining, measuring, raising and investing all types of capital in a co-ordinated and consistent manner. We manage and monitor capital from several perspectives, including regulatory capital, economic capital and subsidiary capital.

Within our capital management framework, we have an internal capital adequacy assessment process (ICAAP) that sets internal capital targets and defines strategies for achieving those targets consistent with our Risk Appetite, business plans and operating environment.

As part of this process, we have implemented a program of enterprise-wide stress testing to evaluate the income and capital (economic and regulatory) impacts of several potential stress events. This exercise involves various teams, including GRM, Corporate Treasury, Finance and Economics. Results are a key input into our capital planning process and are used in setting appropriate internal capital targets.

The Board of Directors is responsible for ultimate oversight of capital management, including the annual review and approval of our Capital Plan and ICAAP. The Audit Committee is responsible for the governance of capital management, which includes: approval of capital management policies, regular review of our capital position and management processes, approval of ICAAP, and ongoing review of internal controls over financial reporting.

The ALCO and GE share management oversight responsibility for capital management and receive regular reports detailing compliance with established limits and guidelines.

Basel II

The top corporate entity to which Basel II applies at the consolidated level is Royal Bank of Canada.

Under Basel II, banks select from among alternative approaches to calculate their minimum regulatory capital required to underpin credit, market and operational risks.

Effective November 1, 2007, we adopted the Basel II Advanced Internal Ratings Based (AIRB) approach to calculate credit risk capital for consolidated regulatory reporting purposes.

While the majority of our credit risk exposures are reported under the Basel II AIRB Approach for regulatory capital purposes, certain portfolios considered non-material from a consolidated perspective continue to use the Basel II Standardized Approach for credit risk (for example, our Caribbean Banking operations). In addition, the Basel II Standardized Approach will continue to be used for specific portfolios for RBC Bank (USA) until the announced sale is closed, which is expected in March 2012 and RBC Dexia IS, of which we have a 50% ownership interest, until it is required (pursuant to IFRS) to move to an equity basis for joint venture reporting effective the first quarter of 2014.

We continue to use the Standardized Approach for consolidated regulatory reporting of capital for operational risk.

For consolidated regulatory reporting of market risk capital, we use both Internal Model and Standardized Approaches.

The following provides a discussion on our regulatory capital, risk-weighted assets (RWA) and capital ratios on a consolidated basis.

Regulatory capital, risk-weighted assets and capital ratios — **Table 58**

As at October 31 (C$ millions, except percentage and multiple amounts)	2011	2010
Capital		
Tier 1 capital	$ 35,713	$ 33,972
Total capital	41,021	37,625
Risk-weighted assets		
Credit risk	$205,182	$ 197,195
Market risk	21,346	24,828
Operational risk	40,283	38,433
Transitional Adjustment prescribed by OSFI (1)	969	–
Total risk-weighted assets	$267,780	$ 260,456
Capital ratios and multiples		
Tier 1 capital ratio	13.3%	13.0%
Total capital ratio	15.3%	14.4%
Assets-to-capital multiple	16.1X	16.5X
Tier 1 common ratio (2)	10.6%	9.8%

(1) Transitional adjustment as prescribed by the OSFI Capital Adequacy Requirements guideline Section 1.7.

(2) Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measure section.

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the highest quality capital and is a core measure of a bank's financial strength. It consists of more permanent components of capital, is free of mandatory fixed charges against earnings and has a subordinate legal position to the rights of depositors and other creditors of the financial institution. Tier 2 capital is composed of supplementary capital instruments that contribute to the overall strength of a financial institution as a going concern. Total capital is defined as the sum of these two tiers. The components of Tier 1 and Tier 2 capital are listed in Table 59. For further details on the terms and conditions of the various capital components, refer to the Selected share data section and Notes 16, 17 and 18 to our 2011 Annual Consolidated Financial Statements.

Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by RWA. OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are Tier 1 capital ratio greater than or equal to 7% and a Total capital ratio of greater than or equal to 10%. Canadian banks are also required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI.

Commencing in the first quarter of fiscal 2012, OSFI will implement changes to the trading book capital rules as outlined in the BCBS, "*Revisions of the Basel II market risk framework* (July 2009)" and changes to capital requirements for securitization transactions as outlined in the BCBS "*Enhancements to the Basel II framework* (July 2009)". The capital impact of these changes, commonly referred to as Basel 2.5, are dependent upon calculation factors to be prescribed by OSFI.

Also effective in the first quarter of fiscal 2012 is the application of the Basel II 50% Tier 1 and 50% Tier 2 capital deduction for investments in insurance entities held since prior to January 1, 2007. As a Basel II transition measure, OSFI delayed the implementation of this rule change until fiscal 2012 and allowed banks to deduct investments in insurance from Tier 2 capital only. The implementation of this change will reduce our Tier 1 capital with no impact to Total capital.

As required by OSFI, we will implement the Basel III capital rules commencing in the first quarter of 2013. For further details, refer to the Overview of other risks section.

Capital — **Table 59**

As at October 31 (C$ millions)	2011	2010
Tier 1 common and Tier 1 regulatory capital		
Common shares	$ 13,977	13,287
Contributed surplus	212	236
Retained earnings	24,282	22,706
Net after tax fair value losses arising from changes in institutions' own credit risk	(47)	(17)
Foreign currency translation adjustments	(1,663)	(1,685)
Net after-tax unrealized loss on available-for-sale equity securities	–	–
Goodwill	(7,703)	(8,064)
Substantial investments	(101)	(101)
Securitization-related deductions	(517)	(810)
Investment in insurance subsidiaries	(67)	(29)
Expected loss in excess of allowance - AIRB Approach	(72)	(39)
Other	(10)	–
Total Tier 1 common	28,291	25,484
Non-cumulative preferred shares	4,810	4,810
Innovative Capital Instruments	2,582	3,327
Other non-controlling interests in subsidiaries	30	351
Total Tier 1 regulatory capital	35,713	33,972
Tier 2 regulatory capital		
Permanent subordinated debentures	837	863
Non-permanent subordinated debentures (1)	6,832	5,778
Innovative Capital Instruments (excess over 15% of Tier 1)	–	–
Excess of non-cumulative preferred shares	–	–
Net after-tax unrealized gain on available-for-sale equity securities	11	12
Trust subordinated notes	1,027	1,023
General allowance	430	517
Excess Allowance (re IRB Approach)	–	–
Substantial investments	(101)	(101)
Investment in insurance subsidiaries	(3,154)	(3,607)
Securitization-related deductions	(490)	(792)
Expected loss in excess of allowance - AIRB approach	(72)	(39)
Other	(12)	(1)
Total Tier 2 regulatory capital	$ 5,308	$ 3,653
Total regulatory capital	$ 41,021	$ 37,625

(1) Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included at their amortized value.

Tier 1 capital ratio (1)


15%
12%
9%
6%
3%
0%
13.3%
13.0%
13.0%
9.0%
9.4%
2011
2010
2009
2008
2007
Basel II
Basel I

(1) Basel I and Basel II Tier 1 capital ratios are not directly comparable.

Our capital position remained strong throughout the year primarily through internal capital generation. Our capital ratios remain well above OSFI regulatory capital targets.

As at October 31, 2011, our Tier 1 capital ratio was 13.3% and our Total capital ratio was 15.3%.

Our Tier 1 capital ratio was up 30 bps from last year largely due to internal capital generation, common share issuance through our dividend reinvestment and employee savings and share ownership plans, the exercise of stock options and a lower capital deduction for securitization exposures resulting from the sale of investment securities. These items were partially offset by higher RWA and the redemption of innovative capital instruments in the current year.

Our Total capital ratio was up 90 bps due to the factors noted above, as well as the net issuance of subordinated debentures and a lower capital deduction for Insurance resulting from the sale of Liberty Life.

As at October 31, 2011, our assets-to-capital multiple was 16.1 times compared to 16.5 times a year ago due to higher capital, partially offset by higher gross adjusted assets. Our assets-to-capital multiple remains below the maximum level prescribed by OSFI.

Risk-weighted assets (RWA)

Under Basel II, OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and, where they have significant trading activity, market risk. RWA is calculated for each of these risk types and added together to determine total RWA. Moreover, as a Basel II transitional arrangement, OSFI requires the minimum risk-based capital to be no less than 90% of the capital requirements as calculated under the Basel I standards. If the capital requirement is less than 90%, a transitional adjustment to RWA must be applied as prescribed by OSFI Capital Adequacy Requirements.

During the year, RWA increased by $7.3 billion or 3%, mainly due to higher Credit risk RWA, primarily due to an increase in wholesale exposures, higher Operational risk RWA due to revenue growth, and a RWA transitional adjustment partially offset by lower Market risk RWA largely due to a reduction of trading exposures.

Risk-weighted assets – Basel II | **Table 60**

	2011						2010
			Risk-weighted assets				
As at October 31 (C$ millions, except percentage amount)	Exposure (1)	Average of risk weights (2)	Standardized approach	Advanced approach	Other	Total	Total
Credit risk							
Lending-related and other							
Residential mortgages	$118,926	6%	$ 1,419	$ 5,450	$ –	$ 6,869	$ 7,788
Other retail	212,365	20%	7,785	34,644	–	42,429	41,143
Business	153,912	60%	26,915	65,335	–	92,250	81,646
Sovereign	36,131	5%	446	1,353	–	1,799	2,119
Bank	54,378	9%	2,238	2,485	–	4,723	3,141
Total lending-related and other	$575,712	26%	$ 38,803	$109,267	$ –	$148,070	$ 135,837
Trading-related							
Repo-style transactions	$190,471	1%	$ 530	$ 1,779	$ –	$ 2,309	$ 1,352
Over-the-counter derivatives	57,962	28%	1,563	14,423	–	15,986	20,236
Total trading-related	$248,433	7%	$ 2,093	$ 16,202	$ –	$ 18,295	$ 21,588
Total lending-related and other and trading-related	$824,145	20%	$ 40,896	$125,469	$ –	$166,365	$ 157,425
Bank book equities	1,519	88%	–	1,336	–	1,336	1,465
Securitization exposures	48,794	14%	726	6,225	–	6,951	5,979
Regulatory scaling factor	n.a.	n.a.	n.a.	7,982	–	7,982	7,203
Other assets	36,809	61%	n.a.	n.a.	22,548	22,548	25,123
Total credit risk	$911,267	23%	$ 41,622	$141,012	$22,548	$205,182	$ 197,195
Market risk							
Interest rate			$ 3,310	$ 1,048	$ –	$ 4,358	$ 6,870
Equity			562	1,088	–	1,650	2,249
Foreign exchange			849	17	–	866	711
Commodities			882	14	–	896	800
Specific risk			6,312	7,264	–	13,576	14,198
Total market risk			$ 11,915	$ 9,431	$ –	$ 21,346	$ 24,828
Operational risk			$ 40,283	n.a.	n.a.	$ 40,283	$ 38,433
Transitional Adjustment prescribed by OSFI					$ 969	$ 969	$ –
Total risk-weighted assets	$911,267		$ 93,820	$150,443	$23,517	$267,780	$ 260,456

(1) Total exposure represents exposure at default which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.

(2) Represents the average of counterparty risk weights within a particular category.

Selected capital management activity — Table 61

(C$ millions, except number of shares)	2011 Issuance or redemption date	2011 Number of shares (000s)	2011 Amount
Tier 1			
Common shares issued			
Business acquisitions related (1)		6,412	$ 324
Dividend reinvestment plan (DRIP) (2)		2,951	162
Stock option exercised (3)		2,953	90
Employee savings and share ownership plans (4)		1,138	63
Redemption of innovative capital instruments			
RBC TRuCS Series 2011(5)	June 30, 2011		750
Tier 2			
Issuance of November 2, 2020 subordinated debentures (6)	November 1, 2010		1,500
Redemption of April 12, 2016 subordinated debentures (6)	April 12, 2011		400

(1) On May 2, 2011, we exercised our call right on the Class B exchangeable shares of RBC PH&N Inc. and issued RBC common shares in exchange. For further details, refer to Note 11 to our Annual Consolidated Financial Statements.
(2) Our DRIP was funded through open market share purchases for the first quarter of 2011 and through treasury shares for the last three quarters of 2011.
(3) Amounts include cash received for stock options exercised during the period, the fair value adjustments to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(4) Shares were issued from treasury under the employee savings and share ownership plans. For further details, refer to Note 21 to our 2011 Annual Consolidated Financial Statements.
(5) For further details, refer to Note 17 to our 2011 Annual Consolidated Financial Statements.
(6) For further details, refer to Note 16 to our 2011 Annual Consolidated Financial Statements.

On May 2, 2011, in accordance with the purchase agreement of Phillips, Hager & North Investment Management Ltd. (PH&N) in 2008, we exercised our call right on all the outstanding Class B exchangeable shares of RBC PH&N Inc. (Class B shares) and in exchange issued to Class B shareholders 6.4 million RBC common shares. As the Class B shares were included in our Tier 1 capital under other non-controlling interest in subsidiaries, the transaction had no impact on Tier 1 or Total capital. Prior to the exchange, an accumulated dividend of $38.5 million was paid on these shares.

We redeemed all of our outstanding $750 million Trust Capital Securities-Series 2011 (RBC TruCS – Series 2011) at the redemption price plus indicated distribution on June 30, 2011.

Dividends

Our common share dividend policy reflects our earnings outlook, payout ratio objective and the need to maintain adequate levels of capital to fund business opportunities. Our dividend payout ratio target is 40% to 50%. In 2011, on a continuing operations basis, our dividend payout ratio was 47%, which met our dividend payout ratio target. The dividend payout ratio on a consolidated basis was 65%, up from 57% in 2010, primarily due to the loss on the announced sale of our U.S. regional retail banking operations. In the third quarter of 2011, we increased our common share dividend by 4 cents per share or 8% to $.54 per share. Common share dividends paid during the year were $2.9 billion.

Selected share data (1) — Table 62

(C$ millions, except number of shares and per share amounts)	2011 Number of shares (000s)	2011 Amount	2011 Dividends declared per share	2010 Number of shares (000s)	2010 Amount	2010 Dividends declared per share	2009 Number of shares (000s)	2009 Amount	2009 Dividends declared per share
Common shares outstanding	1,438,376	$14,017	$ 2.08	1,424,922	$13,378	$ 2.00	1,417,610	$13,075	$ 2.00
First preferred shares outstanding									
Non-cumulative Series W (2)	12,000	$ 300	$ 1.23	12,000	$ 300	$ 1.23	12,000	$ 300	$ 1.23
Non-cumulative Series AA	12,000	300	1.11	12,000	300	1.11	12,000	300	1.11
Non-cumulative Series AB	12,000	300	1.18	12,000	300	1.18	12,000	300	1.18
Non-cumulative Series AC	8,000	200	1.15	8,000	200	1.15	8,000	200	1.15
Non-cumulative Series AD	10,000	250	1.13	10,000	250	1.13	10,000	250	1.13
Non-cumulative Series AE	10,000	250	1.13	10,000	250	1.13	10,000	250	1.13
Non-cumulative Series AF	8,000	200	1.11	8,000	200	1.11	8,000	200	1.11
Non-cumulative Series AG	10,000	250	1.13	10,000	250	1.13	10,000	250	1.13
Non-cumulative Series AH	8,500	213	1.41	8,500	213	1.41	8,500	213	1.41
Non-cumulative Series AJ (3)	16,000	400	1.25	16,000	400	1.25	16,000	400	1.49
Non-cumulative Series AL (3)	12,000	300	1.40	12,000	300	1.40	12,000	300	1.48
Non-cumulative Series AN (3)	9,000	225	1.56	9,000	225	1.56	9,000	225	1.50
Non-cumulative Series AP (3)	11,000	275	1.56	11,000	275	1.56	11,000	275	1.34
Non-cumulative Series AR (3)	14,000	350	1.56	14,000	350	1.56	14,000	350	1.27
Non-cumulative Series AT (3)	11,000	275	1.56	11,000	275	1.56	11,000	275	1.11
Non-cumulative Series AV (3)	16,000	400	1.56	16,000	400	1.56	16,000	400	1.01
Non-cumulative Series AX (3)	13,000	325	1.53	13,000	325	1.53	13,000	325	.87
Treasury shares – preferred	(6)	–		(86)	(2)		(65)	(2)	
Treasury shares – common	146	8		(1,719)	(81)		(2,127)	(95)	
Exchangeable shares of									
RBC PH&N Holdings Inc. (4)	–	–		6,750	324		6,750	324	
Stock options									
Outstanding	14,413			15,659			17,877		
Exercisable	8,688			10,170			12,806		
Dividends									
Common		2,979			2,843			2,819	
Preferred		258			258			233	

(1) For further details about our capital management activity, refer to Note 18 to our 2011 Annual Consolidated Financial Statements.
(2) Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3) Dividend rate will reset every five years.
(4) On May 2, 2011, we exercised our call right on the Class B exchangeable shares of RBC PH&N Holdings Inc. and issued RBC common shares in exchange.

As at November 25, 2011, the number of outstanding common shares and stock options were 1,439,828,034 and 14,290,936, respectively. As at November 25, 2011, the number of Treasury shares – preferred and Treasury shares – common were 19,179 and (511,681), respectively. For further information about our share capital, refer to Notes 18 and 21 to our 2011 Annual Consolidated Financial Statements.

Economic Capital

Economic capital is our internal quantification of risks associated with business activities which is the capital required to remain solvent under extreme market conditions, reflecting our objective to maintain a debt rating of at least AA. Economic capital is attributed to each business segment in proportion to management's assessment of the risks. It allows for comparable performance measurements among our business segments through ROE and RORC as described in the Key performance and non-GAAP measures section and also aids senior management in determining resource allocation in conjunction with other factors.

Economic capital is also used to assess the adequacy of our capital base. Our policy is to maintain a level of available capital, defined as common equity and other capital instruments with equity-like permanence and loss absorption features such as preferred shares and Innovative Tier 1 instruments that exceed Economic capital with a comfortable cushion.

Economic capital is calculated and attributed on a wider array of risks than is Basel II Pillar I regulatory capital, which is calibrated predominantly to target credit, market (trading) and operational risk measures. Economic capital is calculated based on credit, market (trading and non-trading), operational, business and fixed asset, and insurance risks and includes capital attribution for goodwill and other intangibles.

- Business risk is the risk of loss or harm due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, reputation and strategic risks.
- Fixed asset risk is defined as the risk that the value of fixed assets will be less than their book value at a future date.

For further discussion on credit, market, operational and insurance risks, refer to the Risk management section.

The calculation and attribution of economic capital involves a number of assumptions and judgments by management which are monitored to ensure that the economic capital framework remains comprehensive and consistent. The models are benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals.

We revised our economic capital methodology, prospectively, effective November 1, 2010. For further details, refer to the How we measure and report our business segments section.

The following provides a discussion of our Economic capital from continuing operations.

Economic capital — Table 63

(C$ millions, average balances)	2011	2010
Credit risk	$ 10,100	$ 8,250
Market risk (trading and non-trading)	4,200	3,300
Operational risk	4,350	3,250
Business and fixed asset risk	2,950	2,250
Insurance risk	550	350
Risk capital	$ 22,150	$ 17,400
Goodwill and intangibles	9,450	8,400
Economic capital	31,600	25,800
Under attribution of capital	900	3,650
Average common equity from discontinued operations	3,050	3,800
Average common equity	$ 35,550	$ 33,250

Economic capital increased $5.8 billion from a year ago, mainly due to the change in the capital allocation methodology noted above of which $4.7 billion was attributed across different risk types and business segments. The remaining $1.1 billion was largely due to higher goodwill and intangibles from the acquisition of BlueBay and higher Operational & Business risk due to revenue growth. These factors were partially offset by lower Credit risk mainly due to a reduction in the capital rate for non accrual loans and the impact of a stronger Canadian dollar.

We remain well capitalized with current levels of available capital exceeding the economic capital required to underpin all of our material risks.

Subsidiary capital

Our capital management framework includes the management of our subsidiary capital. We invest capital across the enterprise to meet local regulators' capital adequacy requirements and maximize returns to our shareholders. We invest in our subsidiaries as appropriate during the year. We set guidelines for defining capital investments in our subsidiaries and manage the relationship between capital invested in subsidiaries and our consolidated capital base to ensure that we can access capital recognized in our consolidated regulatory capital measurements.

Each of our subsidiaries has responsibility for maintaining its compliance with local regulatory capital adequacy requirements, which may include restrictions on the transfer of assets in the form of cash, dividends, loans or advances. Concurrently, Corporate Treasury provides centralized oversight and consolidated capital management across all subsidiary entities.

Other considerations affecting capital

Capital treatment for equity investments in other entities is determined by a combination of accounting and regulatory guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

- Consolidation: entities in which we have a controlling interest are fully consolidated on our Consolidated Balance Sheets, and joint ventures are consolidated on a pro rata basis.
- Deduction: certain holdings are deducted in full from our regulatory capital. These include all unconsolidated "substantial investments," as defined by the *Bank Act* (Canada), as well as all investments in insurance subsidiaries.
- Risk weighting: unconsolidated equity investments that are not deducted from capital are risk weighted at a prescribed rate for determination of capital charges.

Exposure to selected financial instruments

Exposure to U.S. subprime and Alt-A RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent less than .2% of our total assets as at October 31, 2011 compared to .3% in the prior year.

Of our total holdings of residential mortgage-backed securities (RMBS), holdings with a fair value of $237 million, net of hedging, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures were previously hedged with credit default swaps insured by MBIA. The increase in our U.S. subprime RMBS exposure of $92 million compared to last year was primarily due to the termination of swaps in the early part of 2011, net of hedging and the sale of securities. Of this potential exposure, 35% of our related holdings are rated A and above, compared to over 55% in the prior year. The decrease was primarily due to the termination of swaps as discussed above. As at October 31, 2011, U.S. subprime RMBS holdings rated AAA, on a net basis, comprised 3% of total U.S. subprime RMBS holdings, compared to 17% in 2010. Exposure to U.S. subprime loans was $207 million as at October 31, 2011, representing .03% of total assets, $112 million lower than last year, partly due to principal pay downs and the impact of the stronger Canadian dollar.

Of our total holdings of RMBS, holdings with a fair value of $276 million, net of hedging, may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $281 million from the prior year mainly due to the sale of holdings and the impact of the stronger Canadian dollar. Less than 49% of these RMBS were issued during 2006 and onwards. Our exposure to U.S. Alt-A loans was $675 million as at October 31, 2011, representing .1% of total assets and a decrease of $298 million from the prior year partly due to the impact of the stronger Canadian dollar and the sale of our holdings.

Of our total holdings of collateralized debt obligations (CDOs), holdings of $17 million, may be exposed to U.S. subprime or Alt-A risk. Our CDO's were previously hedged with credit default swaps insured by MBIA. Our exposure reflects a decrease of $4 million from the prior year, net of hedging. The fair value of our Corporate CDOs, net of hedging of $2.2 billion as at October 31, 2011, increased $1.9 billion from last year mainly due to the termination of the direct monline insurance protection provided by MBIA. For further details on the termination of the credit default swaps insured by MBIA refer to the Key corporate events of 2011 section.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages — Table 64

As at October 31 (C$ millions)	2011 Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$ 237	$ 276	$ 17	$ 530
Fair value of securities net of hedging by rating				
AAA	$ 7	$ 46	$ –	
AA	50	14	–	
A	26	40	–	
BBB	18	27	–	
Below BBB-	136	149	17	
Total	$ 237	$ 276	$ 17	$ 530
Fair value of securities net of hedging by vintage				
2003 (or before)	$ 22	$ 8	$ –	
2004	47	62	–	
2005	128	72	17	
2006	40	36	–	
2007 and greater	–	98	–	
Total	$ 237	$ 276	$ 17	$ 530
Amortized cost of subprime/Alt-A mortgages (whole loans)	$ 161	$ 664	$ –	$ 825
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$ 46	$ 11	$ –	$ 57
Total subprime and Alt-A exposures, net of hedging	$ 444	$ 951	$ 17	$ 1,412
Sensitivities of fair value of securities, net of hedging, to changes in assumptions:				
100bp increase in credit spread	$ (6)	$ (8)		
100bp increase in interest rates	(1)	(2)		
20% increase in default rates	(1)	(12)		
25% decrease in pre-payment rates	(3)	(2)		

(table continued on the next column)

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at October 31, 2011, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, combined funded and unfunded, as at October 31, 2011 were $6,097 million which was .8% of our total assets, unchanged from the prior year.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of CMBS was $202 million as at October 31, 2011.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current year, as classified by the fair value hierarchy set out in Section 3862, *Financial Instruments – Disclosures*. For further details, refer to Note 2 to our 2011 Annual Consolidated Financial Statements.

Assets and liabilities measured at fair value — Table 65

(C$ millions, except percentage amounts)	As at October 31, 2011 Fair value (1)	Level 1(1)	Level 2(1)	Level 3(1)	Total
Financial assets					
Held-for-trading other than derivatives	$ 145,274	37%	62%	1%	100%
Available-for-sale	33,235	15%	67%	18%	100%
Loans - Wholesale	2,992	0%	81%	19%	100%
Derivatives	119,453	2%	97%	1%	100%
Other assets	516	66%	34%	0%	100%
Financial liabilities					
Deposits	$ 69,570	0%	90%	10%	100%
Derivatives	120,350	2%	96%	2%	100%

(1) Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in the table above and does not reflect the impact of netting.

Critical accounting policies and estimates

Application of critical accounting policies and estimates

Our significant accounting policies are described in Note 1 to our 2011 Annual Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies and estimates relate to the fair value of financial instruments, other-than-temporary impairment of AFS and HTM securities, securitization, allowance for credit losses, variable interest entities, goodwill and other intangible assets, pensions and other post-employment benefits and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.

Financial instruments – recognition and measurement

Fair value of financial instruments

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instruments have been classified or designated as held-for-trading (HFT), AFS, HTM, loans and receivables or other financial liabilities. A financial instrument can be designated as HFT (the fair value option (FVO)) on its initial recognition, provided it meets certain criteria, even if it was not acquired or incurred principally for the purpose of selling or repurchasing in the near term.

Financial assets and financial liabilities HFT, including derivative instruments, are measured at fair value with changes in the fair values recognized in net income, except for derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation; the changes in the fair values of those derivatives are recognized in other comprehensive income (OCI). AFS financial assets are also measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI except for investments in equity instruments classified as AFS that do not have a quoted market price in an active market, which are measured at cost. Financial assets HTM, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.

As at October 31, 2011, approximately $352 billion, or 47%, of our financial assets and $252 billion, or 35%, of our financial liabilities were carried at fair value ($350 billion, or 48%, of financial assets and $257 billion, or 37%, of financial liabilities as at October 31, 2010).

CICA Section 3862, Financial Instruments – Disclosures, establishes a three-level hierarchy for disclosure of financial instruments measured at fair value, which is essentially the same as the hierarchy under U.S. GAAP. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the measurement valuation methodology are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The following three-level fair value hierarchy is based on the transparency of the inputs used to measure the fair value of the financial instruments:

- Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
- Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Note 2 to our 2011 Annual Consolidated Financial Statements discloses the fair values of our financial instruments as at October 31, 2011.

Fair value is defined as the amount at which a financial instrument could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm's-length transaction under no compulsion to act. The best evidence of fair value is quoted bid or ask price, as appropriate, in an active market. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. Where quoted prices are not available for a particular financial instrument, we use the quoted price of a financial instrument with similar characteristics and risk profile, or use internal or external valuation models using observable market-based inputs to estimate the fair value.

The determination of fair value for actively traded financial instruments that have quoted market prices or readily observable model input parameters requires minimal subjectivity. Management's judgment is required, however, when the observable market prices and parameters do not exist. In addition, management exercises judgment when establishing market valuation adjustments that would be required to determine the fair values. These include valuation adjustments for liquidity for financial instruments that are not quoted in an active market, when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity over a short period of time. They also include valuation adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market.

The majority of our financial instruments classified as HFT, other than derivatives and financial assets classified as AFS, comprise or relate to actively traded debt and equity securities, which are carried at fair value based on available quoted prices. As few derivatives and financial instruments designated as HFT using the FVO are actively quoted, we rely primarily on internally developed pricing models and established industry standard pricing models, such as Black-Schöles, to determine their fair value. In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as G7 interest-rate-yield curves, currency rates and volatility of certain prices or rates. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment. Where significant input parameters are not based on market observable data, we defer the initial trading profit or loss until the amounts deferred become realized through the receipt and/or payment of cash or once the input parameters are observable in the market. We also record fair value adjustments to account for measurement uncertainty due to model risk and parameter uncertainty when valuing complex or less actively traded financial instruments. For further information on our derivative instruments, refer to Note 7 to our 2011 Annual Consolidated Financial Statements.

To determine the fair value adjustments on RBC debt designated as HFT, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using the RBC effective funding rates at the beginning and end of the period, with the unrealized change in the present value recorded in net income.

The determination of fair value where quoted prices are not available and the identification of appropriate valuation adjustments require management judgment and are based on quantitative research and analysis. Group Risk Management and Finance are responsible for establishing our valuation methodologies and policies, which address the use and calculation of valuation adjustments. These methodologies are reviewed on an ongoing basis to ensure that they remain appropriate. Group Risk Management's oversight in the valuation process also includes ensuring all significant financial valuation models are strictly controlled and regularly recalibrated and vetted to provide an independent perspective. Refer to the Risk management section for further details on the sensitivity of financial instruments used in trading and non-trading activities.

Controls over valuations of financial instruments
An independent control infrastructure is critical to ensure that our financial instruments fair value measurements are reliable, consistently determined and appropriately valued at market exit price levels. Our valuation control infrastructure has senior management oversight and is independent of business functions that trade or invest in financial instruments. Valuations are governed by policies and controls, including independent price verification, review of daily profit and loss, and determination of valuation adjustments for non-readily observable market prices or parameters, by staff with appropriate knowledge and expertise of the instruments and markets in which we transact. These policies and controls include a review of all new business initiatives to ensure minimum standards are met prior to approval.

Other-than-temporary impairment of available-for-sale and held-to-maturity securities
AFS securities with unrealized losses are assessed for impairment at each reporting date and more frequently when conditions warrant. When the fair value of any security has declined below its amortized cost, management is required to assess whether the decline is other-than-temporary. In making this assessment for AFS securities, we consider several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. The decision to record a writedown, its amount and the period in which it is recorded could change based on management's judgment. If the decline in value based on management's judgment is considered to be other-than-temporary, the cumulative changes in the fair values of AFS securities previously recognized in accumulated other comprehensive income (AOCI) are reclassified to net income during that period. We assess our HTM securities for impairment using the same impairment model as for Loans. For further details, refer to Notes 1 and 3 to our 2011 Annual Consolidated Financial Statements.

Securitization
We periodically securitize Canadian residential mortgages, credit card receivables and commercial mortgage loans by selling them to SPEs or trusts that issue securities to investors. Some of the key accounting determinations in a securitization of our loans are whether the transfer of the loans meets the criteria required to be treated as a sale and, if so, the valuation of our retained interests in the securitized loans. Refer to Note 1 to our 2011 Annual Consolidated Financial Statements for a detailed description of the accounting policy for loan securitization.

When we securitize loans and retain an interest in the securitized loans, it is a matter of judgment whether the loans have been legally isolated. We obtain legal opinions where required to give us comfort that legal isolation of the transferred loans has been achieved. We often retain interests in securitized loans such as interest-only strips, servicing rights or cash reserve accounts. Where quoted market prices are not available, the valuation of retained interests in sold assets is based on our best estimate of several key assumptions such as the payment rate of the transferred loans, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rate. The fair value of such retained interests calculated using these assumptions affects the gain or loss that is recognized from the sale of the loans. Refer to Note 5 to our 2011 Annual Consolidated Financial Statements for the volume of securitization activities of our loans, the gain or loss recognized on sale and a sensitivity analysis of the key assumptions used in valuing our retained interests.

Another key accounting determination is whether the SPE that is used to securitize and sell our loans is required to be consolidated. As described in Note 6 to our 2011 Annual Consolidated Financial Statements, we concluded that none of the SPEs used to securitize our financial assets should be consolidated.

Allowance for credit losses
The allowance for credit losses is maintained at levels that management considers appropriate to cover estimated identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowance relates to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.

The allowance is determined based on management's identification and evaluation of problem accounts, and on other factors including the composition and credit quality of the portfolio, and changes in economic and business conditions. The allowance for credit losses consists of specific allowances and the general allowance.

The process for determining the allowances involves quantitative and qualitative assessments using current and historical credit information. Our lending portfolio is reviewed on an ongoing basis to assess whether any borrowers should be classified as impaired and whether an allowance or write-off is required. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical data given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other reasonable judgments can materially affect the allowance level and thereby our net income.

Specific allowances
Specific allowances are recorded to recognize estimated losses on both retail and wholesale loans that have become impaired. The losses relating to retail portfolios are managed on a pooled basis and are based on net write-off experience. For credit cards, we record the allowance and the write-off when a payment is 180 days in arrears. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery. The losses relating to wholesale borrowers are estimated using management's judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation.

General allowance
A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not yet been specifically identified as impaired. For wholesale portfolios the determination of the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and rating. For retail portfolios the determination of the general allowance is based on the application of historical loss rates. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors.

Total allowance for credit losses
Based on the procedures discussed above, management believes that the total allowance for credit losses of $2,049 million is

adequate to absorb estimated credit losses incurred in the lending portfolio as at October 31, 2011 ($2,126 million as at October 31, 2010). This amount includes $91 million ($88 million as at Ocotber 31, 2010) classified in other liabilities, which relates to letters of credit and guarantees and unfunded commitments.

Variable interest entities

AcG-15 provides guidance on applying the principles of consolidation to certain entities defined as VIEs. Where an entity is considered a VIE, the Primary Beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The Primary Beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE's expected losses (as defined in AcG-15) or is entitled to a majority of the VIE's expected residual returns (as defined in AcG-15), or both.

We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE and, if required, to analyze and calculate the expected losses and the expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the cash flows among the identified parties holding variable interests to determine who is the Primary Beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG-15 and applying them to our specific transactions.

AcG-15 applies to a variety of our businesses, including our involvement with multi-seller conduits that we administer credit investment products and structured finance transactions. For further details on our involvement with VIEs, refer to the Off-balance sheet arrangements section and Note 6 to our 2011 Annual Consolidated Financial Statements.

Goodwill and other intangible assets

Under GAAP, goodwill is not amortized and is generally allocated to reporting units which are one level below our operating segments. Goodwill is tested for impairment on an annual basis or more frequently if an event occurs or circumstances change such that the fair value of a reporting unit may be reduced to less than its book value.

Testing goodwill begins with determining the fair value of each reporting unit and comparing it to its carrying amount, including goodwill. If the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill must be determined and compared to its carrying value. The fair value of the goodwill is imputed by determining the fair value of the assets and liabilities of the reporting unit. Goodwill is deemed to be impaired if its carrying value exceeds the fair value. That excess is the quantum of the impairment which must be charged to income in the period it is identified. Subsequent reversals of impairment are prohibited.

Management applies significant judgment in estimating the fair value of our reporting units which is accomplished primarily using an earnings-based approach which incorporates each reporting unit's internal forecasts of revenues and expenses. The use of this model and, more generally, our impairment assessment process require the use of estimates and assumptions, including discount rates, growth rates, and terminal growth rates. Changes in one or more of the estimates or assumptions could have an impact on the determination of the fair value of our reporting units and thus, the results of the impairment test. In addition to the earnings-based approach, where possible, we use a market-based approach to assess what the appropriate fair value of each reporting unit may be in the current market based on actual market events and comparable companies.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years. These are also tested for impairment when an event occurs or a condition arises that indicates that the estimated future net cash flows from the asset may be insufficient to recover its carrying amount. The identification of such events or conditions may be subject to management's judgment. Estimating the fair value of a finite-life intangible for purposes of determining whether it is impaired also requires management to make estimates and assumptions, changes in which could have an impact on the determination of the fair value of the intangible and thus, the results of the impairment test. We do not have any intangibles with indefinite lives.

For further details, refer to Notes 1 and 10 to our 2011 Annual Consolidated Financial Statements.

Pensions and other post-employment benefits

We sponsor a number of defined benefit and defined contribution plans that provide pension and other benefits to eligible employees after retirement. These plans include registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 20 to our 2011 Annual Consolidated Financial Statements.

Income taxes

Management exercises judgment in estimating the provision for income taxes. We are subject to income tax laws in various jurisdictions where we operate. These complex tax laws are potentially subject to different interpretations by us and the relevant tax authority. The provision for income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future income tax implications of transactions and events during the period. A future income tax asset or liability is determined for each temporary difference based on the future tax rates that are expected to be in effect and management's assumptions regarding the expected timing of the reversal of such temporary differences.

Changes in accounting policies

Significant changes in accounting policies and disclosures during 2011

Canadian GAAP

We did not adopt any new significant accounting policies during the year.

U.S. GAAP

Amendments to Consolidation Guidance and Accounting for Transfer of Financial Assets

On November 1, 2010, updates to Accounting Standards Codification (ASC) Topic 860, *Transfers and Servicing*, (FAS 166 – *Accounting for Transfers of Financial Assets* – an amendment of FASB Statement No. 140) and ASC Topic 810-10-15 (FAS 167 – *Amendments to FASB Interpretation No. 46(R)*) became effective for us.

ASC topic 860, which we applied prospectively as required by the standard, eliminates the concept of QSPEs for accounting purposes thereby bringing all QSPEs within the scope of ASC Topic 810-10-15. This guidance also provides additional criteria and clarifies certain principles of sale accounting requirements that transferors must use to assess transfers of financial assets. The impact of adopting this new standard is not material to our consolidated financial position or results of operations.

ASC Topic 810-10-15, which became retrospectively effective for us on November 1, 2010, replaces the quantitative approach for determining the primary beneficiary of a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of the variable interest entity that most significantly impacts the entity's performance, and the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity. The scope of the new guidance includes entities that were previously designated as QSPEs. We now consolidate a QSPE and certain variable interest entities that we previously did not and have deconsolidated other variable interest entities. As a result of applying this guidance, both our total assets and total liabilities have increased by approximately $2.2 billion, net of our retained interests in the entities. It also reduced our opening retained earnings by $220 million, net of taxes, to reflect the cumulative transition impact related to prior periods and decreased the AOCI by $29 million, net of taxes.

Disclosure about the credit quality of financing receivables and the allowance for credit losses
FASB guidance Accounting Standard Update (ASC) 2010-20, *Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, became effective for us on November 1, 2010 with prospective application. This update requires an entity to provide additional disclosures about loans and the related allowances for credit losses disaggregated by impairment methodology. Information about loans that are collectively assessed and individually assessed for impairment is also required along with qualitative and quantitative information about the credit quality of financing receivables.

A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring
ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* was issued by FASB to clarify when a restructuring constitutes a troubled debt restructuring (TDR). This standard requires an entity to provide qualitative and quantitative information about TDRs which occurred during the year. The standard became effective for us on August 1, 2011 and is applicable retrospectively to restructurings which occurred during the fiscal year. Refer to Note 31 to our 2011 Annual Consolidated Financial Statement.

In addition, several new U.S. GAAP accounting pronouncements issued by FASB became effective for us on November 1, 2010 but the impact of adopting these pronouncements is not material to our consolidated financial position or results of operations. For further details about the new U.S. GAAP pronouncements, refer to Note 31 to our 2011 Annual Consolidated Financial Statements.

Future changes in accounting policies and disclosure
Canadian GAAP
We adopted IFRS for periods commencing November 1, 2011. Canadian GAAP for publicly accountable enterprises has been replaced with IFRS. Refer to the "Adoption of International Financial Reporting Standards" section below.

U.S. GAAP
As a result of adopting IFRS for periods commencing November 1, 2011, we will no longer be required to reconcile our results to U.S. GAAP; accordingly, we have not included a summary of future changes to U.S. GAAP standards.

Adoption of International Financial Reporting Standards

Pursuant to the decision made by the Canadian Accounting Standards Board, we will prepare our financial statements in accordance with IFRS for periods commencing November 1, 2011, with comparative financial information provided for 2011.

We managed our transition to IFRS by implementing a comprehensive enterprise-wide program that focused on the key areas of impact including financial reporting, systems and processes, as well as communications and training. Our changeover to IFRS is substantially complete and our comparative (transition) year began November 1, 2010 (Transition date).

We began our transition process in 2008 by completing a thorough organization diagnostic to assess the scope and complexity of our conversion to IFRS. This process identified the areas with significant differences between IFRS and Canadian GAAP. The key areas that we expected to have the greatest financial and capital impacts on us are included below in Principal exemptions under IFRS 1 and Critical accounting policies.

Throughout our transition, we completed activities and deliverables which support the key areas of impact. We also:
- Developed preliminary assessments regarding accounting policy elections for first-time IFRS adoption;
- Initiated multiple projects within a program framework which conducted GAAP analysis, assessed financial and economic impacts, and identified process and systems requirements to ensure a successful transition; and
- Developed a resourcing model to ensure sufficient program resources were available to meet key deliverables.

We also initiated a series of ongoing activities which include:
- Establishing frequent and recurring communications with the Board of Directors, Audit Committee, executive and senior management to ensure timely decisions on key issues and risks;
- Providing frequent updates to our internal and external auditors and OSFI on key elements of program status, program structure and assessment of accounting impacts;
- Identifying external communication requirements for the investor and analyst community; and
- Internal education seminars, business impact assessments and other readiness activities for key stakeholders in various businesses and functional groups across RBC in terms of how our adoption and our clients' adoption of IFRS impacts our financial reporting, business activities, and risk management.

In 2010, in addition to these activities, we initiated:
- Preliminary conclusions regarding accounting policy elections for first-time IFRS adoption;
- Identifying key changes in our significant accounting policies; and
- Conducting more thorough GAAP analysis, assessing financial and economic impacts, and identifying process and systems requirements to ensure a successful transition.

In 2011, we completed the modifications to our policies, processes, and systems that we identified as critical in order to report our financial results under IFRS beginning in 2012, with 2011 comparatives. We also continued the following activities:
- Regularly updated our Board of Directors and Audit Committee regarding our transition progress, including the application of an appropriate control environment, potential transition impacts and expected ongoing financial and business impacts as well as IFRS accounting and related regulatory developments; and
- Provided education and training sessions for personnel involved in the conversion process and those who have on-going financial reporting responsibilities to address specifically identified needs.

Impact of Adopting International Financial Reporting Standards
We are required to prepare an opening IFRS Consolidated Balance Sheet as at the Transition date, which forms the starting point for our financial reporting in accordance with IFRS. Any differences between the carrying values of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at the Transition date, will be recorded as an adjustment to opening Retained earnings. There are two broad categories of IFRS transition adjustments impacting the opening Consolidated Balance Sheet:
(a) Principal exemptions under IFRS 1, First Time Adoption of IFRS (IFRS 1); and
(b) Critical accounting policy differences between IFRS and Canadian GAAP.

The table below shows the reconciliations from Canadian GAAP to IFRS for our Consolidated Balance Sheets as at November 1, 2010.

Reconciliation of opening IFRS Condensed Balance Sheets to Canadian GAAP Table 66

	As at November 1, 2010 (Unaudited)											
		IFRS 1 Elections			Other Critical Accounting Policies							
(C$ millions)	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (Derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Insurance contracts (Ref. 7)	Discontinued operations (Ref. 8)	Hedging and other (Ref. 9)	Total impact	IFRS
Assets												
Cash and due from banks	$ 8,440	$ –	$ –	$ –	$ –	$ –	$ (30)	$ –	$ 888	$ –	$ 858	$ 9,298
Interest-bearing deposits with banks	13,254	–	–	–	–	–	–	–	(2)	–	(2)	13,252
Securities	183,519	521	–	–	–	(11,733)	1,436	–	5,200	140	(4,436)	179,083
Assets purchased under reverse repurchase agreements and securities borrowed	72,698	–	–	–	–	–	–	–	–	–	–	72,698
Loans (net of allowances for loan losses)												
Retail loans	213,770	–	–	–	–	48,311	1,920	–	6,551	(182)	56,600	270,370
Wholesale loans	59,236	(596)	–	–	–	–	(793)	–	12,172	(2)	10,781	70,017
Assets from segregated funds	–	–	–	–	–	–	–	279	(22)	–	257	257
Assets of discontinued operations	34,364	–	–	–	–	–	–	–	(28,641)	–	(28,641)	5,723
Other – Derivatives	106,155	–	–	–	–	(24)	(90)	–	68	–	(46)	106,109
– Other	34,770	(19)	(1,266)	–	(1,261)	116	(22)	977	3,786	1,484	3,795	38,565
Total assets	$726,206	$ (94)	$ (1,266)	$ –	$ (1,261)	$ 36,670	$ 2,421	$ 1,256	$ –	$ 1,440	$ 39,166	$765,372
Liabilities												
Deposits	$414,561	$ –	$ –	$ –	$ –	$ 42,820	$ 2,568	$ –	$ 18,472	$ (10)	$ 63,850	$478,411
Liabilities from segregated funds	–	–	–	–	–	–	–	279	(22)	–	257	257
Liabilities of discontinued operations	24,455	–	–	–	–	–	–	–	(19,443)	–	(19,443)	5,012
Other – Derivatives	108,908	–	–	–	–	(843)	10	–	2	–	(831)	108,077
– Other	129,667	(40)	98	–	–	(4,819)	(1,642)	977	991	1,605	(2,830)	126,837
Subordinated debentures	6,681	–	–	–	–	–	995	–	–	–	995	7,676
Trust capital securities	727	–	–	–	–	–	900	–	–	–	900	1,627
Total liabilities	$684,999	$ (40)	$ 98	$ –	$ –	$ 37,158	$ 2,831	$ 1,256	$ –	$ 1,595	$ 42,898	$727,897
Equity attributable to Shareholders												
Preferred and common shares	$ 18,344	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 18,344
Retained earnings	22,706	(57)	(1,364)	(1,664)	(1,261)	(415)	(226)	–	–	(668)	(5,655)	17,051
Accumulated other comprehensive income (loss)	(2,099)	3	–	1,664	–	(73)	(29)	–	–	520	2,085	(14)
	38,951	(54)	(1,364)	–	(1,261)	(488)	(255)	–	–	(148)	(3,570)	35,381
Non-controlling interest in subsidiaries	2,256	–	–	–	–	–	(155)	–	–	(7)	(162)	2,094
Total equity	$ 41,207	$ (54)	$ (1,364)	$ –	$ (1,261)	$ (488)	$ (410)	$ –	$ –	$ (155)	$ (3,732)	$ 37,475
Total liabilities and equity	$726,206	$ (94)	$ (1,266)	$ –	$ (1,261)	$ 36,670	$ 2,421	$ 1,256	$ –	$ 1,440	$ 39,166	$765,372

References below in parentheses (Ref. X) refer to the corresponding column in our Consolidated Balance Sheets Reconciliation between Canadian GAAP and IFRS presented above. All estimates noted above are subject to continuing change and monitoring.

Principal exemptions under IFRS 1

IFRS 1 provides guidance to first-time adopters of IFRS on how to account for items on transition to IFRS. Generally, IFRS 1 requires an entity to retrospectively apply IFRS upon transition. However, it also offers and requires certain exceptions from retrospective application.

Our first-time adoption decisions regarding the exemptions are discussed below. Other options available under IFRS 1, which are not discussed here, are either not material or not relevant to our business.

Designation of previously recognized financial instruments (Ref. 1)
On adoption of IFRS, an entity is required to retrospectively apply International Accounting Standard (IAS) 39, *Financial Instruments: Recognition and Measurement*, and classify its financial instruments as of the date that the financial instrument was originally

acquired. Alternatively, an entity is permitted to designate a previously recognized financial asset or financial liability as a financial asset or financial liability at fair value through profit or loss (FVTPL) or a financial asset as AFS at the Transition date. Differences between the fair value and carrying value will be recorded in opening Retained earnings. We will apply this election and designate the following financial assets and financial liabilities at transition.

Financial instrument designation changes from previous Canadian GAAP — Table 67

(C$ millions)	Fair value at transition date	Classification as previously reported	Carrying value as previously reported
Financial liabilities designated at fair value through profit or loss	$ 128	Non-trading liabilities	$ 138
Financial assets designated as available-for-sale	564	Loans and receivables	629
Financial assets designated as available-for-sale	3,232	Held-for-trading using fair value option	3,232
Financial assets designated as available-for-sale	7,297	Held-for-trading	7,297

Employee benefits (Ref. 2)
IFRS 1 provides the option to recognize cumulative actuarial gains and losses on employee benefit plans that are deferred under Canadian GAAP in opening Retained earnings at the Transition date. We have elected this option for our employee defined pension benefit plans and other post-retirement benefits plans at the Transition date which will result in a decrease to our opening Retained earnings of approximately $1.4 billion. Although this election significantly impacts our opening IFRS balance sheet and reduces our opening Retained earnings, the impacts of previously-deferred actuarial losses at the Transition date will not affect the net income of future periods. Our cumulative actuarial gains and losses is the sum of our unrecognized net actuarial loss, transitional (asset) obligation and prior service cost.

Cumulative translation differences (Ref. 3)
IFRS 1 provides the option to reset the cumulative translation gains and losses recorded in OCI related to foreign subsidiaries to zero at Transition date. We have elected this option and will reset all the cumulative foreign currency translation gains and losses arising from translation of our foreign operations to zero at the Transition date, with the impact recognized as a decrease to our opening Retained earnings of approximately $1.6 billion.

Business combinations
IFRS 1 provides the option to apply IFRS 3, *Business Combinations* (IFRS 3), from any date up to and including the Transition date. Applying IFRS 3 from a date prior to the Transition date would require restatement of all business combinations that occurred between that date and the Transition date. We have elected to apply IFRS 3 prospectively from the Transition date; accordingly, business combinations completed prior to the Transition date will not be restated. This election has no impact on our opening Retained earnings.

Insurance contracts
IFRS 1 provides the option to apply the transitional provisions in IFRS 4, *Insurance Contracts* (IFRS 4), which restricts changes in accounting policies for insurance contacts, including changes made by a first-time adopter of IFRS. We have decided to apply the transitional provisions in IFRS 4 which allow us to follow our existing accounting policies related to our insurance–related activities. This election has no impact on our opening Retained earnings.

Critical Accounting Policies
We expect that substantially all of our significant accounting policies under IFRS will be the same as our current policies under Canadian GAAP. A summary of the key areas that cause the most significant transition impacts is presented below.

Item	Canadian GAAP	IFRS	Impact on Transition
Goodwill (Ref. 4)	Goodwill is allocated to reporting units (RUs) that are expected to benefit from the synergies of the business combination from which it arose. An RU is defined as an identified operating segment or one level below an identified operating segment. We currently have 8 RUs under Canadian GAAP. For impairment testing purposes, goodwill is assessed first by comparing a RU's carrying value to its fair value. If the carrying value of a RU exceeds its fair value, the fair value of the RU's goodwill is imputed by determining the fair value of the assets and liabilities of the RU and allocating the residual fair value to goodwill. An impairment loss is recorded to the extent that the carrying value of a RU's goodwill exceeds its imputed fair value. There is no reversal of an impairment loss.	Goodwill is allocated to cash generating units or groups of cash generating units (CGUs) that are expected to benefit from the synergies of the business combination from which it arose. We expect to have 10 CGUs under IFRS. Goodwill is impaired when the carrying value of a CGU exceeds its recoverable amount. Impairment cannot be reversed. An impairment test must be performed as at the date of transition to IFRS.	Our current goodwill allocation, which is presented in Note 10 to our 2011 Annual Consolidated Financial Statements, will be realigned to the new CGUs we have identified. Our International Banking reporting unit will reside in two CGUs, U.S. Banking and Caribbean Banking. Our Global Asset Management reporting unit will also reside in two CGUs: Canadian Wealth Management and Global Asset Management. We performed our impairment test as at the Transition date on the basis of the CGUs identified. The results indicated that the goodwill of our U.S. Banking CGU was impaired and accordingly was written down to zero. This will reduce our opening Retained earnings by approximately $1.26 billion.

Item	Canadian GAAP	IFRS	Impact on Transition
Securitization (Derecognition) (Ref. 5)	Derecognition of financial assets is primarily based on the legal form of the transaction and an analysis of whether the seller retains control of the assets and whether the assets are legally isolated from the seller and its creditors, even in the event of a bankruptcy.	Derecognition is based on transfer of risks and rewards; control is only considered when substantially all risks and rewards have been neither transferred nor retained.	Most assets transferred in our securitization transactions will not qualify for derecognition. As a result, the assets and associated liabilities will be recognized on our Consolidated Balance Sheets. The gains previously recognized will be recorded as a transition adjustment which will decrease our opening Retained earnings by approximately $400 million. Although this policy change significantly impacts our opening IFRS balance sheets and reduces our opening Retained earnings, we will recognize the net income generated by the assets over their remaining lives. Information regarding our securitization activities as at October 31, 2011 is presented in Note 5 to our 2011 Annual Consolidated Financial Statements.
Consolidation of Special Purpose Entities (Ref. 6)	Consolidation is based on a controlling financial interest model. For variable interest entities (VIEs), consolidation is assessed based on an analysis of economic risks and rewards, and is consolidated by the party that absorbs a majority of the entity's expected losses or has the right to receive a majority of the expected residual returns.	Special Purpose Entities (SPEs) created to accomplish a narrow and well-defined objective are consolidated based on a control model, which is broader than the concepts applied under Canadian GAAP. Control encompasses both decision making ability and the economic consequence of those abilities (i.e. benefits and risks). IFRS does not have a concept of VIEs.	Certain entities which we previously did not consolidate will be consolidated and others which we consolidated will be deconsolidated. The associated assets and liabilities will be adjusted in our Consolidated Balance Sheets and the profits (losses) previously recognized or unrecognized will be included as a transition adjustment which will decrease our opening Retained earnings by approximately $200 million.
Insurance (Ref. 7)	Financial statements of an insurance company must exclude the assets, liabilities, revenues and expenses of segregated funds, but include the fee income earned and the cost of any guarantees or other contract holder benefits borne by the insurer from the administration of those accounts. Life and health insurance providers are required to net reinsurance premiums, reinsurance paid claims and reinsurance recoverable against the premium incomes, paid claims and actuarial liabilities.	Investments held in segregated funds are recognized as assets of the insurance company as they are legally owned and are kept in a separate account. The insurance company also has a liability to the policy holders to sell the underlying assets and repay the policyholders when they redeem the segregated accounts. Insurers should not offset reinsurance assets against the related insurance liabilities, and similarly, should not offset income/expense from reinsurance against the expense/income from related insurance contracts.	Investments held in segregated funds, which are currently not recognized under Canadian GAAP, will be recorded on our Consolidated Balance Sheets with a corresponding liability to the policy holders. Reinsurance recoverable and the related policy benefit liabilities, which are currently offset under Canadian GAAP, will be presented separately as assets and liabilities, respectively, on our Consolidated Balance Sheets. These policy changes affect the presentation of assets and liabilities on our Consolidated Balance Sheets but do not impact our opening Retained earnings.
Discontinued Operations (Ref. 8)	The results of discontinued operations are reported as a separate component of income or loss for both current and prior periods. The assets and liabilities of a disposal group classified as held for sale or that has been sold, are presented separately in the asset and liability sections, respectively, of the balance sheet for the current and all comparative periods.	Restatement of prior period balance sheets as a result of discontinued operations is not permitted. Balance sheet adjustments related to discontinued operations are made prospectively from the date of classification as discontinued operations. The results of discontinued operations are reported as a separate component of income or loss for both current and all comparative periods.	In order to reconcile our opening IFRS Consolidated Balance Sheets to Canadian GAAP as at November 1, 2010, we have reversed the impact of discontinued operations related to the sale of our US Retail Banking operations announced during the third quarter of 2011 for which prior period results were adjusted in accordance with Canadian GAAP at the time of the sale. Under IFRS, the classification of our US Retail Banking operations as discontinued operations will be reflected in our Consolidated Balance Sheets beginning in the quarter ending July 31, 2011. The sale of Liberty Life Insurance Company announced in October 2010 and reflected as discontinued operations for Canadian GAAP beginning in Q4 2011, will be reflected as discontinued operations under IFRS from the Transition date.

Hedging and Other (Ref. 9)	In a qualifying hedge relationship, all or a portion of a recognized asset or liability can be designated as the hedged item. A portion of the hedge item is defined as either (a) a percentage of the entire recognized asset or liability, (b) all or a percentage of one or more selected cash flows, or (c) an embedded derivative that is not accounted for separately.	A portion of the cash flows of a financial asset or liability can be designated as the hedged item only if the selected cash flows are less than the total cash flows of the asset or liability. For liabilities whose effective interest rate is below the benchmark interest rate, we are not permitted to select benchmark-based cash flows as the hedged item because these cash flows would be greater than the total cash flows of the liability.	Hedge accounting has been applied only to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at the Transition date. Certain cash flow hedges which qualify for hedge accounting under Canadian GAAP do not qualify under IFRS because the hedged items are portions of deposit liabilities whose cash flows are below the benchmark interest rate. The amounts accumulated in OCI relating to these hedges have been reduced to zero with the impact recognized as a reduction to our opening Retained earnings of approximately $350 million. Although this policy change significantly impacts our opening IFRS balance sheet and reduces our opening Retained earnings, the amortization of losses previously deferred in OCI will no longer be recognized in net income in future periods.

We will continue to monitor changes in IFRS to determine the implications on our current accounting policies as well as our business and capital position.

Impact to Tier 1 capital

Regulatory capital reporting under IFRS commences with our conversion to IFRS on November 1, 2011. Per OSFI's Capital Adequacy Guidelines, financial institutions may elect a phase-in of the impact of the conversion to IFRS on their regulatory capital reporting. We expect to make use of this election and phase-in the IFRS conversion impact over a five quarter period starting with Q1 2012. This phase-in amount is based on the impact to Retained earnings of our IFRS conversion as at November 1, 2011, and is recognized on a straight-line basis. Our estimate of the Retained earnings impact as at November 1, 2011 is not complete but the phase-in is expected to reduce the IFRS conversion impact on our Tier 1 capital by approximately $2 billion, from $2.5 billion to $500 million in Q1 2012.

The following table gives our current estimate of the impact on Shareholders' equity and regulatory capital for the major differences between IFRS and Canadian GAAP. The table also shows the impact to Tier 1 capital over the phase-in period.

Estimated Impact on Tier 1 capital impact over the permitted phase-in period — **Table 68**

			Estimated Tier 1 capital Impact with Phase-in (subject to change) (3)				
			As at				
(C$ millions)	Reduction to Shareholders' Equity (1)	Proforma Reduction Tier 1 Capital (2)	January 31 2012	April 30 2012	July 31 2012	October 31 2012	January 31 2013
Employee Benefits	$ 1,400	$ 1,400	$ 250	$ 550	$ 800	$ 1,100	$ 1,400
Securitization	500	400	100	150	250	300	400
Special Purpose Entities	250	200	40	80	120	160	200
Goodwill	1,260	–	–	–	–	–	–
All other transition impacts	160	500	110	220	330	440	500
Total	**$ 3,570**	**$ 2,500**	**$ 500**	**$ 1,000**	**$ 1,500**	**$ 2,000**	**$ 2,500**

(1) Under IFRS, Total Equity is comprised of Equity attributable to shareholders and Non-controlling interest in subsidiaries. The impact reflected in this column relates to the reduction to Equity attributable to shareholders.

(2) The one-time phase-in calculation will be based on the IFRS – Canadian GAAP differences in effect at November 1, 2011, which are not completed at this time, adjusted for known differences, and are subject to change.

(3) All Tier 1 capital amounts shown are under Basel II. We anticipate that the January 31, 2013 impact will be determined under Basel III which, as indicated in the Regulatory environment section, is still being formulated.

All estimates noted above are subject to continuing change and monitoring.

Pension obligations

Through a number of defined benefit and defined contribution plans we provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefits include health, dental, disability and life insurance coverage. All new full-time employees in Canada hired on or after January 1, 2012 will join the defined contribution pension plan after six months of service.

We measured our benefit obligations and pension plan assets as at September 30, 2011. During the year, corporate bond yields, which determine the selection of the discount rate we use to measure our benefit obligations, have remained flat relative to last year. This has resulted in a minor $1 million actuarial loss in our benefit obligation, which was less than our pension plan asset gains of $140 million and decreased our overall pension liability. Gains and losses on our pension plan assets are amortized over the estimated average remaining service life of the plan, which decreases the volatility to our expenses recognized every year. We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. We continue to fund our pension plans in accordance with federal, provincial, and applicable foreign regulations. For our principal pension plans, the most recent actuarial valuation performed for funding purposes was completed on January 1, 2011. Based on the result of this valuation, our pension plan funding contributions for 2011 were based on the minimum funding requirements set by pension regulators. Total contributions to our defined benefit pension plans for 2011 were $178 million. For further information, refer to Note 20 to our 2011 Annual Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and the Chief Administrative Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2011, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2011.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. See Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Chartered Accountants. No changes were made in our internal control over financial reporting during the year ended October 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services, operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 9 and 27 to our 2011 Annual Consolidated Financial Statements.

Net interest income on average assets and liabilities – on a continuing basis

Table 69

(C$ millions, except percentage amounts)	Average balances 2011	Average balances 2010	Average balances 2009	Interest (1) 2011	Interest (1) 2010	Interest (1) 2009	Average rate 2011	Average rate 2010	Average rate 2009
Assets									
Deposits with other banks									
Canada (2)	$ 2,778	$ 1,377	$ 4,092	$ 19	$ 14	$ 37	.68%	1.02%	.90%
United States	4,666	4,140	4,645	8	12	11	.28	.29	.24
Other International (2)	4,481	4,529	2,576	64	33	114	1.01	.73	4.43
	11,925	10,046	11,313	91	59	162	.76	.59	1.43
Securities									
Trading (3)	164,538	147,702	133,775	4,178	3,729	4,041	2.54	2.52	3.02
Available-for-sale	37,125	38,890	45,289	940	990	1,698	2.53	2.55	3.75
	201,663	186,592	179,064	5,118	4,719	5,739	2.54	2.53	3.20
Asset purchased under reverse repurchase agreements and securities borrowed	82,356	57,508	44,476	736	474	931	.89	.82	2.09
Loans									
Canada									
Retail (3)	219,274	204,592	185,318	9,268	9,138	8,660	4.23	4.47	4.67
Wholesale	31,333	30,716	35,074	1,075	1,035	1,179	3.43	3.47	3.36
	250,607	235,308	220,392	10,343	10,173	9,839	4.13	4.32	4.46
United States	15,224	14,171	16,393	902	500	678	5.92	3.53	4.14
Other International	15,868	15,243	17,559	1,730	1,821	1,923	10.90	11.95	10.95
	281,699	264,722	254,344	12,975	12,494	12,440	4.61	4.72	4.89
Total interest-earning assets	577,643	518,868	489,197	18,920	17,746	19,272	3.28	3.42	3.94
Non-interest-bearing deposits with other banks	6,665	5,923	5,895	–	–	–	–	–	–
Customers' liability under acceptances	7,547	7,983	10,246	–	–	–	–	–	–
Other assets	148,545	150,226	189,962	–	–	–	–	–	–
Total assets	$740,400	$683,000	$695,300	$18,920	$17,746	$19,272	2.56%	2.60%	2.77%
Liabilities and shareholders' equity									
Deposits (3), (4)									
Canada	$195,110	$177,830	$172,736	$ 2,911	$ 2,646	$ 2,946	1.47%	1.49%	1.71%
United States	45,058	39,464	40,191	232	160	442	.51	.41	1.10
Other International	129,293	126,460	143,736	2,099	2,111	3,038	1.62	1.67	2.11
	369,461	343,754	356,663	5,242	4,917	6,426	1.42	1.43	1.80
Obligations related to securities sold short	56,479	47,689	37,597	2,168	1,749	1,286	3.84	3.67	3.42
Obligations related to assets sold under repurchase agreements and securities loaned	51,026	42,458	36,647	518	356	409	1.02	.84	1.12
Subordinated debentures	7,833	6,321	7,377	353	307	350	4.51	4.86	4.74
Other interest-bearing liabilities	601	946	3,943	39	79	95	6.49	8.35	2.41
Total interest-bearing liabilities	485,400	441,168	442,227	8,320	7,408	8,566	1.71	1.68	1.94
Non-interest-bearing deposits (3)	58,551	48,005	42,949	–	–	–	–	–	–
Acceptances	7,547	7,983	10,247	–	–	–	–	–	–
Other liabilities	148,627	147,885	165,310	–	–	–	–	–	–
Total liabilities	$700,125	$645,041	$660,733	$ 8,320	$ 7,408	$ 8,566	1.19%	1.15%	1.30%
Shareholders' Equity									
Preferred	4,737	4,718	4,130	–	–	–	–	–	–
Common	35,538	33,241	30,437	–	–	–	–	–	–
Total liabilities and shareholders' equity	$740,400	$683,000	$695,300	$ 8,320	$ 7,408	$ 8,566	1.12%	1.08%	1.23%
Net interest income and margin	$740,400	$683,000	$695,300	$10,600	$10,338	$10,706	1.43%	1.51%	1.54%
Net interest income and margin (average earning assets)									
Canada	$362,938	$333,546	$311,715	$ 8,870	$ 8,405	$ 7,863	2.44%	2.52%	2.52%
United States	77,301	69,877	72,683	1,123	1,079	1,298	1.49	1.54	1.79
Other International	137,404	115,445	104,799	607	854	1,544	.44	.74	1.47
Total	$577,643	$518,868	$489,197	$10,600	$10,338	$10,705	1.84%	1.99%	2.19%

(1) Interest income includes loan fees of $434 million (2010 – $390 million; 2009 – $364 million).
(2) Certain deposits that were categorized as Other international were reclassified as Canada to reflect the location of these deposits.
(3) Deposits include savings deposits with average balances of $97 billion (2010 – $83 billion; 2009 – $66 billion), interest expense of $.6 billion (2010 – $.4 billion; 2009 – $.3 billion) and average rates of .6% (2010 – .4%; 2009 – .3%). Deposits also include term deposits with average balances of $245 billion (2010 – $230 billion; 2009 – $261 billion), interest expense of $3.4 billion (2010 – $3.8 billion; 2009 – $5.3 billion) and average rates of 1.40% (2010 – 1.64%; 2009 – 2.05%).
(4) Comparative amounts have been reclassified from those previously reported.

Change in net interest income (1) – on a continuing basis

Table 70

(C$ millions)	2011 vs. 2010 Increase (decrease) due to changes in Average volume (2)	Average rate (2)	Net change	2010 vs. 2009 Increase (decrease) due to changes in Average volume (2)	Average rate (2)	Net change
Assets						
Deposits with other banks						
Canada (4)	$ 11	$ (6)	$ 5	$ (27)	$ 4	$ (23)
U.S.	1	(5)	(4)	(1)	2	1
Other international (4)	0	31	31	52	(133)	(81)
Securities						
Trading (3)	427	22	449	394	(706)	(312)
Available-for-sale	(45)	(5)	(50)	(217)	(491)	(708)
Asset purchased under reverse repurchase agreements and securities borrowed	219	43	262	219	(676)	(457)
Loans						
Canada (4)						
Retail (3)	636	(506)	130	873	(395)	478
Wholesale	21	19	40	(147)	3	(144)
U.S.	40	362	402	(85)	(93)	(178)
Other international (4)	72	(163)	(91)	(268)	166	(102)
Total interest income	$ 1,382	$ (208)	$ 1,174	$ 793	$(2,319)	$ (1,526)
Liabilities						
Deposits (3)						
Canada	$ 258	$ 7	$ 265	$ 85	$ (385)	$ (300)
U.S.	25	47	72	(8)	(274)	(282)
Other international	47	(59)	(12)	(337)	(590)	(927)
Obligations related to securities sold short	334	85	419	365	98	463
Obligations related to assets sold under repurchase agreements and securities loaned	79	83	162	59	(112)	(53)
Subordinated debentures	69	(23)	46	(51)	8	(43)
Other interest-bearing liabilities	(24)	(16)	(40)	(115)	99	(16)
Total interest expense	$ 788	$ 124	$ 912	$ (2)	$(1,156)	$ (1,158)
Net interest income	$ 594	$ (332)	$ 262	$ 795	$(1,163)	$ (368)

(1) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
(2) Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.
(3) Comparative amounts have been reclassified from those previously reported.
(4) Certain deposits that were categorized as Other international were reclassified as Canada to reflect the location of these deposits.

Loans and acceptances by geography – 2011 to 2009 on a continuing basis

Table 71

As at October 31 (C$ millions)	2011	2010	2009	2008	2007
Canada					
Residential mortgages	$132,018	$124,064	$117,292	$117,690	$107,453
Personal	75,668	69,291	60,493	48,780	42,506
Credit cards	8,793	9,704	8,285	8,538	8,142
Small business	2,481	2,712	2,851	2,804	2,652
Retail	218,960	205,771	188,921	177,812	160,753
Business	46,529	45,217	47,110	53,775	51,237
Sovereign	3,802	2,785	1,394	1,544	585
Bank	770	808	1,096	978	521
Wholesale	$ 51,101	$ 48,810	$ 49,600	$ 56,297	$ 52,343
	$270,061	$254,581	$238,521	$234,109	$213,096
United States					
Retail	4,372	4,230	4,163	12,931	6,804
Wholesale	12,366	7,584	9,310	30,943	18,548
	16,738	11,814	13,473	43,874	25,352
Other International					
Retail	5,152	4,936	4,625	4,712	1,905
Wholesale	13,980	11,084	12,964	20,345	10,862
	19,132	16,020	17,589	25,057	12,767
Total loans and acceptances	$305,931	$282,415	$269,583	$303,040	$251,215
Total allowance for loan losses	(1,958)	(2,038)	(2,164)	(2,215)	(1,493)
Total loans and acceptances, net of allowance for loan losses	$303,973	$280,377	$267,419	$300,825	$249,722

Loans and acceptances by portfolio and sector – 2011 to 2009 on a continuing basis — Table 72

As at October 31 (C$ millions)	2011	2010	2009	2008	2007
Residential mortgages	$ 134,804	$ 126,790	$ 119,945	$ 122,991	$ 109,745
Personal	82,192	75,519	66,405	60,727	48,743
Credit cards	9,007	9,916	8,508	8,933	8,322
Small business	2,481	2,712	2,851	2,804	2,652
Retail	$ 228,484	$ 214,937	$ 197,709	$ 195,455	$ 169,462
Business					
Agriculture	4,880	4,705	4,967	5,305	5,367
Automotive	3,025	3,228	3,282	3,999	3,285
Consumer goods	5,341	5,202	5,323	7,389	5,206
Energy	6,545	5,869	6,984	8,146	7,632
Non-bank financial services	3,857	4,593	3,345	8,788	6,959
Forest products	698	726	761	1,152	1,349
Industrial products	3,381	3,143	3,331	5,033	4,119
Mining & metals	1,122	587	1,746	3,947	2,301
Real estate & related	15,569	12,651	13,308	22,978	19,187
Technology & media	2,712	2,257	2,307	3,206	2,423
Transportation & environment	4,927	3,546	4,184	4,239	2,656
Other (1)	18,296	15,290	17,041	25,623	17,583
Sovereign	4,650	3,765	2,779	2,496	932
Bank	2,444	1,916	2,516	5,284	2,754
Wholesale	$ 77,447	$ 67,478	$ 71,874	$ 107,585	$ 81,753
Total loans and acceptances	$ 305,931	$ 282,415	$ 269,583	$ 303,040	$ 251,215
Total allowance for loan losses	(1,958)	(2,038)	(2,164)	(2,215)	(1,493)
Total loans and acceptances, net of allowance for loan losses	$ 303,973	$ 280,377	$ 267,419	$ 300,825	$ 249,722

(1) Other in 2011 related to other services, $6.0 billion; financing products, $4.1 billion; holding and investments, $4.2 billion; health, $3.1 billion; and other, $.9 billion.

Impaired loans by portfolio and geography – 2011 to 2009 on a continuing basis Table 73

As at October 31 (C$ millions except percentage amounts)	2011	2010	2009	2008	2007
Residential mortgages	$ 719	$ 691	$ 533	$ 340	$ 180
Personal	289	278	290	348	189
Small business	40	49	59	40	19
Retail	1,048	1,018	882	728	388
Business					
Agriculture	$ 75	$ 74	$ 79	$ 95	$ 65
Automotive	38	97	36	20	5
Consumer goods	91	91	111	57	83
Energy	33	104	100	80	3
Non-bank financial services	13	28	197	25	14
Forest products	27	49	47	25	29
Industrial products	38	102	143	194	29
Mining & metals	4	8	18	7	4
Real estate & related	464	560	422	1,137	353
Technology & media	47	68	114	45	10
Transportation & environment	105	52	20	10	19
Other (1)	371	385	514	500	116
Sovereign	–	9	10	–	–
Bank	33	34	62	–	–
Wholesale	1,339	1,661	1,873	2,195	730
Total impaired loans (2)	$ 2,387	$ 2,679	$ 2,755	$ 2,923	$ 1,118
Canada					
Residential mortgages	$ 567	$ 544	$ 441	$ 238	$ 149
Personal	188	174	173	150	152
Small business	40	49	59	40	19
Retail	795	767	673	428	320
Business					
Agriculture	$ 62	$ 71	$ 77	$ 95	$ 64
Automotive	30	87	27	17	4
Consumer goods	48	53	53	43	81
Energy	25	65	5	5	1
Non-bank financial services	1	1	1	3	3
Forest products	7	11	20	22	28
Industrial products	26	99	140	174	28
Mining & metals	2	4	6	6	4
Real estate & related	164	177	232	50	53
Technology & media	43	55	88	10	10
Transportation & environment	12	42	17	10	19
Other	93	106	173	94	82
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	513	771	839	529	377
Total	$ 1,308	$ 1,538	1,512	957	697
United States					
Retail	$ 6	$ –	$ –	$ 133	$ 27
Wholesale	176	364	719	1,526	322
Total	$ 182	$ 364	$ 719	$ 1,659	$ 349
Other International					
Retail	$ 247	$ 251	$ 209	$ 167	$ 41
Wholesale	650	526	315	140	31
Total	$ 897	$ 777	$ 524	$ 307	$ 72
Total impaired loans	$ 2,387	$ 2,679	$ 2,755	$ 2,923	$ 1,118
Specific allowance for loan losses	(646)	(721)	(863)	(767)	(351)
Net impaired loans	$ 1,741	$ 1,958	$ 1,892	$ 2,156	$ 767
Gross impaired loans as a % of loans and acceptances					
Residential mortgages	.53%	.54%	.44%	.28%	.16%
Personal	.35%	.37%	.44%	.57%	.39%
Small business	1.63%	1.81%	2.07%	1.43%	.72%
Retail	.46%	.47%	.45%	.37%	.23%
Wholesale	1.73%	2.46%	2.61%	2.04%	.89%
Total	.78%	.95%	1.02%	.96%	.45%
Specific allowance for loan losses as a % of gross impaired loans	27.06%	26.91%	31.32%	26.24%	31.40%

(1) Other in 2011 is related to other, $97 million; financing products, $113 million; other services, $105 million; holding and investments, $37 million; and health, $19 million.
(2) Past due loans greater than 90 days not included in impaired loans were $130 million in 2011 (2010 – $180 million; 2009 – $312 million; 2008 – $347 million; 2007 – $280 million).

Provision for (recovery of) credit losses by portfolio and geography – 2011 to 2009 on a continuing basis — Table 74

(C$ millions, except percentage amounts)	2011	2010	2009	2008	2007
Residential mortgages	$ 11	$ 25	$ 22	$ 16	$ 5
Personal	427	457	494	445	364
Credit cards	364	399	393	270	223
Small business	34	45	55	46	34
Retail	$ 836	$ 926	$ 964	$ 777	$ 626
Business					
Agriculture	$ 6	$ 18	$ 18	$ 5	$ 2
Automotive	(4)	15	21	10	2
Consumer goods	14	29	38	19	27
Energy	(22)	(6)	13	21	(7)
Non-bank financial services	(11)	(34)	264	–	–
Forest products	3	3	11	2	10
Industrial products	–	(6)	38	95	10
Mining & metals	–	(1)	7	2	1
Real estate & related	60	184	124	345	78
Technology & media	(3)	5	94	21	(2)
Transportation & environment	28	10	8	3	7
Other (1)	66	76	296	130	28
Sovereign	–	–	–	–	–
Bank	–	15	20	–	–
Wholesale	$ 137	$ 308	$ 952	$ 653	$ 156
Total specific provision	$ 973	$ 1,234	$ 1,916	$ 1,430	$ 782
Canada					
Residential mortgages	$ 3	$ 7	$ 18	$ 8	$ 5
Personal	398	444	467	352	334
Credit cards	364	399	393	266	220
Small business	34	45	55	46	34
Retail	$ 799	$ 895	$ 933	$ 672	$ 593
Business					
Agriculture	$ 6	$ 18	$ 18	$ 5	$ 2
Automotive	(3)	15	17	10	2
Consumer goods	13	17	26	13	26
Energy	(11)	3	(4)	(3)	(4)
Non-bank financial services	–	(1)	36	–	–
Forest products	2	3	9	2	10
Industrial products	–	(4)	36	78	10
Mining & metals	1	2	2	1	1
Real estate & related	28	35	52	12	15
Technology & media	6	(6)	33	4	4
Transportation & environment	4	10	7	3	8
Other	27	30	204	27	28
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$ 73	$ 122	$ 436	$ 152	$ 102
Total	$ 872	$ 1,017	$ 1,369	$ 824	$ 695
United States					
Retail	$ 4	$ –	$ –	$ 84	$ 26
Wholesale	(13)	62	455	494	58
	$ (9)	$ 62	$ 455	$ 578	$ 84
Other International					
Retail	$ 33	$ 31	$ 31	$ 21	$ 7
Wholesale	77	124	61	7	(4)
	$ 110	$ 155	$ 92	$ 28	$ 3
Total specific provision	$ 973	$ 1,234	$ 1,916	$ 1,430	$ 782
Total general provision	2	6	251	165	9
Total provision for credit losses	975	1,240	2,167	1,595	791
Specific provision as a % of average net loans and acceptances	.34%	.45%	.72%	.53%	.33%

(1) Other in 2011 is related to financing products, $5 million; other services, $20 million; health, $2 million; holdings and investments, $4 million; and other, $35 million.

Allowance for credit losses by portfolio and geography – 2011 to 2009 on a continuing basis — Table 75

(C$ millions, except percentage amounts)	2011	2010	2009 (1)	2008	2007
Allowance at beginning of year	$ 2,126	$ 2,264	$ 1,734	$ 1,572	$ 1,486
Provision for credit losses	975	1,240	2,167	1,595	791
Write-offs by portfolio					
Residential mortgages	(16)	(11)	(9)	(9)	(5)
Personal	(515)	(538)	(535)	(504)	(446)
Credit cards	(440)	(463)	(445)	(319)	(268)
Small business	(45)	(56)	(54)	(44)	(42)
Retail	$ (1,016)	$ (1,068)	$ (1,043)	$ (876)	$ (761)
Business	$ (247)	$ (478)	$ (805)	$ (435)	$ (107)
Sovereign	(9)	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$ (256)	$ (478)	$ (805)	$ (435)	$ (107)
Total write-offs by portfolio	$ (1,272)	$ (1,546)	$ (1,848)	$ (1,311)	$ (868)
Recoveries by portfolio					
Residential mortgages	$ 2	$ 1	$ 1	$ 1	$ 1
Personal	78	79	65	76	75
Credit cards	76	63	52	49	46
Small business	7	7	5	7	7
Retail	$ 163	$ 150	$ 123	$ 133	$ 129
Business	$ 60	$ 51	$ 126	$ 29	$ 41
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$ 60	$ 51	$ 126	$ 29	$ 41
Total recoveries by portfolio	$ 223	$ 201	$ 249	$ 162	$ 170
Net write-offs	$ (1,049)	$ (1,345)	$ (1,599)	$ (1,149)	$ (698)
Adjustments (2)	(3)	(33)	(38)	281	(7)
Total allowance for credit losses at end of year	$ 2,049	$ 2,126	$ 2,264	$ 2,299	$ 1,572
Specific allowance for loan losses					
Canada					
Residential mortgages	$ 47	$ 47	$ 39	$ 23	$ 13
Personal	88	88	94	79	79
Small business	15	18	22	17	9
Retail	$ 150	$ 153	$ 155	$ 119	$ 101
Business					
Agriculture	$ 13	$ 14	$ 10	$ 13	$ 9
Automotive	15	27	6	5	2
Consumer goods	17	20	18	12	45
Energy	3	10	1	2	–
Non-bank financial services	–	1	–	9	9
Forest products	3	4	8	4	10
Industrial products	12	36	63	49	9
Mining & metals	1	1	1	1	1
Real estate & related	47	36	44	9	18
Technology & media	20	12	32	6	5
Transportation & environment	5	6	7	5	7
Other	40	40	72	23	38
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$ 176	$ 207	$ 262	$ 138	$ 153
	$ 326	$ 360	$ 417	$ 257	$ 254
United States					
Retail	$ 1	$ –	$ –	$ 21	$ 6
Wholesale	69	85	251	375	62
	$ 70	$ 85	$ 251	$ 396	$ 68
Other International					
Retail	$ 80	$ 83	$ 74	$ 68	$ 13
Wholesale	170	193	121	46	16
	$ 250	$ 276	$ 195	$ 114	$ 29
Total specific allowance for loan losses	$ 646	$ 721	$ 863	$ 767	$ 351
General allowance					
Residential mortgages	$ 41	$ 26	$ 24	$ 20	$ 16
Personal	412	480	449	461	349
Credit cards	365	365	313	270	193
Small business	60	60	47	47	37
Retail	$ 878	$ 931	$ 833	$ 798	$ 595
Wholesale	$ 434	$ 386	$ 468	$ 650	$ 370
General allowance for off-balance sheet items and other items	$ 91	$ 88	$ 100	$ 84	$ 256
Total general allowance	$ 1,403	$ 1,405	$ 1,401	$ 1,532	$ 1,221
Total allowance for credit losses	$ 2,049	$ 2,126	$ 2,264	$ 2,299	$ 1,572
Key ratios					
Allowance for credit losses as a % of loans and acceptances	.67%	.75%	.84%	.76%	.63%
Net write-offs as a % of average net loans and acceptances	.36%	.49%	.60%	.42%	.30%

(1) Opening allowance for credit losses as at November 1, 2008 has been restated due to the implementation of amendments to CICA section 3855.

(2) Other adjustments include primarily foreign exchange translations on non-Canadian dollar-denominated allowance for credit losses and acquisition adjustments for RBTT $25 million in 2008; ANB $50 million in 2008; and Flag Bank $21 million in 2007.

Credit quality information by Canadian province – 2011 to 2009 on a continuing basis — Table 76

(C$ millions)	2011	2010	2009	2008	2007
Loans and acceptances					
Atlantic provinces (1)	$ 14,702	$ 13,942	$ 12,709	$ 11,446	$ 11,556
Quebec	32,369	31,396	28,739	32,908	35,168
Ontario	123,099	112,559	106,957	105,410	90,242
Prairie provinces (2)	53,352	51,563	47,654	43,884	40,956
B.C. and territories (3)	46,539	45,121	42,462	40,461	35,174
Total loans and acceptances in Canada	$ 270,061	$ 254,581	$ 238,521	$ 234,109	$ 213,096
Gross impaired loans					
Atlantic provinces (1)	$ 66	$ 72	$ 57	$ 66	$ 53
Quebec	135	162	190	122	118
Ontario	398	598	647	504	322
Prairie provinces (2)	404	429	300	158	112
B.C. and territories (3)	305	277	318	107	92
Total gross impaired loans in Canada	$ 1,308	$ 1,538	$ 1,512	$ 957	$ 697
Specific provision					
Atlantic provinces (1)	$ 52	$ 50	$ 56	$ 43	$ 40
Quebec	56	85	90	63	66
Ontario	578	659	942	610	490
Prairie provinces (2)	90	146	138	60	51
B.C. and territories (3)	96	77	143	48	48
Total specific provision for credit losses in Canada	$ 872	$ 1,017	$ 1,369	$ 824	$ 695

(1) Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(2) Comprises Manitoba, Saskatchewan and Alberta.
(3) Comprises British Columbia, Nunavut, Northwest Territories and Yukon.

Small business loans and acceptances in Canada by sector – 2011 to 2009 on a continuing basis — Table 77

As at October 31 (C$ millions)	2011	2010	2009	2008	2007
Agriculture	$ 302	$ 332	$ 304	$ 261	$ 271
Automotive	684	643	666	636	650
Consumer goods	2,448	2,367	2,261	2,234	2,350
Energy	465	393	367	384	370
Non-bank financial services	71	73	66	84	88
Forest products	300	305	316	346	351
Industrial products	1,830	1,712	1,696	1,672	1,543
Mining & metals	140	113	102	100	98
Real estate & related	3,439	3,205	3,053	3,052	2,822
Technology & media	304	318	318	316	314
Transportation & environment	1,039	941	961	940	901
Other (1)	5,674	5,360	5,013	4,687	4,488
Total small business loans	$ 16,696	$ 15,762	$ 15,123	$ 14,712	$ 14,246

(1) Other sector in 2011 related primarily to other services, $3.2 billion; health, $1,835 million; holding and investment, $525 million; and financing products, $72 million.

Management's responsibility for financial reporting

The accompanying consolidated financial statements of Royal Bank of Canada (RBC) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the *Bank Act* (Canada) and Canadian generally accepted accounting principles (GAAP). Financial information appearing throughout our Management's Discussion and Analysis is consistent with these consolidated financial statements.

RBC's internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Chief Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into the business and affairs of RBC as deemed necessary to determine whether the provisions of the *Bank Act* are being complied with, and that RBC is in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of depositors and creditors of RBC.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of RBC upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Administrative Officer and Chief Financial Officer

Toronto, December 1, 2011

Report of Independent Registered Chartered Accountants

To the Shareholders of Royal Bank of Canada.

We have audited the accompanying consolidated financial statements of Royal Bank of Canada and subsidiaries (the "Bank"), which comprise the consolidated balance sheets as at October 31, 2011 and 2010, and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information included in the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and subsidiaries as at October 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of October 31, 2011, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2011 expressed an unqualified opinion on the Bank's internal control over financial reporting.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2011

Management's Report on Internal Control over Financial Reporting

Management of Royal Bank of Canada (RBC) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of our assets
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and RBC receipts and expenditures are made only in accordance with authorizations of management and directors of RBC
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of RBC assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of the internal control over financial reporting of RBC as of October 31, 2011, based on the criteria set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of October 31, 2011, internal control over financial reporting was effective based on the criteria established in the *Internal Control – Integrated Framework*. Also, based on the results of our evaluation, management concluded that there were no material weaknesses that have been identified in internal control over financial reporting as of October 31, 2011.

The internal control over financial reporting of RBC as of October 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended October 31, 2011, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Administrative Officer and Chief Financial Officer
Toronto, December 1, 2011

Report of Independent Registered Chartered Accountants

To the Shareholders of Royal Bank of Canada

We have audited the internal control over financial reporting of Royal Bank of Canada and subsidiaries (the "Bank") as of October 31, 2011 based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011 based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended October 31, 2011 of the Bank and our report dated December 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 1, 2011

Consolidated Balance Sheets

As of October 31 (C$ millions)	2011	2010 (1)
Assets		
Cash and due from banks	$ 13,247	$ 8,440
Interest-bearing deposits with banks	12,181	13,254
Securities (Note 3)		
Trading	145,274	144,925
Available-for-sale	34,284	38,594
	179,558	183,519
Assets purchased under reverse repurchase agreements and securities borrowed	84,947	72,698
Loans (Note 4 and 5)		
Retail	228,484	214,937
Wholesale	69,758	60,107
	298,242	275,044
Allowance for loan losses	(1,958)	(2,038)
	296,284	273,006
Other		
Customers' liability under acceptances	7,689	7,371
Derivatives (Note 7)	100,013	106,155
Premises and equipment, net (Note 8)	2,490	2,139
Goodwill (Note 10)	7,703	6,660
Other intangibles (Note 10)	2,115	1,710
Assets of discontinued operations (Note 11)	27,143	34,364
Other assets (Note 12)	18,332	16,890
	165,485	175,289
	$ 751,702	$ 726,206
Liabilities and shareholders' equity		
Deposits (Note 13)		
Personal	$ 166,030	$ 151,347
Business and government	258,494	239,233
Bank	19,657	23,981
	444,181	414,561
Other		
Acceptances	7,689	7,371
Obligations related to securities sold short	44,284	46,597
Obligations related to assets sold under repurchase agreements and securities loaned	46,188	41,207
Derivatives (Note 7)	101,437	108,908
Insurance claims and policy benefit liabilities (Note 14)	6,875	6,273
Liabilities of discontinued operations (Note 11)	20,071	24,454
Other liabilities (Note 15)	29,580	28,220
	256,124	263,030
Subordinated debentures (Note 16)	7,749	6,681
Trust capital securities (Note 17)	-	727
Non-controlling interest in subsidiaries (Note 19)	1,941	2,256
Shareholders' equity (Note 18)		
Preferred shares	4,813	4,813
Common shares (shares issued – 1,438,376,317 and 1,424,921,817)	14,017	13,378
Contributed surplus	212	236
Treasury shares – preferred (shares held – 6,341 and 86,400)	-	(2)
– common (shares held – (146,075) and 1,719,092)	8	(81)
Retained earnings	24,282	22,706
Accumulated other comprehensive loss	(1,625)	(2,099)
	41,707	38,951
	$ 751,702	$ 726,206

(1) Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 11.

Gordon M. Nixon
President and Chief Executive Officer

Victor L. Young
Director

Consolidated Statements of Income

For the year ended October 31 (C$ millions)	2011	2010 (1)	2009 (1)
Interest income			
Loans	$ 12,975	$ 12,494	$ 12,440
Securities	5,118	4,719	5,739
Assets purchased under reverse repurchase agreements and securities borrowed	736	474	931
Deposits with banks	91	59	162
	18,920	17,746	19,272
Interest expense			
Deposits	5,242	4,917	6,426
Other liabilities	2,725	2,184	1,790
Subordinated debentures	353	307	351
	8,320	7,408	8,567
Net interest income	10,600	10,338	10,705
Non-interest income			
Insurance premiums, investment and fee income	4,479	4,485	4,067
Trading revenue	800	1,333	2,380
Investment management and custodial fees	1,998	1,774	1,615
Mutual fund revenue	1,977	1,571	1,400
Securities brokerage commissions	1,329	1,271	1,357
Service charges	1,324	1,321	1,299
Underwriting and other advisory fees	1,489	1,193	1,049
Foreign exchange revenue, other than trading	683	608	635
Card service revenue	646	521	728
Credit fees	707	621	522
Securitization revenue (Note 5)	797	764	1,169
Net gain (loss) on available-for-sale securities (Note 3)	128	38	(611)
Other	473	244	126
Non-interest income	16,830	15,744	15,736
Total revenue	27,430	26,082	26,441
Provision for credit losses (Note 4)	975	1,240	2,167
Insurance policyholder benefits, claims and acquisition expense	3,360	3,546	3,042
Non-interest expense			
Human resources (Note 20 and 21)	8,958	8,430	8,480
Equipment	1,011	944	958
Occupancy	1,027	960	934
Communications	745	750	686
Professional fees	683	572	484
Outsourced item processing	268	278	283
Amortization of other intangibles (Note 10)	480	440	393
Other	1,281	1,095	1,218
	14,453	13,469	13,436
Income before income taxes	8,642	7,827	7,796
Income taxes (Note 23)	1,888	1,996	2,015
Net income before non-controlling interest	6,754	5,831	5,781
Non-controlling interest in net income of subsidiaries	104	99	100
Net income from continuing operations	6,650	5,732	5,681
Net loss from discontinued operations (Note 11)	(1,798)	(509)	(1,823)
Net income	$ 4,852	$ 5,223	$ 3,858
Preferred dividends (Note 18)	(258)	(258)	(233)
Net income available to common shareholders	$ 4,594	$ 4,965	$ 3,625
Average number of common shares (in thousands) (Note 24)	1,430,722	1,420,719	1,398,675
Basic earnings per share (in dollars)	$ 3.21	$ 3.49	$ 2.59
Basic earnings per share from continuing operations (in dollars)	$ 4.47	$ 3.85	$ 3.90
Basic loss per share from discontinued operations (in dollars)	$ (1.26)	$ (.36)	$ (1.31)
Average number of diluted common shares (in thousands) (Note 24)	1,437,904	1,433,754	1,412,126
Diluted earnings per share (in dollars)	$ 3.19	$ 3.46	$ 2.57
Diluted earnings per share from continuing operations (in dollars)	$ 4.45	$ 3.82	$ 3.86
Diluted (loss) per share from discontinued operations (in dollars)	$ (1.26)	$ (.36)	$ (1.29)
Dividends per share (in dollars)	$ 2.08	$ 2.00	$ 2.00

(1) Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 11.

Consolidated Statements of Comprehensive Income

For the year ended October 31 (C$ millions)	2011	2010	2009
Comprehensive income			
Net income	$ 4,852	$ 5,223	$ 3,858
Other comprehensive income, net of taxes (Note 23)			
Net unrealized (losses) gains on available-for-sale securities	(128)	441	662
Reclassification of (gains) losses on available-for-sale securities to income	(7)	(261)	330
Net change in unrealized (losses) gains on available-for-sale securities	(135)	180	992
Unrealized foreign currency translation losses	(695)	(1,785)	(2,973)
Reclassification of (gains) losses on foreign currency translation to income	(8)	(5)	2
Net foreign currency translation gains from hedging activities	725	1,479	2,399
Foreign currency translation adjustments	22	(311)	(572)
Net gains (losses) on derivatives designated as cash flow hedges	309	(334)	156
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	278	82	(38)
Net change in cash flow hedges	587	(252)	118
Other comprehensive income (loss)	474	(383)	538
Total comprehensive income	$ 5,326	$ 4,840	$ 4,396

Consolidated Statements of Changes in Shareholders' Equity

For the year ended October 31 (C$ millions)	2011	2010	2009
Preferred shares (Note 18)			
Balance at beginning of year	$ 4,813	$ 4,813	$ 2,663
Issued	-	-	2,150
Balance at end of year	4,813	4,813	4,813
Common shares (Note 18)			
Balance at beginning of year	13,378	13,075	10,384
Issued	639	303	2,691
Balance at end of year	14,017	13,378	13,075
Contributed surplus			
Balance at beginning of year	236	246	242
Renounced stock appreciation rights	-	-	(7)
Stock-based compensation awards	(32)	(9)	(11)
Other	8	(1)	22
Balance at end of year	212	236	246
Treasury shares – preferred (Note 18)			
Balance at beginning of year	(2)	(2)	(5)
Sales	97	129	2,757
Purchases	(95)	(129)	(2,754)
Balance at end of year	-	(2)	(2)
Treasury shares – common (Note 18)			
Balance at beginning of year	(81)	(95)	(104)
Sales	6,074	6,814	12,212
Purchases	(5,985)	(6,800)	(12,203)
Balance at end of year	8	(81)	(95)
Retained earnings			
Balance at beginning of year	22,706	20,585	19,816
Transition adjustment – Financial instruments (1)	-	-	66
Net income	4,852	5,223	3,858
Preferred share dividends (Note 18)	(258)	(258)	(233)
Common share dividends (Note 18)	(2,979)	(2,843)	(2,819)
Issuance costs and other	(39)	(1)	(103)
Balance at end of year	24,282	22,706	20,585
Accumulated other comprehensive (loss) income			
Transition adjustment – Financial instruments (1)	59	59	59
Unrealized gains and losses on available-for-sale securities	(31)	104	(76)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,663)	(1,685)	(1,374)
Gains and losses on derivatives designated as cash flow hedges	10	(577)	(325)
Balance at end of year	(1,625)	(2,099)	(1,716)
Retained earnings and Accumulated other comprehensive income	22,657	20,607	18,869
Shareholders' equity at end of year	$ 41,707	$ 38,951	$ 36,906

(1) Transition adjustment relates to amendments to CICA Handbook Section 3855 that were effective November 1, 2008.

Consolidated Statements of Cash Flows

For the year ended October 31 (C$ millions)	2011	2010 (1)	2009 (1)
Cash flows from operating activities			
Net income from continuing operations	$ 6,650	$ 5,732	$ 5,681
Adjustments to determine net cash from (used in) operating activities			
Provision for credit losses	975	1,240	2,167
Depreciation	385	381	353
Future income taxes	(160)	119	455
Amortization of other intangibles	480	440	393
(Gain) loss on sale of premises and equipment	(1)	2	(12)
Gain on securitizations	(234)	(154)	(932)
Gain on available-for-sale securities	(239)	(235)	(13)
Writedown of available-for-sale securities	101	189	618
Changes in operating assets and liabilities			
Insurance claims and policy benefit liabilities	602	1,050	899
Net change in accrued interest receivable and payable	(177)	(39)	(178)
Current income taxes	398	(1,748)	3,369
Derivative assets	6,142	(14,060)	44,001
Derivative liabilities	(7,469)	24,522	(44,317)
Trading securities	3,358	(2,589)	(10,283)
Net change in brokers and dealers receivable and payable	99	(2,592)	2,396
Other	1,204	(490)	4,709
Net cash from operating activities from continuing operations	12,114	11,768	9,306
Net cash used in operating activities from discontinued operations	(1,776)	(474)	(1,903)
Net cash from operating activities	10,338	11,294	7,403
Cash flows from investing activities			
Change in interest-bearing deposits with banks	1,073	(4,336)	11,113
Change in loans, net of securitizations	(44,504)	(32,778)	(22,327)
Proceeds from securitizations	11,670	7,710	21,218
Proceeds from sale of available-for-sale securities	9,926	8,990	12,979
Proceeds from maturity of available-for-sale securities	33,543	31,478	15,415
Purchases of available-for-sale securities	(33,229)	(34,590)	(30,229)
Net acquisitions of premises and equipment and software	(1,338)	(960)	(689)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(12,249)	(31,118)	3,226
Net cash used in acquisitions	(1,306)	(82)	(27)
Net cash (used in) from investing activities from continuing operations	(36,414)	(55,686)	10,679
Net cash from investing activities from discontinued operations	3,478	4,112	5,239
Net cash (used in) from investing activities	(32,936)	(51,574)	15,918
Cash flows from financing activities			
Change in deposits	29,620	36,104	(37,858)
Redemption of RBC Trust Capital Securities (RBC TruCS)	(750)	(650)	-
Issue of subordinated debentures	1,500	1,500	-
Repayment of subordinated debentures	(404)	(1,305)	(1,500)
Issue of preferred shares	-	-	2,150
Issue of common shares	146	125	2,439
Sales of treasury shares	6,171	6,943	14,969
Purchase of treasury shares	(6,080)	(6,929)	(14,957)
Dividends paid	(3,049)	(2,934)	(2,744)
Issuance costs	-	-	(77)
Dividends/distributions paid by subsidiaries to non-controlling interests	(93)	(93)	(4)
Change in obligations related to assets sold under repurchase agreements and securities loaned	4,981	7,020	3,217
Change in obligations related to securities sold short	(2,313)	5,238	13,852
Change in short-term borrowings of subsidiaries	(679)	(77)	(1,558)
Net cash from (used in) financing activities from continuing operations	29,050	44,942	(22,071)
Net cash from (used in) financing activities from discontinued operations	124	(3,517)	(3,712)
Net cash from (used in) financing activities	29,174	41,425	(25,783)
Effect of exchange rate changes on cash and due from banks	57	(168)	(271)
Net change in cash and due from banks from continuing operations	4,807	856	(2,357)
Cash and due from banks at beginning of year from continuing operations	8,440	7,584	9,941
Cash and due from banks at end of year from continuing operations	$ 13,247	$ 8,440	$ 7,584
Cash and due from banks at end of year from discontinued operations	$ 2,716	$ 890	$ 769
Cash and due from banks at end of year	$ 15,963	$ 9,330	$ 8,353
Supplemental disclosure of cash flow information			
Amount of interest paid in year	$ 8,818	$ 7,790	$ 9,910
Amount of income taxes paid (recovery) in year	$ 1,512	$ 4,654	$ (102)

(1) Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 11.

The accompanying Consolidated Financial Statements have been prepared in accordance with Subsection 308 of the *Bank Act* (Canada) (the Act), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

General

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (VIEs) where we are the Primary Beneficiary after elimination of intercompany transactions and balances. The equity method is used to account for investments in associated corporations and limited partnerships in which we have significant influence. These investments are reported in Other assets. Our share of earnings, gains and losses realized on dispositions and writedowns to reflect other-than-temporary impairment in the value of these investments is recorded as Other Non-interest income. The proportionate consolidation method is used to account for investments in joint ventures in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses is consolidated.

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Certain estimates, including the allowance for credit losses, the fair value of financial instruments, accounting for securitizations, litigation provisions, VIEs, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, the carrying value of goodwill and finite lived intangible assets, credit card customer loyalty reward program liability and income taxes, require management to make subjective or complex judgments. Accordingly, actual results could differ from these and other estimates thereby impacting our future Consolidated Financial Statements.

Change in financial statement presentation

Treasury Stock

During the year, we changed the presentation of our sales and purchases of treasury stock from a net basis to a gross basis. This change pertains to our common and preferred shares. All periods presented in our Consolidated Statements of Shareholders' Equity have been restated to conform to the current year's presentation.

Discontinued operations

As described in Note 11, in June 2011, we reached a definitive agreement to sell substantially all of our U.S. regional banking operations and have committed to sell certain other U.S. regional banking assets. We have accounted for these entities as discontinued operations; accordingly, the financial information in the following notes reflect the results of our continuing operations only for all periods presented unless otherwise specified.

On April 29, 2011, we completed the sale of Liberty Life Insurance Company (Liberty Life), our U.S. insurance business. We initially announced the sale in October 2010 when the agreement was reached but did not present Liberty Life's results as discontinued operations since they were not significant to our consolidated financial position or results of operations. We have decided to reclassify the results of Liberty Life and present them for all periods presented as discontinued operations in conjunction with those of our U.S. regional banking operations in order to provide a comprehensive view of our continuing and discontinued operations.

Significant accounting changes

No significant accounting changes were effective for us in 2011.

Financial Instruments – Recognition and measurement

Securities

Securities are classified, based on management's intentions, as held-for-trading, available-for-sale (AFS), held-to-maturity or loans and receivables.

Held-for-trading securities include securities purchased for sale in the near term and securities designated as held-for-trading under the fair value option and are reported at fair value. Obligations to deliver trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenue in Non-interest income. Dividend and interest income accruing on trading securities is recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

AFS securities include: (i) securities which may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs; (ii) loan substitute securities which are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the clients with a borrowing rate advantage, and (iii) loans and receivables for which we may not recover substantially all of our initial investment, other than because of credit deterioration. AFS securities are measured at fair value with the difference between the fair value and its amortized cost, including changes in foreign exchange rates, recognized in Other comprehensive income (OCI), net of tax. Purchase premiums or discounts on AFS debt securities are amortized over the life of the security using the effective interest method and are recognized in Net interest income. Investments in equity instruments classified as AFS that do not have a quoted market price in an active market are measured at cost.

At each reporting date, and more frequently when conditions warrant, we evaluate our AFS securities with unrealized losses to determine whether those unrealized losses are other-than-temporary. This determination is based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer, and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If our assessment indicates that the impairment in value is other-than-temporary, or we do not have the intent or ability to hold the security until its fair value recovers, the security is classified as impaired, and a loss is recognized in net income.

Gains and losses realized on disposal of AFS securities and losses related to other-than-temporary impairment in value of AFS securities are included in Non-interest income as net gains or losses on AFS securities.

Held-to-maturity securities are debt securities where we have the intention and ability to hold the investment until its maturity date. These securities are carried at amortized cost using the effective interest method. Interest income and amortization of premiums and discounts on debt securities are recorded in Net interest income. We hold a nominal amount of held-to-maturity securities in our normal course of business. All held-to-maturity securities have been included with AFS securities on our Consolidated Balance Sheets. Impairments are assessed using the same impairment model for loans in accordance with the Canadian Institute of Chartered Accountant's (CICA) Handbook Section *3855 Financial Instruments – Recognition and Measurement* (Section 3855). Refer to the Loans section for details.

We account for all of our securities using settlement date accounting except that changes in fair value between the trade date and settlement date are reflected in income for securities classified or designated as held-for-trading while changes in the fair value of AFS securities between the trade and settlement dates are recorded in OCI.

Fair value option
A financial instrument can be designated as held-for-trading (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have a reliably measurable fair value and satisfy one of the following criteria established by OSFI: (i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets or financial liabilities or both that are managed and evaluated on a fair value basis in accordance with our risk management or investment strategy so as to eliminate or significantly reduce significant financial risks, and are reported to senior management on that basis; or (iii) there is an embedded derivative in the financial or non-financial host contract and the derivative is not closely related to the host contract.

Financial instruments designated as held-for-trading using the fair value option are recorded at fair value and any gain or loss arising due to changes in fair value are included in income. These instruments cannot be reclassified out of held-for-trading category while they are held or issued.

To determine the fair value adjustments on our debt designated as held-for-trading, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using RBC's effective funding rate at the beginning and end of the period with the unrealized change in present value recorded in Net income.

Transaction costs
Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements
We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby we monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We have the right to liquidate the collateral held in the event of counterparty default. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold plus accrued interest, respectively, except when they are designated using the fair value option as held-for-trading and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense, respectively, in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements carried at fair value under the fair value option are included in Trading revenue in Non-interest income.

Securitizations
Our various securitization activities generally consist of the transfer of financial assets to independent special purpose entities (SPEs) or trusts that issue securities to investors. SPEs may be a VIE as defined by CICA Accounting Guideline (AcG) 15, *Consolidation of Variable Interest Entities* (AcG-15) or a Qualifying SPE (QSPE) as defined under AcG-12, *Transfer of Receivables*.

These transactions are accounted for as sales and the transferred assets are removed from our Consolidated Balance Sheets when we are deemed to have surrendered control over such assets and have received consideration other than beneficial interests in these transferred assets. For control to be surrendered, all of the following must occur: (i) the transferred assets must be isolated from the seller, even in bankruptcy or other receivership; (ii) the purchaser must have the legal right to sell or pledge the transferred assets or, if the purchaser is a QSPE, its investors have the right to sell or pledge their ownership interest in the entity; and (iii) the seller must not continue to control the transferred assets through an agreement to repurchase them or have a right to cause the assets to be returned. If any one of these conditions is not met, the transfer is considered to be a secured borrowing for accounting purposes and the assets remain on our Consolidated Balance Sheets, with the net proceeds recognized as a liability.

In the case of loan securitizations, we generally sell loans or package mortgage-backed securities (MBS) to SPEs or trusts that issue securities to investors, but occasionally sell to third-party investors through dealers.

When MBS are created, we reclassify the loans at their carrying costs into MBS and retained interests on our Consolidated Balance Sheets. The retained interest largely represents the excess spread of loan interest over the MBS rate of return. The initial carrying value of the MBS and the related retained interests are determined based on their relative fair value on the date of securitization. MBS are classified as held-for-trading or AFS securities, based on management's intent. Retained interests are classified as AFS or as held-for-trading using the fair value option. Both MBS and retained interests classified as AFS are subject to periodic impairment review.

Gains on the sale of loans or MBS are recognized in Non-interest income and are dependent on the previous carrying amount of the loans or MBS involved in the transfer. To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management's best estimates of key assumptions such as payment rates, weighted average life of the pre-payable receivables, excess spread, expected credit losses and discount rates commensurate with the risks involved.

For each securitization transaction where we have retained the servicing rights, we assess whether the benefits of servicing represent adequate compensation. When the benefits of servicing are more than adequate, a servicing asset is recognized in Other – Other assets. When the benefits of servicing are not expected to be adequate, we recognize a servicing liability in Other – Other liabilities. Neither an asset nor a liability is recognized when we have received adequate compensation. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income.

In the case of bond securitizations, we purchase municipal government, government-related and corporate bonds, and issue securities that are sold to third-party investors. We do not retain any beneficial interest unless we purchase some of the certificates issued.

Acceptances
Acceptances are short-term negotiable instruments issued by our clients to third parties which we guarantee. The potential liability under acceptances is reported in Other – Acceptances on our Consolidated Balance Sheets. The recourse against our clients in the case of a call on these commitments is reported as a corresponding asset of the same amount in Other – Customers' liability under acceptances. Fees earned are reported in Non-interest income.

Derivatives
Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest rate, currency, credit and other market risks. The most frequently used derivative products are interest rate swaps, interest rate futures, forward rate agreements, interest rate options, foreign exchange forward contracts, currency swaps, foreign currency futures, foreign currency options, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. An embedded derivative is a component of a hybrid instrument that includes a non-derivative host contract, with the

effect that some of the cash flows of the hybrid instrument vary in a way similar to a stand-alone derivative. When an embedded derivative is separated, the host contract is accounted for based on GAAP applicable to a contract of that type without the embedded derivative. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met.

When derivatives are used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest income – Trading revenue. Derivatives with a positive fair value are reported as Derivative assets and derivatives with a negative fair value are reported as Derivative liabilities. Where we have both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate. Market and credit valuation adjustments, and premiums paid are also included in Derivative assets, while premiums received are shown in Derivative liabilities.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed in the Hedge accounting section below.

Hedge accounting

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. The hedging instrument must be highly effective in accomplishing the objective of offsetting either changes in the fair value or anticipated cash flows attributable to the risk being hedged both at inception and throughout the life of the hedge. Hedge accounting is discontinued prospectively when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument is terminated or sold, or upon the sale or early termination of the hedged item. Refer to Note 7 for the fair value of the derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value hedges

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to net income over the remaining life of the hedged items.

We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument's fair value caused by changes in interest rates. We also use, in limited circumstances, certain cash instruments to hedge our exposure to the changes in fair value of monetary assets attributable to changes in foreign currency exchange rates.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the amounts accumulated in Accumulated other comprehensive income (AOCI) are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early. We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability.

Net investment hedges

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts accumulated in AOCI are recognized in Net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions. We use foreign currency-denominated liabilities and foreign exchange contracts to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.

Loans

Loans are generally recorded at amortized cost net of an allowance for loan losses and unearned income which comprises unearned interest and unamortized loan fees. Loans for which we have elected the fair value option or which we intend to sell immediately or in the near term are classified as held-for-trading and carried at fair value. Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market may also be classified as loans and receivables.

Loans recorded at amortized cost are subject to periodic impairment review and are classified as impaired when, in management's opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency (collectively, Canadian government) are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days of the loan becoming past due. Credit card balances are written off when a payment is 180 days in arrears. Loans guaranteed by a Canadian government are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on impaired loans is credited to the carrying value of the loan. If the loan is completely written off, subsequent payments are credited to the Provision for credit losses. Impaired loans are returned to performing status when all past due amounts, including interest, have been collected, loan impairment charges have been reversed, and the credit quality has improved such that timely collection of principal and interest is reasonably assured.

When an impaired loan is identified, the carrying amount of the loan is reduced to its estimated realizable amount, which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan are credited to the Allowance for credit losses on our Consolidated Balance Sheets. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectability of principal or interest, and payments are not 90 days past due.

Assets acquired in respect of problem loans are recorded at their fair value less costs of disposition. Fair value is determined based on either current market value where available or discounted cash flows. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Provision for credit losses.

Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest income over the expected term of the resulting loan using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized to non-interest income over the commitment or standby period.

Allowance for credit losses
The allowance for credit losses consists of specific and general allowances and is reflective of several factors including the composition and credit quality of the portfolio and changes in economic and business conditions. The specific allowance is maintained at levels that management considers appropriate to cover estimated identified credit related losses in the portfolio while the general allowance is maintained to cover losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowance relates to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.

The allowance is increased by a charge to the provision for credit losses and decreased by the amount of write-offs, net of recoveries. The allowance for credit losses for on-balance sheet items is included as a reduction to assets, and the allowance relating to off-balance sheet items is included in Other liabilities.

Specific allowances
Specific allowances are recorded to recognize estimated losses on both retail and wholesale loans that have become impaired. The losses relating to wholesale borrowers, including small business loans individually managed, are estimated using management's judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation. The losses relating to retail portfolios, including residential mortgages, and personal and small business loans managed on a pooled basis are based on net write-off experience. For credit cards, we record the allowance and the write-off when a payment is 180 days in arrears. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

General allowance
A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not yet been specifically identified as impaired. For heterogeneous loans (wholesale loans including small business loans individually managed), the determination of the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and borrower risk rating. For homogeneous portfolios (retail loans) including residential mortgages, credit cards, as well as personal and small business loans that are managed on a pooled basis, the determination of the general allowance is based on the application of historical loss rates. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors. The general allowance will increase or decrease through a charge to the general provision for credit losses to bring the general allowance to the required level. As the general allowance covers unidentified losses in the performing portfolio, and loans in default are addressed in the specific allowance process, we do not write-off directly against the general allowance nor do we use the general allowance to fund the specific allowance.

Guarantees
In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to AcG-14, *Disclosure of Guarantees* (AcG-14). AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (in cash, other assets, our own shares or provision of services) to a third party based on: (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative, it is remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities as appropriate.

Offsetting financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Insurance
Premiums from life and health insurance are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from property and casualty insurance and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. The unexpired portion of the property and casualty insurance premiums (unearned premiums) are reported in Other liabilities. Investments made by our insurance operations are classified as AFS or loans and receivables, except for investments supporting the policy benefit liabilities on life and health insurance contracts and a portion of property and casualty contracts. These are designated as held-for-trading under the fair value option with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life and health insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and health insurance as well as property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates changed.

Reinsurance recoverables related to property and casualty insurance business, which are included in Other assets, include amounts related to paid benefits and unpaid claims. Reinsurance recoverables related to our life insurance business are included in Insurance claims and policy benefit liabilities to offset the related liabilities.

Acquisition costs for new insurance business consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new business. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue a contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying assets are registered in our name but the segregated fund policyholders bear the risk and rewards of the fund's investment performance. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities. Segregated funds are not included in our Consolidated Financial Statements. We derive only fee income from segregated funds, which is reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.

Pensions and other post-employment benefits

We offer a number of benefit plans which provide pension and other benefits to eligible employees as described in Note 20. These plans include registered defined benefit pension plans, supplemental pension plans, defined contribution plans and health, dental, disability and life insurance plans.

Investments held by the pension funds primarily comprise equity and fixed income securities. Pension fund assets are valued at fair value. For the principal defined benefit plans, the expected return on plan assets, which is reflected in the pension benefit expense, is calculated using a market-related value approach. Under this approach, assets are valued at an adjusted market value, whereby realized and unrealized capital gains and losses are amortized over 3 years on a straight-line basis. For the majority of the non-principal and supplemental defined benefit pension plans, the expected return on plan assets is calculated based on fair value of assets.

Actuarial valuations for the defined benefit plans are performed on a regular basis to determine the present value of the accrued pension and other post-employment benefits, based on projections of employees' compensation levels to the time of retirement and the costs of health, dental, disability and life insurance, respectively.

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year's service, interest cost on the liabilities, expected investment return on the market-related value or market value of plan assets and the amortization of prior service costs, net actuarial gains or losses and transitional assets or obligations. For some of our defined benefit plans, including the principal defined benefit plans, actuarial gains or losses are determined each year and amortized over the expected average remaining service life of employee groups covered by the plans. For the remaining defined benefit plans, net accumulated actuarial gains or losses in excess of 10% of the greater of the plan assets or the benefit obligation at the beginning of the year are amortized over the expected average remaining service life of employee groups covered by the plan.

Gains and losses on settlements of defined benefit plans are recognized in Non-interest expense – Human resources when settlement occurs. Curtailment gains and losses are recognized in the period when the curtailment becomes probable and the impact can be reasonably estimated.

The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a Prepaid pension benefit cost in Other assets. The cumulative excess of expense over fund contributions is reported as Accrued pension and other post-employment benefit expense in Other liabilities.

Our defined contribution plan expense is included in Non-interest expense – Human resources for services rendered by employees during the period.

Stock-based compensation

We offer stock-based compensation plans to certain key employees and to our non-employee directors as described in Note 21.

We use the fair value method to account for stock options granted to employees whereby compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to common shares. Stock appreciation rights (SARs) obligations that are fully vested give rise to compensation expense as a result of changes in the market price of our common shares. These expenses, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities on our Consolidated Balance Sheets.

Our other compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The deferred share plans are settled in our common shares or cash and the deferred share unit plans are settled in cash. The obligations for the Plans are accrued over their vesting period. For share-settled awards, our accrued obligations are based on the market price of our common shares at the date of grant. For cash-settled awards, our accrued obligations are periodically adjusted for fluctuations in the market price of our common shares and dividends accrued. Changes in our obligations under the Plans, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities or Contributed surplus on our Consolidated Balance Sheets.

The compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for accounting purposes compared with tax purposes. A future income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized, except for earnings related to our foreign operations where repatriation of such amounts is not contemplated in the foreseeable future. Income taxes reported on our Consolidated Statements of Income include the current and future portions of the expense. Income taxes applicable to items charged or credited to Shareholders' equity are netted with such items. Changes in future income taxes related to a change in tax rates are recognized in the period when the tax rate change is substantively enacted. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, causing the income tax provision to be different from what it would be if based on statutory rates.

Net future income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets and Other liabilities. On a quarterly basis, we review our future tax assets to determine whether it is more likely than not that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence. A valuation allowance is established to reduce future income tax assets to the amount that we believe is more likely than not to be realized.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired, and is assigned to reporting units of a business segment. A reporting unit comprises business operations with similar economic characteristics and strategies, and is defined by GAAP as the level of reporting at which goodwill is tested for impairment and is either a business segment or one level below. Upon disposal of a portion of a reporting unit, goodwill is allocated to the disposed portion based on the fair value of that portion relative to the total reporting unit. The goodwill allocated to the portion of the reporting unit to be retained is tested for impairment.

Goodwill is evaluated for impairment annually as at August 1 or more often if events or circumstances indicate there may be an impairment. We test our goodwill by first determining the fair value of each reporting unit and comparing it to its carrying value, including the allocated goodwill. If the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill must be determined and compared to its carrying value. The fair value of the goodwill is imputed by determining the fair value of assets and liabilities of the reporting unit. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, and is charged to Income in the period in which the impairment is identified. Subsequent reversals of impairment are prohibited.

The fair value of each reporting unit is determined primarily using an earnings-based approach which incorporates each reporting unit's internal forecasts of revenue and expenses. Estimates and assumptions of discount rates, growth rates, and terminal growth rates are incorporated in this approach. Changes to these estimates or assumptions could have an impact on the determination of the fair value of our reporting units and thus, the results of the impairment test. In addition to the earnings-based approach, where possible, we use a market-based approach to estimate the fair value of each reporting unit based on actual market events and comparable companies.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Income and expenses denominated in foreign currencies are translated at average rates of exchange for the year.

Assets and liabilities of our self-sustaining operations with functional currencies other than the Canadian dollar are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the year.

Unrealized gains or losses arising as a result of the translation of our foreign self-sustaining operations along with the effective portion of related hedges are reported as a component of OCI on an after-tax basis. Upon disposal or dilution of our interest in such investments, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Other foreign currency translation gains and losses are included in Non-interest income.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on a straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 7 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Gains and losses on disposal are recorded in Non-interest income. Premises and equipment are tested for recoverability whenever changes in circumstances indicate that a potential impairment has occurred. An impairment loss is recorded when the projected discounted cash flows from the use of premises and equipment is less than their carrying value.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period, net of treasury shares. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and any gain (loss) on redemption of preferred shares net of related income taxes. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. The number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Future accounting changes – Adoption of International Financial Reporting Standards (IFRS)

Pursuant to the decision made by the Canadian Accounting Standards Board, we will prepare our financial statements in accordance with IFRS for periods commencing November 1, 2011, with corresponding comparative financial information for 2011.

Note 2 Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm's-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values of identical instruments traded in active markets are determined by reference to last quoted prices, in the most advantageous active market for that instrument. For financial assets and liabilities on our Consolidated Balance Sheets, we use current bid or asking price, respectively, as the quoted price. For financial assets and liabilities to be acquired, we use current asking or bid price, respectively, to value them. In the absence of an active market, we determine fair values based on quoted prices for instruments with similar characteristics and risk profiles or where appropriate a valuation model. Fair values of financial instruments determined using valuation models require the use of inputs. In determining those inputs, we look primarily to external, readily observable market inputs, when available, including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In some circumstances, we use input parameters that are not based on observable market data. In these cases, we may adjust model values to reflect the valuation uncertainty (model and parameter valuation adjustments) in order to determine what the fair value would be based on the assumptions that market participants would use in pricing the financial instrument.

Valuation adjustments are required to be made in certain circumstances to determine fair value of the financial instrument. For some financial instruments, we may record valuation adjustments for bid or offered rates when positions are valued at mid-prices; for liquidity when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity in the market over a reasonable amount of time; and for models and model parameters when valuations may vary due to the inability to benchmark against transaction prices in illiquid markets.

We make valuation adjustments for the credit risk of our derivative portfolios in order to arrive at their fair values. These adjustments take into account the creditworthiness of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are frequently updated due to the changes in derivative values and counterparty performance risk. Changes to credit valuation adjustments are recorded in current period income.

We have documented our internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Group Risk Management and Finance.

Valuation techniques and inputs

Trading and AFS securities and derivative-related assets represent 79% of the total fair-value assets, and deposits designated as held-for-trading and derivative-related liabilities represent 68% of the total fair-value liabilities.

The majority of our financial instruments classified as Trading (other than derivatives) and as AFS comprise debt and equity securities.

For debt securities, equity securities and exchange traded derivatives, the fair value of these instruments is based on actual transaction prices or quoted market prices from an exchange, dealer, broker, industry group or pricing service, when available. When quoted market prices are not available, the fair value is determined by reference to quoted market prices for similar instruments, adjusted as appropriate for the specific circumstances of the instruments.

When quoted market prices for identical or similar instruments are not available, instrument fair value is determined using valuation models based on the calculation of the present value of the instrument's expected future cash flows. The inputs to these valuation models are derived from observable market data and, where relevant, assumptions in respect of unobservable inputs.

All of our derivatives transactions are accounted for on a fair value basis. Over-the-counter (non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows using an arbitrage-free principle. The modeling approaches for most vanilla derivative products are standard in the industry. When possible, inputs to valuation models are determined from observable market data, including prices available from exchanges, dealers, brokers or pricing services.

Certain inputs may not be directly observable and these may be derived from observable prices using model calibration techniques, historical data or other sources. Examples of observable inputs include foreign exchange spot and forward rates, benchmark interest rate curves and volatilities for commonly traded option products. Examples of inputs that may be unobservable include some or all of the volatility surfaces of option products, and correlations of or between market factors such as foreign exchange rates, interest rates and equity prices.

Certificates of deposits, term deposits and bearer deposit notes designated as held-for-trading are valued by discounting future contractual cash flows at the discount rates. Discount rates are derived from our observed liability issuance and trading, and trading of comparable banks' liabilities and issuance auctions. Valuation methods and inputs used in measuring changes in fair value attributable to changes in our credit spreads are described in the Carrying value and fair value of selected financial instruments section below.

Deferred unrealized gains or losses at inception

An unrealized gain or loss at inception for financial instruments is the difference between the transaction price and its fair value on the trade date. Unrealized gains or losses at inception are recognized in Net income only if the fair value of the instrument is: (i) evidenced by a quoted market price in an active market or observable current market transactions that are substantially the same; (ii) based on a valuation technique that uses all significant observable market inputs, or (iii) the risks associated with the derivative contract are fully offset by another contract(s) with a third party(ies). For financial instruments where the fair value is not evidenced by the above-mentioned criteria or the risks associated with the original contract are not fully transferred to a third party, the unrealized gain or loss at inception is deferred and is included in Other – Derivatives. The deferred gain or loss is recognized only when: (i) unobservable market inputs become observable to support the fair value of the transaction; (ii) the risks associated with the original contract are substantially offset by another contract(s) with a third party(ies); (iii) the gain or loss is realized through receipt or payment of cash, or (iv) the transaction is terminated early or on maturity.

Deferred unrealized gains at inception primarily arise in equity and interest rate structured notes. The following table summarizes changes in the aggregate amount of deferred unrealized gains at inception for our financial instruments.

Deferred unrealized gains or losses at inception

	2011	2010	2009
Deferred unrealized gains not yet recognized in net income, as at beginning of period	**$ 56**	$ 46	$ 198
Less: Adjustments (1)	**–**	–	(130)
Adjusted balance, as at beginning of the year	**$ 56**	$ 46	$ 68
Add: Deferred unrealized gains (losses) arising during the period	**20**	15	(5)
Less: Deferred gains reclassified to net income during the period	**9**	5	17
Deferred unrealized gains, as at end of period	**$ 67**	$ 56	$ 46

(1) During 2009, we revised the valuation model that we use to fair value the stable value contracts on bank-owned life insurance policies and 401(k) plans, as a result of newly available data and information. The new valuation model eliminates the requirement for deferred unrealized gains or losses at inception on these instruments which is reflected in the table above. There was no material impact on the results of operation for 2009 due to this change in accounting estimate.

Carrying value and fair value of the selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	2011							
	Carrying value and fair value of			Carrying value	Fair value			
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Available-for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets								
Securities								
Trading	$ 128,023	$ 17,251	$ –	$ –	$ –	$ –	$145,274	$145,274
Available-for-sale	–	–	33,235	–	–	1,049	34,284	34,284
Total securities	$ 128,023	$ 17,251	$ 33,235	$ –	$ –	$ 1,049	$179,558	$179,558
Assets purchased under reverse repurchase agreements and securities borrowed	$ –	$ 63,870	$ –	$ 21,077	$ 21,077	$ –	$ 84,947	$ 84,947
Loans								
Retail	$ –	$ –	$ –	$ 227,376	$ 225,254	$ –	$227,376	$225,254
Wholesale	139	2,853	–	65,916	64,205	–	68,908	67,197
Total loans	$ 139	$ 2,853	$ –	$ 293,292	$ 289,459	$ –	$296,284	$292,451
Other								
Derivatives	$ 100,013	$ –	$ –	$ –	$ –	$ –	$100,013	$100,013
Other assets	–	516	–	19,599	19,599	–	20,115	20,115
Financial liabilities								
Deposits								
Personal	$ –	$ 3,615	$ –	$ 162,415	$ 162,949	$ –	$166,030	$166,564
Business and government (2)	–	58,082	–	200,412	199,963	–	258,494	258,045
Bank (3)	–	7,873	–	11,784	11,784	–	19,657	19,657
Total deposits	$ –	$ 69,570	$ –	$ 374,611	$ 374,696	$ –	$444,181	$444,266
Other								
Obligations related to securities sold short	$ 44,284	$ –	$ –	$ –	$ –	$ –	$ 44,284	$ 44,284
Obligations related to assets sold under repurchase agreements and securities loaned	–	36,280	–	9,908	9,808	–	46,188	46,088
Derivatives (4)	101,437	–	–	–	–	–	101,437	101,437
Other liabilities	68	12	–	31,448	31,448	–	31,528	31,528
Subordinated debentures	–	111	–	7,638	7,499	–	7,749	7,610
Trust capital securities	–	–	–	–	–	–	–	–

(1) Includes $329 million of our held-to-maturity investments which are carried at amortized cost.
(2) Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3) Bank refers to regulated banks.
(4) Includes stable value contracts on $283 million of bank-owned life insurance policies and $1 million of 401(k) plans.

	2010							
	Carrying value and fair value of			Carrying value	Fair value			
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Available-for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets								
Securities								
Trading	$ 131,087	$ 13,838	$ -	$ -	$ -	$ -	$144,925	$144,925
Available-for-sale	-		37,561	-	-	1,033	38,594	38,594
Total securities	$ 131,087	$ 13,838	$ 37,561	$ -	$ -	$ 1,033	$183,519	$183,519
Assets purchased under reverse repurchase agreements and securities borrowed	$ -	$ 51,713	$ -	$ 20,985	$ 20,985	$ -	$ 72,698	$ 72,698
Loans								
Retail	$ -	$ -	$ -	$ 213,770	$ 212,883	$ -	$213,770	$212,883
Wholesale	-	2,899	-	56,337	55,273	-	59,236	58,172
Total loans	$ -	$ 2,899	$ -	$ 270,107	$ 268,156	$ -	$273,006	$271,055
Other								
Derivatives	$ 106,155	$ -	$ -	$ -	$ -	$ -	$106,155	$106,155
Other assets	-	296	-	19,200	19,200	-	19,496	19,496
Financial liabilities								
Deposits								
Personal	$ -	$ 3,237	$ -	$ 148,110	$ 148,909	$ -	$151,347	$152,146
Business and government (2)	-	62,654	-	176,579	176,422	-	239,233	239,076
Bank (3)	-	9,479	-	14,502	14,502	-	23,981	23,981
Total deposits	$ -	$ 75,370	$ -	$ 339,191	$ 339,833	$ -	$414,561	$415,203
Other								
Obligations related to securities sold short	$ 46,597	$ -	$ -	$ -	$ -	$ -	$ 46,597	$ 46,597
Obligations related to assets sold under repurchase agreements and securities loaned	-	26,242	-	15,340	15,340	-	41,582	41,582
Derivatives (4)	108,908	-	-	-	-	-	108,908	108,908
Other liabilities	(509)	127	-	31,583	30,730	-	31,201	30,348
Subordinated debentures	-	119	-	6,562	6,488	-	6,681	6,607
Trust capital securities	-	-	-	727	753	-	727	753

(1) Includes $225 million of our held-to-maturity investments which are carried at amortized cost.
(2) Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3) Bank refers to regulated banks.
(4) Includes stable value contracts on $170 million of bank-owned life insurance policies and $2 million of 401(k) plans.

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

Loans and receivables designated as held-for-trading

	2011						
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2010 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2010	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$ 6,387	$ 6,387	$ -	$ -	$ -	$ -	$ -
Assets purchased under reverse repurchase agreements and securities borrowed	63,870	63,870	-	-	-	-	-
Loans - Wholesale	2,853	2,853	(15)	(95)	300	3	12
Other assets	177	177	-	-	-	-	-
Total	$ 73,287	$ 73,287	$ (15)	$ (95)	$ 300	$ 3	$ 12

(1) The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments

Loans and receivables designated as held-for-trading		2010					
	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2009 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2009	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$ 6,193	$ 6,193	$ –	$ –	$ –	$ –	$ –
Assets purchased under reverse repurchase agreements and securities borrowed	51,713	51,713	–	–	–	–	–
Loans – Wholesale	2,899	2,899	(51)	(180)	346	(4)	(2)
Total	$ 60,805	$ 60,805	$ (51)	$ (180)	$ 346	$ (4)	$ (2)

(1) The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following tables present the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity amounts and carrying values. The carrying values (fair values) of these liabilities are based on present values of the instruments' contractual cash flows discounted at the appropriate market interest rates. Appropriate market rates comprise observable benchmark interest rates and our credit spreads which are either observable or unobservable. In order to determine the changes in fair value attributable to changes in our credit spreads as presented in the table below, we first calculate the difference in present values of the instruments' contractual cash flows by including and excluding our credit spreads in the discount rate as at the beginning of the year. We then re-perform the same calculations using the end-of-the-year rates. The difference between those values represents the changes in fair value attributable to changes in our credit spreads.

Liabilities designated as held-for-trading		**2011**			
	Contractual maturity amount	**Carrying value**	**Difference between carrying value and contractual maturity amount**	**Changes in fair value since November 1, 2010 attributable to changes in RBC credit spread**	**Cumulative change in fair value attributable to changes in RBC credit spread (1)**
Term deposits					
Personal	**$ 3,598**	**$ 3,615**	**$ 17**	**$ (14)**	**$ (33)**
Business and government (2)	**58,238**	**58,082**	**$ (156)**	**(40)**	**(117)**
Bank (3)	**7,873**	**7,873**	**$ –**	**–**	**–**
Total term deposits	**$ 69,709**	**$ 69,570**	**$ (139)**	**$ (54)**	**$ (150)**
Obligations related to assets sold under repurchase agreements and securities loaned	**36,281**	**$ 36,280**	**(1)**	**–**	**–**
Other liabilities	**12**	**12**	**–**	**–**	**–**
Subordinated debentures	**128**	**111**	**(17)**	**(7)**	**(24)**
Total	**$ 106,130**	**$ 105,973**	**$ (157)**	**$ (61)**	**$ (174)**

Liabilities designated as held-for-trading		2010			
	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2009 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits					
Personal	$ 3,300	$ 3,237	$ (63)	$ (13)	$ (19)
Business and government (2)	62,597	62,654	57	(20)	(77)
Bank (3)	9,479	9,479	–	1	–
Total term deposits	$ 75,376	$ 75,370	$ (6)	$ (32)	$ (96)
Obligations related to assets sold under repurchase agreements and securities loaned	26,243	26,242	(1)	–	–
Other liabilities	127	127	–	–	–
Subordinated debentures	127	119	(8)	(6)	(18)
Total	$ 101,873	$ 101,858	$ (15)	$ (38)	$ (114)

(1) The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2) Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3) Bank refers to regulated banks.

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents our financial instruments measured at fair value classified by the fair value hierarchy set out in CICA Handbook Section 3862, *Financial Instruments – Disclosures* (Section 3862). Section 3862 requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

- Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
- Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

	As at October 31, 2011						As at October 31, 2010					
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value
	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3			
Financial assets												
Interest bearing deposits with banks	$ -	$ 6,387	$ -	$ 6,387	$ -	$ 6,387	$ -	$ 6,193	$ -	$ 6,193	$ -	$ 6,193
Securities												
Trading												
Canadian government debt (3)												
Federal	8,787	21,069	-	29,856	-	29,856	-	29,337	14	29,351	-	29,351
Provincial and municipal	-	6,929	4	6,933	-	6,933	-	7,243	5	7,248	-	7,248
U.S. state, municipal and agencies debt (3)	2,270	17,195	86	19,551	-	19,551	-	12,353	41	12,394	-	12,394
Other OECD government debt (4)	6,204	11,854	47	18,105	-	18,105	-	17,899	42	17,941	-	17,941
Mortgage-backed securities (3)	-	371	45	416	-	416	-	10	416	426	-	426
Asset-backed securities												
CDOs (5)	-	-	371	371	-	371	-	-	2,460	2,460	-	2,460
Non-CDO securities	-	780	138	918	-	918	-	237	541	778	-	778
Corporate debt and other debt	1,126	29,082	408	30,616	-	30,616	30	35,030	738	35,798	-	35,798
Equities	35,406	2,746	356	38,508	-	38,508	35,767	220	2,542	38,529	-	38,529
	53,793	90,026	$ 1,455	$145,274	$ -	$145,274	$35,797	$102,329	$ 6,799	$144,925	$ -	$144,925
Available-for-sale (6)												
Canadian government debt (3)												
Federal	436	9,300	-	9,736	-	9,736	-	14,685	-	14,685	-	14,685
Provincial and municipal	-	1,561	-	1,561	-	1,561	-	1,510	-	1,510	-	1,510
U.S. state, municipal and agencies debt (3)	119	2,083	1,436	3,638	-	3,638	-	1,610	1,697	3,307	-	3,307
Other OECD government debt (4)	4,017	3,016	-	7,033	-	7,033	1,450	3,630	-	5,080	-	5,080
Mortgage-backed securities (3)	-	113	184	297	-	297	-	-	468	468	-	468
Asset-backed securities												
CDOs (5)	-	-	1,932	1,932	-	1,932	-	9	215	224	-	224
Non-CDO securities	-	322	933	1,255	-	1,255	-	740	800	1,540	-	1,540
Corporate debt and other debt	-	5,552	1,478	7,030	-	7,030	361	7,002	2,559	9,922	-	9,922
Equities	155	366	45	566	-	566	89	145	399	633	-	633
Loan substitute securities	187	-	-	187	-	187	-	192	-	192	-	192
	$ 4,914	$ 22,313	$ 6,008	$ 33,235	$ -	$ 33,235	$ 1,900	$ 29,523	$ 6,138	$ 37,561	$ -	37,561
Assets purchased under reverse repurchase agreements and securities borrowed	-	63,870	-	63,870	-	63,870	-	51,713	-	51,713	-	51,713
Loans	-	2,429	563	2,992	-	2,992	-	2,307	592	2,899	-	2,899
Other												
Derivatives												
Interest rate contracts	5	85,184	666	85,855			3	66,802	713	67,518		
Foreign exchange contracts	-	27,073	81	27,154			-	29,619	101	29,720		
Credit derivatives	-	355	542	897			-	971	1,031	2,002		
Other contracts	1,672	4,131	428	6,231			1,960	2,194	3,734	7,888		
Valuation adjustments determined on a pooled basis	(48)	(294)	(342)	(684)			(2)	(235)	(482)	(719)		
Total gross derivative	1,629	116,449	1,375	119,453			1,961	99,351	5,097	106,409		
Netting adjustments (2)					(19,440)						(254)	
Total derivatives	1,629	116,449	1,375	119,453	(19,440)	100,013	1,961	99,351	5,097	106,409	(254)	106,155
Other assets	340	176	-	516	-	516	286	10	-	296	-	296
	$60,676	$301,650	$ 9,401	$371,727	$ (19,440)	$352,287	$39,944	$291,426	$18,626	$349,996	$ (254)	$349,742

(1) Level 1 balances of the Trading securities, the AFS securities and the Obligations related to securities sold short liabilities increased and the corresponding Level 2 balances decreased due to a change in levelling in 2011 for highly liquid G7 issued debt (Canada, U.S., Italy, France, Germany, U.K. and Japan) as their fair values are based on unadjusted quoted prices in active markets for the identical bonds. As at October 31, 2011, the Level1 asset balances of these bonds, which are included in Canadian government debt – Federal, U.S. stage, municipal and agencies debt and Other OECD government debt of the Trading and AFS securities categories, totaled $21.8 billion, representing the transfer-in amount and position changes during the year. In 2010, there were no significant transfers between Levels 1 and 2 in 2010.

(2) The netting adjustments represent the impact of offsetting derivative credit exposures on contracts where we have both a legally enforceable netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously. Hence, some of the derivative related assets and liabilities are reported on a net basis.

(3) As at October 31, 2011 residential and commercial MBS included in Trading securities were $12,954 million and $43 million, respectively (October 31, 2010 – $10,302 million and $96 million, respectively), and in AFS securities, $7,701 million and $54 million, respectively (October 31, 2010 – $6,952 million and $152 million, respectively).

(4) OECD stands for Organisation for Economic Co-operation and Development.

(5) CDOs stand for Collateralized Debt Obligations.

(6) Excludes $1,049 million of AFS and held-to-maturity securities (October 31, 2010 – $1,033 million) that are carried at cost.

Fair value of liabilities classified using the fair value hierarachy

	As at October 31, 2011						As at October 31, 2010					
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)	Assets/ liabilities at fair value
	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3			
Financial Liabilities												
Deposits												
Personal	$ -	$ -	$ 3,615	$ 3,615	$ -	$ 3,615	$ -	$ -	$ 3,237	$ 3,237	$ -	$ 3,237
Business and government	-	54,655	3,427	58,082	-	58,082	-	59,510	3,144	62,654	-	62,654
Bank	-	7,873	-	7,873	-	7,873	-	9,479	-	9,479	-	9,479
Other												
Obligations related to securities sold short	31,416	12,868	-	44,284	-	44,284	14,780	31,577	240	46,597	-	46,597
Obligations related to assets sold under repurchase agreements and securities loaned	-	36,280	-	36,280	-	36,280	-	26,242	-	26,242	-	26,242
Derivatives												
Interest rate contracts	2	79,188	841	80,031			1	61,681	415	62,097		
Foreign exchange contracts	-	30,975	41	31,016			-	34,960	27	34,987		
Credit derivatives	-	261	573	834			-	1,112	606	1,718		
Other contracts	1,824	5,149	1,496	8,469			1,203	3,742	5,415	10,360		
Total gross derivative	1,826	115,573	2,951	120,350			1,204	101,495	6,463	109,162		
Netting adjustments (2)					(18,913)						(254)	
Total derivatives	1,826	115,573	2,951	120,350	(18,913)	101,437	1,204	101,495	6,463	109,162	(254)	108,908
Other liabilities	-	12	68	80	-	80	-	-	(382)	(382)	-	(382)
Subordinated debentures	-	-	111	111	-	111	-	-	119	119	-	119
	$33,242	$227,261	$10,172	$270,675	$ (18,913)	$251,762	$15,984	$228,303	$12,821	$257,108	$ (254)	$256,854

(1) Refer to footnote 1 of the previous table.
(2) Refer to footnote 2 of the previous table.

Changes in fair value measurement for instruments categorized in Level 3

The following table presents the changes in fair value measurements included in Level 3 of the fair value hierarchy set out in Section 3862.

In the tables below, transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the "Total realized/unrealized gains (losses) included in earnings" column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.

	2011								
	Fair value November 1, 2010	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3 (3)	Transfers out of Level 3 (4)	Fair value October 31, 2011	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the year ended October 31, 2011 for positions still held
Assets									
Securities									
Trading									
Canadian government debt									
Federal	$ 14	$ -	$ -	$ -	$ (10)	$ -	$ (4)	$ -	$ -
Provincial and municipal	5	-	-	1	(2)	7	(7)	4	-
U.S. state, municipal and agencies debt	41	1	-	304	(302)	158	(116)	86	-
Other OECD government debt	42	-	-	-	(38)	85	(42)	47	-
Mortgage-backed securities	416	(44)	(7)	1,975	(1,370)	62	(987)	45	(6)
Asset-backed securities									
CDOs	2,460	(76)	(55)	21	(1,979)	-	-	371	(3)
Non-CDO securities	541	(2)	(4)	3,027	(2,906)	87	(605)	138	-
Corporate debt and other debt	738	7	(18)	677	(961)	354	(389)	408	12
Equities	2,542	42	(43)	603	(43)	12	(2,757)	356	(22)
	$ 6,799	$ (72)	$ (127)	$ 6,608	$ (7,611)	$ 765	$ (4,907)	$ 1,455	$ (19)
Available-for-sale									
Canadian government debt									
U.S. state, municipal and agencies debt	$ 1,697	$ 6	$ (137)	$ 201	$ 717	$ 37	$ (1,085)	$ 1,436	
Other OECD government debt	-	-	-	-	-	-	-	-	
Mortgage-backed securities	468	2	(4)	-	(129)	184	(337)	184	
Asset-backed securities									
CDOs	215	7	(70)	-	1,780	-	-	1,932	
Non-CDO securities	800	(53)	(4)	48	2	302	(162)	933	
Corporate debt and other debt	2,559	2	(72)	1,272	(2,276)	103	(110)	1,478	
Equities	399	-	(16)	18	(233)	33	(156)	45	
	$ 6,138	$ (36)	$ (303)	$ 1,539	$ (139)	$ 659	$ (1,850)	$ 6,008	$ -
Loans - Wholesale	$ 592	$ 11	$ (13)	$ 192	$ (234)	$ 85	$ (70)	$ 563	$ 7
Other									
Derivatives, net of derivative related liabilities (5)	(1,366)	(566)	108	(31)	347	(388)	320	(1,576)	(307)
	$ 12,163	$ (663)	$ (335)	$ 8,308	$ (7,637)	$ 1,121	$ (6,507)	$ 6,450	$ (319)
Liabilities									
Deposits									
Personal	$ (3,237)	$ 131	$ 28	$ (3,091)	$ 2,554	$ -	$ -	$ (3,615)	$ 166
Business and government Bank	(3,144)	126	34	(1,868)	1,367	-	58	(3,427)	204
Other									
Obligations related to securities sold short	(240)	(5)	1	(6)	64	-	186	-	-
Other liabilities	382	(195)	(11)	(2)	(291)	-	49	(68)	(219)
Subordinated debentures	(119)	9	-	-	(1)	-	-	(111)	9
	$ (6,358)	$ 66	$ 52	$ (4,967)	$ 3,693	$ -	$ 293	$ (7,221)	$ 160

(1) Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or losses on AFS securities were $(29) million for the year, excluding the translation gains or losses.

(2) Other includes amortization of premiums or discounts recognized in net income and reclassification of CDOs from Trading to AFS category. Refer to Note 3.

(3) During the year, we have total assets of $1,121 million transferred into Level 3. They were primarily: (a) AFS securities of $659 million consisting of U.S. non-agency MBS, uninsured student loans and certain credit card asset-backed securities (ABS); and (b) Corporate debt and other debt of $354 million for Trading securities.

(4) During the year ended October 31, 2011, there were transfers of assets from Level 3 to Level 2 due to increased price transparency and market activity: (a) certain U.S. non-agency MBS reported in Mortgage-backed securities of $987 million and $337 million for Trading and AFS securities, respectively, and in Non-CDO securities of $489 million for Trading securities; (b) Tender Option Bonds (TOBs) included in U.S. state, municipal and agencies debt of $116 million and $1,085 million for Trading and AFS securities, respectively; (c) certain hedge funds investments of $2,757 million at their net asset values; and (d) the corresponding equity derivatives as reported in Derivatives, net of derivatives related liabilities (derivative-related assets of $80 million and derivative-related liabilities of $378 million) which values are based on the fair value of these hedge funds.

(5) Net derivatives as at October 31, 2011 included derivative assets of $1,375 million and derivative liabilities of $2,951 million.

	2010								
	Fair value November 1, 2009	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3 (3)	Transfers out of Level 3 (3)	Fair value October 31, 2010	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the year ended October 31, 2010 for positions still held
Assets									
Securities									
Trading									
Canadian government debt									
Federal	$ 5	$ -	$ -	$ 24	$ (1)	$ 4	$ (18)	$ 14	$ -
Provincial and municipal	54	1	-	12	5	-	(67)	5	-
U.S. state, municipal and agencies debt	8	14	(8)	59	(32)	-	-	41	7
Other OECD government debt	-	-	-	42	-	-	-	42	-
Mortgage-backed securities	488	131	(26)	2,253	(2,418)	21	(33)	416	23
Asset-backed securities									
CDOs	3,074	(467)	(166)	36	(67)	50	-	2,460	(24)
Non-CDO securities	321	22	(9)	4,838	(4,618)	-	(13)	541	6
Corporate debt and other debt	287	267	(31)	3,623	(3,758)	512	(162)	738	335
Equities	2,902	182	(137)	714	(1,114)	-	(5)	2,542	124
	$ 7,139	$ 150	$ (377)	$ 11,601	$ (12,003)	$ 587	$ (298)	$ 6,799	$ 471
Available-for-sale									
U.S. state, municipal and agencies debt	$ 2,358	$ (9)	$ (75)	$ 191	$ (768)	$ -	$ -	$ 1,697	$ -
Other OECD government debt	-	-	-	-	1	112	(113)	-	-
Mortgage-backed securities	1,243	32	62	18	(887)	-	-	468	-
Asset-backed securities	-	-	-	-	-	-	-	-	-
CDOs	222	-	(6)	-	(1)	-	-	215	-
Non-CDO securities	1,029	(22)	(68)	60	(199)	-	-	800	-
Corporate debt and other debt	3,445	44	(131)	486	(968)	218	(535)	2,559	-
Equities	560	-	(31)	44	(178)	4	-	399	-
	$ 8,857	$ 45	$ (249)	$ 799	$ (3,000)	$ 334	$ (648)	$ 6,138	$ -
Loans – Wholesale	$ 377	$ (32)	$ (17)	$ 155	$ (244)	$ 467	$ (114)	$ 592	$ (33)
Other									
Derivatives, net of derivative related liabilities (4)	(234)	(1,064)	81	57	(123)	(35)	(48)	(1,366)	(1,186)
	$16,139	$ (901)	$ (562)	$ 12,612	$ (15,370)	$ 1,353	$ (1,108)	$ 12,163	$ (748)
Liabilities									
Deposits									
Personal	$ (2,605)	$ (358)	$ 61	$ (3,295)	$ 2,960	$ -	$ -	$ (3,237)	$ (143)
Business and government	(4,341)	207	212	(1,407)	2,185	-	-	(3,144)	50
Bank									
Other									
Obligations related to securities sold short	(150)	83	2	(1,265)	1,108	(18)	-	(240)	(4)
Other liabilities	(240)	469	13	(1)	141	-	-	382	622
Subordinated debentures	(110)	(2)	(8)	-	1	-	-	(119)	(2)
	$ (7,446)	$ 399	$ 280	$ (5,968)	$ 6,395	$ (18)	$ -	$ (6,358)	$ 523

(1) Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or losses on AFS securities were $194 million for the year ended October 31, 2010, excluding the translation gains or losses.
(2) Other includes amortization of premiums or discounts recognized in net income.
(3) During the year ended October 31, 2010, there were no significant transfers into or out of Level 3.
(4) Net derivatives as at October 31, 2010 included derivative assets of $5,097 million and derivative liabilities of $6,463 million.

Level 3 financial instruments primarily include certain structured debt securities (Collateralized Loan Obligations, CDOs and certain muncipal and student loan auction-rate securities (ARS)), non-OECD government and corporate bonds, certain interest rate derivatives, equity-linked and interest-rate-linked structured notes, municipal guaranteed income certificates and promissory notes with significant unobservable spreads and limited market activity, hedge fund investments with certain redemption restrictions and the corresponding equity derivatives referencing to the fair value of these funds.

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions
There may be uncertainty about valuation of Level 3 financial instruments using valuation techniques based on assumptions that are not supported by market observable prices or rates. The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions:

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

	2011			2010		
	Level 3 fair value	Positive fair value movement from using reasonably possible alternative assumptions	Negative fair value movement from using reasonably possible alternative assumptions	Level 3 fair value	Positive fair value movement from using reasonably possible alternative assumptions	Negative fair value movement from using reasonably possible alternative assumptions
Securities (1)						
Trading						
Mortgage-backed securities	$ 45	$ -	$ -	$ 416	$ 37	$ (33)
Asset-backed securities (2)	509	3	(3)	3,001	20	(31)
Corporate debt and other debt (2)	408	21	(18)	738	16	(11)
Equities (3)	356	-	-	2,542	-	-
Available-for-sale						
U.S. state, municipal and agencies debt	1,436	20	(41)	1,697	25	(49)
Mortgage-backed securities	184	3	(3)	468	17	(17)
Asset-backed securities	2,865	37	(53)	1,015	16	(26)
Corporate debt and other debt	1,478	12	(11)	2,559	35	(27)
Equities (4)	45	-	-	399	-	-
Loans	563	9	(11)	592	3	(18)
Derivatives (2)	1,375	102	(110)	5,097	197	(173)
Total	$ 9,264	$ 207	$ (250)	$ 18,524	$ 366	$ (385)
Deposits	(7,042)	61	(59)	(6,381)	10	(10)
Derivatives	(2,951)	208	(178)	(6,463)	96	(86)
Obligations related to securities sold short, other liabilities and subordinated debentures (4)	(179)	1	(1)	23	-	-
Total	$ (10,172)	$ 270	$ (238)	$ (12,821)	$ 106	$ (96)

(1) Excludes Securities – Trading Canadian government debt, U.S. state, municipal and agencies debt, and other OECD government debt as their Level 3 balances were not material for both years.
(2) For 2010, the sensitivity of our MBIA asset, which was included in Derivatives (Assets), arises from the variability of the underlying assets which were included in ABS and Corporate debt and other debt. The fair value movements in these assets from using reasonably possible alternative assumptions have been reported on a net basis in Derivatives (Assets). In 2011, we have settled the MBIA asset with the counterparty.
(3) Trading – Equities include primarily hedge funds units. In 2010, we did not apply another reasonably possible alternative assumption as the fair value movements of the Level 3 hedge funds units and the associated Level 3 client hedges in the Derivatives (Liability) would be symmetrical. In 2011, some of these hedge funds units and the client hedges have been transferred to Level 2.
(4) Positive or negative fair value movement from using reasonably possible alternative assumptions is not material.

The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. The effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $207 million and a reduction of $250 million in fair value, of which $72 million and $108 million would be recorded in Accumulated other comprehensive income, and to the Level 3 liability positions a decrease of $270 million and an increase of $238 million in fair value.

This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities above, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an equal positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With regards to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

The following is a summary of our approach to develop reasonably possible alternative assumptions used to determine sensitivity. For fixed income instruments valued using pricing services, such as mortgage-backed securities and corporate bonds, the positive and negative sensitivities were calculated using the high and low ranges of the pricing services' values. Alternatively, for issued structured notes and ARS, we decreased the discount margin between .1% and 1.2% and increased the discount margin between .1% and 2.0%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument's market. The sensitivity for the derivative credit valuation adjustment was calculated using a combination of increasing the relative credit spread by 8%, and an amount for model uncertainty. For monoline insurers, the recovery rate, CDS spread and asset duration were all changed for negative and positive results and, as this would impact a number of financial instrument valuations, the sensitivities were aggregated and reported under Derivatives (Assets) for 2010. For certain structured interest rate and currency derivatives, the model and model parameter uncertainties were adjusted to determine the reasonably possible alternative assumptions. For other derivative positions, such as commodity swaps, a one-standard deviation range of commodity prices were used on the net exposure. Similarly, a one standard deviation range of model inputs for equity derivatives was applied to equity and foreign exchange volatility, dividends and correlation to assess the reasonably possible outcome. For bank owned life insurance contracts, the sensitivity of a range of values was determined by adjusting the default rates, prepayments and severity by 10%.

The reduction in both positive and negative fair value movement in certain Derivative related assets were caused by the termination of the MBIA monoline insurance contract. The increase in both positive and negative fair value movement in certain Derivative related liabilities was caused by an increase in Level 3 fair value of certain interest rate derivatives and its corresponding sensitivity. Certain

Level 3 instruments, such as hedge funds units reported in the Securities-Trading Equities and the associated client hedges in Derivatives (Liability), are valued using net asset values provided by the fund managers, and we have not applied another reasonably possible alternative assumption to those positions.

Note 3 Securities

The following table presents the financial instruments we held at the end of the period, measured at carrying value:

	Term to maturity (1)								
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	**2011 Total**	2010 Total	2009 Total
Trading account									
Canadian government debt	$ 1,902	$ 8,000	$ 17,234	$ 5,458	$ 4,195	$ -	**$ 36,789**	$ 36,599	$ 30,401
U.S. government debt	314	5,594	4,659	1,485	7,499	-	**19,551**	12,394	12,229
Other OECD government debt	2,109	5,144	5,333	3,957	1,562	-	**18,105**	17,941	10,191
Mortgage-backed securities (2)	-	3	97	39	277	-	**416**	426	746
Asset-backed securities (2)	160	44	422	237	426	-	**1,289**	3,238	2,960
Corporate debt and other debt (2)									
Bankers' acceptances	582	287	-	-	-	-	**869**	757	428
Certificates of deposit	3,092	1,809	353	7	11	-	**5,272**	4,109	1,866
Other (3)	2,398	5,156	10,495	1,942	3,459	1,025	**24,475**	30,932	40,080
Equities	-	-	-	-	-	38,508	**38,508**	38,529	37,312
	10,557	26,037	38,593	13,125	17,429	39,533	**145,274**	144,925	136,213
Available-for-sale securities (4)									
Canadian government debt									
Federal									
Amortized cost	284	363	8,749	21	26	-	**9,443**	14,305	11,764
Fair value	284	370	9,032	22	28	-	**9,736**	14,685	12,161
Yield (5)	.5%	4.2%	1.9%	3.9%	4.1%	-	**1.9%**	3.1%	3.3%
Provincial and municipal									
Amortized cost	301	89	1,112	14	21	-	**1,537**	1,468	1,103
Fair value	302	91	1,131	15	22	-	**1,561**	1,510	1,134
Yield (5)	4.9%	3.6%	2.6%	5.4%	4.9%	-	**3.4%**	3.6%	3.7%
U.S. state, municipal and agencies debt									
Amortized cost	60	50	53	7	3,565	-	**3,735**	3,304	3,580
Fair value	60	51	55	7	3,465	-	**3,638**	3,307	3,524
Yield (5)	1.1%	1.7%	1.3%	5.8%	2.3%	-	**2.2%**	.8%	1.6%
Other OECD government debt									
Amortized cost	4,005	1,108	1,737	190	-	-	**7,040**	5,064	3,513
Fair value	4,005	1,105	1,730	193	-	-	**7,033**	5,080	3,530
Yield (5)	.2%	1.8%	1.8%	3.7%	-	-	**1.3%**	2.3%	1.6%
Mortgage-backed securities (3)									
Amortized cost	-	-	20	26	260	-	**306**	478	1,361
Fair value	-	-	21	28	248	-	**297**	468	1,247
Yield (5)	-	-	4.6%	4.2%	2.6%	-	**2.9%**	3.6%	4.3%
Asset-backed securities									
Amortized cost	128	30	456	1,643	1,078	-	**3,335**	1,854	2,801
Fair value	128	31	452	1,578	998	-	**3,187**	1,764	2,723
Yield (5)	2.0%	5.1%	2.9%	.7%	2.0%	-	**1.5%**	4.4%	2.7%
Corporate debt and other debt (3)									
Amortized cost	2,491	829	2,778	393	395	54	**6,940**	9,827	14,278
Fair value	2,496	834	2,914	361	361	64	**7,030**	9,922	14,378
Yield (5)	3.4%	3.7%	1.8%	5.9%	4.8%	-	**3.1%**	3.0%	2.5%
Equities									
Cost	-	-	-	-	-	1,220	**1,220**	1,370	2,067
Fair value	-	-	-	-	-	1,251	**1,251**	1,405	2,046
Loan substitute									
Cost	-	-	-	-	-	256	**256**	256	256
Fair value	-	-	-	-	-	222	**222**	228	186
Yield (5)	-	-	-	-	-	3.7%	**3.7%**	3.7%	3.7%
Amortized cost	7,269	2,469	14,905	2,294	5,345	1,530	**33,812**	37,926	40,723
Fair value	7,275	2,482	15,335	2,204	5,122	1,537	**33,955**	38,369	40,929
Held-to-maturity securities (4)									
Amortized cost	129	57	61	81	1	-	**329**	225	156
Fair value	129	57	61	81	1	-	**329**	225	156
Total carrying value of securities (5)	$ 17,961	$ 28,576	$ 53,989	$ 15,410	$22,552	$ 41,070	**$ 179,558**	$ 183,519	$ 177,298

(1) Actual maturities may differ from contractual maturities shown above since borrowers may have the right to prepay obligations with or without prepayment penalties.
(2) Includes CDOs which are presented as ABS – CDOs in the table entitled "Fair value of assets and liabilities classified using the fair value hierarchy" in Note 2.
(3) Primarily comprise corporate debt and floating rate notes, supra-national debt and floating rate notes, and commercial paper.
(4) AFS securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost.
(5) The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified from held-for-trading to AFS effective August 1, 2008, in accordance with amendments to Section 3855, CICA Handbook Section 3861 *Financial Instruments – Disclosure and Presentation* (Section 3861) and Section 3862 in 2008 and 2009.

	As at and for the year ended October 31, 2011			As at and for the year ended October 31, 2010		
Financial assets	Total carrying value and fair value	Change in fair value during the year (1)	Interest income/gains (losses) recognized in net income during the year (2)	Total carrying value and fair value	Change in fair value during the year (1)	Interest income/gains (losses) recognized in net income during the year (2)
U.S. state, municipal and agency debt	$ 842	$ (29)	$ 11	$ 1,126	$ 64	$ (5)
Mortgage-backed securities	45	2	3	69	47	13
Asset-backed securities	762	13	(33)	748	(16)	1
Corporate debt and other debt	114	1	6	408	32	5
	$ 1,763	$ (13)	$ (13)	$ 2,351	$ 127	$ 14

(1) This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2) The total amount includes net gain of $3 million related to securities and debt redeemed or sold in 2011 (2010– net gain of $4 million).

On October 1, 2011, we reclassified $1,872 million from held-for-trading to AFS for certain Collateralized Loan Obligation and Residential MBS as these securities meet the definition of loans and receivables and we no longer have the intention to sell the portfolio in the near term. The following table provides the information regarding the reclassification.

Financial assets	Total carrying value and fair value as at October 1, 2011	Changes in fair value recognized in net income from November 1, 2010 to September 30, 2011	Changes in fair value recognized in net income during 2010	Effective interest rate as at October 1, 2011	Estimated cash flows expected to be recovered as at October 1, 2011	Total carrying value and fair value as at October 31, 2011	Changes in fair value from October 1, 2011 to October 31, 2011	Interest income/gains (losses) recognized in net income from October 1, 2011 to October 31, 2011 (1)
Collateralized loan obligations	$ 1,838	$ 50	$ 47	3.6%	$ 1,960	$ 1,738	$ (4)	$ 5
Residential mortgage-backed securities	34	2	9	9.7%	49	31	-	-
	$ 1,872	$ 52	$ 56		$ 2,009	$ 1,769	$ (4)	$ 5

(1) The balance excludes the impact of foreign exchange gains or losses.

Unrealized gains and losses on available-for-sale securities (1), (2)

	2011				2010			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt								
Federal (3)	$ 9,443	$ 293	$ -	$ 9,736	$ 14,305	$ 381	$ (1)	$ 14,685
Provincial and municipal	1,537	25	(1)	1,561	1,468	42	-	1,510
U.S. federal, state, municipal and agency debt (4)	3,735	10	(107)	3,638	3,304	57	(54)	3,307
Other OECD government debt	7,091	26	(33)	7,084	5,068	24	(8)	5,084
Mortgage-backed securities	306	16	(25)	297	478	19	(29)	468
Asset-backed securities								
CDOs	2,009	5	(82)	1,932	229	12	(17)	224
Non-CDO securities	1,326	11	(82)	1,255	1,625	37	(122)	1,540
Corporate debt and other debt	7,218	211	(121)	7,308	10,048	255	(160)	10,143
Equities	1,220	49	(18)	1,251	1,370	48	(13)	1,405
Loan substitute securities	25	-	(34)	222	256	-	(28)	228
	$ 34,141	$ 646	$ (503)	$ 34,284	$ 38,151	$ 875	$ (432)	$ 38,594

(1) Includes $329 million (2010 – $225 million) held-to-maturity securities.
(2) The majority of the MBS are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $52 million, $2 million, $nil and $54 million, respectively for 2011 (2010 – $148 million, $4 million, $nil and $152 million).
(3) Includes MBS backed by insured mortgages created and retained by us.
(4) Includes securities issued by non-U.S. agencies backed by government issued assets, and MBS and ABS issued by U.S. government agencies.

Realized gains and losses on available-for-sale securities (1), (2)

	2011	2010	2009
Realized gains	$ 315	$ 366	$ 290
Realized losses and writedowns	(177)	(320)	(895)
Net gains (losses) on available-for-sale securities	$ 138	$ 46	$ (605)

(1) AFS securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost.
(2) The following related to our insurance operations are included in the Insurance premiums, investment and fee income line on the Consolidated Statements of Income: Realized gains – 2011 – $26 million, 2010 – $9 million, and 2009 – $8 million; Realized losses and writedowns – 2011 – $16 million, 2010 – $1 million, and 2009 – $2 million.

Fair value and unrealized losses position for AFS securities

	2011 (1)					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 223	$ -	$ -	$ -	$ 223	$ -
Provincial and municipal	336	1	-	-	336	1
U.S. state, municipal and agencies debt	1,337	24	963	83	2,300	107
Other OECD government debt	2,706	5	1,379	28	4,085	33
Mortgage-backed securities	58	3	103	22	161	25
Asset-backed securities						
CDOs	1,742	68	189	14	1,931	82
Non-CDO securities	185	10	619	72	804	82
Corporate debt and other debt	2,493	35	468	86	2,961	121
Equities	226	17	15	1	241	18
Loan substitute securities	-	-	187	34	187	34
Total temporarily impaired securities	$ 9,306	$ 163	$ 3,923	$ 340	$ 13,229	$ 503

(1) The majority of the MBS are residential. There are no commercial MBS with unrealized losses.

	2010 (1)					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 510	$ 1	$ -	$ -	$ 510	$ 1
Provincial and municipal	154	-	-	-	154	-
U.S. state, municipal and agencies	119	11	493	43	612	54
Other OECD government debt	3,119	8	-	-	3,119	8
Mortgage-backed securities	51	3	168	26	219	29
Asset-backed securities						
CDOs	9	-	198	17	207	17
Non-CDO securities	355	35	499	87	854	122
Corporate debt and other debt	2,517	51	1,159	109	3,676	160
Equities	29	8	45	5	74	13
Loan substitute securities	-	-	192	28	192	28
Total temporarily impaired securities	$ 6,863	$ 117	$ 2,754	$ 315	$ 9,617	$ 432

(1) The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for 12 months or more are $20 million and a nominal amount, respectively.

AFS securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1. Depending on the nature of the securities under review we apply specific methodology to assess whether it is probable that the amortized cost of the security would be recovered. As at October 31, 2011, our gross unrealized losses on AFS securities were $503 million (2010 – $432 million).

When assessing other-than-temporary impairment for debt instruments we primarily considered counterparty ratings and security-specific factors, including collateral, external ratings, subordination and other market factors. For complex debt instruments including U.S. non-agency MBS, ABS and other structured products, we also use cash flow projection models which incorporate actual and projected cash flows for each security using a number of assumptions and inputs that are based on security specific factors. The inputs and assumptions used such as default, prepayment and recovery rates are based on updated market data. For U.S. non-agency MBS, recovery rates are largely dependent upon forecasted property prices which were assessed at the municipal level, provided by a third-party vendor. In addition, we also consider the transaction structure and credit enhancement for the structured securities. If the model predicts that it is probable that we will not be able to recover the entire principal and interest amount, we do a further review of the security in order to assess whether a loss would ultimately be realized.

With respect to debt securities where, based on management's judgment, it was not probable that all the principal and interest would be recovered, the securities were deemed to be other-than-temporarily impaired and were written down to their fair value.

As equity securities do not have contractual cash flows, they are assessed differently than debt securities. For equity securities held at cost and those with unrealized losses, we assess whether there is any objective evidence that suggests that the security is other-than-temporarily impaired. The factors we consider include the length of time and extent the fair value has been below the cost and the financial condition and near term prospects of the issuer. We also consider the estimated recoverable value and the period of recovery. We conduct further analysis for securities where the fair value had been below cost for greater than 12 months. Equity securities where management believes that the fair value will not recover prior to their disposition and which have an unrealized loss for a prolonged period of time or the unrealized loss is significant, were deemed to be other-than-temporarily impaired and were written down to their fair value.

The majority of the $107 million (2010 – $54 million) unrealized loss on U.S. state, municipal and agencies debt securities are related to U.S. ARS and TOBs. The issuing agencies are supported by the U.S. government and the unrealized losses on these securities largely reflect the liquidity concerns in the current market.

Unrealized losses on other OECD government debt were higher compared to the prior year and reflect the impact of the current credit spreads on certain European sovereign debt.

The MBS largely consist of U.S. non-agency Alt-A and prime securities. The Alt-A and prime securities are high quality super senior tranches with credit support through subordination, overcollateralization, and excess spread. The unrealized losses of $25 million (2010 – $29 million) reflect the impact of the current credit spreads.

ABS mainly comprise CDOs, U.S. ARS, uninsured student loans and securities backed by credit card receivables. Unrealized losses on CDOs of $82 million (2010 – $17 million) were significantly higher than the prior year primarily due to foreign exchange translation losses on the portfolio that was reclassified from held-for-trading to AFS, discussed earlier in this note. The majority of these instruments are highly rated with significant credit support. Non-CDO securities experienced price improvements over the year and the unrealized losses declined from $122 million to $82 million.

Corporate and other debt mainly includes corporate debt and bonds, Non-OECD government securities, certificate of deposits and hybrid instruments. The Non-OECD government securities primarily relate to Caribbean countries where we have ongoing operations. The unrealized losses of $121 million (2010 – $160 million) are lower compared to a year ago and mainly reflect the decreasing interest rate environment.

Equity holdings largely comprise publicly traded common and preferred shares. To a lesser extent, we also hold investments in private and venture companies. As at October 31, 2011, there were unrealized losses of $18 million, compared to unrealized losses of $13 million a year ago . The loan substitute securities are predominantly perpetual preferred shares of highly rated Canadian entities.

Management believes that the unrealized losses on the above-mentioned securities as at October 31, 2011, are temporary in nature and intends to hold them until recovery of their fair value which may be on maturity of the debt securities.

Held-to-maturity securities

Held-to-maturity securities stated at amortized costs are subject to periodic impairment review and are classified as impaired when, in management's opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans as described in Note 1 to the financial statements. Management is of the view that there is no impairment on held-to-maturity investments as at October 31, 2011.

Net gains/losses on AFS securities

When we determine that a security is other-than-temporarily impaired, the amortized cost of the security is written down to its fair value and the previous loss in AOCI is reclassified to net income. During 2011, $138 million of net gains were recognized in net income (2010 – net gains of $46 million) on AFS. The net gains in the current year largely reflected net gains of $239 million primarily due to sales and capital distributions from certain private equities, sale of Canadian government securities, redemption of certain U.S. ARS as well as sale of quoted equities. These gains were partially offset by losses of $101 million primarily on securities that were deemed to be impaired such as certain U.S. ARS, private equities and corporate debt.

Included in the net gains is $10 million of net gains mainly on the sale of Canadian government securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (2010 – $8 million).

Interest and dividends on available-for-sale and held-to-maturity securities (1), (2)

	2011	2010	2009
Taxable interest income	$ **993**	$ 1,025	$ 1,688
Non-taxable interest income	**72**	92	105
Dividends	**20**	24	70
	$ **1,085**	$ 1,141	$ 1,863

(1) AFS securities are carried at fair value and held-to-maturity securities are carried at amortized cost.

(2) The following related to our insurance operations are included in the Insurance premiums, investment and fee income line on the Consolidated Statements of Income: Taxable interest income – 2011 – $110 million, 2010 – $115 million, and 2009 – $134 million; Non-taxable interest income – 2011 – $32 million, 2010 – $34 million and 2009 – $28 million; Dividends – 2011 – $3 million, 2010 – $3 million, and 2009 – $3 million.

Note 4 Loans

	2011				2010			
	Canada	**United States**	**Other International**	**Total**	Canada	United States	Other International	Total
Retail (1)								
Residential mortgages	$ **132,018**	$ **321**	$ **2,465**	$ **134,804**	$ 124,064	$ 308	$ 2,418	$ 126,790
Personal	**75,668**	**4,020**	**2,504**	**82,192**	69,291	3,896	2,332	75,519
Credit cards	**8,793**	**31**	**183**	**9,007**	9,704	26	186	9,916
Small business (2)	**2,481**	**-**	**-**	**2,481**	2,712	-	-	2,712
	218,960	**4,372**	**5,152**	**228,484**	205,771	4,230	4,936	214,937
Wholesale (1)								
Business (3),(4)	**40,324**	**11,885**	**11,873**	**64,082**	39,015	7,348	9,216	55,579
Bank (5)	**770**	**446**	**1,228**	**2,444**	808	233	875	1,916
Sovereign (6)	**2,384**	**-**	**848**	**3,232**	1,632	-	980	2,612
	43,478	**12,331**	**13,949**	**69,758**	41,455	7,581	11,071	60,107
Total loans (7)	**262,438**	**16,703**	**19,101**	**298,242**	247,226	11,811	16,007	275,044
Allowance for loan losses	**(1,465)**	**(159)**	**(334)**	**(1,958)**	(1,490)	(185)	(363)	(2,038)
Total loans net of allowance for loan losses	$ **260,973**	$ **16,544**	$ **18,767**	$ **296,284**	$ 245,736	$ 11,626	$ 15,644	$ 273,006

(1) Geographic information is based on residence of borrower.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an individual client basis.
(4) Included under Canada and U.S. for 2011 are loans totalling $1.1 billion (2010 – $1.1 billion) and $1.4 billion (2010 – $1.5 billion), respectively, to VIEs administered by us.
(5) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(6) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(7) Loans are net of unearned income of $422 million (2010 – $370 million).

The principal collateral and other credit enhancements we hold as security for retail loans include: (i) mortgage insurance, mortgages over residential real estate and properties, and (ii) recourse to the personal assets being financed such as automobiles, as well as personal guarantees, term deposits and securities. For wholesale loans they include: (i) recourse to business assets such as real estate, equipment, inventory, accounts receivable, cash, intangible assets, securities and guarantees, and (ii) recourse to the commercial real estate properties being financed.

Loan maturities and rate sensitivity

	2011							
	Maturity term (1)				Rate sensitivity			
	Under 1 year (2), (3)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate-sensitive	Total
Retail	$ 107,656	$ 107,502	$ 13,326	$ 228,484	$ 131,539	$ 93,776	$ 3,169	$ 228,484
Wholesale	35,770	25,150	8,838	69,758	40,106	28,281	1,371	69,758
Total loans	$ 143,426	$ 132,652	$ 22,164	$ 298,242	$ 171,645	$ 122,057	$ 4,540	$ 298,242
Allowance for loan losses	-	-	-	(1,958)	-	-	-	(1,958)
Total loans net of allowance for loan losses	$ 143,426	$ 132,652	$ 22,164	$ 296,284	$ 171,645	$ 122,057	$ 4,540	$ 296,284

	2010							
	Maturity term (1)				Rate sensitivity			
	Under 1 year (2), (3)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate-sensitive	Total
Retail	$ 94,476	$ 101,778	$ 18,683	$ 214,937	$ 114,434	$ 97,042	$ 3,461	$ 214,937
Wholesale	30,470	18,200	11,437	60,107	33,046	25,695	1,366	60,107
Total loans	$ 124,946	$ 119,978	$ 30,120	$ 275,044	$ 147,480	$ 122,737	$ 4,827	$ 275,044
Allowance for loan losses	-	-	-	(2,038)	-	-	-	(2,038)
Total loans net of allowance for loan losses	$ 124,946	$ 119,978	$ 30,120	$ 273,006	$ 147,480	$ 122,737	$ 4,827	$ 273,006

(1) Generally, based on the earlier of contractual repricing or maturity date.
(2) Included in Wholesale are loans totalling $2.5 billion (2010 – $2.6 billion) to variable interest entities administered by us. All of the loans reprice monthly or quarterly.
(3) Includes variable rate loans that can be repriced at the clients' discretion without penalty.

Total loans purchased during the year ended October 31, 2011 was $4.2 billion (2010 – $3.2 billion). During the year ended October 31, 2011, we acquired $5 million of assets in respect of problem loans (2010 – $10 million). The related reduction in the Allowance for credit losses was nominal (2010 – $7 million).

Allowance for loan losses

	2011						2010
	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of year	Balance at end of year
Retail							
Residential mortgages	$ 65	$ (16)	$ 2	$ 11	$ 9	$ 71	$ 65
Personal	153	(515)	78	427	2	145	153
Credit cards	-	(440)	76	364	-	-	-
Small business (2)	18	(45)	7	34	1	15	18
	$ 236	$ (1,016)	$ 163	$ 836	$ 12	$ 231	$ 236
Wholesale							
Business (3)	$ 442	$ (247)	$ 60	$ 137	$ (10)	$ 382	$ 442
Bank (4)	34	-	-	-	(1)	33	34
Sovereign (5)	9	(9)	-	-	-	-	9
	$ 485	$ (256)	$ 60	$ 137	$ (11)	$ 415	$ 485
Specific allowances	$ 721	$ (1,272)	$ 223	$ 973	$ 1	$ 646	$ 721
Retail							
Residential mortgages	$ 26	$ -	$ -	$ 1	$ 14	$ 41	$ 26
Personal	480	-	-	2	(70)	412	480
Credit cards	365	-	-	(2)	2	365	365
Small business (2)	60	-	-	-	-	60	60
	$ 931	$ -	$ -	$ 1	$ (54)	$ 878	$ 931
Wholesale							
Business (3)	$ 386	$ -	$ -	$ 1	$ 47	$ 434	$ 386
	$ 386	$ -	$ -	$ 1	$ 47	$ 434	$ 386
Allowance for off-balance sheet and other items (6)	$ 88	$ -	$ -	$ -	$ 3	$ 91	$ 88
General allowance (6)	$ 1,405	$ -	$ -	$ 2	$ (4)	$ 1,403	$ 1,405
Total allowance for credit losses	$ 2,126	$ (1,272)	$ 223	$ 975	$ (3)	$ 2,049	$ 2,126
Allowance for off-balance sheet and other items (7)	(88)	-	-	-	(3)	(91)	(88)
Total allowance for loan losses	$ 2,038	$ (1,272)	$ 223	$ 975	$ (6)	$ 1,958	$ 2,038

(1) Primarily represents the translation impact of foreign currency-denominated allowance for loan losses.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an indiv dual client basis. Includes $4 million (2010 – $2 million) of provisions related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper (ABCP) conduit programs.
(4) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(5) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6) Includes $91 million related to off-balance sheet and other items (2010 – $88 million).
(7) The allowance for off-balance sheet is reported separately under Other liabilities.

We employ different measurement process for our allowance for credit losses for our wholesale and retail client portfolios, either at the individual obligor level or on a pooled basis (collectively assessed) at the portfolio level. Generally, loans that are considered individually significant are assessed on a case-by-case basis at each balance sheet date whether there is any objective evidence that a loan is impaired. Our wholesale portfolio is primarily assessed on an individual client basis. Collectively assessed allowances, on the other hand, include estimated losses on retail loans identified as impaired and estimated losses on both retail and wholesale loans which have not been specifically identified as impaired. The following table disaggregates our outstanding loan balance and allowance for loan losses based on our measurement process:

Loan balances and allowance for credit losses by measurement process

	2011		
	Outstanding loan balance	Allowance for loan losses	Total loans net of allowance for loan losses
Retail			
Pooled basis	$ 228,484	(1,109)	227,375
	$ 228,484	$ (1,109)	$ 227,375
Wholesale			
Individual basis	$ 1,000	$ (296)	$ 704
Pooled basis	68,758	(553)	68,205
	$ 69,758	$ (849)	$ 68,909
	$ 298,242	$ (1,958)	$ 296,284

Net interest income after provision for credit losses

	2011	2010	2009
Net interest income	$ 10,600	$ 10,338	$ 10,705
Provision for credit losses	975	1,240	2,167
Net interest income after provision for credit losses	$ 9,625	$ 9,098	$ 8,538

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	2011				2010			
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail								
Residential mortgages	$ 1,271	$ 565	$ 47	$ 1,883	$ 1,291	$ 624	$ 93	$ 2,008
Personal	653	285	10	948	659	300	11	970
Credit cards	307	140	73	520	309	147	75	531
Small business	35	17	-	52	31	18	-	49
	$ 2,266	$ 1,007	$ 130	$ 3,403	$ 2,290	$ 1,089	$ 179	$ 3,558
Wholesale								
Business	$ 417	$ 241	$ -	$ 658	$ 557	$ 292	$ 1	$ 850
	$ 417	$ 241	$ -	$ 658	$ 557	$ 292	$ 1	$ 850
Total	$ 2,683	$ 1,248	$ 130	$ 4,061	$ 2,847	$ 1,381	$ 180	$ 4,408

Impaired loans (1)

	2011				2010
	Unpaid principal balance (2)	Gross	Specific allowances	Net	Net
Retail					
Residential mortgages	$ 719	$ 719	$ (71)	$ 648	$ 626
Personal	325	289	(145)	144	125
Small business (3)	40	40	(15)	25	31
	$ 1,084	$ 1,048	$ (231)	$ 817	$ 782
Wholesale (4)					
Business (5)	$ 1,552	$ 1,306	$ (382)	$ 924	$ 1,176
Bank (6)	34	33	(33)	-	-
	$ 1,586	$ 1,339	$ (415)	$ 924	$ 1,176
Total	$ 2,670	$ 2,387	$ (646)	$ 1,741	$ 1,958

(1) Average balance of gross impaired loans for the year was $1.1 billion (October 31, 2010 – $1.0 billion) and $1.4 billion (October 31, 2010 – $1.7 billion) for retail and wholesale loan portfolio respectively. The majority of the impaired loans are over 90 days overdue.

(2) The difference between unpaid principal balance and gross impaired loans represents partial charge-offs; interest payments received and applied to the carrying value; net deferred loan fees or costs; and discount or premiums on purchased loans (collectively referred to as Deferred Loan Interest (DLI)). Partial write-offs and DLI for gross impaired loans from our Caribbean operations, which approximates $493 million (October 31, 2010 – $397 million), are excluded from the table.

(3) Includes small business exposure managed on a pooled basis.

(4) Impaired loans without an allowance was $119 million (October 31, 2010 – $156 million) for business loans .

(5) Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $53 million (October 31, 2010 – $57 million) and $49 million (October 31, 2010 – $55 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs.

(6) Bank refers primarily to regulated deposit-taking institutions and securities firms.

Securitization activities by major product type

We periodically securitize our credit card receivables, residential mortgage loans and we participate in bond securitization primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

Credit card receivables

We securitize a portion of our credit card receivables through a SPE on a revolving basis. The SPE is financed through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The issuances are rated by at least two of the following rating agencies: Dominion Bond Rating Service (DBRS), Moody's Investors Service (Moody's) or Standard & Poor's (S&P). This SPE meets the criteria for a QSPE and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating it.

Our continuing involvement includes servicing the credit card receivables sold to the QSPE and performing an administrative role for the QSPE. We also provide first-loss protection to the QSPE in two forms. First, we have an interest in the excess spread from the QSPE which is subordinate to the QSPE's obligation to the holders of its ABS. Excess spread is the residual net interest income after all trust expenses have been paid. Our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE's noteholders are affected. The present value of this excess spread is reported as a retained interest within our AFS securities on our Consolidated Balance Sheets. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

We own all of the subordinated notes issued by the QSPE and report them within our AFS securities in our Consolidated Balance Sheets. We may own some senior notes as investments or for market-making activities and retain a cash reserve account from time to time. As at October 31, 2011, we do not own senior notes and the subordinated notes owned by us represent approximately 4.5% of the total securities issued by the QSPE (2010- subordinated and senior notes represent 4.5% and 6.0% of the total securities issued by the QSPE, respectively). The subordinated notes provide credit support for the senior notes. We also act as counterparty in interest rate and cross currency swap agreements under which we hedge the QSPE's interest and currency risk exposure.

Canadian residential mortgage loans

We securitize insured Canadian residential mortgage loans through the creation of MBS pools under the National Housing Act MBS program (NHA MBS program) and sell them to third party investors, or predominantly to a government sponsored trust under the Canada Mortgage Bond (CMB) program. The trust periodically issues CMB, which are guaranteed by the government, and sells them to third-party investors. Proceeds of the CMB issuances are used by the trust to purchase the MBS pools from eligible MBS issuers who participate in the issuance of a particular CMB series.

Our continuing involvement includes servicing the underlying mortgages we have securitized ourselves or through an independent servicer. We also retain interests in the form of excess spread on the sold MBS. The present value of this excess spread is reported as a retained interest within our AFS or held-for-trading securities on our Consolidated Balance Sheets. In addition, we also act as counterparty in interest rate swap agreements under the CMB program which we pay the SPE the interest due to CMB investors and receive the interest on the underlying MBS which we sold to the trust.

We also hold NHA MBS to manage our liquidity and collateral requirements.

Insured NHA MBS

All loans securitized under the NHA MBS program are insured by the Canadian government or a third party insurer. We require the borrower to pay the insurance for mortgages for which the loan amount is greater than 80% of the original appraised value of the property (loan-to-value ratio (LTV)). For mortgage loans with a LTV ratio less than 80% and securitized under this program we are required to insure at our own expense.

Under the NHA-MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or the insurer. When the borrower defaults on the mortgage payment, we submit a claim to the insurer if the amount recovered from the collection or foreclosure process is lower than the sum of the mortgage principal balance, accrued interest and collection costs on the outstanding loan. The insurance claim process is managed by the insurance provider in accordance with the insurer's policies and covers the entire unpaid loan balance plus interest generally up to 12 months, selling costs and other eligible expenses. If an insurance claim is denied, a loss is recognized in Provision for credit losses in our Consolidated Statements of Income. As at October 31, 2011 and October 31, 2010, the amount recorded as a loss is not material to our Consolidated Financial Statements. In addition, no significant losses were incurred due to legal action arising from a mortgage default as at October 31, 2011 and October 31, 2010.

U.S. residential mortgage loans

We originate and sell U.S. residential mortgage loans into the secondary mortgage market to issuers or guarantors of MBS. The issuers are usually government-sponsored entities which securitize these mortgages into MBS securities and guarantee as to timely payment of principal and interest. Our continuing involvement includes only servicing the underlying mortgages we have sold for funding and liquidity purposes ourselves or through an independent servicer. As a result of the sale of our U.S. banking operations, these transactions are now reported as discontinued operations. Refer to Notes 1 and 11.

Commercial mortgage loans

We securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to SPEs, one of which is sponsored by us. The SPEs finance the purchase of these pools by issuing certificates with varying degrees of subordination. The certificates issued by the SPE which we sponsor range from AAA to B- and are rated by any two of DBRS, Moody's and S&P. The most subordinated certificates are unrated. The certificates represent undivided interests in the collateral pool, and the SPE which we sponsor, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools.

We do not retain any beneficial interests in the loans sold unless we purchase some of the securities issued by the SPEs for our own account. We are the primary servicer under contract with a third-party master servicer for the loans that we sold to our sponsored SPE. We have not securitized commercial mortgages since 2008.

Bond Securitizations

We participate in bond securitizations activities where we purchase government, government related and corporate bonds, and repackage those bonds in participation certificates. A structuring fee is charged and is recognized in our Income Statement at the time of sale of the participation certificates to third-party investors. Our continuing involvement includes only servicing the underlying bonds we sold to third-party investors and we do not retain any beneficial interest unless we purchase some of the certificates issued.

The following table summarizes our securitization activities for 2011, 2010 and 2009.

	2011		2010		2009	
	Credit card receivables (1), (2)	Canadian residential mortgage loans (1), (3), (4)	Credit card receivables (1), (2)	Canadian residential mortgage loans (1), (3), (4)	Canadian residential mortgage loans (1), (3), (4)	Bond participation certificates (1), (5)
Securitized and sold (6)	$ 2,124	$ 9,674	$ 1,283	$ 6,512	$ 21,392	$ 15
Net cash proceeds received	2,028	9,546	1,225	6,427	21,202	16
Asset-backed securities purchased	96	-	58	-	-	-
Retained rights to future excess interest	16	346	9	230	1,121	-
Pre-tax gain on sale, net of hedging activities	16	164	9	98	770	1

(1) We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(2) With respect to the securitization of credit card receivables in 2011, the net cash proceeds received represent gross cash proceeds of $2,124 million (2010 – $1,283 million) less funds used to purchase notes of $96 million (2010 – $58 million) issued by Golden Credit Card Trust. The principal value of the purchased notes was $96 million (2010 – $58 million). We did not securitize any credit card receivables during 2009.
(3) Canadian insured residential mortgage loans securitized during the year through the creation of NHA MBS and retained as at October 31, 2011 were $6,886 million (2010 – $6,845 million; 2009 – $6,456 million). These securities are carried at fair value.
(4) Pre-tax gain on sale includes the results of our economic hedging activities of $(54) million (2010 – $(47) million; 2009 – $(161) million).
(5) Includes bond securitizations activities of RBTT. None of the securities sold were retained. There were no bond securitization activities during 2011 and 2010.
(6) Includes Canadian residential mortgage loans securitized during the period and prior periods.

Cash flows from securitizations (1)

	2011		2010		2009	
	Credit card receivables	Canadian residential mortgage loans	Credit card receivables (4)	Canadian residential mortgage loans	Credit card receivables	Canadian residential mortgage loans
Proceeds reinvested in revolving securitizations	$ 14,588	$ 6,181	$ 16,173	$ 6,551	$ 17,157	$ 4,959
Cash flows from excess spread (2)	367	650	472	692	270	629
Other cash flows received (3)	347	-	640	-	42	-

(1) This analysis is not applicable for bond securitizations as we have not retained rights to future excess spread in these transactions.
(2) Includes servicing fees received.
(3) Includes cash flows received on AFS securities held by us including principal and interest payments received.
(4) Comparative amounts presented have been revised from those previously reported.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key assumptions (1), (2)

	2011		2010		2009 (3)
	Credit card receivables	Canadian residential mortgage loans	Credit card receivables	Canadian residential mortgage loans	Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	.25	3.27	.25	3.53	2.70
Payment rate	40.76%	19.28%	38.00%	19.28%	26.76%
Excess spread, net of credit losses	5.56%	1.32%	4.66%	1.30%	2.34%
Discount rate	10.00%	.94-2.92%	10.50%	.40%-3.19%	.40-3.07%
Expected credit losses	2.82%	-%	3.88%	-%	-%

(1) All rates are annualized except the payment rate for credit card receivables which is monthly.
(2) This analysis is not applicable for bond securitizations as we have not retained rights to future excess spread in these transactions.
(3) We did not securitize any credit card receivables during the period.

Sensitivity of key assumptions

Key assumptions are used to determine the fair value of our retained interests. The following table is a summary of the key assumptions used as at October 31, 2011 and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in these key assumptions.

Increase (decrease) in fair value of retained interests due to adverse changes in key assumptions (1), (2)

	2011		2010	
	Credit card receivables	**Canadian residential mortgage loans**	Credit card receivables	Canadian residential mortgage loans
Fair value of retained interests	**$ 28.7**	**$ 1,027.5**	$ 15.3	$ 1,090.1
Weighted average remaining service life (in years)	**.25**	**2.32-3.56**	.25	2.57-4.49
Payment rate	**43.44%**	**10.86%-23.88%**	38.81%	16.07-23.74%
Impact on fair value of 10% adverse change	**$ (2.2)**	**$ (22.9)**	$ (1.0)	$ (27.4)
Impact on fair value of 20% adverse change	**(4.3)**	**(45.4)**	(1.9)	(53.9)
Excess spread, net of credit losses	**5.17%**	**1.23%-1.69%**	3.10%	.97%-1.87%
Impact on fair value of 10% adverse change	**$ (3.0)**	**$ (117.3)**	$ (3.8)	$ (123.8)
Impact on fair value of 20% adverse change	**(6.1)**	**(234.5)**	(7.6)	(247.4)
Expected credit losses	**2.67%**	**-%**	3.05%	-%
Impact on fair value of 10% adverse change	**$ (1.5)**	**$ -**	$ (1.5)	$ -
Impact on fair value of 20% adverse change	**(3.0)**	**-**	(3.1)	-
Discount rate	**10.00%**	**1.20%-2.23%**	10.00%	1.19%-2.04%
Impact on fair value of 10% adverse change	**$ -**	**$ (1.4)**	$ -	$ (2.1)
Impact on fair value of 20% adverse change	**(.1)**	**(2.8)**	-	(3.9)

(1) All rates are annualized except for the credit card receivables payment rate which is monthly.
(2) This analysis is not applicable to bond securitizations as we have not retained rights to future excess spread in these transactions.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Generally, the changes in one factor may result in changes in another, which may magnify or counteract the sensitivity.

Static pool credit losses provide a measure of the credit risk in our securitized assets and are calculated by totalling actual incurred and projected credit losses and dividing the result by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card receivables at October 31, 2011 was .56% (2010 – .77%). Static pool credit losses are not applicable to residential mortgages as substantially all the mortgages are government guaranteed.

The following table summarizes the loan principal, past due and net write-offs for total loans reported on our Consolidated Balance Sheets and securitized loans that we manage.

Loans managed

	2011			2010		
	Loan principal	**Past due (1)**	**Net write-offs**	Loan principal	Past due (1)	Net write-offs
Retail	**$ 273,456**	**$ 1,496**	**$ 937**	$ 255,710	$ 1,555	$ 1,047
Wholesale	**69,758**	**1,339**	**196**	60,107	1,662	427
Total loans managed (2)	**343,214**	**2,835**	**1,133**	315,817	3,217	1,474
Less: Loans securitized and managed						
Credit card receivables	**3,930**	**44**	**84**	3,265	50	129
Canadian residential mortgage-backed securities created and sold	**30,775**	**205**	**-**	28,238	232	-
Canadian residential mortgage-backed securities created and retained	**10,267**	**69**	**-**	9,270	76	-
Total loans reported on the Consolidated Balance Sheets	**$ 298,242**	**$ 2,517**	**$ 1,049**	$ 275,044	$ 2,859	$ 1,345

(1) Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.
(2) Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.

In addition to the above securitization transactions, our loan sales activities are presented in the following table:

Loan sales (1)

	2011		2010		2009	
	Wholesale loans (2)	**Commercial mortgage loans**	Wholesale loans (2)	Commercial mortgage loans	Wholesale loans (2)	Commercial mortgage loans
Sold	**$ 149**	**$ 32**	$ 58	$ 129	$ 25	$ 23

(1) Gains (losses) on whole loan sales are nominal.
(2) Includes only the portions that are funded by Royal Bank of Canada.

The following table provides information about VIEs as at October 31, 2011 and 2010, in which we have significant variable interests, and those we consolidate under AcG-15 because we are the primary beneficiary.

	2011		2010	
	Total assets	**Maximum exposure to loss**	Total assets	Maximum exposure to loss
Unconsolidated VIEs in which we have significant variable interests (1)				
Multi-seller conduits (2)	**$ 24,271**	**$ 24,614**	$ 21,847	$ 22,139
Structured finance VIEs	**4,393**	**2,014**	4,669	2,030
Credit investment product VIEs	**253**	**17**	502	19
Investment funds	**111**	**30**	249	61
Other	**382**	**159**	165	39
	$ 29,410	**$ 26,834**	$ 27,432	$ 24,288
Consolidated VIEs (3), (4)				
Structured finance VIEs	**$ 4,025**		$ 2,998	
Investment funds	**1,447**		1,012	
Compensation vehicles	**29**		53	
Other	**1**		3	
	$ 5,502		$ 4,066	

(1) The maximum exposure to loss resulting from our significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. We have recognized $2,831 million (2010 – $2,918 million) of this exposure on our Consolidated Balance Sheets.
(2) Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2011. Actual assets held by these conduits as at October 31, 2011, were $16,283 million (2010 – $13,969 million).
(3) The assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Interest-bearing deposits with banks of $94 million (2010 – $76 million), Trading securities of $1,536 million (2010 – $740 million), AFS securities of $2,469 million (2010 – $1,786 million), Loans of $1,271 million (2010 – $1,346 million) and Other assets of $103 million (2010 – $65 million). The compensation vehicles hold $29 million (2010 – $53 million) of our common shares, which are reported as Treasury shares. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.
(4) Investors of a consolidated VIE have recourse only to the assets of that VIE and do not have recourse to our general assets unless we breach our contractual obligations relating to that VIE, provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, that VIE.

Multi-seller and third-party conduits
We previously administered six multi-seller ABCP conduit programs (multi-seller conduits) – three in each of Canada and the U.S.. During the first quarter of 2011, one of the three Canadian multi-seller conduits transferred all of its assets to the remaining two Canadian conduits and we currently administer the remaining five conduits. These conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs.

An unrelated third party (expected loss investor) absorbs credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before the multi-seller conduits' debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority (greater than fifty percent) of each multi-seller conduit's expected losses; therefore, we are not the Primary Beneficiary and do not consolidate these conduits. However, we continue to hold a significant variable interest in these multi-seller conduits resulting from our provision of backstop liquidity and partial credit enhancement facilities and entitlement to residual fees.

We held significant variable interests in third-party ABS conduits primarily through providing liquidity support and credit enhancement facilities. However, we are not the Primary Beneficiary and do not consolidate these conduits.

The liquidity and credit enhancement facilities are described in Note 25.

Structured finance VIEs
We purchase U.S. ARS from entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Certain of these entities are VIEs (U.S. ARS VIEs). We are subject to losses on these U.S. ARS VIEs if defaults are experienced on the underlying student loans; however, the principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In our role as auction remarketing agent for some of these entities, we are under no legal obligation to purchase the notes issued by these entities in the auction process. We hold significant variable interests in certain unconsolidated entities. We consolidate certain of these U.S. ARS VIEs where our expected loss calculations indicate that we are exposed to a majority of the expected loss through our note holdings in these entities.

We also sold ARS into TOB programs, where each ARS TOB program consists of a credit enhanced (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit and liquidity facility issued by us, which requires us to extend funding if there are any credit losses on the ARS. The CE Trust certificate is deposited into a TOB Trust which provides the financing of the purchase of the underlying security through the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating-rate certificates and we provide liquidity facilities to each of the ARS TOB programs to purchase any floating-rate certificates that have been tendered but not successfully remarketed. We receive market-based fees for acting as the remarketing agent and providing the letters of credit and liquidity facilities. Both the CE and the TOB trusts are VIEs. We consolidate certain of these ARS TOB programs where our expected loss calculations indicate that we are exposed to a majority of the expected loss through our letters of credit and liquidity facilities. We continue to hold significant variable interests through the provision of the facilities in other unconsolidated ARS TOB programs where the residual certificate holder is exposed to a majority of the expected losses in these trusts. The liquidity facilities and letters of credit are described in Note 25.

We utilize the TOB funding vehicle to finance other non-ARS assets within our capital markets platform. The structure of other non-ARS TOB programs that we are involved with is similar to the structure of the ARS TOB programs described above, However, in certain non-ARS TOB programs, we purchased the residual certificates issued by these TOB vehicles which are enhanced with our credit facilities and exposes us to credit risk of the underlying bonds as well as credit spread risk on the bonds. We consolidate these non-ARS TOB programs where we are exposed to a majority of the expected losses as a result of our credit enhancement of the underlying bonds. In certain other non-ARS TOB programs, the residual certificates are held by third parties and we do not provide credit enhancement of the underlying assets but only provide liquidity facilities on the floating rate certificates, therefore, we do not consolidate these programs.

During 2011, we structured nine TOB trusts to finance the purchase of tax exempt bonds under which we provide a letter of credit and liquidity facility and purchase and hold the residual certificates issued by the trusts, which are VIEs. We have consolidated each of the VIEs because we are exposed to a majority of the expected losses. As at October 31, 2011, the total assets of these TOB Trusts, which are included in AFS securities on our Consolidated Balance Sheets, were $1,266 million.

Creation of credit investment products
We use VIEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors' specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these VIEs (credit protection) in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these VIEs as collateral for notes issued but the transfer of assets does not meet sale recognition criteria under AcG-12.

These VIEs issue funded notes. In certain instances, we invest in the funded notes issued by these VIEs. Some of the VIEs also issue unfunded notes in the form of senior credit derivatives or funding commitments and we may be an investor of these unfunded notes. The investors in the funded and unfunded notes ultimately bear the cost of any payments made by the VIEs as a result of the credit protection provided to us. We may hold significant variable interests in VIEs as a result of our investment in the notes.

Investment funds
We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we hedge our exposure from these derivatives by investing in those referenced funds. We consolidate the referenced funds when we are exposed to a majority of the expected losses of the funds.

Compensation vehicles
We use compensation trusts, which primarily hold our own common shares, to economically hedge our obligation to certain employees under some of our stock-based compensation programs. We consolidate the trusts in which we are the Primary Beneficiary.

Capital trusts
RBC Subordinated Notes Trust (Trust III) and RBC Capital Trust II (Trust II) were created to issue innovative capital instruments, the proceeds of which were used to purchase senior deposit notes from us. Although we own the common equity and voting control of these trusts, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses, and we do not have a significant variable interest in these trusts. For details on the senior deposit notes and innovative capital instruments, refer to Notes 13 and 17, respectively.

Securitization of our financial assets
We employ VIEs in the process of securitizing our assets, none of which are consolidated under AcG-15. One entity is a QSPE, which is specifically exempt from consolidation, and our level of participation in each of the remaining VIEs relative to others does not expose us to a majority of the expected losses. We also do not have significant variable interests in these VIEs. For details on our securitization activities, refer to Note 5.

Additional information about our VIEs are provided in Note 31.

Note 7 Derivative instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, credit risk, and equity or equity index. Non-financial derivatives are contracts whose value is derived from a precious metal, commodity instrument or index. Notional amount of derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by counterparties, and do not reflect our exposure at default.

Financial derivatives
Forwards and futures
Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below.

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps
Swaps are over-the-counter contracts in which two counterparties exchange a series of cash flows based on agreed upon rates to a notional amount. The various swap agreements that we enter into are as follows.

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Cross currency swaps involve the exchange of fixed interest and principal payments in one currency for the receipt of payments in another currency. Cross currency interest rate swaps may involve the exchange of fixed and floating rate interest and principal amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options
Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser's right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include interest rate options, foreign currency options, equity options and index options.

Credit derivatives
Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment contingent on a credit event affecting the referenced asset.

Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.

Other derivative products
Certain warrants and loan commitments that meet the definition of derivative are also included as derivative instruments.

Non-financial derivatives
We also transact in non-financial derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets.

Derivatives issued for trading purposes
Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives issued for other-than-trading purposes
We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit, equity and foreign exchange risk related to our funding, lending, investment activities and asset/liability management.

Interest rate swaps are used to manage our exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities, including funding and investment activities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We predominantly use credit derivatives to manage our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. We apply hedge accounting to minimize volatility in earnings caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in anticipated cash flows. When a hedging instrument functions effectively, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. We largely assess and measure the effectiveness of a derivative that is designated as a hedging instrument based on the change in its fair value. When cash instruments are designated as hedges of currency risks, only changes in their value due to currency risk are included in the assessment and measurement of hedge effectiveness. We applied hedge accounting to anticipated transactions and firm commitments during the year.

From time to time, we also enter into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.

As at October 31, 2011, after-tax net unrealized gains of $310 million (2010 – after-tax net unrealized losses of $340 million) were recognized in AOCI, representing the cumulative effective portions of our cash flow hedges.

After-tax unrealized losses relating to de-designated hedges of $257 million (before-tax unrealized losses of $357 million) included in AOCI as at October 31, 2011 are expected to be reclassified to Net interest income within the next 12 months.
The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	2011 (1)				2010 (1)			
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships			
	Cash flow hedges	**Fair value hedges**	**Net investment hedges**	**Not designated in a hedging relationship (2)**	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)
Assets								
Derivative instruments	$ 768	$ 2,000	$ 33	$ 97,212	$ 490	$ 2,059	$ 307	$ 103,299
Liabilities								
Derivative instruments	$ 399	$ 44	$ 74	$ 100,920	$ 812	$ 51	$ 119	$ 107,926
Non-derivative instruments	-	2,847	17,211	n.a.	-	1,002	8,732	n.a.

(1) All derivative instruments are carried at fair value while all non-derivative instruments are carried at amortized cost.
(2) Derivative liabilities include stable value contracts on $283 million (2010 – $170 million) of bank-owned life insurance policies and $1 million (2010 – $2 million) of 401(k) plans.
n.a. not applicable

Results of hedge activities recorded in Net income and OCI

	2011			2010		
	Net gains (losses) included in Non-interest income	**Net gains (losses) included in Net interest income**	**After-tax unrealized gains (losses) included in OCI**	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges						
Ineffective portion	$ 15	n.a.	n.a.	$ (5)	n.a.	n.a.
Cash flow hedges						
Ineffective portion	9	n.a.	n.a.	(20)	n.a.	n.a.
Effective portion	n.a.	n.a.	310	n.a.	n.a.	(340)
Reclassified to income during the year (1)	n.a.	(395)	n.a.	n.a.	(118)	n.a.
Net investment hedges						
Foreign currency gains (losses)	n.a.	n.a.	(695)	n.a.	n.a.	(1,785)
Gains (losses) from hedges	n.a.	n.a.	725	n.a.	n.a.	1,479
	$ 24	$ (395)	$ 340	$ (25)	$ (118)	$ (646)

(1) After-tax losses of $284 million were reclassified from AOCI to income for the year ended October 31, 2011 (2010 – losses of $82 million).
n.a. not applicable

Notional amount of derivatives by term to maturity (absolute amounts)

	2011						2010	
	Term to maturity							
	Within 1 year	**1 to 5 years**	**Over 5 years (1)**	**Total**	**Trading**	**Other than Trading**	Trading	Other than Trading
Over-the-counter contracts								
Interest rate contracts								
Forward rate agreements	**$ 647,975**	**$ 260,133**	**$ -**	**$ 908,108**	**$ 908,108**	**$ -**	$ 748,019	$ -
Swaps	**1,435,661**	**1,826,058**	**1,078,516**	**4,340,235**	**4,168,238**	**171,997**	3,584,123	206,838
Options purchased	**34,831**	**38,965**	**23,789**	**97,585**	**97,544**	**41**	86,209	-
Options written	**36,356**	**42,774**	**31,289**	**110,419**	**110,378**	**41**	156,024	-
Foreign exchange contracts								
Forward contracts	**872,548**	**26,405**	**825**	**899,778**	**849,317**	**50,461**	821,974	70,871
Cross currency swaps	**3,602**	**12,229**	**11,155**	**26,986**	**26,679**	**307**	24,789	177
Cross currency interest rate swaps	**97,270**	**267,892**	**120,552**	**485,714**	**469,204**	**16,510**	414,750	34,743
Options purchased	**23,715**	**8,584**	**3,558**	**35,857**	**35,850**	**7**	40,392	7
Options written	**23,366**	**8,292**	**3,151**	**34,809**	**34,809**	**-**	39,908	-
Credit derivatives (2)	**7,604**	**28,282**	**11,790**	**47,676**	**45,775**	**1,901**	88,072	1,479
Other contracts	**48,532**	**31,500**	**28,677**	**108,709**	**107,807**	**902**	89,877	1,757
Exchange-traded contracts								
Interest rate contracts								
Futures – long positions	**28,744**	**19,513**	**46,920**	**95,177**	**95,172**	**5**	95,241	9
Futures – short positions	**58,250**	**29,331**	**70,378**	**157,959**	**157,959**	**-**	113,719	-
Options purchased	**29,555**	**10,714**	**418**	**40,687**	**40,687**	**-**	36,859	-
Options written	**24,704**	**2,443**	**-**	**27,147**	**27,147**	**-**	22,721	-
Foreign exchange contracts								
Futures – long positions	**27**	**-**	**-**	**27**	**27**	**-**	140	-
Futures – short positions	**21**	**-**	**-**	**21**	**21**	**-**	28	-
Other contracts (3)	**152,934**	**39,284**	**10,337**	**202,555**	**202,555**	**-**	139,000	-
	$3,525,695	$2,652,399	$1,441,355	$7,619,449	$7,377,277	$242,172	$6,501,845	$315,881

(1) Includes contracts maturing in over 10 years with a notional value of $406.7 billion (2010 – $337.9 billion). The related gross positive replacement cost is $26.8 billion (2010 – $21.7 billion).

(2) Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes. Credit derivatives with a notional value of $1,901 billion (2010 – $1,497 billion) are economic hedges. Trading credit derivatives comprise protection purchased of $24,423 billion (2010 – $47,985 billion) and protection sold of $21,353 billion (2010 – $40,087 billion); other-than-trading credit derivatives comprise protection purchased of $1,901 billion (2010 – $1,479 billion) and protection sold of $nil (2010 – $nil).

(3) Comprises precious metals, commodity, stable value and equity derivative contracts.

Fair value of derivative instruments

	2011				2010			
	Average fair value for year ended (1)		Year-end fair value		Average fair value for year ended (1)		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Held or issued for trading purposes								
Interest rate contracts								
Forward rate agreements	**$ 468**	**$ 404**	**$ 763**	**$ 602**	$ 287	$ 243	$ 315	$ 284
Swaps	**56,435**	**52,545**	**79,853**	**74,612**	52,854	48,114	62,130	57,351
Options purchased	**1,732**	**–**	**2,324**	**–**	1,601	–	2,099	–
Options written	**–**	**2,180**	**–**	**3,202**	–	2,009	–	2,486
	58,635	**55,129**	**82,940**	**78,416**	54,742	50,366	64,544	60,121
Foreign exchange contracts								
Forward contracts	**11,137**	**10,822**	**10,639**	**9,985**	9,988	9,820	12,201	12,134
Cross currency swaps	**1,995**	**1,725**	**1,851**	**1,489**	2,001	1,690	1,902	1,540
Cross currency interest rate swaps	**12,224**	**17,300**	**11,635**	**17,437**	11,128	13,838	12,211	17,797
Options purchased	**1,408**	**–**	**1,518**	**–**	1,266	–	1,421	–
Options written	**–**	**1,124**	**–**	**1,196**	–	1,110	–	1,190
	26,764	**30,971**	**25,643**	**30,107**	24,383	26,458	27,735	32,661
Credit derivatives (2)	**977**	**926**	**856**	**815**	2,943	2,500	1,995	1,690
Other contracts (3)	**6,805**	**9,083**	**6,126**	**8,469**	7,058	8,400	7,747	10,360
	$93,181	**$96,109**	**$115,565**	**$117,807**	$89,126	$87,724	$102,021	$104,832
Held or issued for other than trading purposes								
Interest rate contracts								
Swaps			**$ 2,915**	**$ 1,615**			$ 2,974	$ 1,976
Options purchased			**1**	**–**			–	–
			2,916	**1,615**			2,974	1,976
Foreign exchange contracts								
Forward contracts			**435**	**325**			533	480
Cross currency swaps			**7**	**2**			2	3
Cross currency interest rate swaps			**1,070**	**582**			1,450	1,843
			1,512	**909**			1,985	2,326
Credit derivatives (2)			**41**	**19**			7	28
Other contracts (3)			**103**	**–**			141	–
			4,572	**2,543**			5,107	4,330
Total gross fair values before netting (4)			**120,137**	**120,350**			107,128	109,162
Valuation adjustments determined on a pooled basis			**(684)**	**–**			(719)	–
Impact of master netting agreements								
With intent to settle net or simultaneously (5)			**(19,440)**	**(18,913)**			(254)	(254)
			$100,013	**$101,437**			$106,155	$108,908
Impact of master netting agreements								
Without intent to settle net or simultaneously (6)			**(70,641)**	**(70,641)**			(76,383)	(76,383)
			$ 29,372	**$ 30,796**			$ 29,772	$ 32,525

(1) Average fair value amounts are calculated based on monthly balances.
(2) Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes.
(3) Comprises precious metal, commodity, stable value and equity derivative contracts.
(4) Total gross fair values before netting include market and credit valuation adjustments that are determined on an instrument-specific basis. Certain warrants and loan commitments that meet the definition of derivatives are also included.
(5) Impact of offsetting credit exposures on contracts where we have both a legally enforceable netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.
(6) Additional impact of offsetting credit exposures on contracts where we have a legally enforceable netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.

Fair value of derivative instruments by term to maturity

	2011				2010
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	**$20,729**	**$34,134**	**$45,150**	**$100,013**	$106,155
Derivative liabilities (2)	**21,080**	**36,402**	**43,955**	**101,437**	108,908

(1) Market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included.
(2) Includes stable value contracts on $283 million (2010 – $170 million) of bank-owned life insurance policies and $1 million (2010 – $2 million) of 401(k) plans.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract's notional amount.

We subject our derivative-related credit risk to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.

Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value passes a specified threshold amount.

Replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements. The amounts in the table below exclude fair value of $3.4 billion (2010 – $2.3 billion) relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risk.

The credit equivalent amount is defined as the sum of the replacement cost plus an add-on amount for potential future credit exposure as defined by OSFI.

The risk weighted amount is determined by applying the standard OSFI-defined measures of counterparty risk to the credit equivalent amount.

Derivative-related credit risk

	2011 (1)			2010 (1)		
	Replacement cost	**Credit equivalent amount (2)**	**Risk-weighted balance (3)**	Replacement cost	Credit equivalent amount (2)	Risk-weighted balance (3)
Interest rate contracts						
Forward rate agreements	**$ 173**	**$ 782**	**$ 184**	$ 40	$ 478	$ 90
Swaps	**15,275**	**18,058**	**6,666**	14,015	17,621	6,505
Options purchased	**198**	**344**	**121**	355	561	268
	15,646	**19,184**	**6,971**	14,410	18,660	6,863
Foreign exchange contracts						
Forward contracts	**4,623**	**9,325**	**2,187**	4,290	8,954	2,024
Swaps	**3,125**	**13,567**	**3,232**	3,709	12,956	3,101
Options purchased	**1,310**	**2,116**	**738**	1,035	1,716	583
	9,058	**25,008**	**6,157**	9,034	23,626	5,708
Credit derivatives (4)	**548**	**1,226**	**399**	937	2,379	2,553
Other contracts (5)	**1,322**	**4,553**	**2,401**	3,826	6,688	4,950
Total	**$ 26,574**	**$ 49,971**	**$ 15,928**	$ 28,207	$ 51,353	$ 20,074

(1) The amounts presented are net of master netting agreements in accordance with Basel II.
(2) The total credit equivalent amount includes collateral applied of $7.9 billion (2010 – $7.4 billion).
(3) The risk-weighted balance was calculated in accordance with Basel II.
(4) Comprises credit default swaps, total return swaps and credit default baskets. The above excludes credit derivatives issued for other-than-trading purposes related to bought and sold protection with a replacement cost of $41 million (2010 – $7 million). Credit derivatives issued for other-than-trading purposes related to sold protection with a replacement cost of $nil (2010 – $nil), credit equivalent amount of $nil (2010 – $nil) and risk-adjusted asset amount of $nil (2010 – $nil) which were given guarantee treatment per OSFI guidance.
(5) Comprises precious metal, commodity and equity derivative contracts.

Replacement cost of derivative instruments by risk rating and by counterparty type

	2011								
	Risk rating (1)					**Counterparty type (2)**			
	AAA, AA	**A**	**BBB**	**BB or lower**	**Total**	**Banks**	**OECD governments**	**Other**	**Total**
Gross positive replacement cost	**$ 29,938**	**$ 66,503**	**$ 13,877**	**$ 6,378**	**$ 116,696**	**$ 65,484**	**$ 12,287**	**$ 38,925**	**$ 116,696**
Impact of master netting agreements	**22,497**	**56,846**	**8,142**	**2,596**	**90,081**	**52,217**	**8,445**	**29,419**	**90,081**
Replacement cost (after netting agreements) (3)	**$ 7,441**	**$ 9,657**	**$ 5,735**	**$ 3,782**	**$ 26,615**	**$ 13,267**	**$ 3,842**	**$ 9,506**	**$ 26,615**
Replacement cost (after netting agreements) – 2010 (3)	**$ 7,496**	**$ 10,477**	**$ 5,655**	**$ 4,585**	**$ 28,213**	**$ 12,837**	**$ 2,977**	**$ 12,399**	**$ 28,213**

(1) Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(2) Counterparty type is defined in accordance with the capital adequacy requirements of OSFI.
(3) Includes credit derivatives issued for other-than-trading purposes with a total replacement cost of $41 million (2010 – $7 million).

Note 8 Premises and equipment

	2011			2010		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 133**	**$ -**	**$ 133**	$ 131	$ -	$ 131
Buildings	**1,136**	**(427)**	**709**	733	(390)	343
Computer equipment	**1,894**	**(1,432)**	**462**	1,998	(1,481)	517
Furniture, fixtures and other equipment	**1,389**	**(907)**	**482**	1,323	(881)	442
Leasehold improvements	**1,749**	**(1,045)**	**704**	1,661	(955)	706
	$ 6,301	**$ (3,811)**	**$ 2,490**	$ 5,846	$ (3,707)	$ 2,139

The depreciation expense for premises and equipment for 2011 was $385 million (2010 – $381 million; 2009 – $353 million).

At October 31, 2011, we had a total contractual commitment of $154 million to acquire premises and equipment ($72 million as at October 31, 2010).

Note 9 RBC Dexia Investor Services joint venture

RBC Dexia Investor Services

We operate our institutional and investor services business through our joint venture, RBC Dexia Investor Services (RBC Dexia IS).

Assets and liabilities representing our interest in RBC Dexia IS and our proportionate share of its financial results before adjusting for related party transactions are presented in the following tables:

	2011	2010
Consolidated Balance Sheets		
Assets (1)	**$ 15,992**	$ 15,465
Liabilities	**14,741**	14,213

(1) Includes $108 million (2010 – $107 million) of goodwill and $128 million (2010 – $154 million) of intangible assets.

	2011	2010	2009
Consolidated Statements of Income			
Net interest income	**$ 79**	$ 57	$ 152
Non-interest income	**601**	528	496
Non-interest expense	**577**	541	593
Net income	**74**	29	34
Consolidated Statements of Cash Flows			
Cash flows (used in) from operating activities	**$ (188)**	$ 1,916	$ 446
Cash flows (used in) from investing activities	**(106)**	(1,594)	2,869
Cash flows from (used in) financing activities	**264**	(260)	(3,328)

We provide certain services to RBC Dexia IS, which include administrative and technology support, human resources, finance, corporate real estate, and credit and banking facilities to support its operations. RBC Dexia IS also provides certain services to us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. The amount of income earned and expenses incurred by RBC Dexia IS related to transactions with Royal Bank of Canada are as follows:

	2011	2010	2009
Net interest income	**$ 20**	$ 11	$ 49
Non-interest income	**32**	28	25
Non-interest expense	**30**	31	37

Note 10 Goodwill and other intangibles

Goodwill

We have completed our annual assessment for goodwill impairment in all reporting units and determined that there was no goodwill impairment for the year ended October 31, 2011 (2010 – $nil; 2009 – $nil).

The following tables disclose the changes in goodwill during 2010 and 2011.

	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Total
Balance at October 31, 2009	$ 1,936	$ 2,145	$ 140	$ 1,707	$ 939	$ 6,867
Goodwill acquired during the year	-	-	-	35	2	37
Other adjustments (1)	(5)	(79)	(14)	(106)	(40)	(244)
Balance at October 31, 2010	**$ 1,931**	**$ 2,066**	**$ 126**	**$ 1,636**	**$ 901**	**$ 6,660**
Goodwill acquired during the year	**11**	**1,106**	**-**	**-**	**2**	**1,119**
Other adjustments (1)	**11**	**-**	**(8)**	**(63)**	**(16)**	**(76)**
Balance at October 31, 2011	**$ 1,953**	**$ 3,172**	**$ 118**	**$ 1,573**	**$ 887**	**$ 7,703**

(1) Other adjustments primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.

Other Intangibles

	2011			2010		
	Gross carrying amount	**Accumulated amortization (1)**	**Net carrying amount**	Gross carrying amount	Accumulated amortization (1)	Net carrying amount
Core deposit intangibles	**$ 150**	**$ (68)**	**$ 82**	$ 154	$ (48)	$ 106
Customer lists and relationships (2)	**1,350**	**(532)**	**818**	1,074	(420)	654
Computer software	**3,087**	**(1,872)**	**1,215**	2,338	(1,388)	950
	$ 4,587	**$ (2,472)**	**$ 2,115**	$ 3,566	$ (1,856)	$ 1,710

(1) Total amortization expense for 2011 was $480 million (2010 – $440 million; 2009 – $393 million).
(2) Includes $280 million of customer lists and relationships arising from the acquisition of BlueBay. Refer to Note 11.

The projected amortization of Other intangibles for each of the years ending October 31, 2012 to October 31, 2016 is approximately $289 million.

Note 11 Significant acquisitions and dispositions

Dispositions

As discussed in Note 1, we have changed the presentation of the results of Liberty Life in our Consolidated financial statements to be discontinued operations along with those of our U.S. regional retail banking operations in order to provide a comprehensive view of our continuing and discontinued operations.

International Banking

On June 20, 2011, we announced that we had reached a definitive agreement to sell substantially all of our U.S. regional retail banking operations to PNC Financial Services Group, Inc. (PNC). Our current estimate of the sale price is approximately US$3.6 billion (C$3.6 billion). Our estimated loss on sale of $1.6 billion after taxes, which includes a write off of goodwill and intangibles of $1.3 billion after taxes ($1.4 billion before taxes), is recorded in Net loss from discontinued operations in our Consolidated Statements of Income. The consideration received is comprised of cash and up to US$1.0 billion of PNC common shares at PNC's option. The sale, which is subject to customary closing conditions, including regulatory approval, is expected to close in March 2012. The loss on disposition will be finalized when the transaction closes. The sale also includes standard post closing representations and warranties for a transaction of this nature, including in respect of compliance with laws and extensions of credit. We could be required to indemnify PNC for losses incurred due to a breach of these representations and warranties. We have also classified certain of our U.S. regional banking assets as discontinued operations because we have committed to selling them within a year. The assets are not material to our International Banking segment.

The results of the operations sold to PNC and the assets we have committed to sell have been presented in our Consolidated Financial Statements as discontinued operations, selected financial information for which is set out in the table below.

Insurance

On April 29, 2011, we completed the sale of Liberty Life Insurance Company (Liberty Life), our U.S. life insurance business, to Athene Holding Ltd. An estimated loss of $116 million, before and after taxes, including a $7 million goodwill write-off, was recorded in Non-interest income – Other in our 2010 Annual Consolidated Financial Statements. Our actual loss on sale was $104 million primarily as a result of favorable adjustments determined in accordance with the terms of the sale agreement. The results of the operations of Liberty Life sold to Athene Holding Ltd. have been presented in our Consolidated financial statements as discontinued operations, selected financial information for which is set out in the table below.

	U.S. Regional Retail Operations and Other Assets		Liberty Life		Total	
	2011	2010	**2011**	2010	**2011**	2010
Total Assets (1)						
Securities	**$ 5,194**	$ 5,200	**$ -**	$ 4,612	**$ 5,194**	$ 9,812
Loans	**16,651**	18,723	**-**	477	**16,651**	19,200
Other (2)	**5,298**	5,112	**-**	240	**5,298**	5,352
	$ 27,143	$ 29,035	**$ -**	$ 5,329	**$ 27,143**	$ 34,364
Total Liabilities						
Deposits	**$ 18,470**	$ 18,472	**$ -**	$ -	**$ 18,470**	$ 18,472
Insurance claims and policy benefit liabilities	**-**	-	**-**	4,477	**-**	4,477
Other	**1,601**	1,377	**-**	128	**1,601**	1,505
	$ 20,071	$ 19,849	**$ -**	$ 4,605	**$ 20,071**	$ 24,454

(1) Total other U.S. regional banking assets are nominal.
(2) Includes deferred tax assets of $1,024 million (2010 – $831 million). Refer to Note 23.

Note 11 Significant acquisitions and dispositions (continued)

	U.S. Regional Retail Operations and Other Assets			Liberty Life			Total		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Net interest income	**$ 644**	$ 639	$ 836	**$ -**	$ -	$ -	**$ 644**	$ 639	$ 836
Non-interest income	**37**	36	178	**306**	1,689	1,652	**343**	1,725	1,830
Total Revenue	**$ 681**	$ 675	$ 1,014	**$306**	$1,689	$1,652	**$ 987**	$2,364	$ 2,666
Provision for credit losses	**$ 334**	621	1,246	**$ -**	-	-	**$ 334**	621	1,246
Insurance policyholder benefits, claims and actuarial expenses	**-**	-	-	**240**	1,562	1,567	**240**	1,562	1,567
Non-interest expense	**793**	838	1,022	**41**	84	102	**834**	922	1,124
Goodwill impairment charge	**-**	-	1,000	**-**	-	-	**-**	-	1,000
Net (loss) income before income taxes	**$ (446)**	$(784)	$(2,254)	**$ 25**	$ 43	$ (17)	**$ (421)**	$ (741)	$(2,271)
Net (loss) income	**$ (261)**	$(423)	$(1,792)	**$ 18**	$ 30	$ (31)	**$ (243)**	$ (393)	$(1,823)
(Loss) gain on sale	**(1,567)**	-	-	**12**	(116)	-	**(1,555)**	(116)	-
Net (loss) gain from discontinued operations									
U.S. regional retail banking operations sold to PNC	**$(1,764)**	$(321)	$(1,628)	**$ -**	$ -	$ -	**$(1,764)**	$ (321)	$(1,628)
Other U.S. regional banking assets	**(64)**	(102)	(164)	**-**	-	-	**(64)**	(102)	(164)
Liberty Life sold to Athene Holding Ltd.	**-**	-	-	**30**	(86)	(31)	**30**	(86)	(31)
Total	**$(1,828)**	$(423)	$(1,792)	**$ 30**	$ (86)	$ (31)	**$(1,798)**	$ (509)	$(1,823)

	BlueBay Asset Management
Acquisition date	December 17, 2010
Percentage of shares acquired	100%
Purchase consideration in the currency of the transaction	**Total cash payment of GBP 959 million**
Purchase consideration in Canadian dollar equivalent	$1,509
Fair value of tangible assets acquired	$409
Fair value of liabilities assumed (1)	(286)
Fair value of identifiable net assets acquired	123
Customer lists and relationships (2)	280
Goodwill	1,106
Total purchase consideration	$1,509

(1) Includes deferred tax liabilities of $79 million related to the intangible assets acquired.
(2) Customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of approximately 12 years.

Acquisition – *Wealth Management*

On December 17, 2010, we completed the acquisition of BlueBay Asset Management plc (BlueBay), a London based publicly-traded asset management company specializing in fixed income investing with approximately C$39.1 billion of assets under management on the date of acquisition. Details of the final purchase price and the allocation, including an adjustment made in the fourth quarter, are in the following table. We report the results of BlueBay in our Wealth Management segment on a one-month lag basis.

Other – *Wealth Management*

On May 2, 2008 we completed the acquisition of Philips, Hager & North Investment Management Ltd., the results of which were recorded in our Wealth Management segment. The consideration paid included exchangeable shares of one of our subsidiaries. On April 29, 2011, pursuant to the terms of the agreement, the subsidiary declared and paid to the exchangeable shareholders a special dividend totalling $38.5 million which has been included in "Issuance costs and others" in our Consolidated Statement of Changes to Shareholders' Equity. On May 2, 2011, the third anniversary of the closing date and pursuant to the terms of the agreement, the exchangeable shares issued by the subsidiary were replaced with 6.4 million RBC common shares.

Note 12 Other assets

	2011	2010
Receivable from brokers, dealers and clients	**$ 3,975**	$ 4,264
Accrued interest receivable	**1,411**	1,552
Investment in associated corporations and limited partnerships	**189**	171
Insurance-related assets (1)	**1,573**	1,446
Future income tax asset (2) (refer to Note 23)	**1,224**	817
Prepaid pension benefit cost (3) (refer to Note 20)	**1,697**	1,992
Other	**8,263**	6,648
	$ 18,332	$ 16,890

(1) Insurance-related assets include policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements, and deferred acquisition costs.
(2) The 2010 balance is presented net of a $236 million future income tax liability.
(3) Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.

Note 13 Deposits

The following table details our deposit liabilities.

	2011				2010
	Demand (1)	Notice (2)	Term (3), (4), (5)	Total	Total
Personal	$ 96,233	$ 11,938	$ 57,859	$ 166,030	$ 151,347
Business and government (4), (5)	114,976	1,709	141,809	258,494	239,233
Bank	4,140	17	15,500	19,657	23,981
	$ 215,349	$ 13,664	$ 215,168	$ 444,181	$ 414,561
Non-interest-bearing					
Canada				$ 51,943	$ 47,337
United States				1,166	1,002
Other International				7,606	3,639
Interest-bearing					
Canada (4), (5)				207,186	185,636
United States				44,387	47,873
Other International				131,893	129,074
				$ 444,181	$ 414,561

(1) Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2) Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3) Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2011, the balance of term deposits also includes senior deposit Notes we have issued to provide long-term funding of $72 billion (2010 – $60 billion).
(4) The senior deposit note of $900 million issued to Trust II (refer to Note 17) is included in Business and government deposits. This senior deposit note bears interest at an annual rate of 5.812% and will mature on December 31, 2053. The note is redeemable at our option, in whole or in part, on and after December 31, 2008, subject to the approval of OSFI. It may be redeemed earlier, at our option in certain specified circumstances, subject to the approval of OSFI. Each $1,000 of the note principal is convertible at any time into 40 of our Non-cumulative redeemable First Preferred Shares Series U at the option of Trust II. Trust II will exercise this conversion right in circumstances in which holders of RBC Trust Capital Securities Series 2013 (RBC TruCS 2013) exercise their holder exchange right. Refer to Note 17 for more information on RBC TruCS 2013.
(5) Business and government deposits also include a senior deposit note of $999.8 million issued to Trust III (refer to Note 17). This senior deposit note bears interest at an annual rate of 4.72% and will mature on April 30, 2017. Subject to OSFI's approval, the note is redeemable at our option, in whole or in part, on or after April 30, 2012, at the Redemption Price and may also be redeemed earlier at our option at the Early Redemption Price. The Redemption Price is an amount equal to $1,000 plus the unpaid distributions to the redemption date. The Early Redemption Price is an amount equal to the greater of (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on Government of Canada bonds from the redemption date to April 30, 2012, plus 11 basis points.

The following table presents the contractual maturities of our demand, notice and term deposit liabilities. Included in "within 1 year" are deposits payable on demand and deposits payable after notice.

Deposits (1)

	2011	2010
Within 1 year	$ 345,761	$ 324,747
1 to 2 years	41,244	30,012
2 to 3 years	13,799	26,452
3 to 4 years	16,063	8,002
4 to 5 years	13,018	11,425
Over 5 years	14,296	13,923
	$ 444,181	$ 414,561

(1) The aggregate amount of term deposits in denominations of 100,000 or more as at October 31, 2011 was $181 billion (2010 – $178 billion).

The following table presents the average deposit balances and average rate of interest during 2011 and 2010.

Average deposit balances and average of interest paid rates

	Average balances		Average rates	
	2011	2010	2011	2010
Canada	$ 242,755	$ 221,555	1.20%	1.19%
United States	47,241	40,444	0.49	.40
Other International	138,015	129,760	1.52	1.63
	$ 428,011	$ 391,759	1.22%	1.26%

Note 14 Insurance

Insurance claims and policy benefit liabilities

	2011	2010
Life and health	$ 5,987	$ 5,365
Property and casualty	765	675
Reinsurance	123	233
Total	$ 6,875	$ 6,273
Future policy benefit liabilities	5,898	5,294
Claims liabilities	977	979
Total	$ 6,875	$ 6,273

The net increase in Insurance claims and policy benefit liabilities over the prior year comprised: (i) the net increase in life and health insurance liabilities as well as property and casualty insurance liabilities attributable to business growth and (ii) the increase due to market movements on assets backing life and health insurance, reinsurance and property and casualty insurance liabilities.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.

Reinsurance amounts (ceded premiums) included in Non-interest income for the years ended October 31 are shown in the table below.

Net earned premiums

	2011	2010	2009
Gross premiums	$ 4,554	$ 4,296	$ 3,798
Ceded premiums	(1,019)	(983)	(916)
	$ 3,535	$ 3,313	$ 2,882

Note 15 Other liabilities

	2011	2010
Short-term borrowings of subsidiaries	$ 179	$ 859
Payable to brokers, dealers and clients	3,218	3,408
Accrued interest payable	1,627	1,945
Accrued pension and other post-employment benefit expense (1) (refer to Note 20)	1,531	1,477
Insurance-related liabilities	553	515
Dividends payable	841	778
Payroll and related compensation	5,419	5,234
Trade payables and related accounts	3,211	1,877
Taxes payable	1,275	151
Future income tax liability (2) (refer to Note 23)	294	-
Cheques and other items in transit	-	2,608
Other	11,432	9,368
	$ 29,580	$ 28,220

(1) Accrued pension and other post-employment benefit expense represents the cumulative excess of pension and other post-employment benefit expense over pension and other post-employment fund contributions.
(2) In 2010, we had a future income tax liability of $236 million which was offset against the future income tax asset of $1,053 million. (Refer to Note 12)

Note 16 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of OSFI. All subordinated debentures are redeemable at our option.

The amounts presented below are net of our holdings in these securities which have not been cancelled and are still outstanding.

Maturity	Earliest par value redemption date	Interest rate	Denominated in foreign currency	2011	2010
November 14, 2014		10.00%		249	259
April 12, 2016	April 12, 2011(1)	6.30%(2)		-	405
March 11, 2018	March 11, 2013(3)	4.84%(4)		1,034	1,050
June 6, 2018	June 6, 2013(5)	5.00%(6)		1,012	1,002
November 4, 2018	November 4, 2013(7)	5.45%(2)		1,075	1,096
June 15, 2020	June 15, 2015(8)	4.35%(9)		1,577	1,562
November 2, 2020	November 2, 2015 (10)	3.18%(11)		1,528	-
June 8, 2023		9.30%		110	110
June 26, 2037	June 26, 2017(12)	2.86%(13)	JPY 10,000	111	120
October 1, 2083	(14)	(15)		224	224
June 6, 2085	(14)	(16)	US$180	179	187
June 18, 2103	June 18, 2009(17)	5.95%(18)		659	676
				$7,758	$6,691
Deferred financing costs				(9)	(10)
				$7,749	$6,681

The terms and conditions of the debentures are as follows:
(1) All outstanding subordinated debentures were redeemed on April 12, 2011 for $400 million.
(2) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance rate.
(3) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 42.5 basis points and (ii) par value, and thereafter at any time at par value.
(4) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.00% above the 90-day Bankers' Acceptance rate.
(5) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 44 basis points and (ii) par value, and thereafter at any time at par value.
(6) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.15% above the 90-day Bankers' Acceptance rate.
(7) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 14 basis points and (ii) par value, and thereafter at any time at par value.
(8) Redeemable on or after June 15, 2015 at par value.
(9) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.41% above the 90-day Bankers' Acceptance rate.
(10) Redeemable on or after November 2, 2015 at par value.
(11) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.21% above the 90 day Bankers' Acceptance rate.
(12) Redeemable on or after June 26, 2017 at par value.
(13) Fixed interest rate at 2.86% per annum, payable semi-annually.
(14) Redeemable on any interest payment date at par value.
(15) Interest at a rate of 40 basis points above the 30-day Bankers' Acceptance rate.
(16) Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.
(17) Redeemable on June 18, 2009, or every fifth anniversary of such date at par value. Redeemable on any other date at the greater of par and the yield on a non-callable Government of Canada bond plus 21 basis points if redeemed prior to June 18, 2014, or 43 basis points if redeemed at any time after June 18, 2014.
(18) Interest at a rate of 5.95% until earliest par value redemption date and every 5 years thereafter at the 5-year Government of Canada yield plus 172 basis points.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

	2011
Within 1 year	$ -
1 to 5 years	249
5 to 10 years	6,226
Thereafter	1,283
	$7,758

We issued innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Trust Subordinated Notes (RBC TSNs), through three SPEs: RBC Capital Trust (Trust), Trust II and Trust III.

We also issued non-voting RBC Trust Capital Securities Series 2010, 2011, 2015 and 2008-1 (RBC TruCS 2010, 2011, 2015 and 2008-1) through the Trust. RBC TruCS 2010 were redeemed for cash, at a redemption price of $1,000 per unit for a total of $650 million on June 30, 2010. RBC TruCS 2011 were redeemed for cash, at a redemption price of $1,000 per unit for a total of $750 million on June 30, 2011.

The holders of RBC TruCS 2015 and 2008-1 do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2015 and 2008-1 are classified as Non-controlling interest in subsidiaries (refer to Note 19). Holders of RBC TruCS 2015 and 2008-1 are eligible to receive semi-annual non-cumulative fixed cash distributions until December 31, 2015 and June 30, 2018, respectively, and a floating-rate cash distribution thereafter.

Trust II, an open-end trust, has issued non-voting RBC TruCS 2013, the proceeds of which were used to purchase a senior deposit note from us. Trust II is a VIE under AcG-15 (refer to Note 6). We do not consolidate Trust II as we are not the Primary Beneficiary; therefore, the RBC TruCS 2013 issued by Trust II are not reported on our Consolidated Balance Sheets, but the senior deposit note is reported in Business and government deposit liabilities (refer to Note 13). Holders of RBC TruCS 2013 are eligible to receive semi-annual non-cumulative fixed cash distributions.

No cash distributions will be payable by the trusts on RBC TruCS if we fail to declare regular dividends (i) on our preferred shares, or (ii) on our common shares if no preferred shares are then outstanding. In this case, the net distributable funds of the trusts will be distributed to us as holders of residual interest in the trusts. Should the trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In 2007, we issued $1 billion innovative subordinated debentures, RBC TSNs – Series A, through Trust III. Trust III is a closed-end trust. The proceeds were used to purchase a senior deposit note from us. Trust III is a VIE under AcG -15. We do not consolidate Trust III as we are not the Primary Beneficiary (refer to Note 6); therefore, the RBC TSNs – Series A issued by Trust III are not reported on our Consolidated Balance Sheets but the senior deposit note issued by us to Trust III is reported in Business and government deposit liabilities (refer to Note 13).

The table below presents the significant terms and conditions of RBC TruCS and RBC TSNs as at October 31, 2011 and 2010.

Issuer	Issuance date	Distribution dates	Annual yield	Redemption date At the option of the issuer	Conversion date At the option of the holder	2011 Principal amount	2010 Principal amount
RBC Capital Trust (1),(2),(3),(4),(5),(6),(7) Included in Trust capital securities 750,000 Trust Capital Securities –Series 2011 (8)	December 6, 2000	June 30, December 31	7.183%	December 31, 2005	December 31, 2011	-	750
						$ -	$ 750
Included in Non-controlling interest in subsidiaries 1,200,000 Trust Capital Securities – Series 2015	October 28, 2005	June 30, December 31	4.87% (9)	Refer to footnote	Holder does not have conversion option	**1,200**	1,200
500,000 Trust Capital Securities – Series 2008-1	April 28, 2008	June 30, December 31	6.821% (9)	June 30, 2013	Holder does not have conversion option	**500**	500
						$ 1,700	$ 2,450
RBC Capital Trust II (2),(3),(4),(5),(6),(7),(10) 900,000 Trust Capital Securities – Series 2013	July 23, 2003	June 30, December 31	5.812%	December 31, 2008	Any time	**$ 900**	$ 900
RBC Subordinated Notes Trust (3),(4),(5),(6),(7),(11),(12) $1 billion 4.58% Trust Subordinated Notes – Series A	April 30, 2007	April 30, October 30	4.584%	Any time	Holder does not have conversion option	**$ 1,000**	$ 1,000

The significant terms and conditions of the RBC TruCS and RBC TSNs are as follows:

(1) Subject to the approval of OSFI, the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS 2008-1 and 2015, without the consent of the holders.

(2) Subject to the approval of OSFI, upon occurrence of a special event as defined, prior to the Redemption date specified above, the trusts may redeem all, but not part of, RBC TruCS 2008-1, 2013 or 2015 without the consent of the holders.

(3) Issuer Redemption Price: The RBC TruCS 2008-1 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to June 30, 2018 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2018. The RBC TruCS 2013 and 2015 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to December 31, 2013 and 2015, respectively, or (ii) the Redemption Price if the redemption occurs on or after December 31, 2013 and 2015, respectively. The RBC TSNs – Series A may be redeemed, in whole or in part, subject to the approval of OSFI, for cash equivalent to (i) the Early Redemption Price if the notes are redeemed prior to April 30, 2012, or (ii) the Redemption Price if the notes are redeemed on or after April 30, 2012. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2018, plus 77 basis points, for RBC TruCS 2008-1, and a maturity date of December 31, 2013 and 2015, plus 23 basis points and 19.5 basis points, for RBC TruCS 2013 and 2015, respectively; and a maturity date of April 30, 2012, plus 11 basis points for RBC TSNs – Series A.

(4) Automatic Exchange Event: Without the consent of the holders, each RBC TruCS 2008-1, 2013 and 2015 will be exchanged automatically for 40 of our non-cumulative redeemable First Preferred Shares Series AI, T and Z, respectively, and each RBC TSN-Series A will be exchanged automatically for an equal principal amount of Bank Series 10 Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us; (iii) we have Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) OSFI has directed us to increase our capital or provide addit onal liquidity and we elect such automatic exchange or we fail to comply with such direction. The First Preferred Shares Series AI, T and Z pay semi-annual non-cumulative cash dividends and Series T is convertible at the option of the holder into a variable number of common shares.

(5) From time to time, we purchase some of the innovative capital instruments and hold them temporarily. As at October 31, 2011, we held $12 million of RBC TruCS 2008-1 (2010 – none), none of RBC TruCS 2011 (2010 – $22 million) and none of RBC TSNs – Series A (2010 – $4 million), and $6 million of RBC Capital Trust II Series 2013 (2010 – none) as treasury holdings which were deducted from regulatory capital.

(6) Regulatory capital: According to OSFI guidelines, innovative capital instruments may comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. RBC TSN – Series A qualifies as Tier 2B capital. As at October 31, 2011, $2,582 million represents Tier 1 capital (2010 – $3,327 million), $1,027 million represents Tier 2B capital (2010 – $1,023 million) and $18 million of our treasury holdings of innovative capital is deducted for regulatory capital purposes (2010 – $26 million).

(7) Holder Exchange Right: Holders of RBC TruCS 2013 may, at any time, exchange all or part of their holdings for 40 non-cumulative redeemable First Preferred Shares Series U, for each RBC TruCS 2013 held. The First Preferred Shares Series U pay semi-annual non-cumulative cash dividends as and when declared by our Board of Directors and are convertible at the option of the holder into a variable number of common shares. Holders of RBC TruCS 2008-1, RBC TruCS 2015 and RBC TSNs – Series A do not have similar exchange rights.

(8) On June 30, 2011, the Trust redeemed all issued and outstanding RBC TruCS 2011 for cash at a redemption price of $1,000 per unit for a total of $750 million.

(9) The non-cumulative cash distribution on the RBC TruCS 2015 will be 4.87% paid semi-annually until December 31, 2015, and at one half of the sum of 180-day Bankers' Acceptance rate plus 1.5%, thereafter. The non-cumulative cash distribution on the RBC TruCS 2008-1 will be 6.821%, paid semi-annually in an amount of $34.105 on June 30 and December 31 of each year until June 30, 2018, and floating distributions thereafter at the six-month Bankers' Acceptance rate plus 350 basis points.

(10) Subject to the approval of OSFI, Trust II may, in whole or in part, on the redemption date specified above, and on any distribution date thereafter, redeem any outstanding RBC TruCS 2013 without the consent of the holders.

(11) The cash distribution on the RBC TSNs – Series A will be 4.58% paid semi-annually until April 30, 2012, and at 90-day Bankers' Acceptance rate plus 1% thereafter paid quarterly until their maturity on April 30, 2017.

(12) We will guarantee the payment of principal, interest, the redemption price, if any, and any other amounts of the RBC TSNs – Series A when they become due and payable, whether at stated maturity, call for redemption, automatic exchange or otherwise according to the terms of the Bank Subordinated Guarantee and the Trust Indenture.

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.

Common – An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding shares

	2011			2010 (1)			2009 (1)		
	Number of shares (000s)	**Amount**	**Dividends declared per share**	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share
Preferred shares									
First preferred (2)									
Non-cumulative Series W	**12,000**	**$ 300**	**$ 1.23**	12,000	$ 300	$ 1.23	12,000	$ 300	$ 1.23
Non-cumulative Series AA	**12,000**	**300**	**1.11**	12,000	300	1.11	12,000	300	1.11
Non-cumulative Series AB	**12,000**	**300**	**1.18**	12,000	300	1.18	12,000	300	1.18
Non-cumulative Series AC	**8,000**	**200**	**1.15**	8,000	200	1.15	8,000	200	1.15
Non-cumulative Series AD	**10,000**	**250**	**1.13**	10,000	250	1.13	10,000	250	1.13
Non-cumulative Series AE	**10,000**	**250**	**1.13**	10,000	250	1.13	10,000	250	1.13
Non-cumulative Series AF	**8,000**	**200**	**1.11**	8,000	200	1.11	8,000	200	1.11
Non-cumulative Series AG	**10,000**	**250**	**1.13**	10,000	250	1.13	10,000	250	1.13
Non-cumulative Series AH	**8,500**	**213**	**1.41**	8,500	213	1.41	8,500	213	1.41
Non-cumulative, 5-Year Rate Reset Series AJ	**16,000**	**400**	**1.25**	16,000	400	1.25	16,000	400	1.49
Non-cumulative, 5-Year Rate Reset Series AL	**12,000**	**300**	**1.40**	12,000	300	1.40	12,000	300	1.48
Non-cumulative, 5-Year Rate Reset Series AN	**9,000**	**225**	**1.56**	9,000	225	1.56	9,000	225	1.50
Non-cumulative, 5-Year Rate Reset Series AP	**11,000**	**275**	**1.56**	11,000	275	1.56	11,000	275	1.34
Non-cumulative, 5-Year Rate Reset Series AR	**14,000**	**350**	**1.56**	14,000	350	1.56	14,000	350	1.27
Non-cumulative, 5-Year Rate Reset Series AT	**11,000**	**275**	**1.56**	11,000	275	1.56	11,000	275	1.11
Non-cumulative, 5-Year Rate Reset Series AV	**16,000**	**400**	**1.56**	16,000	400	1.56	16,000	400	1.01
Non-cumulative, 5-Year Rate Reset Series AX	**13,000**	**325**	**1.53**	13,000	325	1.53	13,000	325	0.87
		$ 4,813			$ 4,813			$ 4,813	
Common shares									
Balance at beginning of year	**1,424,922**	**$13,378**		1,417,610	$13,075		1,341,260	$ 10,384	
Issued for general business purpose	**6,412**	**324**		-	-		65,263	2,301	
Issued under Dividend Reinvestment Plan	**2,951**	**162**		2,862	161		5,279	232	
Issued under the stock option plan (3)	**2,953**	**90**		4,450	142		5,808	158	
Employee savings and share ownership plans	**1,138**	**63**		-	-		-	-	
Balance at end of year	**1,438,376**	**$14,017**	**$ 2.08**	1,424,922	$13,378	$ 2.00	1,417,610	$ 13,075	$ 2.00
Treasury shares – Preferred shares (4)									
Balance at beginning of year	**(86)**	**$ (2)**		(65)	$ (2)		(260)	$ (5)	
Sales	**3,726**	**97**		4,871	129		110,830	2,757	
Purchases	**(3,646)**	**(95)**		(4,892)	(129)		(110,635)	(2,754)	
Balance at end of year	**(6)**	**$ -**		(86)	$ (2)		(65)	$ (2)	
Treasury shares – Common shares (4)									
Balance at beginning of year	**(1,719)**	**$ (81)**		(2,127)	$ (95)		(2,258)	$ (104)	
Sales	**112,865**	**6,074**		122,250	6,814		236,702	12,212	
Purchases	**(111,000)**	**(5,985)**		(121,842)	(6,800)		(236,571)	(12,203)	
Balance at end of year	**146**	**$ 8**		(1,719)	$ (81)		(2,127)	$ (95)	

(1) The balances for 2010 and 2009 above exclude the 6.75 million exchangeable shares of a wholly owned subsidiary of Royal Bank of Canada issued for the acquisition of Phillips, Hager & North Investment Management Ltd. (PH&N) which were replaced with 6.4 million RBC common shares on May 2, 2011, the third anniversary of the closing date of the acquisition. Refer to Note 11.

(2) First Preferred Shares Series were issued at $25 per share.

(3) Includes fair value adjustments to stock options of $6 million (2010 – $7 million), the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $1 million (2010 – $17 million), and from renounced tandem SARs, net of related income taxes, which are nominal for the current period (2010 – nominal).

(4) The presentation of sales and purchases of treasury stocks for 2010 and 2009 has been changed from a net to a gross basis to conform with the presentation adopted in the current year. Refer to Note 1.

Terms of preferred shares

	Dividend per share (1)	Initial period annual yield	Dividend reset rate (6)	Redemption date (2)	Issue date	Redemption price (2), (3)	Conversion date (5) At the option of the bank (2), (4)	Conversion date (5) At the option of the holder
Preferred shares								
First preferred								
Non-cumulative Series W	$ .306250	4.90%		February 24, 2010	January 31, 2005	$ 26.00	February 24, 2010	Not convertible
Non-cumulative Series AA	.278125	4.45%		May 24, 2011	April 4, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AB	.293750	4.70%		August 24, 2011	July 20, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AC	.287500	4.60%		November 24, 2011	November 1, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AD	.281250	4.50%		February 24, 2012	December 13, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AE	.281250	4.50%		February 24, 2012	January 19, 2007	26.00	Not convertible	Not convertible
Non-cumulative Series AF	.278125	4.45%		May 24, 2012	March 14, 2007	26.00	Not convertible	Not convertible
Non-cumulative Series AG	.281250	4.50%		May 24, 2012	April 26, 2007	26.00	Not convertible	Not convertible
Non-cumulative Series AH	.353125	5.65%		May 24, 2013	April 29, 2008	26.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AJ	.312500	5.00%	1.93%	February 24, 2014	September 16, 2008	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AL	.350000	5.60%	2.67%	February 24, 2014	November 3, 2008	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AN	.390625	6.25%	3.50%	February 24, 2014	December 8, 2008	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AP	.390625	6.25%	4.19%	February 24, 2014	January 14, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AR	.390625	6.25%	4.50%	February 24, 2014	January 29, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AT	.390625	6.25%	4.06%	August 24, 2014	March 9, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AV	.390625	6.25%	4.42%	August 24, 2014	April 1, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AX	.381250	6.10%	4.13%	November 24, 2014	April 29, 2009	25.00	Not convertible	Not convertible

(1) Non-cumulative preferential dividends on Series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2) The redemption price represents the price as at October 31, 2011 or the contractual redemption price, whichever is applicable. Subject to the consent of OSFI and the requirements of the Act, we may, on or after the dates specified above, redeem First Preferred Shares. These might be redeemed for cash, in the case of Series W, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2010, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2014; and in the case of Series AA, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2011, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after May 24, 2015; and in the case of Series AB, at a price per share of $26, if redeemed during the 12 months commencing August 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2015; and in the case of Series AC, at a price per share of $26, if redeemed during the 12 months commencing November 24, 2011, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after November 24, 2015; and in the case of Series AD, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AE, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AF, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016; and in the case of Series AG, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016; and in the case of Series AH, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2013, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after May 24, 2017; and in the case of Series AJ, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AL, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AN, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AP, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AR, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AT, at a price per share of $25, if redeemed on August 24, 2014 and on each August 24 every fifth year thereafter; and in the case of Series AV, at a price per share of $25, if redeemed on August 24, 2014 and on each August 24 every fifth year thereafter; and in the case of Series AX, at a price per share of $25, if redeemed on November 24, 2014 and on each November 24 every fifth year thereafter.

(3) Subject to the consent of OSFI and the requirements of the Act, we may purchase the First Preferred Shares W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4) Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series W into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5) The conversion date refers to the date of conversion to common shares.

(6) The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated. The holders have the option to convert their shares into non-cumulative floating rate First Preferred Shares subject to certain conditions on the earliest redemption date and every fifth year thereafter at a rate equal to the three-month Government of Canada Treasury Bill rate plus the premium indicated.

Restrictions on the payment of dividends

We are prohibited by the Act from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

We have agreed that if Trust or Trust II fail to pay any required distribution on the trust capital securities in full, we will not declare dividends of any kind on any of our preferred or common shares. Refer to Note 17.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

We have also agreed that if, on any day we report financial results for a quarter, (i) we report a cumulative consolidated net loss for the immediately preceding four quarters; and (ii) during the immediately preceding quarter we fail to declare any cash dividends on all of our outstanding preferred and common shares, we may defer payments of interest on the Series 2014-1 Reset Subordinated Notes (matures on June 18, 2103). During any period while interest is being deferred, (i) interest will accrue on these notes but will not compound; (ii) we may not declare or pay dividends (except by way of stock dividend) on, or redeem or repurchase, any of our preferred or common shares; and (iii) we may not make any payment of interest, principal or premium on any debt securities or indebtedness for borrowed money issued or incurred by us that rank subordinate to these notes.

Dividend reinvestment plan

Our dividend reinvestment plan (plan) provides registered common shareholders with a means to receive additional common shares rather than cash dividends. The plan is only open to registered shareholders residing in Canada or the United States.

The plan is funded through open market share purchases or treasury issuances.

Shares available for future issuances

As at October 31, 2011, 53.3 million common shares are available for future issue relating to our dividend reinvestment plan and potential exercise of stock options outstanding. In addition, we may issue up to 38.8 million shares from treasury under the RBC Umbrella Savings and Securities Purchase Plan that was approved by shareholders on February 26, 2009.

Normal Course Issuer Bid

We did not have a share buyback program during 2011 and no common shares were repurchased during 2010 and 2009.

Note 19 Non-controlling interest in subsidiaries

	2011	2010
RBC Trust Capital Securities (TruCS)		
– Series 2015	**$ 1,219**	$ 1,219
– Series 2008-1	**499**	511
Consolidated VIEs	**182**	163
Others	**41**	363
	$ 1,941	$ 2,256

We consolidate VIEs in which we are the Primary Beneficiary. These VIEs include structured finance VIEs, investment funds, and compensation vehicles as described in Note 6.

We issued RBC TruCS Series 2015 in 2005 and Series 2008-1 in 2008 which are reported as Non-controlling interest in subsidiaries upon consolidation as discussed in Note 17. As at October 31, 2011, $20 million (2010 – $20 million) of accrued interest was included in RBC TruCS Series 2015. Series 2008-1 includes $11 million (2010 – $11 million) of accrued interest, net of $13 million (2010 – $nil) of treasury holdings.

Note 20 Pensions and other post-employment benefits

We offer a number of defined benefit and defined contribution plans worldwide, which provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans generally provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefit plans include health, dental, disability and life insurance coverage. All new full-time employees in Canada hired on or after January 1, 2012 will join the defined contribution pension plan after six months of service.

We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plans, the most recent actuarial valuation performed for funding purposes was completed on January 1, 2011.

For 2011, total contributions to our pension and other post-employment benefit plans were $283 million and $45 million (2010 – $1,318 million and $43 million), respectively. For 2012, total contributions to pension plans and other post-employment benefit plans are expected to be approximately $457 million and $65 million, respectively. For our principal pension plans, the next actuarial valuation for funding purposes will be completed on January 1, 2012.

For financial reporting purposes, we measure our benefit obligations and pension plan assets as at September 30 each year.

The following tables present financial information related to all of our material pension and other post-employment plans worldwide, including executive retirement arrangements.

Plan assets, benefit obligation and funded status

	Pension plans (1)		Other post-employment plans (2)	
	2011	2010	**2011**	2010
Change in fair value of plan assets				
Opening fair value of plan assets	**$ 7,897**	$ 6,343	**$ 13**	$ 26
Actual return on plan assets	**140**	644	**1**	1
Company contributions (3)	**179**	1,288	**44**	43
Plan participant contributions	**36**	33	**9**	8
Benefits paid	**(379)**	(369)	**(67)**	(66)
Other	**31**	(3)	**1**	1
Change in foreign currency exchange rate	**(12)**	(39)	**-**	-
Closing fair value of plan assets	**$ 7,892**	$ 7,897	**$ 1**	$ 13
Change in benefit obligation				
Opening benefit obligation	**$ 8,084**	$ 6,783	**$ 1,424**	$ 1,324
Service cost	**213**	151	**23**	19
Interest cost	**421**	425	**74**	83
Plan participant contributions	**36**	33	**9**	8
Actuarial loss	**1**	1,118	**28**	60
Benefits paid	**(379)**	(369)	**(67)**	(66)
Plan amendments and curtailments	**(3)**	1	**-**	-
Other	**56**	(7)	**-**	1
Change in foreign currency exchange rate	**(15)**	(51)	**(1)**	(5)
Closing benefit obligation	**$ 8,414**	$ 8,084	**$ 1,490**	$ 1,424
Funded status				
Excess of benefit obligation over plan assets	**$ (522)**	$ (187)	**$ (1,489)**	$ (1,411)
Unrecognized net actuarial loss	**2,098**	2,082	**254**	237
Unrecognized transitional (asset) obligation	**(2)**	(4)	**1**	1
Unrecognized prior service cost	**15**	27	**(213)**	(236)
Contributions between September 30 and October 31 (3)	**20**	3	**4**	3
Prepaid asset (accrued liability) as at October 31	**$ 1,609**	$ 1,921	**$ (1,443)**	$ (1,406)
Amounts recognized in our Consolidated Balance Sheets consist of:				
Other assets	**$ 1,697**	$ 1,992	**$ -**	$ -
Other liabilities	**(88)**	(71)	**(1,443)**	(1,406)
Net amount recognized as at October 31	**$ 1,609**	$ 1,921	**$ (1,443)**	$ (1,406)
Weighted average assumptions to calculate benefit obligation				
Discount rate	**5.20%**	5.20%	**5.15%**	5.25%
Rate of increase in future compensation	**3.30%**	3.30%	**3.30%**	3.30%

(1) For pension plans with funding deficits, the benefit obligations and fair values of plan assets totalled $7.2 billion (2010 – $7.3 billion) and $6.6 billion (2010 – $7.0 billion), respectively.
(2) For our other post-employment plans, the assumed healthcare cost trend rates for the next year used to measure the expected cost of benefits covered by the post-employment health and life plans were 5.0% for medical decreasing to an ultimate rate of 3.1% in 2027, and an ultimate rate of 4.0% for dental.
(3) As our measurement date of the pension and other post-employment plans is September 30, company contributions in the above table represent contributions from October 1, 2010 to September 30, 2011. In order to arrive at the total contributions for the year ended October 31, 2011, this amount should be adjusted for the contributions made in the month of October as well as the defined contribution pension expense presented in the Pension benefit expense table.

Benefits payment projection for defined benefit pension and other post-employment plans

	Pension plans	Other post-employment plans
2012	$ 394	$ 74
2013	404	77
2014	419	80
2015	435	83
2016	448	87
2017-2021	2,439	487

Composition of defined benefit pension plan assets

The defined benefit pension plan assets are composed of a diversified mix of equity, fixed income and alternative investments including various hedge fund strategies, private equity and infrastructure investments. The equity securities include 1.0 million (2010 – 1.2 million) of our common shares having a fair value of $46 million (2010 – $67 million). Dividends amounting to $2 million (2010 – $3 million) were received on our common shares held in the plan assets during the year.

The following table presents the allocation of the plan assets by securities category.

Asset allocations of defined benefit pension plans (1)

	2011		2010	
	Target	**Actual**	Target	Actual
Equity securities	**41%**	**37%**	41%	44%
Debt securities	**41%**	**48%**	41%	43%
Other	**18%**	**15%**	18%	13%
Total	**100%**	**100%**	100%	100%

(1) Target asset allocation of the pension plans is based on the Canadian principal plans, the assets of which represent 88% of the total assets of all the plans.

Investment policy and strategies

Pension plan assets are invested prudently over the long term in order to meet pension obligations at a reasonable cost. The pension plan asset mix policy was developed within an asset/liability framework. Factors taken into consideration in developing our asset allocation include but are not limited to the following:

(i) the nature of the pension plans' underlying benefit obligations, including the duration and the economic structure of the liabilities;
(ii) the pension plans' demographics, including normal retirements, terminations, deaths and new entrants, based on the assumptions used for funding valuation purposes;
(iii) the financial position of the pension plans;
(iv) the diversification benefits obtained by the inclusion of multiple asset classes, and
(v) expected return, volatility and correlation for both assets and liabilities.

To implement our asset allocation policy, we may invest in equities, fixed income securities, alternative investments and derivative instruments. Our holdings in certain investments, including common shares, emerging market equities, fixed income securities rated lower than BBB and residential and commercial mortgages, cannot exceed a defined percentage of the market value of our pension plans. We may use derivative instruments as either a synthetic investment to more efficiently replicate the performance of an underlying security, or as a hedge against financial risks associated with the underlying portfolio. To manage our credit risk exposure, counterparties of our derivative instruments are required to meet minimum credit ratings, and counterparty exposures are monitored and reported to management on an ongoing basis.

Pension and other post-employment benefit expense

Pension benefit expense

	2011	2010	2009
Service cost	$ **213**	$ 151	$ 141
Interest cost	**421**	425	413
Expected return on plan assets	**(474)**	(463)	(446)
Amortization of transitional asset	**(1)**	(1)	(2)
Amortization of prior service cost	**10**	18	19
Amortization of actuarial loss	**315**	120	47
Other	**4**	(1)	-
Defined benefit pension expense	$ **488**	$ 249	$ 172
Defined contribution pension expense	**87**	80	80
Pension benefit expense	$ **575**	$ 329	$ 252
Weighted average assumptions to calculate pension benefit expense			
Discount rate	**5.20%**	6.40%	6.70%
Assumed long-term rate of return on plan assets	**6.50%**	6.75%	7.25%
Rate of increase in future compensation	**3.30%**	3.30%	3.30%

Other post-employment benefit expense

	2011	2010	2009
Service cost	$ **23**	$ 19	$ 14
Interest cost	**74**	83	87
Expected return on plan assets	**-**	(1)	(2)
Amortization of actuarial loss	**11**	29	41
Amortization of prior service cost	**(23)**	(23)	(23)
Other post-employment benefit expense	$ **85**	$ 107	$ 117
Weighted average assumptions to calculate other post-employment benefit expense			
Discount rate	**5.25%**	6.39%	6.72%
Rate of increase in future compensation	**3.30%**	3.30%	3.30%

Significant assumptions used in calculating the defined benefit pension and other post-employment expense

Overall expected long-term rate of return on assets

The assumed expected rate of return on assets is a forward-looking estimate of the plan's return, determined by considering expectation for inflation, long-term expected returns on government bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumed expected rate of return of 6.25% for 2012, 6.50% for 2011, and 6.75% for 2010, 7.25% for 2009 and 7% for 2008.

Discount rate

For the Canadian and U.S. pension and other post-employment plans, all future expected benefit payment cash flows at each measurement date are discounted at spot rates developed from a yield curve of AA corporate debt securities. It is assumed that spot rates beyond 30 years are equivalent to the 30-year spot rate. The discount rate is selected as the equivalent level rate that would produce the same discounted value as that determined by using the applicable spot rates. This methodology does not rely on assumptions regarding reinvestment rates.

Sensitivity analysis

The following table presents the sensitivity analysis of certain key assumptions on defined benefit pension and post-employment obligation and expense.

2011 Sensitivity of key assumptions

Pension benefit expense	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$ 294	$ 37
Impact of .25% change in rate of increase in future compensation assumption	23	5
Impact of .25% change in the long-term rate of return on plan assets assumption	-	19
Other post-employment benefit expense	**Change in obligation**	**Change in expense**
Impact of .25% change in discount rate assumption	$ 50	$ 7
Impact of 1.00% increase in healthcare cost trend rates	119	8
Impact of 1.00% decrease in healthcare cost trend rates	(99)	(6)

Reconciliation of defined benefit expense recognized with defined benefit expense incurred

The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services. The cost is computed using the discount rate determined in accordance with the methodology described in significant assumptions, and is based on management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and costs of health, dental, disability and life insurance.

Actuarial gains or losses arise over time due to differences in actual experience compared to actuarial assumptions. Prior service costs arise as a result of plan amendments.

The actuarial gains or losses, prior service costs and transitional asset or obligation are amortized over the expected average remaining service lifetime of active members expected to receive benefits under the plan. The following tables show the impact on our annual benefit expense if we had recognized all costs and expenses as they arose.

Defined benefit pension expense incurred

	2011	2010	2009
Defined benefit pension expense recognized	$ 488	$ 249	$ 172
Difference between expected and actual return on plan assets	334	(181)	175
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(315)	998	342
Difference between prior service costs amortized and prior service costs arising	(11)	(17)	(20)
Amortization of transitional asset	1	1	2
Defined benefit pension expense incurred	$ 497	$ 1,050	$ 671

Other post-employment benefit expense incurred

	2011	2010	2009
Other post-employment benefit expense recognized	$ 85	$ 107	$ 117
Difference between expected and actual return on plan assets	-	-	1
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	17	32	(67)
Difference between prior service costs amortized and prior service costs arising	23	23	23
Other post-employment benefit expense incurred	$ 125	$ 162	$ 74

Note 21 Stock-based compensation

We offer stock-based compensation to certain key employees and to our non-employee directors. We use derivatives and compensation trusts to manage our economic exposure to volatility in the price of our common shares under many of these plans. The stock-based compensation amounts recorded in Non-interest expense – Human resources in our Consolidated Statements of Income are net of the impact of these derivatives.

Stock option plans

We have stock option plans for certain key employees and for non-employee directors. On November 19, 2002, the Board of Directors discontinued all further grants of options under the non-employee directors plan. Under the employee stock option plan, options are periodically granted to purchase common shares. The exercise price for each grant is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. Stock options are normally granted at the end of the calendar year, with the exercise price determined at least five business days after the release of the year-end financial results. The options vest over a four-year period for employees and are exercisable for a period not exceeding 10 years from the grant date.

For options issued prior to November 1, 2002, that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option's exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With tandem SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. These grants, which are accompanied by tandem SARs, resulted in a compensation expense of $nil for the year ended October 31, 2011 (2010 – $nil; 2009 – $8 million).

A summary of our stock option activity and related information

	2011		2010		2009	
	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price
Outstanding at beginning of year	15,659	$ 40.90	17,877	$ 35.32	21,773	$ 31.66
Granted	1,815	52.60	2,368	55.04	2,659	35.29
Exercised – Common shares (1), (2)	(2,954)	27.76	(4,450)	26.51	(5,808)	22.69
– SARs	-	-	(74)	18.74	(397)	19.84
Cancelled	(107)	42.70	(62)	28.46	(350)	33.72
Outstanding at end of year	14,413	$ 45.06	15,659	$ 40.90	17,877	$ 35.32
Exercisable at end of year	8,688	$ 41.64	10,170	$ 36.86	12,806	$ 31.68
Available for grant	14,033		15,741		17,999	

(1) Cash received for options exercised during the year was $82 million (2010 – $118 million; 2009 – $132 million).
(2) New shares were issued for all options exercised in 2011, 2010 and 2009. Refer to Note 18.

Options outstanding and options exercisable as at October 31, 2011 by range of exercise price

	Options outstanding			Options exercisable	
	Number outstanding (000s)	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable (000s)	Weighted average exercise price
$24.56 – $24.68	172	$ 24.57	0.1	172	$ 24.57
$29.00 – $35.37	5,093	32.61	4.2	3,975	31.86
$44.13 – $57.90	9,148	52.37	6.7	4,541	50.86
Total	14,413	$ 45.06	5.7	8,688	$ 41.64

Fair value method

We adopted the fair value method of accounting prospectively for new awards granted after November 1, 2002. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as compensation expense. The fair value compensation expense recorded for the year ended October 31, 2011 in respect of these plans was $13 million (2010 – $11 million; 2009 – $10 million). The compensation expenses related to non-vested awards were $9 million at October 31, 2011 (2010 – $9 million; 2009 – $8 million), to be recognized over the weighted average period of 1.8 years (2010 – 1.4 years; 2009 – 1.8 years).

The weighted average fair value of options granted during 2011 was estimated at $7.30 (2010 – $5.06; 2009 – $2.59) using an option pricing model on the date of grant. The following assumptions were used:

For the year ended October 31	2011	2010	2009
Weighted average assumptions			
Risk-free interest rate	**2.72%**	2.74%	2.33%
Expected dividend yield	**3.62%**	4.71%	4.15%
Expected share price volatility	**20%**	17%	14%
Expected life of option	**6 years**	6 years	6 years

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, employees can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of employee contributions in our common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. In 2011, we contributed $72 million (2010 – $68 million; 2009 – $68 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2011, an aggregate of 36.3 million common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives, non-employee directors and to certain key employees. Under these plans, the executives or directors may choose to receive all or a percentage of their annual variable short-term incentive bonus or directors' fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to withdraw the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs liability as at October 31, 2011, was $187 million (2010 – $204 million; 2009 – $200 million). The share price fluctuations and dividend equivalents compensation gain recorded for the year ended October 31, 2011, in respect of these plans was $8 million (2010 – $5 million expense; 2009 – $31 million expense).

We have a deferred bonus plan for certain key employees within Capital Markets. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus amounts paid within 90 days of the three following year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus liability as at October 31, 2011, was $1.1 billion (2010 – $953 million; 2009 – $693 million). The share price fluctuations and dividend equivalents compensation gain for the year ended October 31, 2011, in respect of this plan was $60 million (2010 – $5 million gain; 2009 – $85 million expense).

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Awards under the plans are deferred in the form of common shares which are held in trust until they fully vest or in the form of DSUs. A portion of the award granted under some plans can be increased or decreased up to 25% for awards granted, depending on our total shareholder return compared to a defined peer group of North American financial institutions for awards granted in December 2008 and to a defined peer group of global financial institutions for awards granted in December 2009 and 2010. The value of the award paid will be equivalent to the original award adjusted for dividends and changes in the market value of common shares at the time the award vests. The number of our common shares held in trust as at October 31, 2011, was 0.7 million (2010 – 1.1 million; 2009 – 1.5 million). The value of the DSUs liability as at October 31, 2011 was $242 million (2010 –$224 million; 2009 –$210 million). The compensation expense recorded for the year ended October 31, 2011, in respect of these plans was $147 million (2010 – $115 million; 2009 – $138 million).

We maintain a non-qualified deferred compensation plan for key employees in the United States. This plan allows eligible employees to make deferrals of a portion of their annual income and allocate the deferrals among various fund choices, which include a share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions, all of which are allocated to the RBC share unit fund. Our liability for the RBC share units held under the plan as at October 31, 2011, was $263 million (2010 – $303 million; 2009 –$302 million). The compensation expense recorded for the year ended October 31, 2011, was $33 million (2010 – $111 million expense; 2009 – $157 million expense).

For other stock-based plans, compensation expense of $9 million was recognized for the year ended October 31, 2011 (2010 – $11 million; 2009 – $14 million). The liability for the share units held under these plans as at October 31, 2011, was $43 million (2010 – $54 million; 2009 – $49 million). The number of our common shares held under these plans was 0.2 million (2010 – 0.3 million; 2009 – 0.1 million).

Note 22 Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $64 million decrease in the fair values of our net financial assets classified as held-for-trading for the year ended October 31, 2011 (2010 – increased by $833 million; 2009 – increased by $2,097 million).

	2011	2010 (1)	2009 (1)
Net interest income	**$ 1,343**	$ 1,443	$ 2,316
Non-interest income	**800**	1,333	2,380
Total	**$ 2,143**	$ 2,776	$ 4,696
By product line			
Interest rate and credit	**$ 1,351**	$ 1,997	$ 3,078
Equities	**436**	364	965
Foreign exchange, commodities, and precious metals	**356**	415	653
Total	**$ 2,143**	$ 2,776	$ 4,696

(1) Certain amounts have been revised from results previously reported.

Financial instruments designated as held-for-trading

During the year, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $921 million (2010 – increased by $530 million; 2009 – increased by $42 million).

Financial instruments measured at amortized cost

Non-interest income reflects the following for financial instruments measured at amortized cost:

	2011	2010	2009
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	**$ 3,666**	$ 3,458	$ 3,209
Net fee income arising from trust and other fiduciary activities	**6,813**	5,835	5,415
Net gains arising from financial instruments measured at amortized cost	**1**	8	7
Total	**$10,480**	$ 9,301	$ 8,631

Note 23 Income taxes

	2011	2010	2009
Income taxes (recoveries) in Consolidated Statements of Income			
Current			
Canada – Federal	**$ 1,021**	$ 829	$ 590
– Provincial	**633**	576	491
International	**359**	510	467
	2,013	1,915	1,548
Future			
Canada – Federal	**(16)**	124	153
– Provincial	**(9)**	65	90
International	**(100)**	(108)	224
	(125)	81	467
	1,888	1,996	2,015
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Shareholders' Equity			
Other comprehensive income			
Net unrealized (losses) gains on available-for-sale securities	**(74)**	150	330
Reclassification of losses (gains) on available-for-sale securities to income	**24**	(55)	165
Net foreign currency translation gains, net of hedging activities	**283**	676	1,102
Net unrealized gains (losses) on derivatives designated as cash flow hedges	**117**	(144)	69
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	**111**	36	(17)
Issuance costs	**-**	-	(34)
Stock appreciation rights	**-**	17	7
Other	**-**	5	84
	461	685	1,706
Total income taxes	**$ 2,349**	$ 2,681	$ 3,721

Future income tax assets and liabilities are included in Other assets (refer to Note 12) and Other Liabilities (refer to Note 15) and result from tax loss carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets. The tax loss carryforwards amount included in future income tax assets of $105 million (2010 – $30 million) relates to operating losses (U.S. – $67 million, Japan $16 million, U.K. – $16 million, and other – $6 million) which will expire in various years beginning in 2013. In addition, we have capital losses included in the tax loss carryforwards amount which will expire in 2016.

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carryforwards. Our review regarding the realizability of our future tax assets as at October 31, 2011 included an assessment of the tax benefit associated with our U.S. retail banking operations which we have entered into an agreement to sell (refer to Notes 1 and 11). We concluded that there is sufficient positive evidence to overcome the negative evidence that the future tax asset associated with our U.S. banking operations is realizable. Overall, we believe that, based on all available evidence, it is more likely than not that the future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Sources of future income taxes

	2011	2010
Future income tax asset		
Allowance for credit losses	**$ 370**	$ 395
Deferred compensation	**878**	803
Business realignment charges	**26**	-
Tax loss carryforwards	**105**	30
Deferred income	**128**	67
Other comprehensive income	**43**	-
Other	**132**	477
	1,682	1,772
Valuation allowance	**(71)**	(27)
	1,611	1,745
Future income tax liability		
Premises and equipment	**(193)**	(170)
Deferred expense	**(84)**	(61)
Pension related	**(54)**	(150)
Intangibles	**(180)**	(110)
Other	**(170)**	(437)
	(681)	(928)
Net future income tax asset	**$ 930**	$ 817
Future tax assets and liabilities comprised of:		
Future income tax asset (1)	**$ 1,224**	$ 817
Future income tax liability	**(294)**	-
	$ 930	$ 817

(1) In 2010, the future income tax asset of $1,053 million is presented net of $236 million future income tax liability.

Reconciliation to statutory tax rate

	2011		2010		2009	
Income taxes at Canadian statutory tax rate	**$ 2,428**	**28.1%**	$2,372	30.3%	$ 2,448	31.4%
(Decrease) increase in income taxes resulting from						
Lower average tax rate applicable to subsidiaries	**(252)**	**(2.9)%**	(329)	(4.2)%	(324)	(4.2)%
Tax-exempt income from securities	**(356)**	**(4.1)%**	(349)	(4.5)%	(287)	(3.7)%
Other	**68**	**.7%**	302	3.9%	178	2.3%
Income taxes reported in Consolidated Statements of Income and effective tax rate	**$ 1,888**	**21.8%**	$1,996	25.5%	$ 2,015	25.8%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a future income tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries' accumulated unremitted earnings were repatriated are estimated at $727 million as at October 31, 2011 (2010 – $763 million; 2009 – $821 million).

Note 24 Earnings per share

	2011	2010	2009
Basic earnings (loss) per share			
Net income from continuing operations	**$ 6,650**	$ 5,732	$ 5,681
Net loss from discontinued operations	**(1,798)**	(509)	(1,823)
Net income	**$ 4,852**	$ 5,223	$ 3,858
Preferred share dividends	**(258)**	(258)	(233)
Net income available to common shareholders	**$ 4,594**	$ 4,965	$ 3,625
Average number of common shares (in thousands)	**1,430,722**	1,420,719	1,398,675
Basic earnings (loss) per share			
Continuing operations	**$ 4.47**	$ 3.85	$ 3.90
Discontinued operations	**$ (1.26)**	$ (.36)	$ (1.31)
Total	**$ 3.21**	$ 3.49	$ 2.59
Diluted earnings (loss) per share			
Net income available to common shareholders	**$ 4,594**	$ 4,965	$ 3,625
Average number of common shares (in thousands)	**1,430,722**	1,420,719	1,398,675
Stock options (1)	**2,941**	4,829	5,002
Issuable under other stock-based compensation plans	**1,043**	1,793	2,036
Exchangeable shares (2)	**3,198**	6,413	6,413
Average number of diluted common shares (in thousands)	**1,437,904**	1,433,754	1,412,126
Diluted earnings (loss) per share			
Continuing operations	**$ 4.45**	$ 3.82	$ 3.86
Discontinued operations	**$ (1.26)**	$ (.36)	$ (1.29)
Total	**$ 3.19**	$ 3.46	$ 2.57

(1) The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the calculations of diluted earnings per share: for 2011 – 4,052,267 average options outstanding with an exercise price of $55.05; for 2010 – 41,124 average options outstanding with an exercise price of $57.90 and for 2009 – 5,294,977 average options outstanding with an exercise price of $50.89.

(2) Exchangeable shares issued in 2008 for the acquisition of PH&N were replaced with 6.4 million RBC common shares on May 2, 2011. Refer to Note 18.

Note 25 Guarantees, commitments and contingencies

Guarantees

The table below summarizes significant guarantees we have provided to third parties. As the carrying value of the financial guarantees is not indicative of the maximum potential amount of future payments, we continue to consider financial guarantees as off-balance sheet credit instruments. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

	2011		2010	
	Maximum potential amount of future payments	**Carrying value**	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	**$ 8,705**	**$ 295**	$ 11,604	$ 365
Backstop liquidity facilities (2), (3)	**23,496**	**171**	20,584	55
Stable value products (4)	**18,438**	**284**	19,683	172
Financial standby letters of credit and performance guarantees (3)	**17,525**	**185**	17,536	88
Credit enhancements (3)	**3,330**	**68**	3,211	66

(1) The carrying amount is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.

(2) In prior years, certain RBC-administered multi-seller ABCP conduit programs drew down certain of our backstop liquidity facilities. As at October 31, 2011, the outstanding loan amounts associated with these draws totalled US$1.4 billion (C$1.4 billion) before an allowance for loan losses of US$4 million (C$4 million) and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.

(3) The carrying amount is included in Other – Other liabilities on our Consolidated Balance Sheets. The amount includes $0.7 billion (2010 – $1.2 billion) maximum potential amount of future payments related to the ARS TOB programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

(4) The maximum potential amount of future payments comprise $7.8 billion (October 31, 2010 – $7.8 billion) for bank-owned life insurance policies and $10.7 billion (October 31, 2010 – $11.8 billion) for *U.S. Employee Retirement Income Security Act of 1974* (ERISA)-governed pension plans such as 401(k) plans. During the year, we recorded unrealized losses of approximately $115 million (2010 – gains of $75 million) in connection with the bank-owned life insurance policies stable value contracts.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at October 31, 2011, RBC Dexia IS securities lending indemnifications totalled $52.6 billion (2010 – $52.1 billion); we are exposed to 50% of this amount.

Except for credit derivatives and written put options, our clients generally have the right to request settlement of, or draw on, our guarantees within one year; however, these guarantees can only be drawn if certain conditions are met. These conditions, along with collateral requirements, are described below. Generally, our credit derivatives and written put options are effective immediately upon execution of the contract. The settlement of these instruments is dependent on the occurrence of specified events, which are also described below. We believe that it is highly unlikely that all or substantially all of the guarantees will be drawn or settled within one year, and contracts may expire without being drawn or settled.

Credit derivatives and written put options
Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG-14 defines a guarantee to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of a guaranteed party. We have disclosed only amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client.

We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party for its financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The terms of these credit derivatives vary based on the contract and generally expire within 10 years.

We enter into written put options that are contractual agreements under which we grant the purchaser the right, but not the obligation, to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity-based contracts and certain commodity-based contracts. The term of these options varies based on the contract and can range up to nine years.

Collateral we hold for credit derivatives and written put options is managed on a portfolio basis and may include cash, government T-bills and bonds.

Backstop liquidity facilities
Backstop liquidity facilities are provided to ABCP conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. We generally provide liquidity facilities for a term of one to three years.

Backstop liquidity facilities are also provided to non-asset-backed programs such as variable rate demand notes issued by third parties. These standby facilities provide liquidity support to the issuer to buy the notes if the issuer is unable to remarket the notes, as long as the instrument and/or the issuer maintains the investment grade rating.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets.

Stable value products
We sell stable value products that offer book value protection primarily to plan sponsors of *United States Employee Retirement Income Security Act of 1974* (ERISA)-governed pension plans such as 401(k) plans and 457 plans as well as bank-owned life insurance policies. The book value protection is provided on portfolios of intermediate/short-term fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds, policyholders surrender their life insurance policies, or the contract is settled at the termination date when market value is below book value.

Financial standby letters of credit and performance guarantees
Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. The term of these guarantees can range up to eight years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Credit enhancements
We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the collection on the underlying assets, the transaction-specific credit enhancement or the liquidity proves to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through first loss protection related to each transaction. The term of these credit facilities is approximately three years.

Mortgage loans sold with recourse
Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if certain specified conditions, other than standard representations and warranties, are experienced. Examples of such conditions might be failure to obtain government or private insurance, payments default, early prepayment or material documentation errors. The mortgage loans are fully collateralized by residential properties.

Securities lending indemnifications
We generally transact securities lending transactions through our joint venture, RBC Dexia IS. In these transactions, RBC Dexia IS acts as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash or securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries.

Indemnifications
In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as employment, purchase and sale contracts, fiduciary, agency, licensing, custodial, and service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Other off-balance sheet credit instruments

In addition to financial guarantees, we utilize other off-balance sheet credit instruments to meet the financing needs of our clients. The contractual amounts of these credit instruments represent the maximum possible credit risk without taking into account the fair value of any collateral, in the event other parties fail to perform their obligations under these instruments.

Commitments to extend credit represent unused portions of authorizations to extend credit in different borrowing options including loans, bankers' acceptances or letters of credit.

In securities lending transactions, we lend our own or our clients' securities to a borrower for a fee under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times.

Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

Our credit review process, our policy for requiring collateral security and the types of collateral security held are generally the same as for loans. Except for our securities lending and uncommitted amounts, our other off-balance sheet credit instruments can generally be drawn at any time within the term to maturity, and our clients may draw on these facilities within one year from October 31, 2011. However, many of these instruments expire without being drawn upon. As a result, the contractual amounts may not necessarily represent our actual future credit risk exposure or cash flow requirements.

The following table summarizes the contractual amounts of our other off-balance sheet credit instruments.

Other off-balance sheet credit instruments

	2011	2010
Commitments to extend credit (1)		
Original term to maturity of 1 year or less	**$ 11,286**	$ 23,912
Original term to maturity of more than 1 year	**88,423**	56,081
Securities lending	**10,567**	14,637
Uncommitted amounts (2)	**166,488**	166,980
Documentary and commercial letters of credit	**191**	251
	$ 276,955	$ 261,861

(1) Includes liquidity facilities.
(2) Uncommitted amounts include uncommitted liquidity loan facilities of $23.0 billion (2010 – $20.6 billion) provided to RBC-administered multi-seller conduits. As at October 31, 2011 and October 31, 2010, no amount was drawn upon on these facilities.

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets:

- The risks and rewards of the pledged assets reside with the pledgor.
- The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
- The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
- If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount with respect to the LVTS is not included in the table below. For the year ended October 31, 2011, we had on average $3.5 billion (2010 – $3.6 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on October 31, 2011 and October 31, 2010.

Details of assets pledged against liabilities are shown in the following tables.

Pledged assets

	2011	2010
Cash and due from banks	**$ 865**	$ 506
Interest-bearing deposits with banks	**6,340**	6,092
Loans	**14,712**	12,822
Securities	**42,502**	43,842
Assets purchased under reverse repurchase agreements	**52,032**	42,847
Other assets	**88**	1,264
	$116,539	$ 107,373

	2011	2010
Assets pledged to:		
Foreign governments and central banks	**$ 2,376**	$ 2,332
Clearing systems, payment systems and depositories	**1,839**	2,154
Assets pledged in relation to:		
Securities borrowing and lending	**39,941**	31,359
Obligations related to securities sold under repurchase agreements	**44,545**	47,356
Derivative transactions	**16,620**	15,232
Covered bonds	**10,513**	8,557
Other	**705**	383
	$116,539	$ 107,373

Collateral

In the ordinary course of business, we enter into collateral agreements with terms and conditions that are usual and customary to our regular lending and borrowing activities recorded on our Consolidated Balance Sheets. Examples of our general terms and conditions on collateral assets that we may sell, pledge or repledge are listed in the pledge assets section above.

As at October 31, 2011, the approximate market value of collateral accepted that may be sold or repledged by us subject to the specific terms and conditions of the underlying counterparty agreements was $126.7 billion (2010 – $113.3 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $53.8 billion (2010 – $41.1 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are as follows:

Lease commitments (1), (2)

2012	$ 638
2013	526
2014	453
2015	354
2016	286
Thereafter	1,027
	$ 3,284

(1) Substantially all of our lease commitments are related to operating leases.
(2) The minimum lease payments include an imputed interest of capital leases of $12 million.

Litigation

We are a defendant in a number of actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. While management believes that we will ultimately be successful in resolving these lawsuits without material financial impact to the Bank, this is an area of significant judgment and potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

As previously reported, Royal Bank of Canada is a defendant in a lawsuit relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateral debt obligations. These transactions were also the subject of a regulatory investigation. On September 17, 2011, the United States Securities and Exchange Commission (SEC) announced the settlement we reached to pay US$30.4 million to a Fair Fund. The entire amount of the Fair Fund is to be paid to the school districts. Despite this, the lawsuit continues and we continue to vigorously defend ourselves. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

Management reviews the status of the above proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank's best interest. We will continue to defend ourselves vigorously in these matters.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our consolidated financial statements.

Note 26 Contractual repricing and maturity schedule

The following table details our exposure to interest rate risk as defined and prescribed by Section 3862. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value. The following table does not incorporate management's expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the contractual repricing and maturity schedule as at October 31, 2011, would result in a change in the under-one-year gap from $24.5 billion to $43.2 billion (2010 – $(74.4) billion to $(64.0) billion).

Note 26 Contractual repricing and maturity schedule

Contractual repricing and maturity schedule

	Immediately interest rate-sensitive	Under 3 months	3 to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-rate-sensitive	Total
Assets								
Cash and deposits with banks	$ -	$ 16,278	$ 1,389	$ 5,516	$ -	$ -	$ 2,245	$ 25,428
Effective interest rate	-	.18%	.29%	.28%	-	-	-	-
Securities								
Trading	-	21,123	6,456	14,735	35,462	27,965	39,533	145,274
Effective interest rate	-	1.25%	.97%	1.19%	1.62%	1.96%	-	-
Available-for-sale	-	18,536	364	1,405	11,974	754	1,251	34,284
Effective interest rate	-	1.94%	1.69%	3.42%	2.25%	4.99%	-	-
Assets purchased under reverse repurchase agreements and securities borrowed	-	84,947	-	-	-	-	-	84,947
Effective interest rate	-	.89%	-	-	-	-	-	-
Loans (net of allowance for loan losses) (1)	171,645	52,638	10,190	11,352	42,672	3,247	4,540	296,284
Effective interest rate	-	2.34%	4.01%	5.36%	5.22%	4.89%	-	-
Derivatives	100,013	-	-	-	-	-	-	100,013
Other assets	-	-	-	-	-	-	38,329	38,329
	$ 271,658	193,522	$ 18,399	$ 33,008	$ 90,108	$31,966	$ 85,898	$724,559
Liabilities								
Deposits	$ 177,214	$ 82,775	$ 37,280	$ 41,799	$ 41,613	$11,130	52,370	$444,181
Effective interest rate	-	.70%	.86%	1.36%	1.92%	3.08%	-	-
Obligations related to assets sold under repurchase agreements and securities loaned	-	44,755	300	240	893	-	-	46,188
Effective interest rate	-	.56%	.63%	.44%	1.38%	-	-	-
Obligations related to securities sold short	-	2,517	1,031	851	8,877	11,375	19,633	44,284
Effective interest rate	-	1.07%	.94%	.93%	1.34%	3.38%	-	-
Derivatives	101,437	-	-	-	-	-	-	101,437
Other liabilities	-	-	-	-	-	-	44,144	44,144
Effective interest rate	-	-	-	-	-	-	-	-
Subordinated debentures	-	403	-	-	7,136	210	-	7,749
Effective interest rate	-	1.09%	-	-	4.77%	6.06%	-	-
Trust capital securities	-	-	-	-	-	-	-	-
Effective interest rate	-	-	-	-	-	-	-	-
Non-controlling interest in subsidiaries	-	-	-	-	1,219	499	223	1,941
Effective interest rate	-	-	-	-	4.87%	6.82%	-	-
Shareholders' equity	-	200	800	450	3,363	-	36,894	41,707
	$ 278,651	$130,650	$ 39,411	$ 43,340	$ 63,101	$23,214	$153,264	$731,631
Total gap based on contractual repricing	$ (6,993)	$ 62,872	$ (21,012)	$ (10,332)	$ 27,007	$ 8,752	$ (67,366)	$ (7,072)
Canadian dollar	(6,999)	62,902	(21,032)	(10,366)	26,778	8,640	(60,309)	(386)
Foreign currency	6	(30)	20	34	229	112	(7,057)	(6,686)
Total gap	$ (6,993)	$ 62,872	$ (21,012)	$ (10,332)	$ 27,007	$ 8,752	$ (67,366)	$ (7,072)
Canadian dollar – 2010	$ (35,866)	$ (19,378)	$ (8,751)	$ (6,340)	$ 46,692	$26,578	$ (2,982)	$ (47)
Foreign currency – 2010	(2,933)	(1,168)	(331)	398	(554)	(1,064)	(4,211)	$ (9,863)
Total gap – 2010	$ (38,799)	$ (20,546)	$ (9,082)	$ (5,942)	$ 46,138	$25,514	$ (7,193)	$ (9,910)

(1) Includes loans totalling $2.5 billion to variable interest entities administered by us, of which $0.9 billion has maturity terms exceeding five years.

Note 27 Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. Refer to Note 9 for more information regarding our joint venture, RBC Dexia IS.

We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. As at October 31, 2011, the aggregate indebtedness, excluding routine indebtedness, to RBC current directors and executive officers was approximately $1.1 million (2010 – $1.5 million). Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year, to any director or executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

Note 28 Results by business and geographic segment

2011	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income	$ 7,922	$ 368	$ -	$ 620	$ 2,620	$ (930)	$ 10,600	$ 8,870	$ 1,123	$ 607
Non-interest income	3,251	4,339	4,484	934	3,311	511	16,830	9,732	2,845	4,253
Total revenue	11,173	4,707	4,484	1,554	5,931	(419)	27,430	18,602	3,968	4,860
Provision for (recovery of) credit losses	980	-	-	91	(20)	(76)	975	872	(11)	114
Insurance policyholder benefits, claims and acquisition expense	-	-	3,360	-	-	-	3,360	2,126	21	1,213
Non-interest expense	5,342	3,589	504	1,250	3,696	72	14,453	8,639	3,177	2,637
Net income (loss) before income taxes	4,851	1,118	620	213	2,255	(415)	8,642	6,965	781	896
Income taxes (recoveries)	1,359	309	19	36	673	(508)	1,888	1,598	276	14
Non-controlling interest	-	-	-	4	7	93	104	95	5	4
Net income from continuing operations	$ 3,492	$ 809	$ 601	$ 173	$ 1,575	$ -	$ 6,650	$ 5,272	$ 500	$ 878
Net loss from discontinued operations							$ (1,798)		$ (1,798)	
Net income (loss)	$ 3,492	$ 809	$ 601	$ 173	$ 1,575	$ -	$ 4,852	$ 5,272	$ (1,298)	$ 878
Less: Preferred dividends	75	36	13	24	69	41	258			
Net income available to common shareholders	$ 3,417	$ 773	$ 588	$ 149	$ 1,506	$ (41)	$ 4,594	$ 5,272	$ (1,298)	$ 878
Total assets from continuing operations	$306,900	$ 23,800	$10,500	$ 26,200	$374,100	$ (16,900)	$724,600	$410,000	$134,500	$180,100
Total assets from discontinued operations							$ 27,100		$ 27,100	
Total assets (2)	$306,900	$ 23,800	$10,500	$ 26,200	$374,100	$ (16,900)	$751,700	$410,000	$161,600	$180,100

2010	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income	$ 7,488	$ 305	$ -	$ 669	$ 2,719	$ (843)	$ 10,338	$ 8,417	$ 1,106	$ 815
Non-interest income	3,067	3,883	4,489	834	3,168	303	15,744	8,910	3,080	3,754
Total revenue	10,555	4,188	4,489	1,503	5,887	(540)	26,082	17,327	4,186	4,569
Provision for (recovery of) credit losses	1,191	3	-	142	20	(116)	1,240	1,026	57	157
Insurance policyholder benefits, claims and acquisition expense	-	-	3,546	-	-	-	3,546	2,343	20	1,183
Non-interest expense	4,995	3,295	468	1,210	3,420	81	13,469	7,981	3,211	2,277
Net income (loss) before income taxes	4,369	890	475	151	2,447	(505)	7,827	5,977	898	952
Income taxes (recoveries)	1,325	221	(16)	57	795	(386)	1,996	1,640	266	90
Non-controlling interest	-	-	-	2	5	92	99	96	2	1
Net income (loss) from continuing operations	$ 3,044	$ 669	$ 491	$ 92	$ 1,647	$ (211)	$ 5,732	$ 4,241	$ 630	$ 861
Net loss from discontinued operations							$ (509)		$ (509)	
Net income (loss)	$ 3,044	$ 669	$ 491	$ 92	$ 1,647	$ (211)	$ 5,223	$ 4,241	$ 121	$ 861
Less: Preferred dividends	65	29	10	24	63	67	258			
Net income available to common shareholders	$ 2,979	$ 640	$ 481	$ 68	$ 1,584	$ (278)	$ 4,965	$ 4,241	$ 121	$ 861
Total assets from continuing operations	$288,600	$ 19,600	$10,100	$ 27,000	$354,400	$ (7,800)	$691,900	$404,000	$111,500	$176,400
Total assets from discontinued operations							$ 34,300		$ 34,300	
Total assets (2)	$288,600	$ 19,600	$10,100	$ 27,000	$354,400	$ (7,800)	$726,200	$404,000	$145,800	$176,400

2009	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income	$ 6,947	$ 397	$ -	$ 803	$ 3,399	$ (841)	$ 10,705	$ 7,880	$ 1,323	$ 1,502
Non-interest income	2,943	3,683	4,063	724	3,524	799	15,736	9,463	3,772	2,501
Total revenue	9,890	4,080	4,063	1,527	6,923	(42)	26,441	17,343	5,095	4,003
Provision for credit losses	1,275	-	-	72	702	118	2,167	1,479	575	113
Insurance policyholder benefits, claims and acquisition expense	-	-	3,042	-	-	-	3,042	2,100	4	938
Non-interest expense	4,729	3,262	457	1,281	3,628	79	13,436	7,663	3,531	2,242
Net income (loss) before income taxes	3,886	818	564	174	2,593	(239)	7,796	6,101	985	710
Income taxes (recoveries)	1,223	235	37	42	826	(348)	2,015	1,713	309	(7)
Non-controlling interest	-	-	-	9	(1)	92	100	92	(1)	9
Net income from continuing operations	$ 2,663	$ 583	$ 527	$ 123	$ 1,768	$ 17	$ 5,681	$ 4,296	$ 677	$ 708
Net loss from discontinued operations							$ (1,823)		$ (1,823)	
Net income (loss)	$ 2,663	$ 583	$ 527	$ 123	$ 1,768	$ 17	$ 3,858	$ 4,296	$ (1,146)	$ 708
Less: Preferred dividends	56	30	9	25	62	51	233			
Net income available to common shareholders	$ 2,607	$ 553	$ 518	$ 98	$ 1,706	$ (34)	$ 3,625	$ 4,296	$ (1,146)	$ 708
Total assets from continuing operations	$271,000	$ 19,200	$ 8,800	$ 25,500	$306,500	$ (12,700)	$618,300	$368,600	$ 90,300	$159,400
Total assets from discontinued operations							$ 36,700		$ 36,700	
Total assets (2)	$271,000	$ 19,200	$ 8,800	$ 25,500	$306,500	$ (12,700)	$655,000	$368,600	$127,000	$159,400

(1) Taxable equivalent basis (Teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes.

(2) Includes spot balances and securitized mortgage amounts.

Revenue by business line

	2011	2010	2009
Banking (1)	$ **11,983**	$ 11,401	$ 10,707
Global Markets (2)	**3,397**	3,779	5,226
Corporate and investment banking (2)	**2,534**	2,108	1,697
Wealth management	**4,707**	4,188	4,080
Insurance	**4,484**	4,489	4,063
RBC Dexia IS	**744**	657	710
Other (3)	**(419)**	(540)	(42)
Total	$ **27,430**	$ 26,082	$ 26,441

(1) Includes cards and payment solutions.
(2) Taxable equivalent basis.
(3) Consists of Global Credit and Research business, and includes the Teb adjustment.

Composition of business segments

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses.

Wealth Management serves affluent and high net worth clients in Canada, the United States, Europe, Asia and Latin America with a full suite of investment, trust and other wealth management solutions. We also provide asset management products and services directly, through other Royal Bank of Canada distribution channels and through third-party distributors, to institutional and individual clients.

Insurance comprises Canadian and International & Other. In Canada, we offer our products and services through our growing proprietary channels including retail insurance branches, call centers, and our career sales force as well as through independent insurance advisors and travel agencies. Outside North America, we operate in reinsurance market globally.

International Banking comprises Banking and our joint venture, RBC Dexia IS. Banking includes our banking businesses in the Caribbean, which offer a range of financial products and services to individuals, business clients and public institutions in their respective markets. Following the announced sale of our U.S. regional retail banking operations, we classified a significant majority of our U.S. regional retail banking operations as discontinued operations. However, we have maintained certain of our cross border banking platform that serves the needs of Canadian clients across the U.S. The results of these activities are included in International Banking in continuing operations. RBC Dexia IS offers an integrated suite of products to institutional investors worldwide.

Capital Markets comprises our global wholesale banking businesses providing corporate, public sector and institutional clients with a wide range of products and services. In North America we offer a full suite of products and service capabilities. Outside of North America, we have a select but diversified set of global capabilities, which includes origination and distribution, structuring and trading, and corporate and investment banking.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way that business segment is managed. This approach ensures our business segments' results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments. This framework also assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our five business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

Geographic segments

For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Note 29 Nature and extent of risks arising from financial instruments

We are exposed to credit, market and liquidity and funding risks as a result of holding financial instruments. Our risk measurement and objectives, policies and methodologies for managing these risks are disclosed in the shaded text along with those tables specifically marked with an asterisk (*) on pages 43 to 55 of our 2011 Management Discussion and Analysis (MD&A). These shaded text and tables are an integral part of these Consolidated Financial Statements.

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of gross credit exposure by geography associated with our on- and off-balance sheet financial instruments are summarized in the following table.

Concentration of credit risk

	2011									2010								
	Canada	%	United States	%	Europe	%	Other International	%	Total	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	**$292,706**	**75%**	**$ 38,453**	**10%**	**$ 37,308**	**9%**	**$ 22,411**	**6%**	**$390,878**	$267,945	75%	$ 30,988	9%	$37,427	11%	$ 18,753	5%	$355,113
Derivatives before master netting agreement (2), (3)	**15,480**	**13**	**21,541**	**19**	**72,334**	**62**	**7,300**	**6**	**116,655**	13,608	13	24,976	24	58,831	56	7,428	7	104,843
	$308,186	**61%**	**$ 59,994**	**12%**	**$109,642**	**22%**	**$ 29,711**	**6%**	**$507,533**	$281,553	61%	$ 55,964	12%	$96,258	21%	$ 26,181	6%	$459,956
Off-balance sheet credit instruments (4)																		
Committed and uncommitted (5)	**$187,614**	**71%**	**$ 53,537**	**20%**	**$ 16,735**	**6%**	**$ 8,311**	**3%**	**$266,197**	$180,894	73%	$ 43,963	18%	$13,451	5%	$ 8,665	4%	$246,973
Other	**18,605**	**66**	**8,548**	**30**	**748**	**3**	**191**	**1**	**28,092**	16,511	51	8,535	27	6,850	21	277	1	32,173
	$206,219	**70%**	**$ 62,085**	**21%**	**$ 17,483**	**6%**	**$ 8,502**	**3%**	**$294,289**	$197,405	71%	$ 52,498	19%	$20,301	7%	$ 8,942	3%	$279,146

(1) Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers' liability under acceptances. The largest concentrations in Canada are Ontario at 52% (2010 – 50%), the Prairies at 17% (2010 – 18%), British Columbia and the territories at 16% (2010 – 16%) and Quebec at 10% (2010 - 11%). No industry accounts for more than 27% (2010 - 31%) of total on-balance sheet credit instruments.

(2) The largest concentration of credit exposure by counterparty type is banks at 56% (2010 – 65%).

(3) Excludes credit derivatives classified as other than trading with a replacement cost of $41 million (2010 – $7 million).

(4) Represents financial instruments with contractual amounts representing credit risk.

(5) Retail and wholesale commitments comprise 44% (2010 – 46%) and 56% (2010 – 54%), respectively, of our total commitments. The largest sector concentration in the wholesale portfolio relates to Non-bank financial services at 10% (2010 – 15%), Financing products at 17% (2010 – 17%), Energy at 17% (2010 – 14%), Real estate and related at 8% (2010 – 7%), and Sovereign at 8% (2010 – 9%).

Note 30 Capital management

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements, Basel Committee on Banking Supervision. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the highest quality capital and is a core measure of a bank's financial strength. Tier 1 capital consists of more permanent components of capital, is free of mandatory fixed charges against earnings and has a subordinate legal position to the rights of depositors and other creditors of the financial institution. Tier 2 capital is composed of supplementary capital instruments that contribute to the overall strength of a financial institution as a going concern. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-weighted assets (RWA). OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and where they have significant trading activity, market risk. RWA is calculated for each of these risk types and added together to determine total RWA. In addition, OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of greater than or equal to 7% and a Total capital ratio of greater than or equal to 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum level prescribed by OSFI.

Regulatory capital and capital ratios

	2011	2010
Capital		
Tier 1 capital	**$ 35,713**	$ 33,972
Total capital	**41,021**	37,625
Risk-weighted assets		
Credit risk	**$ 205,182**	$ 197,195
Market risk	**21,346**	24,828
Operational risk	**40,283**	38,433
Transition Adjustment prescribed by OSFI (1)	**969**	-
Total risk-weighted assets	**$ 267,780**	$ 260,456
Capital ratios and multiples		
Tier 1 capital ratio	**13.3%**	13.0%
Total capital ratio	**15.3%**	14.4%
Assets-to-capital multiple	**16.1x**	16.5x
Tier 1 common ratio	**10.6%**	9.8%

(1) Under Basel II transitional guidance, OSFI requires the minimum risk-based capital to be no less than 90% of the capital requirements as calculated under the Basel I standards. If the capital requirement is less than 90%, a transitional adjustment to RWA must be applied as prescribed by the OSFI Capital Adequacy Requirements guideline Section 1.7.

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles

Our Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Act, which states that except as otherwise specified by OSFI, our Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the SEC, material differences between Canadian and U.S. GAAP are quantified and described below.

Condensed Consolidated Balance Sheets

	2011			2010		
	Canadian GAAP	**Differences**	**U.S. GAAP**	Canadian GAAP	Differences	U.S. GAAP
Assets						
Cash and due from banks	**$ 13,247**	**$ (216)**	**$ 13,031**	$ 8,440	$ (181)	$ 8,259
Interest-bearing deposits with banks	**12,181**	**(8,936)**	**3,245**	13,254	(8,676)	4,578
Securities	**179,558**	**(8,606)**	**170,952**	183,519	(7,427)	176,092
Assets purchased under reverse repurchase agreements and securities borrowed	**84,947**	**(2,347)**	**82,600**	72,698	(1,595)	71,103
Loans, net of allowance for loan losses	**296,284**	**1,095**	**297,379**	273,006	(88)	272,918
Assets of discontinued operations	**27,143**	**4**	**27,147**	34,364	447	34,811
Other (1)	**138,342**	**(60,170)**	**78,172**	140,925	(64,148)	76,777
	$ 751,702	**$ (79,176)**	**$ 672,526**	$ 726,206	$ (81,668)	$ 644,538
Liabilities and shareholders' equity						
Deposits	**$ 444,181**	**$ (19,484)**	**$ 424,697**	$ 414,561	$ (20,071)	$ 394,490
Liabilities of discontinued operations	**20,071**	**7**	**20,078**	24,454	511	24,965
Other (2)	**236,053**	**(58,730)**	**177,323**	238,576	(61,667)	176,909
Subordinated debentures	**7,749**	**-**	**7,749**	6,681	-	6,681
Trust capital securities	**-**	**-**	**-**	727	(727)	-
Total liabilities	**708,054**	**(78,207)**	**629,847**	684,999	(81,954)	603,045
RBC Shareholders' equity (3)	**41,707**	**(785)**	**40,922**	38,951	(456)	38,495
Non-controlling interest in subsidiaries	**1,941**	**(184)**	**1,757**	2,256	742	2,998
Total equity	**43,648**	**(969)**	**42,679**	41,207	286	41,493
	$ 751,702	**$ (79,176)**	**$ 672,526**	$ 726,206	$ (81,668)	$ 644,538

(1) Includes adjustments of $81,032 million related to Derivatives, which is primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP – Right of offset, later in this Note.

(2) Includes adjustments of $80,262 million related to Derivatives, which is primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP – Right of offset, later in this Note.

(3) Included in our consolidated net income as at October 31, 2011 was $664 million (2010 – $583 million) of undistributed earnings of our joint ventures and investments accounted for using the equity method under U.S. GAAP.

Condensed Consolidated Statements of Income

		2011	2010	2009
Net income from continuing operations, Canadian GAAP	$	**6,650** $	5,732 $	5,681
Differences:				
Net interest income				
Joint ventures		**(83)**	(60)	(153)
Liabilities and equity		**36**	85	101
Variable interest entities		**205**	-	-
Non-interest income				
Insurance accounting		**(531)**	(459)	(760)
Derivative instruments and hedging activities		**4**	(22)	31
Reclassification of securities, impairment of available-for-sale securities and application of the fair value option		**(73)**	40	-
Variable interest entities		**(223)**	-	-
Joint ventures		**(707)**	(695)	(646)
Other		**8**	(100)	-
Insurance policyholder benefits, claims and acquisition expense		**440**	642	729
Non-interest expense				
Insurance accounting		**51**	33	57
Joint ventures		**711**	683	719
Variable interest entities		**8**	-	-
Other		**(84)**	(84)	17
Income taxes and net difference in income taxes due to the above items		**146**	34	31
Net income from continuing operations, U.S. GAAP	$	**6,558** $	5,829 $	5,807
Less: Net income from continuing operations attributed to the non-controlling interest, U.S. GAAP		**33**	85	101
Net income from continuing operations attributed to RBC common shareholders, U.S. GAAP	$	**6,525**	5,744	5,706
Net loss from discontinued operations attributed to RBC common shareholders, Canadian GAAP	$	**(1,798)** $	(509) $	(1,823)
Differences		**(37)**	(71)	(38)
Net loss from discontinued operations attributed to RBC common shareholders, US GAAP	$	**(1,835)** $	(580) $	(1,861)
Net income, U.S. GAAP	$	**4,690** $	5,164 $	3,845
Canadian GAAP				
Basic earnings (loss) per share from continuing operations attributed to RBC common shareholders (1)	$	**4.47** $	3.85 $	3.90
Basic earnings (loss) per share from discontinued operations attributed to RBC common shareholders (1)	$	**(1.26)** $	(0.36) $	(1.31)
Basic earnings (loss) per share attributed to RBC common shareholders (1)	$	**3.21** $	3.49 $	2.59
U.S. GAAP				
Basic earnings (loss) per share from continuing operations attributed to RBC common shareholders (1)	$	**4.38** $	3.86 $	3.91
Basic earnings (loss) per share from discontinued operations attributed to RBC common shareholders (1)	$	**(1.28)** $	(0.41) $	(1.33)
Basic earnings (loss) per share attributed to RBC common shareholders (1)	$	**3.10** $	3.45 $	2.58
Canadian GAAP				
Diluted earnings (loss) per share from continuing operations attributed to RBC common shareholders (1)	$	**4.45** $	3.82 $	3.86
Diluted earnings (loss) per share from discontinued operations attributed to RBC common shareholders (1)	$	**(1.26)** $	(0.36) $	(1.29)
Diluted earnings (loss) per share attributed to RBC common shareholders (1)	$	**3.19** $	3.46 $	2.57
U.S. GAAP				
Diluted earnings (loss) per share from continuing operations attributed to RBC common shareholders (1)	$	**4.36** $	3.83 $	3.87
Diluted earnings (loss) per share from discontinued operations attributed to RBC common shareholders (1)	$	**(1.28)** $	(0.41) $	(1.31)
Diluted earnings (loss) per share attributed to RBC common shareholders (1)	$	**3.08** $	3.42 $	2.56

(1) The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent. Please refer to the section, Material differences between Canadian and U.S. GAAP later in this Note for details of this two-class method.

Condensed Consolidated Statements of Cash Flows

	2011	2010	2009
Cash flows from operating activities from continuing operations, Canadian GAAP	**$ 12,114**	$ 11,768	$ 9,306
U.S. GAAP adjustment for net income from continuing operations	**(125)**	12	25
Adjustments to determine net cash from (used in) operating activities from continuing operations	**5,148**	2,288	(4,767)
Net cash from operating activities from continuing operations, U.S. GAAP	**17,137**	14,068	4,564
Net cash (used in) from operating activities from discontinued operations, U.S. GAAP	**(862)**	1,110	(964)
Net cash from operating activities, U.S. GAAP	**16,275**	15,178	3,600
Cash flows (used in) from investing activities from continuing operations, Canadian GAAP	**(36,414)**	(55,686)	10,679
Adjustments to determine net cash (used in) from investing activities from continuing operations	**(2,987)**	1,098	2,948
Net cash (used in) from investing activities from continuing operations, U.S. GAAP	**(39,401)**	(54,588)	13,627
Net cash from investing activities from discontinued operations, U.S. GAAP	**2,564**	2,528	4,300
Net cash (used in) from investing activities, U.S. GAAP	**(36,837)**	(52,060)	17,927
Cash flows from (used in) financing activities from continuing operations, Canadian GAAP	**29,050**	44,942	(22,071)
Adjustments to determine net cash (used in) from financing activities from continuing operations	**(2,071)**	(3,460)	1,808
Net cash from (used in) financing activities from continuing operations, U.S. GAAP	**26,979**	41,482	(20,263)
Net cash from (used in) financing activities from discontinued operations, U.S. GAAP	**124**	(3,517)	(3,712)
Net cash from (used in) financing activities, U.S. GAAP	**27,103**	37,965	(23,975)
Effect of exchange rate changes on cash and due from banks	**57**	(168)	(271)
Net change in cash and due from banks from continuing operations	**$ 4,772**	$ 794	$ (2,343)
Cash and due from banks at beginning of year from continuing operations	**8,259**	7,465	9,808
Cash and due from banks at end of year from continuing operations, U.S. GAAP	**13,031**	8,259	7,465
Cash and due from banks at end of year from discontinued operations, U.S. GAAP	**2,716**	890	769
Cash and due from banks at end of year, U.S. GAAP	**$ 15,747**	$ 9,149	$ 8,234

Accumulated other comprehensive income (loss), net of income taxes

	2011			2010			2009
	Canadian GAAP	**Differences**	**U.S. GAAP**	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Transition adjustments (1)	**$ 59**	**$ (80)**	**$ (21)**	$ 59	$ (80)	$ (21)	$ (21)
Unrealized (losses) gains on available-for-sale securities:							
Transition adjustment and unrealized gains (losses) of other-than-temporarily-impaired debt securities (2), (3)	**-**	**370**	**370**	-	83	83	(39)
Net unrealized (losses) gains of other securities	**(31)**	**528**	**497**	104	704	808	356
Unrealized foreign currency translation (losses), net of hedging activities	**(1,663)**	**28**	**(1,635)**	(1,685)	37	(1,648)	(1,329)
Gain (losses) on derivatives designated as cash flow hedges	**10**	**(56)**	**(46)**	(577)	(56)	(633)	(381)
Additional pension obligation	**-**	**(1,245)**	**(1,245)**	-	(1,209)	(1,209)	(956)
Accumulated other comprehensive (loss) income, net of income taxes	**$ (1,625)**	**$ (455)**	**$(2,080)**	$ (2,099)	$ (521)	$(2,620)	$(2,370)

(1) Transition adjustment differences consist of: (i) $(104) million related to the reclassification, as of November 1, 2008, of certain securities from AFS to loans in accordance with the CICA's amendments to Section 3855; (ii) $(18) million related to the adoption of the fair value option standard in Accounting Standards Codification (ASC) Topic 825-10 (FAS 159); refer to the section, Application of the fair value option, later in this Note; and (iii) $(3) million related to the change of measurement date from September 30 to October 31 in 2009 due to the implementation of measurement date requirements in ASC Topic 715 (FAS 158);

(2) For the debt securities that we do not intend to sell or it is more likely than not that we will not be required to sell before recovery of the amortized costs, the credit related portion of the unrealized loss was recognized in income and the non-credit related portion in OCI under U.S. GAAP.

(3) Transitional adjustment upon adoption of ASC Topic 320 (FSP FAS 115-2 and FAS 124-2) as at May 1, 2009 was a net unrealized loss of $225 million after taxes. Refer to the section, Other-than-temporary impairment of securities, later in this Note.

Consolidated Statements of Comprehensive Income

	2011			2010			2009
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Net income	$ 4,852	$ (162)	$ 4,690	$ 5,223	$ (257)	$ 4,966	$ 3,845
Other comprehensive income, net of taxes							
Net unrealized gains (losses) on available-for-sale securities, net of reclassification adjustments:							
Unrealized gains of other-than-temporarily impaired debt securities (1)	–	287	287	–	122	122	186
Net unrealized (losses) gains of other securities	(135)	(176)	(311)	180	272	452	1,365
Unrealized foreign currency translation (losses)	(695)	(15)	(710)	(1,785)	(13)	(1,798)	(2,971)
Reclassification of (gains) losses on foreign currency translation to income	(8)	6	(2)	(5)	5	–	–
Net foreign currency translation gains from hedging activities	725	–	725	1,479	–	1,479	2,399
Net gains (losses) on derivatives designated as cash flow hedges	309	–	309	(334)	–	(334)	185
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	278	–	278	82	–	82	(37)
Additional pension obligation	–	(36)	(36)	–	(253)	(253)	(433)
Total comprehensive income	$ 5,326	$ (96)	$ 5,230	$ 4,840	$ (124)	$ 4,716	$ 4,539
Income taxes (recovery) deducted from the above items:							
Net unrealized gains on available-for-sale securities	$ (50)	$ (5)	$ (55)	$ 95	$ 146	$ 241	$ 733
Net foreign currency translation gains from hedging activities	283	–	283	676	–	676	1,102
Net gains (losses) on derivatives designated as cash flow hedges	117	–	117	(144)	–	(144)	82
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	111	–	111	36	–	36	(16)
Additional pension obligation	–	(14)	(14)	–	(110)	(110)	(199)
Total income taxes (recovery)	$ 461	$ (19)	$ 442	$ 663	$ 36	$ 699	$ 1,702

(1) Represents unrealized gains and losses of other-than-temporarily impaired debt securities since May 1, 2009, the adoption date of ASC Topic 320 (FSP FAS 115-2 and FAS 124-21); refer to the section, Other-than-temporary impairment of securities, later in this Note.

Material balance sheet reconciling items

The following table presents the increases or (decreases) in assets, liabilities and shareholders' equity by material differences between Canadian and U.S. GAAP.

2011	Canadian GAAP	Joint ventures	Insurance accounting	Variable interest entities	Classification and measurement of certain financial instruments	Limited partnerships	Stock appreciation rights	Liabilities and equity	Additional pension obligation	Trade date accounting	Non-cash collateral	Right of offset	Guarantees, loan commitments and other minor items	Differences	U.S. GAAP
Assets															
Cash and due from banks	$ 13,247	(150)	–	(66)	–	–	–	–	–	–	–	–	–	(216)	$ 13,031
Interest-bearing deposits with banks	12,181	(3,212)	–	–	–	–	–	–	–	–	–	(5,724)	–	(8,936)	3,245
Securities	179,558	(4,602)	–	825	(273)	(236)	–	–	–	(844)	–	(3,478)	2	(8,606)	170,952
Assets purchased under reverse repurchase agreements and securities borrowed	84,947	(2,347)	–	–	–	–	–	–	–	–	–	–	–	(2,347)	82,600
Loans	296,284	(859)	–	1,598	(139)	–	–	–	–	–	–	443	52	1,095	297,379
Assets of discontinued operations	27,143	–	–	–	4	–	–	–	–	–	–	–	–	4	27,147
Other assets	138,342	73	2,763	(38)	492	265	–	–	161	6,849	9,639	(80,505)	131	(60,170)	78,172
Liabilities and shareholders' equity															
Deposits	444,181	(13,387)	–	3,747	25	–	–	–	–	–	–	(9,865)	(4)	(19,484)	424,697
Liabilities of discontinued operations	20,071	–	–	–	7	–	–	–	–	–	–	–	–	7	20,078
Other liabilities	236,053	2,293	2,216	(922)	30	–	–	–	1,423	6,005	9,639	(79,399)	(15)	(58,730)	177,323
Subordinated debentures	7,749	–	–	–	–	–	–	–	–	–	–	–	–	–	7,749
Trust capital securities	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Non-controlling interest in subsidiaries	1,941	(3)	–	(181)	–	–	–	–	–	–	–	–	–	(184)	1,757
Shareholders' equity	41,707	–	547	(325)	22	29	–	–	(1,262)	–	–	–	204	(785)	40,922

2010	Canadian GAAP	Joint ventures	Insurance accounting	Variable interest entities	Classification and measurement of certain financial instruments	Limited partnerships	Stock appreciation rights	Liabilities and equity	Additional pension obligation	Trade date accounting	Non-cash collateral	Right of offset	Guarantees, loan commitments and other minor items	Differences	U.S. GAAP
Assets															
Cash and due from banks	$ 8,440	(181)	–	–	–	–	–	–	–	–	–	–	–	(181)	$ 8,259
Interest-bearing deposits with banks	13,254	(4,189)	–	–	–	–	–	–	–	–	–	(4,487)	–	(8,676)	4,578
Securities	183,519	(4,468)	–	–	(1)	(557)	–	–	–	860	–	(3,261)	–	(7,427)	176,092
Assets purchased under reverse repurchase agreements and securities borrowed	72,698	(1,595)	–	–	–	–	–	–	–	–	–	–	–	(1,595)	71,103
Loans	273,006	(624)	–	–	(178)	–	–	–	–	–	–	682	32	(88)	272,918
Assets of discontinued operations	34,364	–	493	–	(38)	–	–	–	–	–	–	–	(8)	447	34,811
Other assets	140,925	229	2,718	–	213	577	(14)	–	249	9,771	7,575	(85,602)	136	(64,148)	76,777
Liabilities and shareholders' equity															
Deposits	414,561	(10,846)	–	–	–	–	–	–	–	–	–	(9,220)	(5)	(20,071)	394,490
Liabilities of discontinued operations	24,454	–	511	–	–	–	–	–	–	–	–	–	–	511	24,965
Other liabilities	238,576	21	2,140	–	3	–	(27)	(18)	1,475	10,631	7,575	(83,448)	(19)	(61,667)	176,909
Subordinated debentures	6,681	–	–	–	–	–	–	–	–	–	–	–	–	–	6,681
Trust capital securities	727	–	–	–	–	–	–	(727)	–	–	–	–	–	(727)	–
Non-controlling interest in subsidiaries	2,256	(3)	–	–	–	–	–	745	–	–	–	–	–	742	2,998
Shareholders' equity	38,951	–	560	–	(7)	20	13	–	(1,226)	–	–	–	184	(456)	38,495

GAAP References

The GAAP references in the remainder of this note reflect the Financial Accounting Standards Board (FASB) codification of standards which became effective for us in 2009 (*FAS Statement No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (FAS 168 or Codification). In certain cases, we have included the previous FASB references in parentheses.

Material differences between Canadian and U.S. GAAP

Joint ventures

Investments in joint ventures, other than VIEs, are accounted for using the equity method under U.S. GAAP and are proportionately consolidated under Canadian GAAP.

Insurance accounting

Classification of securities: Under U.S. GAAP, fixed income and equity investments are included in AFS securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are reported in AOCI within Shareholders' equity. Realized gains and losses are included in Non-interest income when realized. Under Canadian GAAP fixed income and equity investments are classified as AFS securities except for those supporting the policy benefit liabilities of life and health insurance contracts and a portion of property and casualty contracts which are designated as held-for-trading using the fair value option. AFS and held-for-trading securities are carried at fair value; however, the unrealized gains and losses for AFS securities are reported in AOCI, net of taxes, whereas held-for-trading investments, which are designated using the fair value option, are reported in income. Refer to "Application of the fair value option", later in this Note.

Insurance claims and policy benefit liabilities: Under U.S. GAAP, liabilities for life insurance contracts, except universal life and investment-type contracts, are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, liabilities represent policyholder account balances and include a net level premium reserve for some contracts. The account balances represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Underlying reserve assumptions of these contracts are subject to review at least annually. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on an undiscounted basis. Under Canadian GAAP, liabilities for life insurance contracts are determined using the CALM, which incorporates assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin for adverse deviations is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on a discounted basis.

Insurance revenue: Under U.S. GAAP, amounts received for universal life and other investment-type contracts are not included as revenue, but are reported as deposits to policyholders' account balances in Insurance claims and policy benefit liabilities. Revenue from these contracts are limited to amounts assessed against policyholders' account balances for mortality, policy administration and surrender charges, and is included in Non-interest income when earned. Payments upon maturity or surrender are reflected as reductions in the Insurance claims and policy benefit liabilities. Under Canadian GAAP, premiums for universal life and other investment-type contracts are recorded as Non-interest income, and changes in the liabilities for future policy benefits are recorded in Insurance policy holder benefits, claims and acquisition expense.

Policy acquisition costs: Under U.S. GAAP, acquisition costs are deferred in Other assets. The amortization method of the acquisition costs is dependent on the product to which the costs relate. For long-duration contracts, they are amortized in proportion to premium revenue. For universal life and investment-type contracts, amortization is based on a constant percentage of estimated gross profits. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in Insurance claims and policy benefit liabilities.

Value of business acquired: Under U.S. GAAP, the value of business acquired (VOBA) is determined at the acquisition date and recorded as an asset. The VOBA asset is amortized and charged to income using the same methodologies used for policy acquisition cost amortization but reflects premiums or profit margins after the date of acquisition only. Under Canadian GAAP, the value of life insurance in-force policies acquired in a business combination is implicitly recognized as a reduction in policy benefit liabilities.

Reinsurance: Under U.S. GAAP, reinsurance recoverables are recorded as an asset on our Consolidated Balance Sheets while under Canadian GAAP, reinsurance recoverables of life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an offset to Insurance claims and policy benefit liabilities.

Separate accounts: Separate accounts are recognized on our Consolidated Balance Sheets under U.S. GAAP. Under Canadian GAAP, assets and liabilities of separate accounts (known as segregated funds in Canada) are not recognized on our Consolidated Balance Sheets.

Classification and measurement of certain financial instruments

Differences in presentation on the balance sheet: Certain investments in private equities measured at cost are included in Other assets under U.S. GAAP and presented under Securities under Canadian GAAP. In addition, certain MBS, where management intends to sell them in the near term, are classified as AFS under U.S. GAAP and as held-for-trading under Canadian GAAP.

Differences in reclassification of securities: As described in Note 3, pursuant to the CICA's amendments to Sections 3855, 3861 and 3862, we reclassified certain securities from held-for-trading to AFS as of August 1, 2008 under Canadian GAAP. For purposes of our U.S. GAAP results, these were reclassified on October 1, 2008. Excluded from reclassification for U.S. GAAP purposes were U.S. Municipal guaranteed investment contracts and U.S. MBS because the entities which hold those securities are prohibited from classifying securities as AFS. Under Canadian GAAP, as of November 1, 2008, certain held-for-trading and AFS securities were reclassified to loans, and certain loans were reclassified to held-for-trading. Such reclassifications are not permitted under U.S. GAAP. As of October 1, 2011, we reclassified certain securities from held-for-trading to AFS under Canadian GAAP. For purposes of our U.S. GAAP results, we excluded such reclassification because the change in our intent to sell these securities has not changed the underlying characteristics of the assets and is not a sufficiently rare circumstance to justify a reclassification to AFS.

Differences in measurement of other-than-temporary impairment losses for AFS debt securities: Under U.S. GAAP, the unrealized loss of an AFS debt security is an other-than-temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in AOCI should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and OCI, respectively. Under Canadian GAAP, if an impairment on an AFS security is deemed to be other-than-temporary, the total unrealized losses are recognized in income.

Under U.S. GAAP, reversal of impairment losses is not permitted for AFS debt securities. Under Canadian GAAP, an impairment loss on an AFS debt security is reversed if, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

Application of the fair value option

Between November 1, 2006 and November 1, 2008, U.S. GAAP only allowed the following financial instruments to be measured at fair value with changes in fair value to be recognized in net income: (i) any hybrid financial instrument that contains an embedded derivative that requires bifurcation at its fair value; and (ii) servicing rights. Effective November 1, 2008, U.S. GAAP was revised to permit an entity to report additional financial assets and liabilities at fair value pursuant to ASC Topic 825-10, *Financial Instruments* (Topic 825-10). As of November 1, 2006, Canadian GAAP permitted any financial instrument to be designated as held-for-trading on its initial recognition (fair value option) (subject to certain restrictions imposed by OSFI), provided the fair value of the instrument is reliably measurable. Our GAAP difference arises primarily due to our application of the fair value option to: (i) our investments supporting the policy benefit liabilities on life and health insurance contracts issued by our insurance operations under Canadian GAAP but not U.S. GAAP, and (ii) certain U.S. residential mortgages under U.S. GAAP and not Canadian GAAP.

Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we own at least 3% of the total ownership interest. Under Canadian GAAP, we use the equity method for these investments if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more.

Stock appreciation rights
Between November 29, 1999, and June 5, 2001, options granted under the employee stock option plan were accompanied by tandem SARs, whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants would receive a cash payment equal to the difference between the closing price of our common shares on the day immediately preceding the day of exercise and the exercise price of the option. Under U.S. GAAP, compensation expense would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options. On November 1, 2005, we adopted guidance under ASC Topic 718, *Compensation – Stock Compensation* (ASC Topic 718) (FASB Statement No. 123 (revised 2004), *Share-Based Payment*), and its related FSPs) which requires that the compensation expense associated with these awards be measured assuming that all participants will exercise SARs. Under the transition guidelines of the guidance, the requirements of ASC Topic 718 are applicable to awards granted after the adoption. Since these SARs were awarded prior to adoption of the guidance, they continue to be accounted for under the previous accounting guidance. Under Canadian GAAP, for stock options granted with SARs, a liability is recorded for the potential cash payments to participants and compensation expense is measured assuming that all participants will exercise SARs.

Liabilities and equity
Under U.S. GAAP, shares issued with conversion or conditional redemption features are classified as equity. Shares that are mandatorily redeemable, requiring the issuer to redeem the instruments upon a specified date or upon an event that is certain to occur are classified as liabilities. Under Canadian GAAP, financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder are classified as liabilities. As a result, certain of our preferred shares and RBC TruCS are classified as liabilities under Canadian GAAP. Dividends and yield distributions on these instruments are included in Interest expense in our Consolidated Statements of Income.

Pension and other post-employment benefits
ASC Topic 715, *Compensation – Retirement Benefits* (ASC Topic 715) (FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)*) requires an entity to: (i) recognize the funded status of a benefit plan on the balance sheet; and (ii) recognize in OCI the existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations. We are also required to measure defined benefit plan assets and obligations as at the year-end date. We adopted these requirements in 2009.

Canadian GAAP does not have the same requirements as ASC Topic 715. For a defined benefit plan, the plan assets and the benefit obligations may be measured as of a date not more than three months prior to the year end. We measure our benefit obligations and pension plan assets as at September 30 each year.

Trade date accounting
For securities transactions, under U.S. GAAP, trade date basis of accounting is used for both our Consolidated Balance Sheets and our Consolidated Statements of Income. Under Canadian GAAP settlement date basis of accounting is used for our Consolidated Balance Sheets whereas trade date basis of accounting is used for our Consolidated Statements of Income.

Non-cash collateral
Under U.S. GAAP, non-cash collateral received in securities lending transactions is recorded on our Consolidated Balance Sheets as an asset and a corresponding obligation to return it is recorded as a liability, if we have the ability to sell or repledge it whereas under Canadian GAAP, it is not recognized on our Consolidated Balance Sheets.

Right of offset
When financial assets and liabilities are subject to a legally enforceable right of offset and we intend to settle these assets and liabilities with the same party either on a net basis or simultaneously, the financial assets and liabilities may be presented on a net basis under U.S. GAAP and Canadian GAAP. As a result of recent amendments to U.S. GAAP, an entity is permitted to report on a net basis the fair value of its derivative contracts and related cash collateral with a counterparty with whom it has a master netting agreement, regardless of whether there is intent to settle on a net basis under ASC Topic 815, *Derivatives and Hedging (FIN 39, Offsetting of Amounts Related to Certain Contracts)*; however, this is not permitted under Canadian GAAP. Refer to Significant accounting changes – Offsetting of amounts related to certain contracts, later in this note for additional details on this amendment. In addition, the netting criteria may be applied to a tri-party transaction under Canadian GAAP.

Deferred unrealized gains or losses at inception
An unrealized gain or loss at inception for financial instruments is the difference between the transaction price and its fair value on the trade date. U.S. GAAP eliminates the deferral of unrealized gains or losses at inception on derivative instruments whose fair value is measured using unobservable market inputs. Under Canadian GAAP, these unrealized gains or losses at inception are deferred.

Derivative instruments and hedging activities – non-derivative hedging instrument
Certain foreign currency-denominated AFS assets have been hedged against foreign currency-denominated deposits. In order to qualify for hedge accounting under U.S. GAAP, the hedging instrument should be a derivative, unless it is a hedge of a foreign exchange exposure of a net investment in a self-sustaining foreign operation or it relates to unrecognized firm commitments. Accordingly, the change in fair value of the AFS assets, including the foreign exchange gain or loss, is recognized in OCI, whereas the change in translation gain or loss on the foreign currency-denominated deposits is recorded in income, resulting in a mismatch. Under Canadian GAAP, a non-derivative hedging instrument can be used to hedge any foreign currency risk exposure.

Two-class method of calculating earnings per share
When calculating earnings per share under U.S. GAAP, we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable. Canadian GAAP does not have such a requirement.

Cumulative translation adjustment
Under U.S. GAAP, foreign currency translation gains and losses relating to our self-sustaining foreign operations that have been accumulated in AOCI can be recognized in income only when the foreign operation has been substantially or fully liquidated. Under Canadian GAAP these gains and losses can be recognized in income when there is a reduction in the net investment of our foreign operations which may be even due to dividend distribution.

Loans held-for-sale
Under U.S. GAAP, loans held-for-sale are recorded at the lower of cost or fair value. Under Canadian GAAP loans held-for-sale in the near term are measured at fair value.

Discontinued operations
As explained in Note 11, we have presented the results of our U.S. regional retail banking operations and Liberty Life as discontinued operations. Our estimated loss on sale of U.S. retail banking operations is the same under Canadian and U.S. GAAP; however, our revised loss on the sale of Liberty Life is $196 million, before and after-taxes, under U.S. GAAP compared to $104 under Canadian GAAP. The loss is higher under U.S. GAAP primarily due to accounting

differences in the valuation of actuarial liabilities. This amount includes a write-off of $5 million of goodwill. Selected U.S. GAAP financial information for Liberty Life, including the loss on sale, is set out below.

	2011	2010
Non-interest income	$ 286	$ 228
Insurance policyholder benefits, claims and acquisition expenses	(205)	(371)
Net interest expense	(39)	(62)
Net income (loss) before income taxes	42	(205)
Net income (loss)	36	(206)

	October 31, 2011	October 31, 2010
Total assets	$ –	$ 6,270
Total liabilities	–	5,262

Restricted net assets
Certain of our subsidiaries and joint ventures are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries and joint ventures are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. At October 31, 2011, restricted net assets of these subsidiaries were $16.6 billion (2010 – $15.8 billion).

Pensions and other post-employment benefits
The following information on our defined benefit plans is in addition to that disclosed in Note 20.

The funded status and discount rate using the October 31, 2011 measurement date are as follows:

	2011			2010		
	Pension plans	Other post-employment plans	Total	Pension plans	Other post-employment plans	Total
Other assets						
Prepaid pension benefit cost	$ 8,012	$ 1	$ 8,013	$ 7,901	$ 12	$ 7,913
Other liabilities						
Accrued pension and other post-employment benefit expense	8,252	1,456	9,708	7,833	1,409	9,242
Funded status – excess of benefit obligation over plan assets	$ (240)	$ (1,455)	$ (1,695)	$ 68	$ (1,397)	$ (1,329)
Weighted average assumptions to calculate benefit obligation						
Discount rate	5.30%	5.33%		5.40%	5.34%	

The (over)/under-funded status of the pension plans and other post-employment plans of $240 million and $1,455 million (2010 – $(68) million and $1,397 million), respectively, is recognized on our Consolidated Balance Sheets in Other liabilities. The accumulated benefit obligations for the pension plans were $7,839 million as at October 31, 2011 (2010 – $7,414 million).

The pre-tax amounts included in AOCI are as follows:

	2011			2010		
	Pension plans	Other post-employment plans	Total	Pension plans	Other post-employment plans	Total
Net actuarial loss	$ 1,828	$ 219	$2,047	$ 1,793	$ 218	$2,011
Prior service cost (benefit)	15	(211)	(196)	26	(234)	(208)
Transitional (asset) obligation	(3)	1	(2)	(5)	1	(4)
Accumulated other comprehensive income (1)	$ 1,840	$ 9	$1,849	$ 1,814	$ (15)	$1,799

(1) Amount recognized in AOCI, net of tax, is $1.3 billion (2010 – $1.2 billion).

The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2012 are $305 million and $7 million, respectively, and pension expense will be reduced by $1 million relating to amortization of transitional assets. The estimated net actuarial loss and transitional obligation for Other post-employment plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2012 are $10 million and $nil, respectively, and pension expense will be reduced by $23 million relating to the amortization of prior service benefit.

Fair value of pension plan assets and liabilities
Defined benefit pension plan net assets are recorded at fair value and the following is a description of the valuation methodologies used for our pension plan assets which are measured at fair value.

Cash and cash equivalents: Treasury Bills and short-term interest bearing notes are priced at face value due to the short-term nature of the instruments.

Federal, provincial and municipal bonds and corporate bonds and debentures: Either an average of the bid and ask price or bid price is used for North American bonds.

Mortgages: Mortgages are valued by independent third-party pricing services, based on current interest yields for similar mortgage loans.

Canadian and other corporate shares: For North American publicly traded securities, current closing price from the exchange having the highest volume traded for the valuation date is used. If there is no current closing price, the current bid price or the next most recently available closing or bid is used. For international publicly traded securities, closing price of the primary stock exchange is used. Fair values of unlisted North American securities and warrants are based on quoted prices from third-party pricing services.

Alternative investments and pooled funds: Fair value of pooled and hedge funds as well as hedge fund of funds is based on the net asset value of the funds.

Derivatives: Interest rate swaps are valued by model using interest rate swap curve based on mid prices. All futures, including such type as interest rate, index and bond are valued at settlement price or last traded price if settlement price is not available. Exchange traded equity options are valued using the mid price at closing for the valuation date. Over-the-counter equity or bond options are valued by model using a number of assumptions such as historical prices of underlying instrument, volatilities, dividend yields, repo rate, overnight and deposit rate. Currency forwards are priced by Bloomberg and Reuters. Fair value of credit default swaps are provided by pricing services and internal modelled values.

The following table presents the plan assets measured at fair value using the fair value hierarchy. Refer to Note 2 for the definition of the three levels.

	Defined benefit pension plans As at October 31, 2011				Defined benefit pension plans As at October 31, 2010			
	Fair value measurements using			Total	Fair value measurements using			Total
	Level 1	Level 2	Level 3	fair value	Level 1	Level 2	Level 3	fair value
Cash and cash equivalents	$ 125	$ 170	$ –	$ 295	$ (26)	$ 335	$ –	$ 309
Fixed income securities and mortgages (1)								
Federal, provincial and municipal bonds	$ 36	$2,303	$ –	$2,339	$ 24	$2,007	$ –	$2,031
Corporate bonds and debentures	85	1,279	–	1,364	53	1,180	–	1,233
Mortgages	–	70	49	119	–	93	53	146
	$ 121	$3,652	$ 49	$3,822	$ 77	$3,280	$ 53	$3,410
Equity securities								
Canadian corporate shares	$1,205	$ –	$ –	$1,205	$1,353	$ –	$ –	$1,353
Other corporate shares	1,846	–	–	1,846	2,025	–	–	2,025
	$3,051	$ –	$ –	$3,051	$3,378	$ –	$ -	$3,378
Alternative investments (2)	$ –	$ 870	$ 299	$1,169	$ –	$ –	$ 749	$ 749
Derivative-related assets	$ (246)	$ (79)	$ –	$ (325)	$ 338	$ 43	$ 2	$ 383
Total assets at fair value	$3,051	$4,613	$ 348	$8,012	$3,767	$3,658	$ 804	$8,229
Derivative-related liabilities	$ –	$ –	$ –	$ –	$ 222	$ 82	$ 12	$ 316
Total liabilities at fair value	$ –	$ –	$ –	$ –	$ 222	$ 82	$ 12	$ 316
Net plan assets at fair value	$3,051	$4,613	$ 348	$8,012	$3,545	$3,576	$ 792	$7,913

(1) Include pooled fund investments which are presented in the asset categories based on the nature of the underlying investments of the funds.
(2) Alternative investments include hedge fund of funds of $110 million (2010 – $225 million), multi-strategy hedge funds of $1 billion (2010 – $477 million), infrastructure funds of $47 million (2010 – $47 million) and private equity of $7 million (2010 –$nil). The investment strategies of the alternative investment funds are as follows:
(i) Hedge fund of funds invest in a portfolio of underlying hedge funds, providing broad exposure to a mixture of hedge fund strategies and thus diversifying the risk associated with a single hedge fund.
(ii) Multi-strategy hedge funds comprise multiple underlying strategies, typically including Commodity Trading Advisor (CTA)/Managed Futures, Global Macro, Long/Short Equity and Long/Short Credit hedge funds. CTA/Managed Futures hedge funds take both long and short positions in futures contracts and options on futures contracts in global commodity, interest rate, equity, and currency markets. Global Macro hedge funds take positions in financial derivatives and other securities on the basis of movements in global financial markets. The strategies may position their portfolios based on forecasts and analysis on global systemic factors. Long/Short Equity hedge funds involve simultaneous purchase and sale equities where the long positions are perceived to be undervalued and the short positions perceived to be overvalued. Long/Short Credit hedge funds similarly invest in long credit positions perceived to be undervalued and sell short credit positions that are perceived to be overvalued.
(iii) Infrastructure funds are private investments in essential assets that provide core services or facilities necessary for an economy to function including roads, water, sewers, power grids, and telecommunications.

The following table presents the changes in fair value measurements for instruments included in Level 3 of the fair value hierarchy.

Net level 3 defined benefit pension plan assets

2011	Fair value November 1, 2010	Actual return of plan assets: Realized gains (losses) (1)	Actual return of plan assets: Unrealized gains (losses) (1)	Purchases, sales and settlements	Transfers into and/or out of Level 3 (1)	Fair value October 31, 2011
Fixed income securities and mortgages						
Mortgages	$ 53	$ -	$ -	$ (4)	$ -	$ 49
Alternative investments	749	13	(24)	10	(449)	299
Derivatives, net of related liabilities	(10)	-	-	-	10	-
Net pension plan assets at fair value	$ 792	$ 13	$ (24)	$ 6	$ (439)	$ 348

2010	Fair value November 1, 2009	Actual return of plan assets: Realized gains (losses) (1)	Actual return of plan assets: Unrealized gains (losses) (1)	Purchases, sales and settlements	Transfers into and/or out of Level 3 (1)	Fair value October 31, 2010
Fixed income securities and mortgages						
Mortgages	$ 57	$ -	$ -	$ (4)	$ -	$ 53
Alternative investments	441	(1)	33	276	-	749
Derivatives, net of related liabilities	(8)	(3)	(7)	8	-	(10)
Net pension plan assets at fair value	$ 490	$ (4)	$ 26	$ 280	$ -	$ 792

(1) Transfers in or out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Actual return of plan assets columns of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same columns of the reconciliation.

Securities

The following table presents the duration of the unrealized losses on our AFS securities. Refer to Note 3 for the reasons why these securities are considered to be not other-than-temporarily impaired as at October 31, 2011. The gross unrealized losses of the AFS securities under U.S. GAAP are lower than those under Canadian GAAP as disclosed in Note 3, primarily due to investments by our joint venture being accounted for as Other assets under U.S. GAAP and the reclassification from held-for-trading to AFS of certain Collateralized Loan Obligation and Residential MBS, as disclosed in Note 3, affecting only Canadian GAAP.

Fair value and unrealized losses position for available-for-sale securities

	2011					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 458	$ 1	$ –	$ –	$ 458	$ 1
Provincial and municipal	57	1	–	–	57	1
U.S. state, municipal and agencies debt	1,026	5	1,113	45	2,139	50
Other OECD government debt	2,076	2	130	6	2,206	8
Mortgage-backed securities (1)	27	2	109	23	136	25
Asset-backed securities						
CDOs	–	–	188	23	188	23
Non-CDO securities	220	9	87	4	307	13
Corporate debt and other debt	1,685	15	431	98	2,116	113
Equities	220	16	15	1	235	17
Loan substitute securities	–	–	187	34	187	34
	$ 5,769	$ 51	$ 2,260	$ 234	$ 8,029	$ 285

	2010					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 510	$ 1	$ –	$ –	$ 510	$ 1
Provincial and municipal	17	1	10	–	27	1
U.S. state, municipal and agencies debt	35	1	42	1	77	2
Other OECD government debt	774	3	16	1	790	4
Mortgage-backed securities (1)	106	6	395	54	501	60
Asset-backed securities						
CDOs	9	–	198	17	207	17
Non-CDO securities	14	4	163	20	177	24
Corporate debt and other debt	2,485	80	699	69	3,184	149
Equities	19	6	45	5	64	11
Loan substitute securities	–	–	192	28	192	28
	$ 3,969	$ 102	$ 1,760	$ 195	$ 5,729	$ 297

(1) The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $nil and $nil, respectively (2010 - $nil and $nil respectively), and for 12 months or more are $nil and $nil respectively (2010 - $58 million and $2 million, respectively).

Average assets, U.S. GAAP

	2011		2010		2009 (1)	
	Average assets	% of total average assets	Average assets	% of total average assets	Average assets	% of total average assets
Canada	$ 387,672	60%	$ 363,540	59%	$ 380,065	61%
United States	126,524	20%	139,189	22%	147,722	24%
Other International	130,262	20%	116,217	19%	93,918	15%
	$ 644,458	100%	$ 618,946	100%	$ 621,705	100%

(1) Average assets have been revised due to a $5,814 million reclassification from other assets to other liabilities and deposits to properly reflect accounting treatment under U.S. GAAP.

Income taxes

Under ASC Topic 740, Income Taxes (ASC Topic 740), income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with this guidance and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

A reconciliation of the change in the UTB balance (excluding any related accrual for interest and penalties) for continuing operations from October 31, 2010 to October 31, 2011 is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits

Balance, October 31, 2010	**$ 994**
Add: Increases related to positions taken during prior years	**10**
Add: Increases related to positions taken during the current year	**170**
Less: Decreases related to positions taken during prior years	**(57)**
Less: Expiration of statute of limitations	**(128)**
Less: Settlements	**(2)**
Less: Foreign exchange and other	**(1)**
Balance, October 31, 2011	**$ 986**

As at October 31, 2011 and 2010, the balances of our UTBs, excluding any related accrual for interest and penalties, were $986 million and $994 million, respectively, of which $985 million and $993 million, respectively, if recognized, would affect our effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months.

Under ASC Topic 740, we continue our policy of accruing income tax-related interest and penalties within income tax expense. As at October 31, 2011 and 2010, our accrual for interest and penalties that relate to income taxes, net of payments on deposit to taxing authorities, were $41 million and $45 million, respectively. There was a net decrease of $4 million in the accrual for interest and penalties during the year ended October 31, 2011.

RBC is subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which RBC operate and the earliest tax year subject to examination: Canada – 2007, United States – 2003 and United Kingdom – 2010.

Framework on fair value measurement

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820) (FASB Statement No. 157, *Fair Value Measurements* and related pronouncements), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to measure the fair values of its assets and liabilities and requires an entity to include the impact of its own credit risk in measuring derivatives and other liabilities measured at fair value. It also eliminates the deferral of unrealized gains or losses at inception on derivative instruments whose fair value is measured using unobservable market inputs and precludes the use of block discounts that were previously applied to large holdings of securities traded in an active market. On adoption, any unrealized gains or losses at inception and adjustments for block discounts, if any, had been recognized as a transition adjustment in retained earnings.

Fair value hierarchy

ASC Topic 820 prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of assets and liabilities. Specific guidance under ASC Topic 820, which became effective for us on May 1, 2009, provides additional factors to consider while measuring fair value when there has been significant decrease in the level of market activity for an asset or a liability and to determine whether quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements of the fair value of financial instruments. Additional guidance under ASC Topic 820 (ASU 2009-05, *Measuring Fair Value Liabilities*) specifies the valuation techniques that are required to be applied to measure fair value when a quoted price in an active market of an identical liability is not available.

Refer to Note 2 for the fair value hierarchy and the reconciliation of Level 3 financial instruments under Canadian GAAP. Balances of financial instruments in the U.S. GAAP fair value hierarchy differ from those of Canadian GAAP primarily due to consolidation or deconsolidation of certain VIEs, non-cash collateral, trade-date accounting, election of the fair value option under Canadian GAAP for investments supporting the policy benefit liabilities on life and health insurance contracts as opposed to AFS classification under U.S. GAAP, joint ventures and limited partnership accounting and right of offset on derivative contracts and related cash collaterals. Refer to the Material balance sheet reconciling items table earlier in this note for the amounts of these reconciling differences.

Valuation models and inputs

Fair values of certain instruments classified as level 2 or 3 in the fair value hierarchy disclosure in Note 2 are determined using valuation models. The significant financial instruments below are valued using an income approach, and their significant inputs are primarily interest rate yield curves, correlation, currency forward points, and volatility rates for their respective currency and term to maturity. The following are some of the short and long-term model inputs we used:

- Interest rate inputs of bank deposits, bank loans, bank notes, Banker Acceptances, Certificates of Deposit, commercial paper, and promissory notes include: (a) bank deposits – 1.10% to 1.18% from one month to three months for Canadian instruments and .33% to .48% from two months to six months for U.S instruments, (b) Bank loans – .43% to .52% from three months to one year for U.S. instruments, (c) Bank notes – 1.16% to 1.20% from one month to three months for Canadian instruments, (d) Canadian Banker Acceptances – 1.12% to 1.16% from one month to three months, (e) Certificate of Deposits – 1.16% to 1.20% (Canadian dollar) from one month to two months, 1.03% (Euro) for one month, .41% to .46% (U.S. dollar) for three months to six months, and 4.79% to 4.75% (Australian dollar) for one month to two months, (f) U.S. commercial paper – .06% to .33% from one week to three months, Canadian commercial paper – 1.05% to 1.19% from one week to three months and (g) promissory notes – .91% to .92% (Canadian dollar) from one week to one month and .12% to .21% (U.S. dollar) for one month to three months.
- Input rates of assets purchased under reverse repurchase agreements and obligations related to assets sold under repurchase agreements for corporate bonds - 4.84% (Australian dollar) for both overnight and five months, 1.48% to 1.47% (Canadian dollar) for overnight to one month, .67% to .56% (Euro) for one month to one year, and .55% to .60% (pound sterling) for one month to 1 year; for non-Treasury products – .15% to .39% (U.S. dollar) for two days to 79 days; and for government bonds – .98% to .97% (Canadian dollar) for overnight to one month, and .07% to .05% (U.S. dollar) for two days to 15 days.
- Interest rate inputs for the interest rate swaps are: (a) two to 20-year Canadian dollar swaps – 1.20% to 3.36%, (b) two year to 20-year U.S. dollar swaps – .55% to 2.87%, (c) two to 30-year pound sterling swaps – 1.30% to 3.31%, (d) two to 20-year Euro swaps – 1.52% to 2.93%, (e) three to 20-year Australian dollar swaps – 4.35% to 7.13%, (f) two year to 20-year Norwegian krone swaps – 2.78% to 3.93%, (g) two year to 15-year New Zealand dollar swaps – 3.15% to 4.97%, and (h) two year to 10-year Swedish krona swaps – 2.04% to 2.62%.
- Interest rate inputs for cross currency interest rate swaps quoted as a basis are: (a) two to 20-year Australian dollar – .13% to (.07)%, (b) two-year to 20-year Canadian dollar – .06% to .09%, (c) two-year to five-year Swiss franc – (.47)% to (.49)%, (d) two-year to 30-year Euro – (.56)% to (.05)%, (e) two-year to 50-year pound sterling – (.05)% to .08%, (f) two-year to 10-year Japanese yen – (.59)% to (.56)%, (g) two-year to 20-year Norwegian krone – (.44)% to (.12)%, (h) two-year to 15-year New Zealand dollar – .21% to .42%, (i) two-year to 10-year Swedish

krona – (.15)% to .16%, (j) two-year to 10-year South African rand – (.24)% to (.50) %, and (k) quoted on as an all-in rate one year to 10 year Turkish lira – 8.26% to 7.46%.

- Volatility inputs of vanilla interest rate options consist of: (a) one-month to 20-year options – 60.71% to 21.03% (Euro) and (b) two–year to 20-year options and swaptions– 39.96% to 27.00% (U.S. dollar).
- Volatility inputs of over-the-counter currency options are: (a) six-month to five-year Canadian dollar options – 11.70% to 12.22%, and (b) one to 20-year Japanese yen options – 11.70% to 19.40%.
- Number of basis points added to a spot rate to calculate the forward rate of the Canadian-U.S. currency forwards range from 38.5 points for six months and 235 points for five years and for the U.S.-Brazilian currency forwards range from 600 points for six months to 4,655 points for five years.
- Correlation input for Canadian CDOs for 1.2 to 6.2 years from 43.35% to 62.05%.
- Discount rates for two-year and five-year Canadian government guaranteed MBS-1.15% to 1.66%, and two-year to four-year Canadian CMHC MBS-1.20% to 1.47%.
- Discount rates for two-year to 30-year U.S. dollar structured notes from 1.10% to 4.15%

Fair value measurement on non-financial assets and liabilities
Guidance on fair value measurement and disclosures (Topic 820) for nonfinancial assets and liabilities became effective for us on November 1, 2009. Under this guidance, fair value hierarchy model, as discussed above for financial instruments, are also applicable to assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Additional disclosures, if applicable, are also required to enable users to assess inputs used to develop those measurements that are related to impairment and other fair value calculations.

Investments in certain entities that calculate net asset value per share
Our alternative investments primarily include hedge funds held in connection with hedging of exposure related to fee-based equity derivative transactions with third parties. Fair value of these investments is based on the net asset value of the hedge funds. As at October 31, 2011, the fair value of our investments in the U.S. domiciled and the non-U.S. domiciled hedge funds were $940 million (October 31, 2010 – $553 million) and $1,923 million (October 31, 2010 – $2,021 million), respectively, and there were no unfunded commitments related to these funds. These U.S. domiciled and the non-U.S. domiciled hedge funds employ a broad variety of investment strategies using equities, fixed income securities and other financial instruments. The redemption provisions of such hedge funds generally (a) require notice periods ranging from 5 days to over 180 days, (b) allow redemptions on a weekly, monthly, quarterly, semi-annually or annual basis, (c) may have lockup provisions restricting the ability to redeem for the first 3 to 36 months from the date of investment and (d) often have mechanisms to gate or otherwise restrict redemptions notwithstanding (a) – (c) above.

Fair value option for financial assets and liabilities
ASC Topic 825-10, which gives an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied, became effective for us on November 1, 2008.

Our accounting policy on electing the fair value option is described in Note 1 and in the 'Material differences between Canadian and U.S. GAAP' section of this note. The following table presents the categories of financial assets and liabilities elected for fair value option in accordance with guidance under ASC Topic 815-15-25, *Derivatives and Hedging – Embedded Derivatives* (FASB Statement No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140*) and ASC Topic 825-10, as well as the difference between the aggregate fair value and the aggregate remaining contractual maturity amount for loans and long-term debt for which the fair value option has been elected under these standards.

	2011			2010		
	Aggregate fair value carrying amount	**Contractual maturity amount**	**Fair value over (under) contractual maturity amount**	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount
Financial assets						
Interest-bearing deposits with banks	**$ 6,387**	**$ 6,387**	**$ –**	$ 6,193	$ 6,193	$ –
Securities – Trading	**9,321**	**n.a.**	**n.a.**	6,258	n.a.	n.a.
Assets purchased under reverse repurchase agreements and securities borrowed	**63,870**	**63,910**	**(40)**	51,713	51,747	(34)
Loans – Retail	**–**	**–**	**–**	–	–	–
Loans – Wholesale						
Performing loans	**2,853**	**2,899**	**(46)**	2,899	3,000	(101)
90 days or more past due but not impaired	**–**	**–**	**–**	–	–	–
Financial liabilities						
Deposits						
Personal	**$ 3,615**	**$ 3,598**	**$ 17**	$ 3,237	$ 3,300	$ (63)
Business and government	**58,082**	**58,238**	**(156)**	62,654	62,597	57
Bank	**7,873**	**7,873**	**–**	9,479	9,479	–
Obligations related to assets sold under repurchase agreements and securities loaned	**36,280**	**36,281**	**(1)**	26,242	26,243	(1)
Other liabilities	**12**	**12**	**–**	127	127	–
Subordinated debentures	**111**	**128**	**(17)**	119	127	(8)

The unrealized gains of these assets and liabilities recognized in income for the year ended October 31, 2011 was $646 million (October 31, 2010 – unrealized gains of $52 million). The amount of changes in fair value attributable to changes in credit risk for loans and receivables and attributable to our credit spreads for our financial liabilities, and the methodology to determine these amounts are disclosed in Note 2. Changes in fair value since November 1, 2010 attributable to changes in our credit spreads decreased the fair value of our term deposit liabilities by $54 million (October 31, 2010 – ($32) million). This decrease is primarily due to the increase in our credit spreads for both Canadian and U.S. denominated term deposit liabilities. Changes in fair value in the period attributable to changes in credit risk or our credit spreads on Loans – Wholesale, Other liabilities and Subordinated debentures were ($15) million, $nil and ($7) million, respectively (2010 – ($51) million, $nil and ($6) million).

Interest income and expense of these debt securities and loans are measured based on their interest rates and are reported in Net interest income.

Derivatives and hedging activities

ASC Topic 815, Derivatives and Hedging (ASC Topic 815) requires an entity to disclose how and why it uses derivatives, how it accounts for derivatives and any related hedged item, and how derivatives and hedged items affect the entity's financial position, performance and cash flows. The guidance was effective for us on February 1, 2009, but did not change the accounting for derivatives and hedged items. Refer to Notes 1 and 7 for more information regarding our use of derivative instruments and hedging activities.

Fair value of derivatives by major types of products

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	2011				2010			
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships			
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets								
Derivative financial instruments								
Interest rate contracts	$ 768	$2,000	$ -	$ 83,113	$ 490	$2,059	$ -	$ 64,978
Foreign exchange contracts	-	-	33	26,671	-	-	307	29,447
Credit derivatives	-	-	-	908	-	-	-	2,023
Other contracts	-	-	-	5,557	-	-	-	6,924
Total	$ 768	$2,000	$ 33	$ 116,249	$ 490	$2,059	$ 307	$ 103,372
Liabilities								
Derivative financial instruments								
Interest rate contracts	$ 399	$ 44	$ -	$ 79,592	$ 812	$ 51	$ -	$ 61,233
Foreign exchange contracts	-	-	74	30,522	-	-	119	34,873
Credit derivatives	-	-	-	833	-	-	-	1,718
Other contracts	-	-	-	8,465	-	-	-	10,108
Total	$ 399	$ 44	$ 74	$ 119,412	$ 812	$ 51	$ 119	$ 107,932
Non-derivative financial instruments	$ -	$ -	$17,212	n.a.	$ -	$ -	$ 8,732	n.a.

(1) Derivative liabilities include stable value contracts on $283 million (October 31, 2010 – $170 million) of bank-owned life insurance policies and $1 million (October 31, 2010 – $2 million) of 401(k) plans.
n.a. not applicable

Hedging activities by major types of products

	2011			2010		
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges						
Ineffective portion						
Interest rate contracts	$ 15	n.a.	n.a.	$ (4)	n.a.	n.a.
Cash flow hedges						
Ineffective portion						
Interest rate contracts	9	n.a.	n.a.	(20)	n.a.	n.a.
Effective portion						
Interest rate contracts	n.a.	n.a.	306	n.a.	n.a.	(338)
Other contracts	n.a.	n.a.	4	n.a.	n.a.	(2)
Reclassified to income during the period (1)						
Interest rate contracts	n.a.	(405)	n.a.	n.a.	(112)	n.a.
Other contracts	n.a.	10	n.a.	n.a.	(6)	n.a.
Net investment hedges						
Foreign currency losses	n.a.	n.a.	(710)	n.a.	n.a.	(1,798)
Gains from hedges						
Foreign exchange contracts	n.a.	n.a.	599	n.a.	n.a.	1,209
Non-derivative financial instruments	n.a.	n.a.	126	n.a.	n.a.	270
	$ 24	$ (395)	$ 325	$ (24)	$ (118)	$ (659)

(1) After-tax loss of $284 million (October 31, 2010 – $82 million) were reclassified from AOCI to income for the year ended October 31, 2011.
n.a. not applicable

Revenue from trading and selected non-trading financial instruments

	2011	2010
Non-interest income		
Interest rate and credit	**$ 417**	$ 1,116
Equities	**(103)**	(127)
Foreign exchange and commodities (1)	**352**	407
Total	**$ 666**	$ 1,396

(1) Includes precious metals.

Contingent features

Certain derivative instruments contain provisions that link our collateral posting requirements to our credit ratings from the major credit rating agencies. If our credit ratings were to fall, certain counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on net derivative liability positions. The aggregate net fair value of all derivative instruments with collateral posting requirements that are in a net liability position on October 31, 2011, is $18.8 billion (October 31, 2010 – $18.3 billion) for which we have posted collateral of $15.3 billion (October 31, 2010 – $14.9 billion) in the normal course of business. If our credit ratings had been downgraded to BBB on October 31, 2011, we would have been required to post an additional $3.2 billion of collateral (October 31, 2010 – $2.7 billion) to the counterparties of these contracts. If our credit ratings were to fall below BBB, we do not expect that the additional collateral that we would be required to post would be material.

Credit derivatives and guarantees

Under ASC Topic 815, more information about the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of credit derivatives, including credit derivatives embedded in hybrid instruments is required to be disclosed. The guidance also amends ASC Topic 460, *Guarantees* to require additional disclosure about the current status of the payment/performance risk of a guarantee. The following disclosure is provided pursuant to ASC Topic 815.

Events or circumstances that would require seller to perform under the credit derivative

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Credit derivatives provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy.

Credit derivative instruments sold

Credit derivative instruments for which we are the seller of credit protection are summarized in the table below. These instruments have been classified as investment and non-investment grade based on the credit quality of the underlying referenced asset within the credit derivative. For most credit derivatives, the notional value represents the maximum amount payable by us. However, we do not exclusively monitor our exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of our exposure to these contracts.

Credit derivatives – protection sold by ratings/maturity profile

	2011						2010					
	Maximum Payout / Notional				**Fair value**		Maximum Payout / Notional				Fair value	
	Within 1 year	**1 to 5 years**	**Over 5 years**	**Total**	**Positive**	**Negative**	Within 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative
Credit default swaps (1)												
Investment grade (2)	**$ 739**	**$ 1,149**	**$ 582**	**$ 2,470**	**$ 22**	**$ 127**	$ 1,718	$ 5,759	$1,351	$ 8,828	$ 85	$ 79
Non-investment grade (2)	**396**	**440**	**131**	**967**	**14**	**59**	1,906	8,708	2,639	13,253	200	646
Non-rated	**2,421**	**7,104**	**2,160**	**11,685**	**24**	**37**	213	8,071	3,120	11,404	74	90
	$ 3,556	**$ 8,693**	**$2,873**	**$15,122**	**$ 60**	**$ 223**	$ 3,837	$22,538	$7,110	$33,485	$ 359	$ 815
Credit default baskets												
Not rated (3)	**$ 108**	**$ 5,088**	**$1,035**	**$ 6,231**	**$ -**	**$ 528**	$ 66	$ 4,320	$2,216	$ 6,602	$ -	$ 493
Total (4)	**$ 3,664**	**$13,781**	**$3,908**	**$21,353**	**$ 60**	**$ 751**	$ 3,903	$26,858	$9,326	$40,087	$ 359	$ 1,308

(1) Credit default swaps include total return swaps which are nominal to the entire portfolio.

(2) Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.

(3) Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset; consequently, ratings have not been assigned because the underlying asset(s) cannot be reasonably rated.

(4) At October 31, 2011, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $12.8 billion and $0.2 billion, respectively (October 31, 2010 – $30.5 billion and $0.7 billion, respectively).

Guarantees

The following table summarizes significant guarantees we have provided to third parties by investment grade and non-investment grade.

	2011					2010				
	Maximum potential amount of future payments					Maximum potential amount of future payments				
	Investment grade (1)	**Non-investment grade (1)**	**Not rated**	**Total**	**Carrying amount**	Investment grade (1)	Non-investment grade (1)	Not rated	Total	Carrying amount
Credit derivatives and written put options (2)	**$ 671**	**$ 223**	**$7,811**	**$ 8,705**	**$ 295**	$ 1,450	$ 2,306	$7,848	$11,604	$ 365
Backstop liquidity facilities	**22,884**	**612**	**-**	**23,496**	**171**	20,184	400	-	20,584	55
Stable value products	**18,438**	**-**	**-**	**18,438**	**284**	19,683	-	-	19,683	172
Financial standby letters of credit and performance guarantees (3)	**11,108**	**5,548**	**138**	**16,794**	**184**	12,505	4,953	78	17,536	87
Credit enhancements	**3,330**	**-**	**-**	**3,330**	**68**	3,211	-	-	3,211	66

(1) Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.

(2) Ratings could not be assigned to credit default swaps of $2.4 billion (October 31, 2010 – $2.9 billion) and written put options of $5.4 billion (October 31, 2010 – $4.9 billion).

(3) Ratings could not be assigned to financial standby letters of credit and performance guarantees with a maximum potential amount of future payments of $138 million as the rating of the underlying entity for these guarantees is not available at this time.

Securitizations and VIEs

FASB issued guidance related to derecognizing of financial assets and consolidation of VIEs under ASC Topic 860, *Transfer and Servicing* (FAS 166 – *Accounting for transfers of financial assets – an amendment of FASB Statement No. 140,* (FAS 166)) and ASC Topic 810-10-15 (FAS 167 – *Amendments to FASB Interpretation No. 46(R),* (FAS 167)), respectively. These standards became effective for us on November 1, 2010.

ASC Topic 860 (FAS 166), which was prospectively applicable, eliminates the concept of QSPE for accounting purposes; therefore all QSPEs are within the scope of ASC Topic 810-10-15 (FAS 167). This guidance also provides additional criteria and clarification of certain principles of sale accounting requirements in FASB Statement No. 140 – *Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities* (FAS140) and requires an entity to determine first whether a special purpose entity (SPE) should be consolidated and then determine whether the transfer of financial assets meets the requirements for sale accounting. In addition, this new standard states that the transfer of a portion of financial assets may be accounted for as a sale only if it meets the definition of a participating interest. A participating interest represents a proportionate ownership interest in an entire financial asset where cash flows are divided proportionally, have equal priority of payment and none is subordinated, and the right to pledge or exchange the entire financial asset is subject to the approval of all participating interest holders. Otherwise, the transfer is accounted for as a secured borrowing. The impact of adopting this standard is not material to our consolidated financial position or results of operations.

ASC Topic 810-10-15 (FAS 167) requires retrospective application without restatement of prior-year comparatives. Prior to November 1, 2010, we consolidated a VIE if we had a majority of the expected losses, expected residual returns or both. This update replaces the quantitative approach for determining the primary beneficiary in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of the VIE that most significantly impacts the entity's performance, and the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity. Additional disclosures are also required regarding involvement with VIEs.

Based on our assessments, we now consolidate a credit card securitization vehicle (formerly a QSPE), a trust established for investment purposes and certain ARS TOB Trusts, and have deconsolidated some of the third-party managed investment funds and certain U.S. ARS VIEs. We consolidated the VIEs at the carrying values of their assets and liabilities as at November 1, 2010. The adoption of the standard resulted in an increase in both our total assets and total liabilities of $2.2 billion (revised from $2.1 billion disclosed in the second quarter of 2011), net of our retained interests in the entities. It also reduced our opening retained earnings by $220 million (revised from $294 million disclosed in the second quarter of 2011), net of taxes, to reflect the cumulative transition impact related to prior periods and decreased the AOCI by $29 million, net of taxes.

The FASB also issued ASU 2010-10, *Consolidation: Amendments for Certain Investment Funds*. This update defers the application of ASC Topic 810-10-15 (FAS 167) for a reporting enterprise's interest in mutual funds, money market mutual funds, hedge funds, private equity funds and venture capital funds if certain conditions are met. As a result, we continue to assess our mutual and pooled funds, certain private equity funds and investment funds that we manage under the requirements of ASC Topic 810-10 (FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities (revised December 2003)* (FIN 46 (R))).

In the normal course of business, VIEs are used for securitization, investment, funding and other purposes. Refer to Notes 6 for information of the VIEs and the nature of our involvement in them. The "VIEs" section below describes our consolidation assessments under ASC Topic 810-10-15 (FAS 167) by type of VIEs.

Securitization Vehicles

We periodically securitize portions of our credit card receivables and residential mortgage loans and participate in bond securitization activities primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities. Upon adoption of ASC Topic 860 residential and commercial mortgage loans and bond securitization transactions continue to be derecognized from our Consolidated Balance Sheets. Refer to Note 5 for our securitizations activities by major product type.

Prior to November 1, 2010, our credit card securitization trust met the requirements for a QSPE and was exempted from consolidation. The credit card receivables that we transferred to the trust were accounted for as a sale and removed from our Consolidated Balance Sheets with the gain or loss recognized in our Consolidated Statements of Income. Effective November 1, 2010, the trust is no longer exempted from consolidation and is included within the scope of ASC Topic 810-10-15 (FAS 167). Under the new consolidation standard, we are required to consolidate this credit card securitization trust because of our power to direct the activities related to acquisition, disposal and management of the receivables, and our obligation to absorb a portion of the losses or right to receive benefits of the entity through the ownership of the subordinated notes and excess spread.

We do not hold any variable interests in our other securitization vehicles, and therefore do not consolidate them.

Loans Managed

	2011			2010		
	Loan principal	**Past due (1)**	**Net write-offs**	Loan principal	Past due (1)	Net write-offs
Retail	**$ 272,185**	**$ 1,452**	**$ 853**	$ 255,833	$ 1,555	$ 1,047
Wholesale	**67,705**	**1,339**	**196**	59,829	1,662	427
Total loans managed (2)	**339,890**	**2,791**	**1,049**	315,662	3,217	1,474
Less: Loans securitized and managed						
Credit card loans (3)	**n.a.**	**n.a.**	**n.a.**	3,265	50	129
Canadian residential mortgage-backed securities created and sold	**30,775**	**205**	**-**	28,238	232	-
Canadian residential mortgage-backed securities created and retained	**10,267**	**69**	**-**	9,270	76	-
Total loans reported on the Consolidated Balance Sheets	**$ 298,848**	**$ 2,517**	**$ 1,049**	$ 274,889	$ 2,859	$ 1,345

(1) Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.
(2) Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.
(3) Prior to November 1, 2010, securitized credit card receivables were treated as sold and derecognized from our Consolidated Balance Sheets. Effective November 1, 2010, as a result of implementing ASC Topic 810-10-15 (FAS 167), the assets previously derecognized as well as the liabilities of the trust are required to remain on our Consolidated Balance Sheets. Refer to "Consolidated VIEs" table in VIEs section below.
n.a. not applicable.

VIEs

We perform qualitative analyses to determine whether we are the Primary Beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. The following table presents assets and liabilities arising from our transactions and involvement with unconsolidated VIEs where: (i) we may hold significant variable interests; (ii) we transferred assets to a VIE and have continuing involvement that is deemed to be a variable interest; and (iii) we are the sponsor of the VIE or the VIE qualified as a QSPE and we hold a variable interest in it, even if not significant. In determining whether we are a sponsor of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE.

	2011 (1), (2)						2010 (1)						
	Multi-seller conduits (3)	**Structured finance VIEs**	**Credit investment product VIEs (4)**	**Investment funds**	**Other (5)**	**Total**	Multi-seller conduits (3)	Structured finance VIEs	Credit investment product VIEs (4)	Investment funds	Credit Card Securitization Vehicle (6)	Other (5)	Total
Total assets of unconsolidated VIEs	**$ 24,271**	**$ 4,758**	**$ 641**	**$ 1,373**	**$342,282**	**$373,325**	$ 21,847	$ 5,380	$ 1,372	$ 273	$ 4,000	$317,346	$350,218
On-balance sheet assets													
Securities –Trading and Available-for-sale	**111**	**-**	**-**	**1,091**	**1,157**	**2,359**	4	834	20	61	436	1,227	2,582
Loans – Retail and Wholesale (7)	**1,413**	**414**	**-**	**-**	**-**	**1,827**	1,517	1,491	-	-	9	-	3,017
Derivatives	**-**	**11**	**35**	**-**	**15**	**61**	-	20	79	-	19	617	735
Other assets	**-**	**923**	**-**	**-**	**209**	**1,132**	-	-	-	23	-	240	263
Total	**$ 1,524**	**$ 1,348**	**$ 35**	**$ 1,091**	**$ 1,381**	**$ 5,379**	$ 1,521	$ 2,345	$ 99	$ 84	$ 464	$ 2,084	$ 6,597
On-balance sheet liabilities													
Derivatives	**$ -**	**$ -**	**$ -**	**$ -**	**$ 919**	**$ 919**	$ -	$ -	$ -	$ -	$ -	$ 1,407	$ 1,407
Other liabilities	**190**	**-**	**59**	**-**	**37**	**286**	62	-	186	-	-	99	347
Total	**$ 190**	**$ -**	**$ 59**	**$ -**	**$ 956**	**$ 1,205**	$ 62	$ -	$ 186	$ -	$ -	$ 1,506	$ 1,754
Maximum exposure to loss (8)	**$ 24,614**	**$ 1,372**	**$ 17**	**$ 1,123**	**$ 476**	**$ 27,602**	$ 22,139	$ 3,095	$ 19	$ 65	$ 464	$ 481	$ 26,263

(1) Prior to November 1, 2010, VIEs were assessed under the requirements of ASC Topic 810-10 (FIN 46(R)). Subsequent to this date, they are assessed under ASC Topic 810-10-15 (FAS 167) unless they qualify for the deferral of this new standard under ASU 2010-10. As a result, the VIEs may change from unconsolidated to consolidated and vice versa as at November 1, 2010, and therefore their financial information may be included in or excluded from this table as at October 31, 2011. Refer to the consolidation assessments below under ASC Topic 810-10-15 (FAS 167).

(2) During the year, we have not provided explicit or implicit financial support to the VIEs other than those we are contractually required to provide.

(3) Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2011. Actual assets held by these conduits as at October 31, 2011, were $16.3 billion (October 31, 2010 – $14.0 billion).

(4) Excluded from this table are trading securities that we have transferred to these VIEs as collateral for the funded Notes issued by the VIEs as at October 31, 2011. The transfers do not meet the sale derecognition criteria under ASC Topic 860; as a result, these assets remain on our Consolidated Balance Sheets and are accounted for as secured borrowings.

(5) Includes tax credit funds and mutual and pooled funds that we sponsor and assets and liabilities arising from our transactions with commercial and residential mortgage loan securitization vehicles.

(6) Prior to November 1, 2010, our credit card securitization vehicle met the requirements for QSPE and was exempted from consolidation. Effective November 1, 2010, as a result of implementing ASC Topic 810-10-15 (FAS 167), the assets and liabilities of this former QSPE are now disclosed in the "Consolidated VIEs" table below for the year ended October 31, 2011.

(7) Loans – Retail and Wholesale of Structured finance VIEs have been revised from $426 million to $1,491 million as at October 31, 2010.

(8) The maximum exposure to loss resulting from our significant variable interests in these VIEs consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily by the notional amounts of the liquidity and credit enhancement facilities. Refer to Note 25 for the amounts of the liquidity and credit enhancement facilities and terms of the arrangements.

The following table presents the assets and liabilities of consolidated VIEs recorded on our Consolidated Balance Sheets.

	2011 (1), (2)					2010 (1)			
	Credit Card Securitization Vehicle	**Structured finance VIEs**	**Investment funds**	**Other (3)**	**Total**	Structured finance VIEs	Investment funds	Other (3)	Total
Consolidated assets (4), (5)									
Cash	**$ -**	**$ 32**	**$ 2**	**$ 6**	**$ 40**	$ 29	$ 47	$ -	$ 76
Securities — Trading and Available-for-sale	**-**	**3,735**	**252**	**27**	**4,014**	1,615	911	-	2,526
Loans — Retail and Wholesale	**-**	**214**	**-**	**19,632**	**19,846**	1,346	-	15,738	17,084
Other assets	**11**	**46**	**-**	**50**	**107**	8	55	26	89
	$ 11	**$ 4,027**	**$ 254**	**$ 19,715**	**$ 24,007**	$ 2,998	$ 1,013	$ 15,764	$19,775
Consolidated liabilities									
Deposits	**$ 2,925**	**$ 216**	**$ -**	**$ -**	**$ 3,141**	$ 403	$ -	$ -	$ 403
Other liabilities (6)	**34**	**3,254**	**-**	**151**	**3,439**	2,586	17	42	2,645
	$ 2,959	**$ 3,470**	**$ -**	**$ 151**	**$ 6,580**	$ 2,989	$ 17	$ 42	$ 3,048

(1) Prior to November 1, 2010, VIEs were assessed under the requirements of ASC Topic 810-10 (FIN 46(R)). Subsequent to this date, they are assessed under ASC Topic 810-10-15 (FAS 167) unless they qualify for the deferral of this new standard under ASU 2010-10. As a result the VIEs may change from consolidated to unconsolidated and vice versa as at November 1, 2010, and therefore their financial information may be included in or excluded from this table as at October 31, 2011. Refer to the consolidation assessments below under ASC Topic 810-10-15 (FAS 167).

(2) During the year, we have not provided explicit or implicit financial support to the VIEs other than those we are contractually required to provide.

(3) Primarily includes the assets of RBC Covered Bond Guarantor Limited Partnership (Guarantor LP).

(4) As at October 31, 2011, our compensation vehicles held $29 million (October 31, 2010 — $53 million) of our common shares, which are reported as Treasury shares and this amount represents the total assets of these vehicles. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.

(5) Creditors or beneficial interest holders have recourse only to the assets of the related consolidated VIE and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide guarantees, liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs. Refer to Note 25 for the amounts of the liquidity and credit enhancement facilities and terms of the arrangements. In the ordinary course of business, the assets of each consolidated VIE can generally only be used to settle the obligations of the VIE. Upon the occurrence of certain credit events, the assets of Guarantor LP, which are mortgages, will be used to settle up to the notional amount of the covered bonds issued by Royal Bank of Canada. The loan provided by us to Guarantor LP to purchase the mortgages is eliminated upon consolidation.

(6) Other liabilities generally represent notes issued by the VIEs. The disclosures provided below should be read in conjunction with those provided in Note 6.

Multi-seller and third-party conduits

We administer five (2010 – six) multi-seller ABCP conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP.

We do not maintain any ownership or retained interests in the five multi-seller conduits that we administer and have no rights to, or control of, their assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation execution and monitoring of transactions. The ABCP issued by each multi-seller conduit is in the conduit's own name with recourse to the financial assets owned by each multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities. We may also purchase ABCP issued by our multi-seller conduits in our capacity as placement agent in order to facilitate the overall program liquidity.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. Our transaction-specific liquidity facilities are committed facilities and are generally equal to 102% of the financing limits established by the conduits under the receivable purchase agreements. Our program-wide liquidity facilities are uncommitted and provide us with the option, but not the obligation, to make advances in the form of loans to the multi-seller conduits. These facilities provide the multi-seller conduits with an alternative source of financing in the event that the multi-seller conduits are unable to access the commercial paper market. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing ABCP. The credit enhancement is sized at a minimum of 10% of the face amount of ABCP outstanding. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities. In 2008 and 2009, certain multi-seller conduits drew down some of our transaction-specific liquidity facilities. There were no liquidity draws during 2010 and 2011. Refer to Notes 4 and 25 for additional details.

Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally sized to cover a multiple of loss experience.

An unrelated third party (expected loss investor) is exposed to a "multi-seller conduit first-loss position" as defined in Note 6. The multi-seller first-loss position is exposed to losses, should they occur, prior to us in our capacity as program wide credit enhancer or liquidity provider.

The activities that most significantly impact the conduit's economic performance include initial selection and approval of asset purchase commitments and liquidity facilities, annual renewal of these transactions and facilities, sale or transfer of assets, on-going monitoring of asset performance, mitigation of credit losses and issuance of the ABCP. The expected loss investor has substantive power to direct all of these activities except for the ABCP issuance, as well as an obligation to absorb credit losses up to a maximum contractual amount that could potentially be significant to the multi-seller conduits before the ABCP holders and us. Under ASC Topic 810-10-15 (FAS 167), we do not consolidate these multi-seller conduits as we do not have the power to direct the significant activities of the conduits but continue to hold significant variable interests in them through the provision of backstop liquidity and partial credit enhancement facilities and entitlement to residual fees. Refer to Note 25 for the disclosure of the liquidity and credit enhancement facilities. Prior to November 1, 2010, we also did not consolidate the multi-seller conduits under ASC Topic 810-10 (FIN 46(R)).

We hold significant variable interest in third-party ABS conduits (third-party conduits) primarily through the provision of liquidity support or credit enhancement facilities. We as well as other financial institutions are obligated to provide funding under these facilities if these third party conduits have insufficient funding to settle outstanding commercial paper or incurred credit losses on their assets.

The significant activities of the third-party conduits comprise purchase of investments and debt issuance. We do not have the power to direct these activities but hold variable interests in these conduits through the provision of liquidity support or credit enhancement facilities. Prior to November 2010, we also did not consolidate these conduits under ASC Topic 810-10 (FIN 46(R)) as our liquidity support or credit enhancement facilities did not expose us to the majority of their expected losses.

Structured finance VIEs

We invest in U.S. ARS from VIEs (U.S. ARS VIEs) which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. The significant activities of the U.S. ARS VIEs include purchase of the student loans and notes issuance. Under ASC Topic 810-10-15 (FAS 167), we deconsolidated certain U.S. ARS VIEs as at November 1, 2010 as we do not have power to direct the significant activities of these VIEs. We hold significant variable interests through our note holdings in the unconsolidated VIEs.

We provide liquidity facilities and letters of credit to ARS TOB programs which invest in ARS financed by the issuance of floating-rate certificates and a residual certificate. Under ASC Topic 810-10 (FIN 46(R)), we consolidate only those ARS TOB programs where we were exposed to a majority of their expected losses. Under ASC Topic 810-10-15 (FAS 167), we consolidated the ARS TOB programs as at November 1, 2010 when we have the rights to approve purchase of assets and liquidate the programs as well as an obligation to absorb losses that could potentially be significant to the programs through the provision of the credit enhancement and the liquidity facility. The structure of other non-ARS TOB programs is similar to that of the ARS TOB programs. Under ASC Topic 810-10-15 (FAS 167), we continue to consolidate programs in which we are the holder of the residual certificate as we have the power to direct the significant activities of the VIEs and are exposed to losses that could be potentially significant to the programs. In certain other non-ARS TOB programs, the residual certificates are held by third-parties and we do not provide credit enhancement of the underlying assets but only provide liquidity facilities on the floating-rate certificates; therefore, we do not consolidate these programs.

We also consolidate a trust which purchased credit-linked notes. The trust financed the purchase of the notes with loans from us, and also purchased credit protection from unrelated derivative counterparties to absorb losses before us. We consolidate the trust under ASC Topic 810-10-15 (FAS 167) as at November 1, 2010 as we have the ability to liquidate the assets of the trust and have an obligation to absorb losses that could potentially be significant to the trust.

We sold ARS to an unaffiliated and unconsolidated VIE at fair market value in a prior year. The purchase of the ARS by this entity was financed by a loan from us, and the loan is secured by various assets of the entity. Our loan is exposed to credit losses of the ARS, but is mitigated by high credit quality of the ARS. The entity also enters in derivative transactions for which we may be a guarantor of the obligations of the VIE. Our credit risk exposure to the VIE as a result of the guarantees is not significant because they are secured by cash collateral and the derivatives are subject to daily margining requirements. We serve various administrative roles for the VIE, including the remarketing agent for the ARS, and receive a fee commensurate with the services we provide. Prior to November 1, 2010, the counterparties to the interest rate derivatives are exposed to the majority of the VIE's variability; as a result, we did not consolidate this entity under ASC Topic 810-10 (FIN 46(R)). Under ASC Topic 810-10-15 (FAS 167), this VIE remains unconsolidated as we do not have power to direct its investing activities.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third-party managed reference funds. We also act as custodian or administrator for several funds. Our investments in certain funds may expose us to the market risk of the underlying investments. We may also be exposed to counterparty risk due to the equity derivative transactions. Prior to November 1, 2010, we consolidated the reference funds when we were exposed to a majority of the expected losses of the funds. Under ASC Topic 810-10-15 (FAS 167), we deconsolidated these third-party managed reference funds as we do not have power to direct their investing activities.

Under ASU 2010-10, adoption of ASC Topic 810-10-15 (FAS 167) is deferred for several investment funds which we manage. Therefore, we continue to consolidate or unconsolidate them under ASC Topic 810-10 (FIN 46(R)) based on the amount of our investments in them.

Creation of credit investment products

In certain instances, we invest in the funded and unfunded notes issued by the credit investment product VIEs. We may transfer our assets to the VIEs as collateral for the funded notes with an obligation to buy these assets back in the future. The investors of the funded notes are not exposed to the credit or market risks of the collateral assets as we are required to repurchase the assets at their par value, but we mitigate substantially all of the credit and market risks of the collateral as we have the ability to substitute the collateral. The unfunded notes are in a senior position to the funded notes. The investors of these funded and unfunded notes are exposed to credit risk as a result of the credit protection provided by the VIEs, subject to their level of seniority. In our role of derivative counterparty to the VIEs, we also assume the associated counterparty credit risk of the VIEs. Currently, we act as sole arranger and swap provider for certain VIEs and, in most cases, act as the paying and issuing agent as well. Other independent third parties fulfill the remainder of the functions required for such a product. Under ASC Topic 810-10-15 (FAS 167), we do not consolidate the credit investment product VIEs as we do not hold any variable interests in them.

Other significant vehicles

We created certain funds to pass through tax credits received from underlying low-income housing or historic rehabilitation real estate projects to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the funds, arrange the financing, and perform the administrative duties of these tax credit funds. We do not consolidate the tax credit funds as the investors in these funds have the right to select the underlying investments of the funds.

We are also sponsors of our mutual and pooled funds as a result of our ability to influence the investment decisions of the mutual funds and our continuing involvement in the administration of these funds. Under ASU 2010-10, adoption of ASC Topic 810-10-15 (FAS 167) is deferred for our mutual and pooled funds that we manage. Therefore, we continue to consolidate or unconsolidate them under ASC Topic 810-10 (FIN 46(R)) based on the amount of our investments in them.

Offsetting of amounts related to certain contracts

Under FASB FSP FIN 39-1, *Amendment of FASB Interpretation No. 39* which amended certain aspects of ASC Topic 210-20, *Balance Sheet – Offsetting* and ASC Topic 815, *Derivatives and Hedging* (FIN 39, *Offsetting of Amounts Related to Certain Contracts*) an entity is permitted to offset the fair value of derivative instruments and the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value of derivative instruments executed with the same counterparty under the same master netting agreement, regardless of whether there is an intention to settle on a net basis. We have offset fair value amounts on our U.S. GAAP Consolidated Balance Sheets pursuant to this guidance as follows, including the comparative periods presented: as at October 31, 2011, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $70.6 billion (October 31, 2010 – $76.4 billion); as at October 31, 2011, the cash collateral applied against derivative assets and derivative liabilities was $9.9 billion and $9.2 billion, respectively (October 31, 2010 – $9.2 billion and $7.7 billion, respectively); as at October 31, 2011, we held $11.9 billion (October 31, 2010 –$10.7 billion) of collateral on derivative positions, of which $7.9 billion (October 31, 2010 – $7.4 billion) could be applied against credit risk.

Other-than-temporary impairment of securities

ASC Topic 320, *Investments – Debt and Equity Securities* provides impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. In accordance with this guidance, the unrealized loss of an AFS debt security is an other-than-temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in AOCI should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and OCI, respectively.

Cumulative other-than-temporary impairment credit losses of available-for-sale debt securities

	2011	2010
Balance at beginning of the period	**$ 117**	$ 181
Credit losses recognized in income on debt securities not previously impaired	**14**	11
Credit losses recognized in income on debt securities that have previously been impaired	**1**	26
Reductions related to securities that we intend to or it is more likely than not that we will be required to sell before recovery of amortized costs	**-**	(5)
Reductions due to securities sold or matured during the period	**(44)**	(96)
Balance at end of the period	**$ 88**	$ 117

Refer to Note 3 for the methodology and significant inputs used to determine credit losses.

Other-than-temporary impairment losses of available-for-sale debt securities

	2011	2010
Credit related losses for securities which we do not intend to sell or more-likely-than-not will not be required to sell	$ 15	$ 37
Total losses for securities which we intend to sell or more-likely-than-not will be required to sell	1	57
Total write-downs of debt securities recognized in income	$ 16	$ 94
Add: Non-credit related losses of debt securities recognized in OCI (before income taxes) (1)	36	6
Total realized and unrealized other-than-temporary impairment losses	$ 52	$ 100

(1) The balance presented excludes $39 million (October 31, 2010 – $90 million) of gross unrealized gains recorded in OCI related to the securities which fair values have recovered above the amortized costs since the initial write-downs.

Significant accounting changes

In addition to ASC topic 860 (FAS 166) and ASC Topic 810-10-15 (FAS 167), which are described earlier in this note, the following changes became effective for us during this year.

Disclosure about the credit quality of financing receivables and the allowance for credit losses

FASB guidance ASU 2010-20, *Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, became effective for us on November 1, 2010 with prospective application. This update requires an entity to provide additional disclosures about loans and the related allowances for credit losses disaggregated by impairment methodology. Information about loans that are collectively assessed and individually assessed for impairment is also required along with qualitative and quantitative information about the credit quality of financing receivables.

Our wholesale portfolio comprises business, sovereign, and bank exposures, which include mid-size to large corporations and certain small businesses for which credit risk is assessed primarily on an individual client basis. Our retail portfolio comprises residential mortgages and personal, credit card and small business loans, which are managed on a pooled basis and collectively assessed. The majority of our allowances for credit losses assessed on an individual basis are in the wholesale portfolio. This amount approximates wholesale specific allowances as calculations of specific allowances are based on estimated losses on loans that have been identified as impaired. Collectively assessed allowances, on the other hand, include estimated losses on retail loans identified as impaired and estimated losses on both retail and wholesale loans which have not yet been specifically identified as impaired. Refer to Impaired Loans table in Note 4 for details.

Credit quality assessment

In determining the credit quality of our loan portfolio, we quantify credit risk to estimate the expected credit losses upon default. We assign risk ratings based on the risk of loss associated with an obligor's inability or unwillingness to fulfil its contractual obligation. In measuring credit risk under Basel II, two principal approaches are available: Advanced Internal Rating Based (AIRB) and Standardized approaches. For a qualitative description of the credit risk assessment process, refer to the Risk Management section of Management's Discussion and Analysis on pages 43 to 46 of our 2011 Annual Report.

The following tables represent our retail and wholesale portfolio exposure under both AIRB and Standardized approaches. These tables present Canadian GAAP information as this is the basis on which we manage our exposure. The differences in our total loans balance between Canadian and U.S.GAAP are shown in the 'Material balance sheet reconciling items' table earlier in this note.

Credit exposure of retail portfolio

	As at October 31, 2011				
	Residential Mortgage	Personal	Credit Cards	Small Business	Total
Low Risk (0.00% - 1.00%)	$114,398	$139,537	$30,342	$ 3,473	$287,750
Medium Risk (1.10% - 6.40%)	17,635	18,739	5,187	2,060	43,621
High Risk (6.5% - 99.99%)	3,864	3,196	771	1,118	8,949
Impaired (100%)	826	389	-	40	1,255
Total Exposure (1)	$136,723	$161,861	$36,300	$ 6,691	$341,575

(1) Total exposure represents exposure at default (EAD), which is an amount expected to be owed by the obligor upon default. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation such as guarantees. The amount above includes undrawn amount of $13 million, $75.3 billion, $27.1 billion and $4.2 billion for residential, personal, credit card, and small business respectively.

Credit exposure of wholesale portfolio

	As at October 31, 2011			
	Business	Sovereign	Bank	Total
Investment Grade	$ 56,864	$ 7,875	$2,593	$ 67,332
Non-Investment Grade	69,304	381	216	69,901
Impaired/default	2,483	-	33	2,516
Total Exposure (1)	$128,651	$ 8,256	$2,842	$139,749

(1) Total exposure includes loans and acceptances outstanding and undrawn commitments and represents exposure at default (EAD), which is an amount expected to be owed by the obligor upon default. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation such as guarantees. The amount above includes undrawn amount of $47.4 billion, $3.6 billion, and $398 million for business, sovereign and bank respectively.

Trouble Debt Restructuring

As a result of the adoption of ASU 2010-20 and 2011-02, we are required to disclose qualitative and quantitative information for trouble debt restructuring ("TDRs") that occurred during the period. TDRs are loans in which, for economic or legal reasons related to a borrower's financial difficulties, a concession has been granted for other than an insignificant period of time. We strive to identify borrowers in financial difficulty early and modify their loans to more affordable terms. The modification might include rate reduction, principal forgiveness, term extensions, payment forbearance and other actions intended to maximize collection and to avoid foreclosure or repossession of the collateral. Once a loan has been modified, the allowance for credit losses for TDRs is determined by comparing expected cash flows of the loans discounted at the loans' original effective interest rate to the carrying value of the loans.

During the year, the majority of our loans classified as a TDRs relates to our wholesale portfolio with approximately $233 million, which mainly relates to business loans.

Other changes

The following guidance issued by the FASB became effective for us on November 1, 2010: ASU No 2009-13, *Revenue Recognition: Multiple-Deliverable Arrangements*, ASU No. 2010-15, *Financial services – Insurance – How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments*, and ASU No. 2010-13, *Compensation – Stock Compensation – Effect of denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades*. The impact of adopting these pronouncements is not material to our consolidated financial position or results of operations.

Future accounting changes

As a result of adopting IFRS for periods commencing November 1, 2011, we will no longer be required to reconcile our results to U.S. GAAP; accordingly, we have not included a summary of future changes to U.S. GAAP standards.

Note 32 Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis.

Condensed Balance Sheets

As at October 31	2011	2010
Assets		
Cash and due from banks	$ 8,159	$ 4,553
Interest-bearing deposits with banks	7,281	7,284
Securities	106,318	102,372
Investments in bank subsidiaries and associated corporations	26,413	28,306
Investments in other subsidiaries and associated corporations	33,902	23,200
Assets purchased under reverse repurchase agreements	8,745	6,367
Loans, net of allowances for loan losses	254,734	236,699
Net balances due from bank subsidiaries	2,061	8,489
Net balances due from other subsidiaries	10,392	12,467
Other assets	116,874	119,445
	$ 574,879	$549,182
Liabilities and shareholders' equity		
Deposits	$ 382,047	$353,566
Other liabilities	143,376	149,984
	525,423	503,550
Subordinated debentures	7,749	6,681
Shareholders' equity	41,707	38,951
	$ 574,879	$549,182

Condensed Statements of Income

For the year ended October 31	2011	2010	2009
Interest income (1)	$ 15,247	$ 16,660	$ 13,824
Interest expense	5,796	5,155	6,280
Net interest income	9,451	11,505	7,544
Non-interest income (2)	3,773	1,725	4,276
Total revenue	13,224	13,230	11,820
Provision for credit losses	863	1,070	2,125
Insurance policyholder benefits and acquisition expense	2	-	-
Non-interest expense	7,003	6,638	6,477
Income before income taxes	5,356	5,522	3,218
Income taxes	1,263	1,397	180
Net income before equity in undistributed income of subsidiaries	4,093	4,125	3,038
Equity in undistributed income of subsidiaries	759	1,098	820
Net income	$ 4,852	$ 5,223	$ 3,858

(1) Includes dividend income from investments in subsidiaries and associated corporations of $1,314 million, $3,359 million and $18 million for 2011, 2010 and 2009, respectively.

(2) Includes loss from associated corporations of a nominal amount for 2011, loss of $13 million for 2010 and income of $7 million for 2009.

Condensed Statements of Cash Flows

For the year ended October 31	2011	2010	2009
Cash flows from operating activities			
Net income	$ 4,852	$ 5,223	$ 3,858
Adjustments to determine net cash from operating activities:			
Change in undistributed earnings of subsidiaries	(759)	(1,098)	(820)
Other operating activities, net	(5,470)	5,124	10,807
Net cash from (used in) operating activities	(1,377)	9,249	13,845
Cash flows from investing activities			
Change in interest-bearing deposits with banks	3	(3,937)	8,147
Change in loans, net of securitizations	(39,355)	(29,853)	(33,651)
Proceeds from securitizations	11,670	7,710	21,494
Proceeds from sale of available-for-sale securities	5,736	4,829	9,143
Proceeds from maturity of available-for-sale securities	24,711	11,757	7,239
Purchase of available-for-sale securities	(20,781)	(12,044)	(13,346)
Net acquisitions of premises and equipment	(690)	(688)	(439)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(2,378)	(848)	100
Change in cash invested in subsidiaries	(8,393)	(1,679)	497
Change in net funding provided to subsidiaries	7,737	(16,096)	13,236
Net cash (used in) from investing activities	(21,740)	(40,849)	12,420
Cash flows from financing activities			
Change in deposits	28,481	35,706	(32,290)
Issue of subordinated debentures	1,500	1,500	-
Repayment of subordinated debentures	(404)	(1,305)	(1,659)
Issue of preferred shares	-	-	2,150
Issuance costs	-	-	(77)
Issue of common shares	146	125	2,439
Dividends paid	(3,049)	(2,934)	(2,744)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(3,815)	150	2,649
Change in obligations related to securities sold short	3,864	(486)	3,015
Net cash from (used in) financing activities	26,723	32,756	(26,517)
Net change in cash and due from banks	3,606	1,156	(252)
Cash and due from banks at beginning of year	4,553	3,397	3,649
Cash and due from banks at end of year	$ 8,159	$ 4,553	$ 3,397
Supplemental disclosure of cash flow information			
Amount of interest paid in year	$ 6,207	$ 5,231	$ 7,565
Amount of income taxes (recovered) paid in year	$ 1,012	$ 3,227	$ (947)

Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a "stamping fee" for providing this guarantee.

Advanced Internal Ratings Based Approach (AIRB)
A measurement of credit risk under Basel II that uses risk weights determined from internal risk parameters, including probability of default, loss given default and exposure at default.

Allowance for credit losses
The amount deemed adequate by management to absorb identified credit losses as well as losses that have been incurred but are not yet identifiable as at the balance sheet date. This allowance is established to cover the lending portfolio including loans, acceptances, guarantees, letters of credit, and unfunded commitments. The allowance is increased by the provision for credit losses, which is charged to income and decreased by the amount of write-offs, net of recoveries in the period.

Alt-A assets
A term used in the U.S. to describe assets (mainly mortgages) with a borrower risk profile between the prime and subprime categorizations. Categorization of assets as Alt-A (as opposed to prime) varies, such as limited verification or documentation of borrowers' income or a limited credit history.

Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets-to-capital multiple
Total assets plus specified off-balance sheet items, as defined by OSFI, divided by total regulatory capital.

Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Auction rate securities (ARS)
Securities issued through variable interest entity (VIE) trusts that hold long-term assets funded with long-term debt, with an interest rate reset every week to 35 days via auctions managed by participating financial institutions. In the U.S., these securities are issued by sponsors such as municipalities, student loan authorities or other sponsors through bank-managed auctions.

Bank-owned life insurance contracts (BOLI)
Our U.S. Insurance and Pension solutions business provides banks with BOLI stable value agreements ("wraps"), which insure the life insurance policy's cash surrender value from market fluctuations on the underlying investments, thereby guaranteeing a minimum tax-exempt return to the counterparty. These wraps allow us to account for the underlying assets on an accrual basis instead of a mark-to-market basis.

Basis point (bp)
One one-hundredth of a percentage point (.01%).

Canadian GAAP
Canadian generally accepted accounting principles.

Capital adequacy
The level of capital that is sufficient to underpin risk and accommodate potential unexpected increases in risk within specified regulatory targets while maintaining our business plans. This includes risks for which minimum regulatory capital requirements may not be specified.

Cash capital position
Measures the extent to which illiquid (long-term) assets are funded by short-term liabilities and represents a formula-based measure of mismatches in effective maturity between assets and liabilities including both comparative and directional structural liquidity risk.

Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.

Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by special purpose entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.

Collateralized loan obligation (CLO)
Securities that are backed by a pool of commercial or personal loans, structured so that there are several classes of bondholders with varying maturities, called tranches.

Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.

Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers' acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Contract for difference (CFD)
A contract between two parties in which one party pays the other in cash for the difference between the current value of an asset and its value at contract time.

Covered bonds
Full recourse on-balance sheet obligations issued by banks and credit institutions that are also fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer's insolvency.

Credit default swaps (CDS)
A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio
Common dividends as a percentage of net income after preferred share dividends.

Dividend yield
Dividends per common share divided by the average of the high and low share prices in the relevant period.

Documentary and commercial letters of credit
Written undertakings by a bank on behalf of its client (typically an importer), authorizing a third party (typically an exporter) to draw drafts on the bank up to a stipulated amount under specific terms and conditions. Such undertakings are established for the purpose of facilitating international trade.

Earnings per share (EPS), basic
Calculated as net income less preferred share dividends divided by the average number of shares outstanding.

Earnings per share (EPS), diluted
Calculated as net income less preferred share dividends divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.

Economic Capital
An estimate of the amount of equity capital required to underpin risks. It is calculated by estimating the level of capital that is necessary to support our various businesses, given their risks, consistent with our desired solvency standard and credit ratings. The identified risks for which we calculate Economic Capital are credit, market (trading and non-trading), operational, business, fixed asset, and insurance. Additionally, Economic Capital includes goodwill and intangibles, and allows for diversification benefits across risks and business segments.

Economic value of equity risk
RBC's economic value of Equity (EVE) exposure to interest rate changes. It measures the change in the NPV of assets, liabilities and off-balance sheet items for a given change in interest rates; it is an economic measure usually based on discounted cash flow methodology; and a more comprehensive measure that incorporates all cash flows regardless of the period.

Electronic trading
The use of market-leading technology to provide trade execution, multiple market access and inter-market spreading of trades. Platform capabilities include the trading of multiple products through a single user interface and may use algorithms to provide more efficient order management, price construction, fill order and execution of trades.

Eurozone
A group of 17 European Union member states that have adopted the euro currency as their sole legal tender, which include Austria, Belgium, Cyprus, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain.

Fair value
The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Fair value adjustments on our debt designated as held-for-trading
The change in fair value of deposit liabilities and subordinated debentures designated as held-for- trading, largely as a result of the widening of our credit spreads, is defined as fair value adjustments on our debt designated as held-for-trading.

G20
A group of finance ministers and central bank governors from 20 major economies including the European Union. The G20 meets periodically and studies, reviews and promotes discussion on policy issues relating to international financial stability.

Gross adjusted assets (GAA)
GAA are used in the calculation of the Assets-to-capital multiple. They represent our total assets including specified off-balance sheet items and net of prescribed deductions. Off balance sheet items for this calculation are direct credit substitutes, including letters of credit and guarantees, transaction-related contingencies, trade-related contingencies and sale and repurchase agreements.

Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Harmonized sales tax (HST)
The HST is a Canadian sales tax that replaced the federal goods and services tax (GST) and the provincial sales tax (PST) in five of the ten Canadian provinces: British Columbia, Ontario, New Brunswick, Newfoundland and Labrador, and Nova Scotia. It is charged on most goods and services purchased in those provinces.

Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

Home equity financing
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.

International Financial Reporting Standards
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.

Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

Innovative capital instruments
Innovative capital instruments are capital instruments issued by Special Purpose Entities (SPEs), whose primary purpose is to raise capital. We previously issued innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Subordinated Trust Notes (RBC TSNs), through three SPEs: RBC Capital Trust, RBC Capital Trust II and RBC Subordinated Notes Trust. As per OSFI guidelines, innovative capital can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital.

Leveraged finance
Comprises infrastructure finance, essential services and other types of finance. As both arrangers and underwriters, we provide structuring and distribution expertise in support of the financing requirements of our clients, which include both corporations and financial sponsors.

Managed basis
We report our segments on a managed basis, which is intended to measure the performance of each business segment as if it were a stand alone business and reflect the way each segment is managed.

Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Monoline insurer
Insurance companies that specialize in financial guaranty insurance products, predominantly for the municipal bond market in the U.S. and structured finance products, such as CDOs.

Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (average assets)
Net interest income as a percentage of total average assets.

Non-bank sponsored asset-backed commercial paper
A short-term promissory note issued primarily by special purpose securitization vehicles that hold loans or other assets and are not sponsored by banks.

Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Notional amount
The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, note issuances and revolving underwriting facilities, securities lending indemnifications and indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI's mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Operating leverage
The difference between our revenue growth rate and non-interest expense growth rate.

Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Prepaid pension benefit cost
The cumulative excess of amounts contributed to a pension fund over the amounts recorded as pension expense.

Primary dealer
A formal designation provided to a bank or securities broker-dealer permitted to trade directly with a country's central bank. Primary dealers participate in open market operations, act as market-makers of government debt and provide market information and analysis to assist with monetary policy.

Provision for credit losses
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes both specific and general provisions.

Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Residential mortgage-backed securities (RMBS)
Securities created through the securitization of residential mortgage loans.

Return on common equity (ROE)
Net income less preferred share dividends, expressed as a percentage of average common equity.

Reverse repurchase agreements
Involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Risk
Financial institutions face a number of different risks that expose them to possible losses. These risks include credit risk, market risk, operational risk, liquidity and funding risk, reputation risk, regulatory and legal risk, insurance risk and environmental risk.

Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on and off-balance sheet exposures. Certain assets are not weighted, but deducted from capital. The calculation is defined by guidelines issued by OSFI based on Basel II, effective November 1, 2007. For more details, refer to the Capital management section.

Securities lending
Transactions in which the owner of a security agrees to lend it under the terms of a prearranged contract to a borrower for a fee. The borrower must collateralize the security loan at all times. An intermediary such as a bank often acts as agent for the owner of the security. There are two types of securities lending arrangements: lending with and without credit or market risk indemnification. In securities lending without indemnification, the bank bears no risk of loss. For transactions in which the bank provides an indemnification, it bears the risk of loss if the borrower defaults and the value of the collateral declines concurrently.

Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.

Special purpose entities (SPEs)
Entities that are typically organized for a single discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. SPEs are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital.

Standardized Approach
Risk weights prescribed by OSFI are used to calculate risk-weighted assets for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody's, Fitch and DBRS are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI. For our Business and Retail exposures, we use the standard risk weights prescribed by OSFI.

Structured investment vehicles
Managed investment vehicle that holds mainly highly rated asset-backed securities and funds itself using the short-term commercial paper market as well as the medium-term note (MTN) market.

Subprime loans
Subprime lending is the practice of making loans to borrowers who do not qualify for the best market interest rates because of their deficient credit history. Subprime lending carries more risk for lenders due to the combination of higher interest rates for the borrowers, poorer credit histories, and adverse financial situations usually associated with subprime applicants.

Synthetic securitization
The transfer of risks relating to selected elements of financial assets to unaffiliated third parties through the use of certain financial instruments such as credit default swaps and guarantees, while retaining legal ownership over the financial assets.

Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders' equity, non-cumulative preferred shares, the majority of which do not have conversion features into common shares, and the eligible amount of innovative capital instruments. In addition, goodwill and other items as prescribed by OSFI are deducted from Tier 1 capital to determine adjusted net Tier 1 capital. The Tier 1 capital ratio is calculated by dividing the adjusted net Tier 1 capital by risk-weighted assets.

Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses, less OSFI-prescribed deductions.

Total capital and total capital ratio
Total capital is defined as the total of net Tier 1 and Tier 2 capital. The total capital ratio is calculated by dividing total capital by risk-weighted assets.

Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches' relative subordination.

Trust Capital Securities (RBC TruCS)
Transferable trust units issued by special purpose entities RBC Capital Trust or RBC Capital Trust II for the purpose of raising innovative Tier 1 capital.

Trust Subordinated Notes (RBC TSNs)
Transferable trust units issued by RBC Subordinated Notes Trust for the purpose of raising innovative Tier 2 capital.

U.S. GAAP
U.S. generally accepted accounting principles.

Value-at-Risk (VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices.

Variable interest entity (VIE)
An entity that either does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or where the holders of the equity at risk lack the characteristics of a controlling financial interest.

Directors and executive officers

Directors

W. Geoffrey Beattie (2001)
Toronto, Ontario
President and Chief Executive Officer
The Woodbridge Company Limited
Deputy Chairman
Thomson Reuters Corporation

John T. Ferguson, F.C.A. (1990)
Edmonton, Alberta
Chairman and Chief Executive Officer
Princeton Developments Ltd.
Princeton Ventures Ltd.

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. (1991)
Quebec City, Quebec
Senior Partner
Stein Monast L.L.P.

Timothy J. Hearn (2006)
Calgary, Alberta
Chairman
Hearn & Associates

Alice D. Laberge (2005)
Vancouver, British Columbia
Corporate Director

Jacques Lamarre, O.C. (2003)
Montreal, Quebec
Strategic Advisor,
Heenan Blaikie LLP

Brandt C. Louie, O.B.C., F.C.A. (2001)
West Vancouver, British Columbia
Chairman and Chief Executive Officer
H.Y. Louie Co. Limited
Chairman
London Drugs Limited

Michael H. McCain (2005)
Toronto, Ontario
President and Chief Executive Officer
Maple Leaf Foods Inc.

Heather Munroe-Blum, O.C., O.Q., Ph.D., FRSC (2011)
Montreal, Quebec
Principal and Vice-Chancellor
McGill University

Gordon M. Nixon, C.M., O.Ont. (2001)
Toronto, Ontario
President and Chief Executive Officer
Royal Bank of Canada

David P. O'Brien, O.C. (1996)
Calgary, Alberta
Chairman of the Board
Royal Bank of Canada
Chairman of the Board
EnCana Corporation

J. Pedro Reinhard (2000)
Key Biscayne, Florida
President
Reinhard & Associates

Edward Sonshine, O.Ont., Q.C. (2008)
Toronto, Ontario
President and Chief Executive Officer
RioCan Real Estate Investment Trust

Kathleen P. Taylor (2001)
Toronto, Ontario
President and Chief Executive Officer
Four Seasons Hotels and Resorts

Bridget A. van Kralingen (2011)
New York, New York
General Manager
IBM North America
IBM Corporation

Victor L. Young, O.C. (1991)
St. John's, Newfoundland and Labrador
Corporate Director

The date appearing after the name of each director indicates the year in which the individual became a director.

Group Executive

Morten N. Friis
Chief Risk Officer

Janice R. Fukakusa, F.C.A.
Chief Administrative Officer and Chief Financial Officer

Zabeen Hirji
Chief Human Resources Officer

M. George Lewis
Group Head
Wealth Management

A. Douglas McGregor
Co-Group Head
Capital Markets

David I. McKay
Group Head
Canadian Banking

Gordon M. Nixon, C.M., O.Ont.
President and Chief Executive Officer

Mark A. Standish
Co-Group Head
Capital Markets

W. James Westlake
Group Head
International Banking and Insurance

Principal subsidiaries

Principal subsidiaries (1)	Principal office address (2)	Carrying value of voting shares owned by the bank (3)
Royal Bank Mortgage Corporation (4)	Toronto, Ontario, Canada	$ 1,061
RBC Capital Trust	Toronto, Ontario, Canada	1,269
RBC Dominion Securities Limited (4)	Toronto, Ontario, Canada	4,634
RBC Dominion Securities Inc.	Toronto, Ontario, Canada	
RBC Wealth Management Financial Services Inc.	Toronto, Ontario, Canada	
RBC Investment Services (Asia) Limited	Hong Kong, China	
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	238
The Royal Trust Company	Montreal, Quebec, Canada	359
Royal Bank Holding Inc.	Toronto, Ontario, Canada	25,588
Royal Mutual Funds Inc.	Toronto, Ontario, Canada	
RBC Insurance Holdings Inc.	Mississauga, Ontario, Canada	
RBC General Insurance Company	Mississauga, Ontario, Canada	
RBC Insurance Company of Canada	Mississauga, Ontario, Canada	
RBC Life Insurance Company	Mississauga, Ontario, Canada	
RBC Direct Investing Inc.	Toronto, Ontario, Canada	
RBC Phillips, Hager & North Investment Counsel Inc.	Toronto, Ontario, Canada	
R.B.C. Holdings (Bahamas) Limited	Nassau, Bahamas	
RBC Caribbean Investments Limited	George Town, Grand Cayman	
Royal Bank of Canada Insurance Company Limited	St. Michael, Barbados	
Royal Bank of Canada Trust Company (Bahamas) Limited	New Providence, Bahamas	
Investment Holdings (Cayman) Limited	George Town, Grand Cayman	
RBC (Barbados) Funding Ltd.	St. Michael, Barbados	
Royal Bank of Canada (Caribbean) Corporation	St. Michael, Barbados	
Royal Bank of Canada Trust Company (Cayman) Limited	George Town, Grand Cayman	
RBC Alternative Asset Management Inc. (2)	New York, New York, U.S.	
RBC Capital Markets Arbitrage S.A.	Luxembourg, Luxembourg	
Royal Bank of Canada (Asia) Limited	Singapore, Singapore	
Capital Funding Alberta Limited	Calgary, Alberta, Canada	
Royal Bank of Canada Financial Corporation	St. Michael, Barbados	5
RBC Finance B.V.	Amsterdam, Netherlands	3,319
Royal Bank of Canada Holdings (U.K.) Limited	London, England	
RBC Europe Limited	London, England	
Royal Bank of Canada Investment Management (U.K.) Limited	London, England	
Royal Bank of Canada Trust Corporation Limited	London, England	
RBC Asset Management UK Limited	London, England	
RBC Holdings (Channel Islands) Limited	Jersey, Channel Islands	
Royal Bank of Canada (Channel Islands) Limited	Guernsey, Channel Islands	
RBC Treasury Services (CI) Limited	Jersey, Channel Islands	
RBC Offshore Fund Managers Limited	Guernsey, Channel Islands	
RBC Fund Services (Jersey) Limited	Jersey, Channel Islands	
RBC Investment Solutions (CI) Limited	Guernsey, Channel Islands	
RBC Investment Services Limited	Jersey, Channel Islands	
RBC Regent Fund Managers Limited	Jersey, Channel Islands	
RBC Trust Company (International) Limited	Jersey, Channel Islands	
Regent Capital Trust Corporation Limited	Jersey, Channel Islands	
RBC Trust Company (Jersey) Limited	Jersey, Channel Islands	
RBC Trustees (Guernsey) Limited	Guernsey, Channel Islands	
RBC Regent Tax Consultants Limited	Jersey, Channel Islands	
RBC Wealth Planning International Limited	Jersey, Channel Islands	
RBC cees Limited	Jersey, Channel Islands	
RBC cees International Limited	Jersey, Channel Islands	
RBC Fund Administration (CI) Limited	Jersey, Channel Islands	
Royal Bank of Canada Trust Company (Asia) Limited	Hong Kong, China	
RBC Reinsurance (Ireland) Limited	Dublin, Ireland	
Royal Bank of Canada (Suisse) SA	Geneva, Switzerland	
Roycan Trust Company S.A.	Geneva, Switzerland	
RBC Investment Management (Asia) Limited	Hong Kong, China	17
RBC Capital Markets (Japan) Ltd.	St. Michael, Barbados	65
RBC Holdings (Barbados) Ltd.	St. Michael, Barbados	2,693
RBC Financial (Caribbean) Limited	Port of Spain, Trinidad and Tobago	
Bluebay Asset Management Ltd	London, England	1,571
RBC USA Holdco Corporation (2)	New York, New York, U.S.	7,750
RBC Bank (USA)	Raleigh, North Carolina, U.S.	
RBC Capital Markets, LLC (2)	New York, New York, U.S.	
RBC Trust Company (Delaware) Limited	Wilmington, Delaware, U.S.	
RBC Insurance Holdings (USA) Inc.	Wilmington, Delaware, U.S.	
RBC Bank (Georgia), National Association	Atlanta, Georgia, U.S.	52

(1) The bank directly or indirectly owns 100% of the voting shares of each subsidiary.
(2) Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for RBC USA Holdco Corporation, and RBC Alternative Asset Management Inc., which are incorporated under the laws of the State of Delaware, U.S., RBC Capital Markets, LLC, which is incorporated under the laws of the State of Minnesota.
(3) The carrying value (in millions of dollars) of voting shares is stated as the bank's equity in such investments.
(4) The subsidiaries have outstanding non-voting shares of which the bank, directly or indirectly, owns 100%.

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario M5J 2J5
Canada
Tel: 416-974-5151
Fax: 416-955-7800

Mailing address:
P.O Box 1
Royal Bank Plaza
Toronto, Ontario M5J 2J5
Canada
website: rbc.com

Transfer Agent and Registrar
Main Agent:
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
Canada
Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)
Fax: 514-982-7580
website: computershare.com\rbc

Co-Transfer Agent (U.S.):
Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
U.S A.

Co-Transfer Agent (U.K.):
Computershare Investor Services PLC
Securities Services – Registrars
P.O. Box 82, The Pavilions,
Bridgwater Road,
Bristol BS99 7NH
U.K

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada – Toronto Stock Exchange (TSX)
U.S. – New York Stock Exchange (NYSE)
Switzerland -- Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts
For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada
Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)
Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International)
e-mail:
service@computershare.com

For other shareholder inquiries, please contact:
Shareholder Relations
Royal Bank of Canada
200 Bay Street
9th Floor, South Tower
Toronto, Ontario M5J 2J5
Canada
Tel: 416-955-7806
Fax: 416-974-3535

Financial analysts, portfolio managers, institutional investors
For financial information inquiries, please contact:
Investor Relations
Royal Bank of Canada
200 Bay Street
4th Floor, North Tower
Toronto, Ontario M5J 2W7
Canada
Tel: 416-955-7802
Fax: 416-955-7800
or visit our website at
rbc.com/investorrelations

Direct deposit service
Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation
For purposes of the enhanced dividend tax credit rules contained in the *Income Tax Act* (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as "eligible dividends." Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as "eligible dividends" for the purposes of such rules.

2012 Quarterly earnings release dates

First quarter	March 1
Second quarter	May 24
Third quarter	August 30
Fourth quarter	November 29

2012 Annual Meeting
The Annual Meeting of Common Shareholders will be held on Thursday, March 1, 2012 at 9:00 a.m. (Eastern Standard Time) at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Toronto, Ontario M5J 2W6 Canada

Dividend dates for 2012
Subject to approval by the Board of Directors

	Ex-dividend dates	Record dates	Payment dates
Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	January 24	January 26	February 24
	April 23	April 25	May 24
	July 24	July 26	August 24
	October 23	October 25	November 23

Governance
A summary of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange listing standards is available on our website at rbc.com/governance.

EQUAL EMPLOYMENT OPPORTUNITY: As required by our Code of Conduct, which applies to all RBC companies and applies equally to employees, we are committed to providing equal opportunity in all dealings with employees, clients, suppliers and others. In the U.S., our subsidiaries are committed to providing Equal Employment Opportunity in compliance with relevant U.S. federal legislation and regulations (EEO rules) to all employees and applicants for employment. Consistent with this commitment, all employment decisions of our U.S. subsidiaries are based upon skill and performance without regard to race, colour, national origin or ancestry, religion, age, disability, gender, sexual orientation, status as a veteran or any other factors or characteristics protected by law. Our U.S. subsidiaries are Equal Opportunity Employers and comply with U.S. federal, state and municipal employment laws, including regulations applicable to federal contractors. Disclosure in our 2011 Annual Report to Shareholders about our U.S. subsidiaries' Equal Employment Opportunity practices is required pursuant to EEO rules.



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This is a carbon neutral publication. Carbon dioxide equivalent emissions associated with the production and distribution of this report have been neutralized through the purchase and retirement of certified emission reductions (CERs). CERs are subjected to a rigorous validation, certification, registration and issuance process designed to ensure real, measurable and verifiable emission reductions that are recognized under the Kyoto Protocol. The CERs were acquired through the RBC Capital Markets emissions trading group.

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